ING Life Insurance and Annuity Company and its Variable Annuity Accounts B and C
and
ING Insurance Company of America and its Variable Annuity Account I

Supplement dated April 29, 2005

This supplement amends certain information contained in the most recent variable annuity contract prospectus and contract prospectus summary, as applicable. Please read it carefully and keep it with your variable annuity contract prospectus and contract prospectus summary, as applicable, for future reference.

_____

The "Regulatory Matters" sub-section of the prospectus and prospectus summary, as applicable, is hereby deleted and replaced with the following:

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Fund Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares, revenue sharing and directed brokerage, compensation, sales practices and suitability, arrangements with service providers, pricing, compliance and controls, and adequacy of disclosure.

In addition to responding to governmental and regulatory requests on fund regulatory issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

An affiliate of the Company, ING Funds Distributors, LLC ("IFD") has received notice from the staff of the National Association of Securities Dealers ("NASD") that the staff has made a preliminary determination to recommend that disciplinary action be brought against IFD and one of its registered persons for violations of the NASD Conduct Rules and federal securities laws in connection with frequent trading arrangements.

Other regulators, including the Securities and Exchange Commission ("SEC") and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigation of ING relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Other Regulatory Matters

The New York Attorney General and other regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives, potential conflicts of interest, potential anti-competitive activity, marketing practices, certain financial reinsurance arrangements, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. U.S. affiliates of ING have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

CONTRACT PROSPECTUS APRIL 29, 2005

The Contracts. The contracts described in this prospectus are group deferred variable and fixed annuity contracts issued by ING Life Insurance and Annuity Company (the Company). The contracts may be single purchase payment contracts, which allow for lump-sum payments, or installment purchase payment contracts, which allow for installment payments. They are intended to be used as funding vehicles for certain types of supplemental retirement programs, including those that qualify for beneficial tax treatment and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (Tax Code).

Why Reading this Prospectus is Important. Before you participate in the contract through a supplemental retirement program, you should read this prospectus. It provides facts about the contract and its investment options. Prospective contract owners (generally a school district or state operated State University of New York campus to which we issue a master contract) should read this prospectus to help determine if the contract is appropriate for those employees eligible to participate. Keep this document for future reference.

Table of Contents ... page 3

You may participate in this contract if you are an eligible employee of a school board or public university in the State of New York and if you are a member of the New York State United Teachers (NYSUT) or the United University Professions (UUP).

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account, you instruct us to direct account dollars to any of the available options.

The Funds

AIM V.I. Capital Appreciation Fund (Series I)
AIM V.I. Core Equity Fund (Series I)
AIM V.I. Growth Fund (Series I)
AIM V.I. Premier Equity Fund (Series I)
American Century® Income & Growth Fund (Advisor Class)[1]
Calvert Social Balanced Portfolio
EuroPacific Growth Fund® (Class R-4)[1]
Evergreen Special Values Fund (Class A)[1]
Fidelity® VIP Asset Manager℠ Portfolio (Initial Class)
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)
Fidelity® VIP High Income Portfolio (Initial Class)
Fidelity® VIP Index 500 Portfolio (Initial Class)
Fidelity® VIP Overseas Portfolio (Initial Class)
Franklin Small Cap Value Securities Fund (Class 2)
ING American Century Select Portfolio (Initial Class)
ING Baron Small Cap Growth Portfolio (Service Class)
ING GET U.S. Core Portfolio
ING JPMorgan Fleming International Portfolio (Initial Class)
ING MFS Capital Opportunities Portfolio (Initial Class)
ING Oppenheimer Global Portfolio (Initial Class)
ING Oppenheimer Strategic Income Portfolio (Initial Class)
ING PIMCO Total Return Portfolio (Service Class)
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)
ING Salomon Brothers Large Cap Growth Portfolio (Initial Class)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)
ING T. Rowe Price Growth Equity Portfolio (Initial Class)
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)

ING Van Kampen Comstock Portfolio (Service Class)
ING Van Kampen Equity and Income Portfolio (Initial Class)
ING VP Balanced Portfolio, Inc. (Class I)
ING VP Emerging Markets Fund
ING VP Global Science and Technology Portfolio (Class I)
ING VP Growth and Income Portfolio (Class I)
ING VP Growth Portfolio (Class I)
ING VP Index Plus LargeCap Portfolio (Class I)
ING VP Index Plus MidCap Portfolio (Class I)
ING VP Index Plus SmallCap Portfolio (Class I)
ING VP Intermediate Bond Portfolio (Class I)[2]
ING VP International Equity Portfolio (Class I)
ING VP Money Market Portfolio (Class I)
ING VP Natural Resources Trust[3]
ING VP Real Estate Portfolio (Class I)
ING VP Small Company Portfolio (Class I)
ING VP Strategic Allocation Balanced Portfolio (Class I)
ING VP Strategic Allocation Growth Portfolio (Class I)
ING VP Strategic Allocation Income Portfolio (Class I)
ING VP Value Opportunity Portfolio (Class I)
Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)
MFS® Total Return Series (Initial Class)
New Perspective Fund® (Class R-4)[1]
Oppenheimer Developing Markets Fund (Class A)[1]
Pax World Balanced Fund, Inc.[1]
Pioneer Equity Income VCT Portfolio (Class I)
Pioneer Mid Cap Value VCT Portfolio (Class I)
The Growth Fund of America® (Class R-4)[1]
Washington Mutual Investors Fund℠ (Class R-4)[1]

(1) This fund is available to the general public. See "Investment Options - Additional Risks of Investing in the Funds."
(2) Formerly the ING VP Bond Portfolio.
(3) Transfers or deposits are not allowed into the subaccount investing in this fund, except from accounts established under the contract before May 1, 1998. As soon as all those who have current allocations to the subaccount under the contract have redirected their allocations to other investment options, we will close the subaccount to all investments (except loan repayments that we automatically deposit into the subaccount according to our loan repayment procedures).

PRO.75962-05

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account). Each subaccount invests in one of the mutual funds (funds) listed on the previous page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the "Investment Options" section in this prospectus on page 13 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the fund prospectuses for future reference.

Fixed Interest Options.
➢ Guaranteed Accumulation Account
➢ Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

Getting Additional Information. You may obtain the April 29, 2005 Statement of Additional Information (SAI) free of charge by indicating your request on your enrollment materials, by calling the Opportunity Plus Service Center at 1-800-677-4636 or by writing to us at the address listed in "Questions: Contacting the Company." You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's (SEC) web site, www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Room. Information on the operation of the SEC Public Reference Room may be obtained by calling 1-202-942-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The SAI table of contents is listed on page 48 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus is valid only when accompanied by current prospectuses of the funds and the Guaranteed Accumulation Account. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

TABLE OF CONTENTS

CONTRACT OVERVIEW

Questions: Contacting the Company. To answer your questions, contact your local representative or write or call the Company through:

Opportunity Plus Service Center
P.O. Box 13047
Newark, NJ 07188-0047

1-800-OPP-INFO
(1-800-677-4636)

Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company through the Opportunity Plus Service Center to learn what information is required in order for the request to be in "good order."

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

The following is a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the participant): The individual participating in a supplemental retirement program, where the program uses the contracts as funding options.

Plan Sponsor: The sponsor of your supplemental retirement program. Generally, your employer.

Contract Holder: The person or entity to whom we issue the contract. The contract holder is the school district or state operated State University of New York campus to which we have issued the master contract.

We, us, our (the Company): ING Life Insurance and Annuity Company. We issue the contract.

The Contract and Your Supplemental Retirement Program

Supplemental Retirement Program (plan): A plan sponsor has established a supplemental retirement program for you. The term "contract(s)" in this prospectus refers to the group deferred variable annuity contract offered as a funding option for that plan.

Plan Type: We refer to the supplemental retirement program in this prospectus as a 403(b) plan. For a description, see "Taxation."

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 403(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your local representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase or Participation."

Contract Rights

You hold all rights under the contract and may make all elections for your accounts.

Contract Facts

Free Look/Right to Cancel: Contract holders and participants may cancel their purchase no later than ten days after they receive the contract (or other document evidencing their interest). See "Right To Cancel."

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. See "Death Benefit" and "The Income Phase."

Withdrawals: During the accumulation phase, you may, subject to the limits in the contract, withdraw all or a part of your account value. Certain fees and taxes may apply. See "Withdrawals" and "Taxation." Amounts withdrawn from the Guaranteed Accumulation Account may be subject to market value adjustment. See Appendix I.

Systematic Distribution Options: You may elect to receive regular payments from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees: Certain fees are deducted from your account value. See "Fee Table" and "Fees."

Taxation: Amounts you receive as a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. See "Taxation."

Contract Phases

I. The Accumulation Phase. (accumulating retirement benefits)

STEP 1: You provide ING Life Insurance and Annuity Company with your completed enrollment materials and we may set up one or more accounts for you. We may set up account(s) for employer contributions and/or contributions from your salary

STEP 2: You direct us to invest your account dollars in any of the following investment options:

(a) Fixed Interest Options; or
(b) Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.) The subaccount(s) selected purchases shares of its corresponding fund.



II. The Income Phase (Receiving income phase payments from your contract).

If you wish to begin receiving payments from your contract, you may elect from the options available. The contract offers several income phase payment options, if you wish to elect one (see "The Income Phase"). In general, you may:

➢ Receive income phase payments over a lifetime or for a specified period;
➢ Receive income phase payments monthly, quarterly, semi-annually or annually;
➢ Select an income phase payment option that provides a death benefit to your beneficiary(ies); and
➢ Select fixed income phase payments, variable income phase payments (that vary based on the performance of the variable investment options you select), or a combination of fixed and variable income phase payments.

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes may also be deducted. See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.

Maximum Contract Holder Transaction Expenses

Early Withdrawal Charge[1]

(as a percentage of amount withdrawn)   5%

[1] This is a deferred sales charge. For Single Purchase Payment Contracts, there is no withdrawal charge. For Installment Purchase Payment Contracts, the early withdrawal charge applies to account values in the Fixed Account and to account values in the subaccounts and the Guaranteed Accumulation Account that were attributable to amounts held in the Fixed Account at any time. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. See the "Fees" section.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Separate Account Annual Expenses

(as a percentage of average account value)

Mortality and Expense Risk Charge	1.00%[2]	
Maximum Administrative Expense Charge	0.25%[3]	(currently 0%)
ING GET Fund Guarantee Charge	<u>0.25%</u>[4]	(only if selected as investment option)
Total Separate Account Annual Expenses	<u>1.50%</u>	

[2] The mortality and expense risk charge for the ING VP Money Market Portfolio subaccount is 0.35% on an annual basis.

[3] We do not currently impose an administrative expense charge. However, we reserve the right to deduct a daily charge of not more than 0.25% on an annual basis from the subaccounts.

[4] The ING GET Fund Guarantee Charge is deducted daily during the guarantee period only from amounts allocated to the ING GET U.S. Core Portfolio investment option. See "Investment Options-ING GET U.S. Core Portfolio" and "Fees-ING GET U.S. Core Portfolio Guarantee Charge" for a description of the ING GET Fund guarantee charge.

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses*		
(expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.10%	1.52%

* After taking into account any fee waiver or expense reimbursement arrangements, the minimum and maximum total fund operating expenses would be the same as shown above.

Fees Deducted by the Funds

Using this Information. The following table shows the investment advisory fees, 12b-1 fees and other expenses, including service fees (if applicable), charged annually by each fund. See the "Fees" section of this prospectus and the fund prospectuses for additional information. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors, refer to the fund prospectuses. The fee and expense information listed below was provided by the funds.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn will affect the value of each subaccount on a daily basis. The fees and expense information shown in the following table was provided by the funds. The column labeled "Fees and Expenses Waived or Reimbursed" shows only contractual waivers or reimbursements that continue through at least May 1, 2006. Except as noted below, the following figures are a percentage of the average net assets of each fund, and are based on figures for the year ended December 31, 2004. There is no guarantee that actual expenses will be the same as those shown in the table.

Fund Expense Table[1][2]

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
AIM V.I. Capital Appreciation Fund (Series I) [3]	0.61%	--	0.30%	0.91%	--	0.91%
AIM V.I. Core Equity Fund (Series I) [3]	0.61%	--	0.30%	0.91%	--	0.91%
AIM V.I. Growth Fund (Series I)[3]	0.63%	--	0.28%	0.91%	--	0.91%
AIM V.I. Premier Equity Fund (Series I) [3]	0.61%	--	0.30%	0.91%	--	0.91%
American Century® Income & Growth Fund (Advisor Class)[4]	0.43%	0.50%	--	0.93%	--	0.93%
Calvert Social Balanced Portfolio[5]	0.70%	--	0.21%	0.91%	--	0.91%
EuroPacific Growth Fund® (Class R-4)[6]	0.45%	0.25%	0.22%	0.92%	--	0.92%
Evergreen Special Values Fund (Class A)[7][8]	0.79%	0.30%	0.34%	1.43%	--	1.43%
Fidelity® VIP Asset Manager℠ Portfolio (Initial Class)	0.53%	--	0.12%	0.65%	--	0.65%
Fidelity® VIP Contrafund® Portfolio (Initial Class)	0.57%	--	0.11%	0.68%	--	0.68%

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
Fidelity® VIP Equity-Income Portfolio (Initial Class)	0.47%	--	0.11%	0.58%	--	0.58%
Fidelity® VIP High Income Portfolio (Initial Class)	0.58%	--	0.13%	0.71%	--	0.71%
Fidelity® VIP Index 500 Portfolio (Initial Class)[9]	0.10%	--	--	0.10%	--	0.10%
Fidelity® VIP Overseas Portfolio (Initial Class)	0.72%	--	0.19%	0.91%	--	0.91%
Franklin Small Cap Value Securities Fund (Class 2)[10][11]	0.53%	0.25%	0.18%	0.96%	0.04%	0.92%
ING American Century Select Portfolio (Initial Class) [12]	0.64%	--	0.02%	0.66%	--	0.66%
ING Baron Small Cap Growth Portfolio (Service Class) [13]	0.85%	--	0.65%	1.50%	0.05%	1.45%
ING GET U.S. Core Portfolio [14][15][16]	0.60%	0.25%	0.15%	1.00%	--	1.00%
ING JPMorgan Fleming International Portfolio (Initial Class)	0.80%	--	0.20%	1.00%	--	1.00%
ING MFS Capital Opportunities Portfolio (Initial Class)	0.65%	--	0.25%	0.90%	--	0.90%
ING Oppenheimer Global Portfolio (Initial Class) [12]	0.60%	--	0.06%	0.66%	--	0.66%
ING Oppenheimer Strategic Income Portfolio (Initial Class) [17]	0.50%	--	0.04%	0.54%	--	0.54%
ING PIMCO Total Return Portfolio (Service Class) [18]	0.50%	--	0.60%	1.10%	--	1.10%
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	0.69%	--	0.13%	0.82%	--	0.82%
ING Salomon Brothers Large Cap Growth Portfolio (Initial Class) [12]	0.64%	--	0.23%	0.87%	--	0.87%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class) [12]	0.64%	--	0.02%	0.66%	--	0.66%
ING T. Rowe Price Growth Equity Portfolio (Initial Class)	0.60%	--	0.15%	0.75%	--	0.75%
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	0.70%	--	0.15%	0.85%	--	0.85%
ING Van Kampen Comstock Portfolio (Service Class) [13]	0.60%	--	0.60%	1.20%	0.07%	1.13%
ING Van Kampen Equity and Income Portfolio (Initial Class) [12]	0.55%	--	0.02%	0.57%	--	0.57%
ING VP Balanced Portfolio, Inc. (Class I) [19]	0.50%	--	0.09%	0.59%	--	0.59%
ING VP Emerging Markets Fund, Inc. [20][21]	0.85%	--	0.39%	1.24%	(0.05%)	1.29%
ING VP Global Science and Technology Portfolio (Class I) [19][22]	0.95%	--	0.10%	1.05%	--	1.05%
ING VP Growth and Income Portfolio (Class I) [19]	0.50%	--	0.08%	0.58%	--	0.58%
ING VP Growth Portfolio (Class I) [19][22]	0.60%	--	0.09%	0.69%	--	0.69%
ING VP Index Plus LargeCap Portfolio (Class I) [19][22]	0.35%	--	0.09%	0.44%	--	0.44%

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING VP Index Plus MidCap Portfolio (Class I) [19][22]	0.40%	--	0.09%	0.49%	--	0.49%
ING VP Index Plus SmallCap Portfolio (Class I) [19][22]	0.40%	--	0.09%	0.49%	--	0.49%
ING VP Intermediate Bond Portfolio (Class I) [19]	0.40%	--	0.08%	0.48%	--	0.48%
ING VP International Equity Portfolio (Class I) [19][22]	0.85%	--	0.10%	0.95%	(0.20%)	1.15%
ING VP Money Market Portfolio (Class I) [19]	0.25%	--	0.09%	0.34%	--	0.34%
ING VP Natural Resources Trust [20][21]	1.00%	--	0.33%	1.33%	--	1.33%
ING VP Real Estate Portfolio (Class I) [23][24]	0.80%	--	0.45%	1.25%	0.20%	1.05%
ING VP Small Company Portfolio (Class I) [19][22]	0.75%	--	0.09%	0.84%	--	0.84%
ING VP Strategic Allocation Balanced Portfolio (Class I) [19][22]	0.60%	--	0.10%	0.70%	--	0.70%
ING VP Strategic Allocation Growth Portfolio (Class I) [19][22]	0.60%	--	0.10%	0.70%	--	0.70%
ING VP Strategic Allocation Income Portfolio (Class I) [19][22]	0.60%	--	0.10%	0.70%	0.05%	0.65%
ING VP Value Opportunity Portfolio (Class I) [19][22]	0.60%	--	0.09%	0.69%	--	0.69%
Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)	0.75%	--	0.42%	1.17%	--	1.17%
MFS® Total Return Series (Initial Class) [25]	0.75%	--	0.08%	0.83%	--	0.83%
New Perspective Fund® (Class R-4) [26][27]	0.39%	0.25%	0.19%	0.83%	--	0.83%
Oppenheimer Developing Markets Fund (Class A) [28]	0.91%	0.24%	0.37%	1.52%	--	1.52%
Pax World Balanced Fund, Inc.	0.50%	0.24%	0.21%	0.95%	--	0.95%
Pioneer Equity Income VCT Portfolio (Class I)	0.65%	--	0.07%	0.72%	--	0.72%
Pioneer Mid Cap Value VCT Portfolio (Class I)	0.65%	--	0.07%	0.72%	--	0.72%
The Growth Fund of America® (Class R-4) [29]	0.29%	0.25%	0.17%	0.71%	--	0.71%
Washington Mutual Investors Fund℠ (Class R-4) [30]	0.28%	0.25%	0.17%	0.70%	--	0.70%

Footnotes to "Fund Expense Table"

(1) The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectus. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees - Fund Fees and Expenses" for additional information.

(2) In the case of fund companies affiliated with the Company, where the Company or an affiliated investment adviser employs subadvisers to manage the funds, no payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. The investment management fee shown in the fee table is apportioned between the Company or other affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser, including the Company. This apportionment of the investment advisory fee does not increase, directly or indirectly, the fees and expenses shown above. See "Fees - Fund Fees and Expenses" for additional information.

(3) The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items as discussed in the fund's prospectus) of Series I shares to 1.30% of average daily net assets for each series portfolio of AIM Variable Insurance Funds. The expense limitation agreements are in effect through April 30, 2006. Please refer to the fund's prospectus for more detailed information.

(4) The fund's Advisor Class shares have a 12b-1 Plan. Under the Plan, the fund's Advisor Class pays an annual fee of 0.50% of Advisor Class average net assets, half for certain shareholder and administrative services and half for distribution services.

(5) Expenses are based on expenses for the Portfolio's most recent fiscal year ended December 31, 2004. Management fees include the Subadvisory fees paid by the Advisor ("Calvert"), to the Subadvisors, and the administrative fee paid by the Portfolio to Calvert Administrative Services Company, an affiliate of Calvert.

(6) Annual fund operating expenses shown in the table are annualized based on the fund's fiscal year ended March 31, 2004. 12b-1 fees may not exceed 0.50% for Class R-4 of the class' average net assets annually. A portion of the fund's expenses may be used to pay third parties (including affiliates of the fund's investment adviser) that provide recordkeeping services to retirement plans invested in the fund.

(7) Expense information listed above is for the fiscal year ended July 31, 2004. The management fees have been restated to reflect current fees. The Fund's investment advisor may voluntarily waive its fees and/or reimburse the Fund for certain of its expenses in order to reduce expense ratios. The Fund's investment advisor may cease these voluntary waivers and/or reimbursements at any time. Expenses listed above do not reflect voluntary fee waivers and/or expense reimbursements. Including current voluntary fee waivers and/or expense reimbursements, Total Annual Fund Operating Expenses were 1.36% for Class A.

(8) Effective April 8, 2005, Rule 12b-1 fees for Class A shares of the fund will be paid at a rate of 0.25% of the fund's average daily net assets.

(9) Effective March 1, 2005, the terms of the fund's expense limit were changed to make it more permanent. Under the new arrangement, management fees for the fund have been reduced to 0.10%, and fund expenses are limited to 0.10% (these limits do not apply to interest, taxes, brokerage commissions, securities lending fees, or extraordinary expenses). Under the new contract, this expense limit may not be increased without approval of the fund's shareholders and board of trustees. Thus, the expense limit is now required by contract and is no longer voluntary on the fund manager's part. The expense limit does not, however, apply to new funds or classes that may be created in the future.

(10) While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Board has set the current rate at 0.25% per year.

(11) The manager had agreed in advance to reduce its fee to reflect reduced services resulting form the fund's investment in a Franklin Templeton money fund. This reduction is required by the fund's Board of Trustees and an exemptive order by the SEC. The Fund's fiscal year end is April 30.

(12) Effective December 1, 2004, Management (Advisory) Fees were restated to reflect a decrease as follows: from 0.80% to 0.64% for ING American Century Select Portfolio; from 0.70% to 0.64% for ING Salomon Brothers Large Cap Growth Portfolio; from 0.85% to 0.64% for ING T. Rowe Price Diversified Mid Cap Growth Portfolio; and from 0.85% to 0.55% for ING Van Kampen Equity and Income Portfolio. Effective December 1, 2004, the administrative fees (included in Other Expenses) were restated to reflect an increase/decrease as follows: from 0.20% to 0.02% for ING American Century Select Portfolio, ING T. Rowe Price Diversified Mid Cap Growth Portfolio and ING Van Kampen Equity and Income Portfolio; from 0.60% to 0.06% for ING Oppenheimer Global Portfolio, and from 0.20% to 0.23% for ING Salomon Brothers Large Cap Growth Portfolio.

(13) Other Expenses include a Shareholder Services fee of 0.25%. The Administrator of the Fund has contractually agreed to waive all or a portion of its administrative services fees and/or reimburse administrative expenses for ING Baron Small Cap Growth and ING Van Kampen Comstock Portfolios so that the Net Annual Fund Operating Expenses for these Portfolios shall not exceed 1.45%, and 1.13%, respectively, through May 1, 2006. Without this waiver, the Net Annual Fund Operating Expenses would be 1.50% for ING Baron Small Cap Growth and 1.20% for ING Van Kampen Comstock Portfolios.

(14) Investments are accepted into the ING GET U.S. Core Portfolio only during the Offering Period. See Appendix III in the contract prospectus for a listing of Offering and Guarantee Periods for projected ING GET U.S. Core Portfolio offerings.

(15) The amounts shown are the estimated operating expenses during the Guarantee Period for the Series as a ratio of expenses to average daily net assets. Expenses during the Offering Period are: Management (Advisory) Fees of 0.25%; 12b-1 Fee of 0.25%; Other Expenses of 0.15%; Total Annual Fund Operating Expenses of 0.65% and Net Annual Fund Operating Expenses of 0.65%. Pursuant to a Distribution Plan adopted by the Series under Rule 12b-1 under the 1940 Act, the Series pays ING Funds Distributor, LLC (the "Distributor") an annual fee of up to 0.25% of average daily net assets attributable to the Series' shares. The distribution fee may be used by the Distributor for the purpose of promoting the sale of the Series' shares and providing certain related services. For additional information, please see the Series' SAI.

(16) ING Investments, LLC, the investment adviser to the Series, has entered into an expense limitation contract with the Series under which it will limit expenses of the Series, excluding expenses such as interest, taxes, brokerage and extraordinary expenses, through December 31, 2006. The expense limit for the Series is shown as Net Annual Fund Operating Expenses in the table above. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(17) Based on estimated expenses for the current fiscal year.

(18) Other Expenses include a Shareholder Services fee of 0.25%.

(19)   The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed for each Portfolio. ING Funds Services, LLC receives an annual administrative fee (included in Other Expenses) equal to 0.055% on the first $5 billion of daily net assets and 0.03% thereafter.

(20)   The amounts shown are the estimated operating expenses for shares of each fund as a ratio of expenses to average daily net assets. These estimates are based on each Fund's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Fund, has agreed.

(21)   ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of each Fund's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with each Fund under which it will limit expenses of the Funds, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Fund's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading Fees and Expenses Waived or Reimbursed. Recoupments are shown as negative numbers. The expense limit is 2.50% for each Fund. The expense limits will continue through at least May 1, 2006. In addition, effective January 1, 2005, pursuant to a side agreement which is not reflected in the fund expense table, ING Investments, LLC has lowered the expense limit to 1.75% for ING VP Emerging Markets Fund and to 1.18% for ING VP Natural Resources Trust through at least December 31, 2005. There is no guarantee that this side agreement will continue after that date. Any fees waived pursuant to the side agreement shall not be eligible for recoupment. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(22)   ING Investments, LLC, the investment adviser to each Portfolio, has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. Recoupments are shown as negative numbers under Fees and Expenses Waived or Reimbursed. The expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(23)   The amounts shown are the estimated operating expenses for Class I shares of the Portfolio as a ratio of expenses to average daily net assets. For ING VP Real Estate Portfolio, which has not had a full year of operations as of December 31, 2004, expenses are based on estimated amounts for the current fiscal year.

(24)   ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of the Portfolio's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with ING Variable Products Trust under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of expenses proposed to be waived during the current fiscal year by ING Investments, LLC for ING VP Real Estate Portfolio is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(25)   The series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. The series may have entered into or may enter into brokerage arrangements, that reduce or recapture the series' expenses. Other Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these expense reductions been taken into account, Net Annual Fund Operating Expenses would be lower and would equal 0.82% for MFS Total Return Series.

(26)   Annual fund operating expenses shown in the table are based on the fund's fiscal year ended September 30, 2004. 12b-1 fees may not exceed 0.50% for Class R-4 of the class' average net assets annually. A portion of the fund's expenses may be used to pay third parties (including affiliates of the fund's investment adviser) that provide recordkeeping services to retirement plans invested in the fund.

(27)   The fund's investment adviser is waiving a portion of its management fees. Figures shown reflect the waiver. Please see the fund's prospectus or annual report for details. The reimbursement for Class R-4 shares did not change the net expenses reported in the table for this share class.

(28)   The fees and expenses in the table are based on the Fund's expenses during its fiscal year ended August 31, 2004. Expenses may vary in future years. Other Expenses include transfer agent fees, custodial fees, and accounting and legal expenses that the Fund pays. The Other Expenses in the table are based on, among other things, the fees the Fund would have paid if the transfer agent had not waived a portion of its fee under a voluntary undertaking to the Fund to limit these fees to 0.35% of average daily net assets per fiscal year. That undertaking may be amended or withdrawn at any time.

(29)   Annual fund operating expenses shown in the table above are based on the fund's fiscal year ended August 31, 2004. 12b-1 fees may not exceed 0.50% for Class R-4 of the class' average net assets annually. A portion of the fund's expenses may be used to pay third parties (including affiliates of the fund's investment adviser) that provide recordkeeping services to retirement plans invested in the fund.

(30)   Annual fund operating expenses shown in the table are annualized based on the fund's fiscal year ended April 30, 2004. 12b-1 fees may not exceed 0.50% for Class R-4 of the class' average net assets annually. A portion of the fund's expenses may be used to pay third parties (including affiliates of the fund's investment adviser) that provide recordkeeping services to retirement plans invested in the fund.

Hypothetical Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, the maximum separate account annual expenses applicable to the particular fund, and fund fees and expenses.

<u>*Example 1*</u>*:* The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **maximum** fees and expenses of any of the funds as listed in the "Total Annual Fund Operating Expenses" column in the Fund Expense Table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period*:				(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:			
1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
$780	$1,359	$1,964	$3,099	$280	$859	$1,464	$3,099

<u>*Example 2*</u>*:* The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **minimum** fees and expenses of any of the funds as listed in the "Total Annual Fund Operating Expenses" column in the Fund Expense Table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period*:				(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:			
1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
$637	$928	$1,239	$1,624	$137	$428	$739	$1,624

* This example reflects deduction of an early withdrawal charge calculated using the schedule applicable to Installment Purchase Payment Contracts. The Installment Purchase Payment Contracts schedule is listed in "Fees." Under that schedule, if only one $10,000 payment was made as described above, fewer than 5 purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply. At the end of the tenth account year the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

** This example does not apply if during the income phase a nonlifetime payment option with variable payments is selected and a lump-sum withdrawal is requested within 3 years after payments start. In this case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix V, we provide condensed financial information about the Variable Annuity Account C (the separate account) subaccounts available under the contracts. The tables show the value of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), you instruct us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in a specific mutual fund. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

▷ **Fund Descriptions**. We provide brief descriptions of the funds in Appendix IV. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from the Opportunity Plus Service Center at the address and telephone number listed under "Contract Overview - Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Fixed Interest Options. For descriptions of the fixed interest options, see Appendix I and II and the Guaranteed Accumulation Account prospectus.

ING GET U.S. Core Portfolio. An ING GET U.S. Core Portfolio ("ING GET Fund") series may be available during the accumulation phase of the contract. We make a guarantee, as described below, when you allocate money into an ING GET Fund series. Each ING GET Fund series has an offering period of three months which precedes the guarantee period. The ING GET Fund investment option may not be available under your contract, under your plan, or in your state.

Various series of the ING GET Fund may be offered from time to time and additional charges will apply if you elect to invest in one of these series. Please see Appendix III for a projected schedule of ING GET Fund series offerings. The Company makes a guarantee when you direct money into an ING GET Fund series. We guarantee that the value of an accumulation unit of the ING GET Fund subaccount for that series under the Contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that ING GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the ING GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the ING GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the ING GET Fund series as of the last day of the offering period, less charges not reflected in the accumulation unit value such as the maintenance fee and less any amounts you transfer or withdraw from the ING GET Fund subaccount for that series. The value of dividends and distributions made by the ING GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your ING GET Fund investment on the maturity date is no less than its value as of the last day of the offering period. If you withdraw or transfer funds from an ING GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The ING GET Fund subaccount is not available for dollar cost averaging, automatic rebalancing, or for income phase payments.

Before the maturity date, we will send a notice to each participant who has allocated amounts to the ING GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your ING GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your ING GET Fund series amounts to another available series of the ING GET Fund that is then accepting deposits under your contract or plan. If no ING GET Fund is then available under your contract or plan, we will transfer your ING GET Fund series amounts to a balanced fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5-year standardized performance. If there are no such balanced funds available under the contract, we will transfer your ING GET Fund series amounts to a core U.S. equity fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5-year standardized performance. All amounts not transferred to a new ING GET Fund series, as outlined above, will be subject to market risk including the possible loss of principal.

Please see the ING GET U.S. Core Portfolio prospectus for a complete description of the ING GET Fund investment option, including charges and expenses.

Selecting Investment Options

- **Choose options appropriate for you.** Your local representative can help you evaluate which investment options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose**. Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed**. Read this prospectus, the fund prospectus, fixed interest option appendices and the Guaranteed Accumulation Account prospectus.

Limits on Option Availability. We may add, withdraw or substitute funds, subject to the conditions in the contract and compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Limits on Number of Options Selected. No more than 18 investment options may be selected for your account at any one time during the accumulation phase. If you have an outstanding loan, you may currently make a total of 18 cumulative selections over the life of your account. Each subaccount, the Fixed Account and each classification of the Guaranteed Accumulation Account counts as one option. If you have a loan on the account, each option counts toward the limit, even after the full value is transferred to other options.

Limits Imposed by Underlying Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

Additional Risks of Investing in the Funds.

Insurance-Dedicated Funds *(Mixed and Shared Funding)*

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

➢ Mixed-bought for annuities and life insurance.
➢ Shared-bought by more than one company.

Public Funds. The following funds, which the subaccounts buy for variable annuity contracts, are also available to the general public:

➢ American Century® Income & Growth Fund (Advisor Class)
➢ EuroPacific Growth Fund® (Class R-4)
➢ Evergreen Special Values Fund (Class A)
➢ New Perspective Fund® (Class R-4)
➢ Oppenheimer Developing Markets Fund (Class A)
➢ Pax World Balanced Fund, Inc.
➢ The Growth Fund of America® (Class R-4)
➢ Washington Mutual Investors Fund^{SM} (Class R-4)

See "Taxation-Use of Public Funds in a Section 403(b) Contract" for a discussion of investing in one of the public funds under a 403(b) annuity contract.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds and the public funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken to address such conflicts. With respect to both the public funds and the insurance-dedicated funds, in the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account C from participation in the funds which are involved in the conflict.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and the income phase, you may transfer among investment options. During the income phase you may make up to twelve transfers per calendar year among available investment options. You may make a request in writing, by telephone or electronically. Transfers must be made in accordance with the terms of the contract and your plan. Transfers to an ING GET Fund series may only be made during the offering period for that ING GET Fund series. Transfers from fixed interest options are restricted as outlined in Appendices I and II.

Value of Transferred Dollars. The value of amounts transferred into or out of the subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the Opportunity Plus Service Center, or if you are participating in the Dollar Cost Averaging Program, after your scheduled transfer. (See "Contract Overview - Questions.")

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers. The contract is not designed to serve as a vehicle for frequent trading. Frequent trading can disrupt management of a fund and raise its expenses through: 1) increased trading and transaction costs; 2) forced and unplanned portfolio turnover; 3) lost opportunity costs; and 4) large asset swings that decrease the fund's ability to provide maximum investment return to all contract holders and participants. This in turn can have an adverse effect on fund performance. Accordingly, individuals or organizations that use market-timing investment strategies and make frequent transfers should not purchase the contract.

We monitor transfer activity. With regard to frequent transfers, in the event that an individual's or organization's transfer activity:

1) exceeds our then-current monitoring standard for frequent trading;

2) is identified as problematic by an underlying fund even if the activity does not exceed our monitoring standard for frequent trading; or

3) if we determine in our sole discretion that such transfer activity may not be in the best interests of other contract holders or participants,

we will take the following actions to deter such transfer activity. Upon the first violation, we will send a one time warning letter. A second violation will result in the suspension of trading privileges via facsimile, telephone, email and internet, and limit trading privileges to submission by regular U.S. mail for a period of six months. At the end of that period, trading privileges will be reinstated. If there is another violation after such rights are reinstated, we will suspend such privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if such transfer activity is initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract owners or participants, we will also take the following actions, without prior notice: (1) not accepting transfer instructions from an agent acting on behalf of more than one contract holder or participant; and (2) not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract holder or participant at a time.

Our current definition of frequent trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether trading activity is excessive. We reserve the right to modify our general standard, or the standard as it may apply to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract holders, participants and fund investors and/or state or federal regulatory requirements. If we modify such standard, it will be applied uniformly to all contract holders and participants or, as applicable, to all contract holders and participants investing in the underlying fund.

In addition, if, due to the excessive dollar amounts of trades, even though not within our then current definition of frequent trading, an individual's or organization's transfer activity is determined, in our sole discretion, to be disruptive, we will take the same actions as are described above to limit frequent transfers.

The Company does not allow waivers to the above policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by Underlying Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

The Dollar Cost Averaging Program. The contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this program. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount from the ING VP Money Market Portfolio to the Fixed Account, Guaranteed Accumulation Account, or one or more subaccounts that you select. Allocations to the Fixed Account may limit your ability to execute subsequent transfers out of this fixed option. Amounts transferred to or from the Fixed Account and subsequently withdrawn from the contract during the accumulation phase may be subject to early withdrawal charge. See "Fees." Amounts transferred from the Guaranteed Accumulation Account before the end of a guaranteed term may be subject to a market value adjustment. See Appendix I and the Guaranteed Accumulation Account prospectus. Dollar cost averaging is not permitted into the ING VP Natural Resources Trust and ING GET Fund subaccounts. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "Contract Overview-Questions." This program is not available to the participants in the Asset Rebalancing Program.

The Asset Rebalancing Program. This program allows you to have your account value automatically reallocated to specified percentages on a scheduled basis. If elected, only account values invested in the variable investment options (excluding the ING GET Fund subaccount) are eligible to be rebalanced. Account values invested in the Guaranteed Accumulation Account and the Fixed Account are not eligible to be rebalanced. To elect to participate in Asset Rebalancing, you should contact the Opportunity Plus Service Center. This program is not available to participants in the dollar cost averaging program.

CONTRACT PURCHASE OR PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are deferred annuity contracts that the Company offers in connection with supplemental retirement programs under Tax Code Section 403(b). The plans are established by school boards and public universities in the state of New York, for participants who are members and agency fee payers of the New York State United Teachers Trust (NYSUT) and United University Professions (UUP).

There are two group deferred variable annuity contracts:

(1)   Single purchase payment contracts issued for lump-sum transfers to us of amounts accumulated under a pre-existing plan; and
(2)   Installment purchase payment contracts established to accept continuing periodic payments.

We reserve the right to set a minimum purchase payment on single purchase payment contracts. Lump-sum transfers below this minimum will be applied to an installment purchase payment contract.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 403(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your local representative taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract. The contract holder completes the required forms and the local representative submits them to the Company. We approve the forms and issue a contract to the contract holder.

Participating in the Contract. To participate in the contract, your local representative will assist you in completing an enrollment form and submit it to the Opportunity Plus Service Center. (See "Contract Overview - Questions.") If your enrollment is accepted, we establish one or more accounts for you under the contract(s). We may establish an employee account for contributions from your salary or rollover amount and an employer account for employer contributions. Your account includes amounts held under both the installment purchase payment contract and the single purchase payment contract.

Acceptance or Rejection of Application or Enrollment Forms. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying payments for five days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold payments for longer periods with the permission of the contract holder. If we agree to this, we will deposit the payments in the ING VP Money Market Portfolio subaccount until the forms are completed (for a maximum of 105 days). If we reject the application or enrollment forms, we will return the forms and any payments.

Allocating Purchase Payments to the Investment Options. You direct us to allocate initial purchase payments to the investment options available under the plan. Generally you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and by telephone or electronically.

Allocations must be in whole percentages and there may be limitations on the number of investment options that can be selected at any one time. (See "Investment Options" and "Transfers.")

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your local representative, making sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur. You should pay attention to the following issues, among others:

(1) Long-Term Investment - This contract is a long-term investment, and is typically most useful as part of a personal supplemental retirement program. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59 1/2.

(2) Investment Risk - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.

(3) Features and Fees - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.

(4) Exchanges - If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. If you are exchanging from another annuity contract, New York state law requires completion of Replacement Forms, which will assist you in this comparison. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your local representative or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts that may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative. These alternative options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. The contract holder is the school district or state operated State University of New York campus to which we have issued the master contract.

Who Owns Money Accumulated Under the Contract? We establish one or more accounts for you under the contracts. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account.

What Rights Do I Have Under the Contract? You hold all rights under the contract and may make all elections for your accounts.

RIGHT TO CANCEL

When and How to Cancel. You or the contract holder may cancel your purchase within ten days after receiving the contract (or other document evidencing your interest) by returning it to the Opportunity Plus Service Center or the local representative along with a written notice of cancellation.

Refunds. We will produce a refund to you or the contract holder not later than seven days after we receive the contract or other document evidencing your interest and the written notice of cancellation at the Opportunity Plus Service Center. The refund will equal the dollars contributed to the contract plus any earnings or less any losses attributable to the purchase payments allocated to the variable investment options. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge. We will not apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account.

FEES

The following repeats and adds to information provided in the "Fee Table" section. Please review both this section and the Fee Table for information on fees.

Maximum Transaction Fees

Early Withdrawal Charge
Under installment purchase payment contracts, withdrawals of all or a portion of your Fixed Account value, or account values held in the subaccounts or the Guaranteed Accumulation Account that were attributable to amounts held in the Fixed Account at any time, may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge. There is no early withdrawal charge for single purchase payment contracts.

Amount. The charge is a percentage of the amount withdrawn. The percentage will be determined by the early withdrawal charge schedule that applies to your account. The charge will never be more than 8.5% of total payments to your account.

Purpose. This is a deferred sales charge. The charge reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

The early withdrawal charge applies to:

- Amounts deposited in the Fixed Account and any earnings on such amounts;
- Amounts that came from a subaccount or the Guaranteed Accumulation Account but then transferred to the Fixed Account (and any earnings on such amounts); or
- Amounts that came from the Fixed Account but were then transferred to a subaccount or the Guaranteed Accumulation Account (and any earnings on such amounts).

Types of Fees
There are four types of fees your account may incur:

➢ **Maximum Transaction Fees**
  - Early Withdrawal Charge
  - Redemption Fees
➢ **Fees Deducted from Investments in the Subaccounts**
  - Mortality and Expense Risk Charge
  - Administrative Expense Charge
➢ **Fund Fees and Expenses**
➢ **ING GET Fund Guarantee Charge**

Terms to Understand in the Schedules
➢ **Account Year**-a 12-month period measured from the date we establish your account, or measured from any anniversary of that date.
➢ **Purchase Payment Period** (for installment purchase payment contracts)-the period of time it takes to complete the number of installment payments expected to be made to your account over a year. For example, if your payment frequency is monthly, a payment period is completed after 12 payments are made. If only 11 payments are made, the payment period is not completed until the twelfth payment is made. At any given time, the number of payment periods completed can not exceed the number of account years completed, regardless of the number of payments made.

Early Withdrawal Charge Schedules:

Withdrawals from Fixed Account and Variable Investment Options*	
Purchase Payment Periods Completed	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more but fewer than 9	3%
9 or 10	2%
More than 10	0%

Early Withdrawal Charge Schedule For the Guaranteed Accumulation Account For Certain New York Contracts

The following schedule applies to withdrawals from the Guaranteed Accumulation Account under installment purchase payment master contracts issued after July 29, 1993 in the State of New York. This schedule is based on the number of completed account years. For all other contracts, the applicable Early Withdrawal Charge Schedule for withdrawals from the Guaranteed Accumulation Account under installment purchase payment contracts is the same schedule that applies to withdrawals from the Variable Investment Options and the Fixed Account.

Withdrawals from the Guaranteed Accumulation Account for Certain Installment Purchase Payment Contracts*	
Account Years Completed	Early Withdrawal Charge
Fewer than 3	5%
3 or more but fewer than 4	4%
4 or more but fewer than 5	3%
5 or more but fewer than 6	2%
6 or more but fewer than 7	1%
7 or more	0%

* The early withdrawal charge applies to account values in the variable investment options and the Guaranteed Accumulation Account only if they were attributable to amounts held in the Fixed Account at any time.

Waiver. The early withdrawal charge is waived for portions of a withdrawal where one or more of the following apply:

➢ Used to provide payments to you during the income phase;

➢ Paid because of your death before income phase payments begin;

➢ Paid where your account value is $2,500 or less and no part of the account has been taken as a withdrawal or a loan or used to provide income phase payments within the prior 12 months;

➢ Taken because of the election of a systematic distribution option (See "Systematic Distribution Options");

➢ Taken when you are 59 1/2 or older, have an installment purchase payment account and have completed at least nine purchase payment periods;

➢ Withdrawn due to disability as specified in the Tax Code;

➢ Taken on or after the tenth anniversary of the effective date of the account;

➢ Due to a financial hardship as defined in the Tax Code; or

➢ Withdrawn due to your separation from service with your current employer, while meeting the age and service requirements to receive benefits under the New York State Teachers' or Employee's Retirement Systems (even if you are not a member of either system).

Waivers of Early Withdrawal Charge. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges unless the severance from employment would have otherwise qualified as a separation from service prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 and you meet the other requirements set forth in the contract.

Free Withdrawals. If you are between the ages of 59 1/2 and 70 1/2, you may withdraw up to 10% of your account value during each calendar year without being charged a withdrawal fee. The free withdrawal only applies to the first partial withdrawal you make in each calendar year. The 10% amount will be based on your account value calculated on the valuation date next following our receipt of your request for withdrawal. Outstanding contract loans are excluded from the account value when calculating the 10% free withdrawal amount.

The free withdrawal will not apply:

➢ To a full withdrawal of your account; or
➢ To partial withdrawals due to a default on a contract loan.

Redemption Fees
If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value.

Fees Deducted From Investments in the Subaccounts

Mortality and Expense Risk Charge

Amount. During the accumulation phase the mortality and expense risk charge is 1.00% annually of your account value invested in the subaccounts, except the ING VP Money Market Portfolio subaccount which is 0.35% annually. See "The Income Phase - Charges Deducted" for fees deducted during the income phase.

When/How. We deduct this fee daily from the subaccounts corresponding to the funds you select. We do not deduct this from any fixed interest option.

Purpose. The fee compensates us for the mortality and expense risks we assume under the contracts.
➢ The mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefit and other payments we make to owners or beneficiaries of the accounts.
➢ The expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

Administrative Expense Charge

Maximum Amount. 0.25%. We currently do not impose this fee. We reserve the right, however, to charge up to 0.25% on an annual basis from your account value invested in the funds.

When/How. If imposed, we will deduct this fee daily from your account value held in the subaccounts corresponding to the funds you select. This fee may be assessed during the accumulation phase and/or the income phase. If we are imposing this fee under the contract when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose. This fee helps defray our administrative expenses that cannot be covered by the mortality and expense risk charge described above. The fee is not intended to exceed the average expected cost of administering the contracts. We do not expect to make a profit from this fee.

Fund Fees and Expenses

As shown in the Fund Expense Table which begins of on page 7 of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner or participant services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive varying levels of revenue from each of the funds available through the contract. In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by the Company or other Company affiliates (including but not limited to ING Investments, LLC and Directed Services, Inc.), which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by the Company or a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generally generate the least amount of revenue.

Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by the Company, ING Investments, LLC, Directed Services, Inc. or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by the Company or a Company affiliate but which are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds include:

- For those funds which the Company serves as investment adviser, a share of the management fee deducted from fund assets and included within the "Management (Advisory) Fees" column of the Fund Expense Table that begins on page 7 of this prospectus;

- Service fees that are deducted from fund assets and included within the "Other Expenses" column of the Fund Expense Table; and

- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 Fees" column of the Fund Expense Table.

Additionally, the Company receives other revenues from affiliated funds which may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the management fees shown in the Fund Expense Table. These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

Types of Revenue Received from Unaffiliated Funds

Revenues received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the Fund Expense Table; and

- Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the contract. These additional payments are not disclosed in the Fund Expense Table and do not increase directly or indirectly the fees and expenses shown in the Fund Expense Table. These additional payments may be used by us to finance distribution of the contract.

The following table shows the twelve unaffiliated fund families and/or investment management groups which have funds currently offered through the contract, ranked according to the total amount they paid to the Company or its affiliates in 2004, in connection with the registered variable annuity contracts issued by the Company:

1) Fidelity Investments
2) OppenheimerFunds
3) AIM Investments
4) MFS Investment Management
5) Lord Abbett Funds
6) Calvert Funds
7) Franklin Templeton Investments
8) Pioneer Investments
9) Evergreen Investments
10) American Funds
11) Pax World Funds
12) American Century Investments

If the revenues received from affiliated funds were included in the table above, payments from ING Investments, LLC and other Company affiliates would be at the top of the list.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds.

Premium and Other Taxes. Currently, there is no premium tax on annuities under New York regulations. If the state does impose a premium tax, it would be deducted from the amount applied to an income phase payment option. We reserve the right to deduct a charge for state premium tax at any time from the purchase payment(s) or from the account value at any time, but no earlier than when we have a tax liability under state law.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. (See "Taxation.")

ING GET Fund Guarantee Charge

Various series of ING GET Fund may be offered from time to time, and additional charges may apply if you elect to invest in one of these series. The ING GET Fund guarantee charge is deducted each business day during the guarantee period if you elect to invest in the ING GET Fund. The amount of the ING GET Fund guarantee charge is 0.25% and is deducted from amounts allocated to the ING GET Fund investment option. This charge compensates us for the cost of providing a guarantee of accumulation unit values of the ING GET Fund subaccount. See "Investment Options - ING GET U.S. Core Portfolio."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:

➢ Account dollars directed to the fixed interest options, including interest earnings to date; less
➢ Deductions, if any, from the fixed interest options (e.g. withdrawals, fees); plus
➢ The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations, equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

➢ The net assets of the fund held by the subaccount as of the current valuation; minus

➢ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus

➢ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by

➢ The total value of the subaccount units at the preceding valuation; minus

➢ A daily deduction for the mortality and expense risk charge, and administrative expense charge, if any, and any other fees, such as guarantee charges for ING GET Fund, deducted from investments in the separate account.

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.



Step 1: You make an initial contribution of $5000.

Step 2:
A. You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
B. You direct us to invest $2,000 in Fund B. The purchase payment purchases 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the then current market value (net asset value or NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms. Any subsequent purchase payments or transfers directed to the subaccounts that we receive by the close of business of the New York Stock Exchange will purchase subaccount accumulation units at the AUV computed after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day.

WITHDRAWALS

Making a Withdrawal. Subject to the Tax Code withdrawal restrictions described below, you may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making A Withdrawal. You must:

➢ Select the Withdrawal Amount.

(1) Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment) and to the Fixed Account, minus any applicable early withdrawal charge.

(2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge, and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Accumulation Account.

➢ Select Investment Options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.

➢ Properly complete a disbursement form and submit it to the Opportunity Plus Service Center.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:

(1) as of the next valuation after we receive a request for withdrawal in good order at the Opportunity Plus Service Center, or

(2) on such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, the payment will be sent not later than seven calendar days following our receipt of the disbursement form in good order at the Opportunity Plus Service Center.

Taxes, Fees and Deductions
Amounts withdrawn may be subject to one or more of the following:

▷ **Early Withdrawal Charge** (see "Fees-Early Withdrawal Charge")

▷ **Redemption Fees** (See "Fees-Redemption Fees")

▷ **Market Value Adjustment** (see Appendix I)

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in "Contract Overview- Questions."

Withdrawal Restrictions from 403(b) Plans. Section 403(b)(11) of the Tax Code generally prohibits withdrawal under 403(b) contracts prior to your death, disability, attainment of age 59 1/2, severance from employment or financial hardship, of the following:

(1) Salary reduction contributions made after December 31, 1988;
(2) Earnings on those contributions, and;
(3) Earnings during such period on amounts held as of December 31, 1988.

Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship.

Reinvestment Privilege. The contract allows one-time use of a reinvestment privilege. Within 30 days after a full withdrawal (or such longer period as required by law), if allowed by law and the contract, you may elect to reinvest all or a portion of the proceeds. We must receive reinvested amounts within 60 days of the withdrawal. We will credit the account for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount to be reinvested. We will credit the amount reinvested proportionally for early withdrawal charges imposed at the time of withdrawal. We will reinvest in the same investment options and proportions in place at the time of withdrawal. If you withdraw amounts from a series of the ING GET Fund and then elect to reinvest them, we will reinvest them in a GET Fund series that is then accepting deposits, if one is available. If one is not available, we will reallocate your GET amounts among other investment options in which you invested, on a pro rata basis. Special rules apply to reinvestments of amounts withdrawn from the Guaranteed Accumulation Account (see Appendix I). Seek competent advice regarding the tax consequences associated with reinvestment.

LOANS

Availability. You may take a loan from your account value during the accumulation phase. Loans are only allowed from amounts allocated to certain subaccounts and fixed interest options. Additional restrictions may apply under the Tax Code or due to our administrative practices. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the Opportunity Plus Service Center. Read the terms of the loan agreement before submitting any request.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine which systematic distribution options are available, call the Opportunity Plus Service Center at 1-800-677-4636.

The following systematic distribution options may be available:

▷ **SWO-Systematic Withdrawal Option**. SWO is a series of automatic partial withdrawals from your account based on the payment method selected. It is designed for those who want a periodic income while retaining investment flexibility for amounts accumulated under the contract. You may not elect this option if you have an outstanding contract loan.

▷ **LEO-Life Expectancy Option**. This option provides for annual payments for a number of years equal to your life expectancy or the expectancy of you and a designated beneficiary. It is designed to meet the substantially equal periodic payment exception to the 10% premature distribution penalty under Tax Code section 72. (See "Taxation.")

▷ **ECO-Estate Conservation Option**. ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO, we calculate the minimum distribution amount required by law at the later of age 70 1/2 or retirement and pay you that amount once a year.

Availability of Systematic Distribution Options. The Company may offer additional systematic distribution options or discontinue the availability of one or all of the systematic distribution options at any time, and/or change the terms of future elections.

Terminating a Systematic Distribution Option. Once a systematic distribution option is elected, you may revoke it at any time by submitting a written request to the Opportunity Plus Service Center. Any revocation will apply only to the amount not yet paid. Once an option is revoked for an account, it may not be elected again until the next calendar year, nor may any other systematic distribution option be elected unless the Tax Code permits it.

Charges and Taxation. When you elect a systematic distribution option, your account value remains in the accumulation phase and subject to the charges and deductions described in the "Fees" section. Taking a withdrawal through a systematic distribution option may have tax consequences. If you are concerned about tax implications consult a tax adviser before one of these options is elected.

Features of a Systematic Distribution Option

A systematic distribution option allows the contract holder to elect for you to receive regular payments from your account, without moving into the income phase. By maintaining your account in the accumulation phase, certain rights and flexibility are retained and any accumulation phase fees may apply.

DEATH BENEFIT

During the Income Phase
This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see "Income Phase."

The contract provides a death benefit in the event of your death, which is payable to the beneficiary you name for your account. The designated beneficiary may be changed at any time. Such change will not become effective until written notice of the change is received by the Company.

During the Accumulation Phase

Payment Process

1. Following your death, your beneficiary must provide the Company with proof of death acceptable to us and a payment request in good order.
2. The payment request should include selection of a benefit payment option.
3. Within seven calendar days after we receive proof of death acceptable to us and a payment request in good order at the Opportunity Plus Service Center, we will mail payment, unless otherwise requested.

Until a payment option is selected, account dollars will remain invested as at the time of your death, and no distribution will be made.

If you die during the accumulation phase of your account, the following payment options are available to your beneficiary, if allowed by the Tax Code:

➢ Lump-sum payment;
➢ Payment in accordance with any of the available income phase payment options (see "The Income Phase-Payment Options"); or
➢ If the beneficiary is your spouse, payment in accordance with an available systematic distribution option (See "Systematic Distribution Options").

The beneficiary may also leave the account value invested in the contract, subject to Tax Code limits on the length of time amounts may remain invested.

The Value of the Death Benefit. The death benefit will be based on your account value as calculated on the next valuation following the date on which we receive proof of death and a payment request in good order. Interest on amounts invested in fixed interest options, if any, will be paid from the date of death at a rate no less than required by law. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative aggregate market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in Appendix I and in the Guaranteed Accumulation Account prospectus.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. (See "Taxation" for additional information.)

THE INCOME PHASE

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

Initiating Payments. At least 30 days prior to the date you want to start receiving income phase payments, you must notify us in writing of the following:

➢ Payment start date;
➢ Income phase payment option (see the income phase payment options table in this section);
➢ Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
➢ Choice of fixed, variable or a combination of both fixed and variable payments; and
➢ Selection of an assumed net investment rate (only if variable payments are elected).

Your account will continue in the accumulation phase until you properly initiate payments. Once a payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect the amount of your income phase payment include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, whether fixed, variable or a combination of both fixed and variable payments are selected and, for variable payments, the assumed net investment rate selected.

Fixed Income Phase Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payment amounts do not vary over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available during the income phase. You may make up to twelve transfers per calendar year among available investment options. For variable payments, an assumed net investment rate must be selected.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3 1/2%. If you select a 5% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3 1/2% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts selected. For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling the Opportunity Plus Service Center. (See "Contract Overview-Questions.")

We may have used the following terms in prior prospectuses:

Annuity Phase - Income Phase

Annuity Option - Payment Option

Annuity Payment - Income Phase Payment

Annuitization - Initiating Income Phase Payments

Minimum Payment Amounts. The income phase payment option selected must result in one or both of the following:

➢ A first income phase payment of at least $20; or
➢ Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts, you must elect a lump-sum payment.

Charges Deducted. When you select an income payment phase option (one of the options listed in the tables on the next page), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. We may also deduct a daily administrative charge from amounts held in the subaccounts. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. (See "Fees.")

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the payment option table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the payment request in good order at our Home Office at the following address:

> Customer Service Settlements 5906
> ING U.S. Financial Services
> P.O. Box 2883
> Hartford, CT 06101-8785

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. (See "Taxation.")

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits which may be available under the contracts. Some contracts restrict the options and the terms available. Check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the Tables:

Annuitant: The person(s) on whose life expectancy the income phase payments are calculated.

Beneficiary: The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income - Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with the option of having payments guaranteed for a choice of 5-30 years or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contractholder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income - Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** **(a)** This option allows a choice of 100%, 66 2/3 % or 50% of the payment to continue to the surviving annuitant after the first death; or **(b)** 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** Payments end after the deaths of both annuitants.
Life Income - Two Lives - Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for a minimum of 60 months and a maximum of 360 months, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contractholder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income - Refund Option - fixed payment only	**Length of Payments:** For as long as the annuitant lives. **Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income payments paid.
Life Income - Two Lives-Cash Refund Option - fixed payment only	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income payments paid.

Lifetime Income Phase Payment Options Continued:

Nonlifetime Income Phase Payment Options	
Nonlifetime - Guaranteed Payments*	**Length of Payments:** Payments generally may be fixed or variable and may be made for 3-30 years. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contractholder, the beneficiary may receive a lump-sum payment equal to the present value of the remaining guaranteed payments, and we will not impose any early withdrawal charge.
Lump-Sum Payment: If the "Nonlifetime-Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one sum. A lump sum elected before three years of payments have been completed will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. If the early withdrawal charge is based on completed purchase payment periods, each year that passes after income payments begin will be treated as a completed purchase payment period, even if no additional payments are made. (See "Fees-Early Withdrawal Charge.") Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the Opportunity Plus Service Center. **Calculation of Lump-Sum Payments:** If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for fixed payments, or the 3 1/2% or 5% assumed net investment rate for variable payments.) *Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.	

TAXATION

Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

➢ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract.
➢ Tax laws change. It is possible that a change in the future could affect contracts issued in the past.
➢ This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions.
➢ We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

> We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. For more comprehensive information contact the Internal Revenue Service (IRS). No attempt is made to provide more than general information about the use of the contract with tax-qualified retirement arrangements.

The Contract

The contract is designed for use with Tax Code section 403(b) plans. Contract holders and participants are responsible for determining that contributions, distributions and other transactions satisfy applicable laws. Legal counsel and a tax adviser should be consulted regarding the suitability of the contract. If the contract is purchased in conjunction with a retirement plan, the plan is not a part of the contract and we are not bound by the plan's terms or conditions.

Investor Control

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

Although earnings under the contract are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner, including participants under Tax Code section 403(b) plans, will be considered the owner of separate account assets if the owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income.

Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account. It is possible that the Treasury's position, when announced, may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the owner from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Use of Public Funds in a Section 403(b) Contract

In addition to being offered as an investment option under the contract, shares of certain of the funds

- American Century® Income & Growth Fund (Advisor Class)
- EuroPacific Growth Fund® (Class R-4)
- Evergreen Special Values Fund (Class A Shares)
- New Perspective Fund® (Class R-4)
- Oppenheimer Developing Markets Fund (Class A Shares)
- Pax World Balanced Fund, Inc.
- The Growth Fund of America® (Class R-4)
- Washington Mutual Investors Fund℠ (Class R-4)

are also offered for sale directly to the general public. In order to qualify for favorable tax treatment under Section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the Internal Revenue Service concluded that it will treat a contract as an "annuity" for tax purposes under Section 403(b), notwithstanding that contract premiums are invested at the contract holder's direction in publicly available securities. This treatment will be available provided no additional federal tax liability would have been incurred if the contribution were paid into a trust or a custodial account in an arrangement that satisfied the requirements of Section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedures 99-44 is unclear, and you should consider consulting with a tax adviser before electing to invest in one of the Funds that are offered for sale to the general public.

Taxation of Gains Prior to Distribution

You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements under Tax Code section 403(b) also generally defer payment of taxes on earnings until they are withdrawn. (See "Taxation of Distributions" in this "Taxation" section for a discussion of how distributions under 403(b) plans are taxed.) When an annuity contract is used to fund a tax-qualified retirement arrangement, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your alternatives with your local representative.

Withdrawals and Other Distributions

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from the contract including withdrawals, income phase payments, rollovers, and death benefit proceeds.

We report the taxable portion of all distributions to the IRS.

Taxation of Distributions

All distributions from 403(b) plans are taxed as received unless:

- The distribution is an eligible rollover distribution and it is rolled over to another plan eligible to receive rollovers or to a traditional individual retirement annuity/account (IRA) in accordance with the Tax Code; or
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, a portion may be excluded from gross income according to rules detailed in the Tax Code.

A payment can be an eligible rollover distribution only if it is both of the following:

➢ Made under a nonlifetime payment option with a period of less than ten years; and
➢ Only to the extent it is not attributable to after-tax contributions and/or is not a required minimum distribution under Tax Code section 401(a)(9). The minimum distribution rules are subject to change as a result of new regulations.

Taxation of Death Benefits

In general, payments received by your designated beneficiaries after your death are taxed in the same manner as if you had received those payments.

10% Penalty Tax

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a 403(b) plan, unless one or more of the following have occurred:

➢ You have attained age 59 1/2 ;
➢ You have become disabled, as defined in the Tax Code;
➢ You have died and the distribution is to your beneficiary;
➢ You have separated from service with the plan sponsor at or after age 55;
➢ The distribution is rolled over into another eligible retirement plan or to an IRA in accordance with the Tax Code;
➢ The distribution is due to an IRS levy upon your account;
➢ The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
➢ The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary, and you have had a separation from service with the plan sponsor.

In addition, the penalty tax does not apply for the amount of a distribution equal to unreimbursed medical expenses that qualify for deduction as specified in the Tax Code. The Tax Code may impose other penalty taxes in other circumstances.

Withholding for Federal Income Tax Liability

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

Generally, you or a beneficiary may elect not to have tax withheld from distributions. However, certain distributions from 403(b) plans are subject to a mandatory 20% federal income tax withholding. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

Required Minimum Distributions

To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distributions imposed by the Tax Code. These rules dictate the following:

➢ Start date for distributions;
➢ The time period in which all amounts in your account(s) must be distributed; and
➢ Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70 1/2 or retire, whichever occurs later, unless you had amounts under the contract as of December 31, 1986. In this case, distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that some or all of the December 31, 1986 balance be distributed earlier.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

➢ Over your life or the joint lives of you and your designated beneficiary, or
➢ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each periodic distribution must be calculated in accordance with Tax Code Section 401(a)(9).

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Minimum Distribution of Death Benefit Proceeds. Different distribution requirements apply if your death occurs:

➢ On or after you begin receiving minimum distributions under the contract, or
➢ Before you begin receiving such distributions.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2005, your entire balance must be distributed to the designated beneficiary by December 31, 2010. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within either of the following time-frames:

➢ Over the life of the designated beneficiary, or
➢ Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, the distribution must begin on or before the later of the following:

➢ December 31 of the calendar year following the calendar year of your death; or
➢ December 31 of the calendar year in which you would have attained age 70 1/2.

Exclusions from Gross Income

Under Tax Code section 403(b), contributions made by public school systems or nonprofit healthcare organizations and other Tax Code section 501(c)(3) tax exempt organizations to purchase annuity contracts for their employees are generally excludable from the gross income of the employee. Contributions to your account(s) will be excluded from your gross income only if the plan meets certain nondiscrimination requirements.

In order to be excludable from gross income for federal income tax purposes, total annual contributions made by you and your employer cannot exceed, for each year generally, the lesser of 100% of your compensation or $42,000. Compensation means your compensation from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your salary deferral or elective contributions as well as to any contributions made by your employer on your behalf. An additional limit specifically limits your salary reduction contributions to a 403(b) plan to generally no more than $14,000 in 2005 and $15,000 in 2006.

After 2006, contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending on certain conditions.

Catch-up Contributions. Notwithstanding the contribution limit provided for above, for any plan year beginning on or after January 1, 2002, a participant in a 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

(a) The amount provided for in Tax Code Section 414(v)(2)(B) as follows:

> ➢ $4,000 in 2005;
> ➢ $5,000 in 2006 and thereafter; or

(b) The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

An additional catch-up election may be available to certain employees who have completed at least 15 years of service with an eligible employer. For further information on using the contribution catch-up provisions, please consult with your local representative or tax advisor.

Restrictions on Distributions

Tax Code section 403(b)(11) restricts the distribution under 403(b) contracts of:

➢ salary reduction contributions made after December 31, 1988;
➢ earnings on those contributions; and
➢ earnings during such period on amounts held as of December 31, 1988.

Distribution of amounts restricted under Tax Code Section 403(b)(11) may only occur upon your death, attainment of age 59 1/2, severance from employment, disability, or financial hardship. Income attributable to salary reduction contributions and credited on or after January 1, 1989 may not be distributed in the case of hardship. Such distributions remain subject to other applicable restrictions under the Tax Code.

Transfers from 403(b)(7) Custodial Accounts

If pursuant to Revenue Ruling 90-24, the Company agrees to accept under the contracts amounts transferred from a code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in code section 403(b)(7)(A)(iii).

Proposed Regulations for 403(b) Plans

In November, 2004 the Treasury Department proposed regulations which, if finalized, do not take effect until after 2005. These proposed regulations may not be relied upon until they become final. We reserve the right to modify the contracts to comply with these regulations where allowed, or where required by law. The proposed regulations include the ability of a 403(b) plan to be terminated which would entitle a participant to a distribution, a revocation of IRS Revenue Ruling 90-24 which would increase restrictions on a participant's right to transfer his or her 403(b) accounts, the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

Assignment or Transfer of Contracts

Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to any person except to an alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p) or to the Company as collateral for a loan.

Possible Changes in Taxation

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. Variable Annuity Separate Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

CONTRACT DISTRIBUTION

General. The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker dealers which have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors."

All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

Broker-dealers which have or may enter into selling agreements with ING Financial Advisers, LLC include the following broker-dealers which are affiliated with the Company:

Banknorth Investment Group, Inc.	ING Barings Corp.
Baring Investment Services, Inc.	ING Direct Funds Limited
Compulife Investor Services, Inc.	ING DIRECT Securities, Inc.
Directed Services, Inc.	ING Financial Partners, Inc.
Financial Network Investment Corporation	ING Funds Distributor, LLC
Granite Investment Services, Inc.	Multi-Financial Securities Corporation
Guaranty Brokerage Services, Inc.	PrimeVest Financial Services, Inc.
ING America Equities, Inc.	Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Commission Payments. Persons who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets and recurring payments made during the first year of the participant account range from 1% to 4%. After the first year of the participant account, renewal commissions up to 0.75% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 4% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset based commission ranging up to 0.10%.

We may also pay ongoing annual compensation of up to 20% of the commissions paid during the year in connection with certain premium received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 4% of total premium payments. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and NASD rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, distributors may also be paid additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Wholesaling fees calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts;

- Marketing allowances;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products, including holding training programs at our expense;

- Sponsorship payments to support attendance at meetings by registered representatives who sell our products;

- Reimbursement for the cost of attendance by registered representatives at conventions that we sponsor;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on contract sales.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2004, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received.

1)	Lincoln Investment Planning Inc.	13)	Cadaret Grant & Co., Inc.
2)	Symetra Investment Services, Inc.	14)	Proequities, Inc.
3)	SunAmerica Securities, Inc.	15)	Investment Professionals, Inc.
4)	Securities America, Inc.	16)	Jefferson Pilot Securities Corporation
5)	ING Financial Partners, Inc.	17)	McGinn, Smith & Co., Inc.
6)	Financial Network Investment Corp.	18)	Linsco/Private Ledger Corp.
7)	Investacorp Inc.	19)	Queens Road Securities
8)	Huckin Financial Group	20)	A.G. Edwards & Sons
9)	National Planning Corporation	21)	Horan Securities, Inc.
10)	Walnut Street Securities, Inc.	22)	Lincoln Financial Advisors Corporation
11)	NIA Securities, L.L.C.	23)	Securities Service Network, Inc.
12)	MML Investors Services, Inc.	24)	Woodbury Financial Services, Inc.
		25)	M Holdings Securities, Inc.

If the amounts paid to ING Financial Advisers, LLC, were included, ING Financial Advisers, LLC would be at the top of the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Agreement with the Company

NYSUT Benefit Trust is a non-profit tax-exempt trust organized and existing under Internal Revenue Code Section 501(c)(5). This Trust operates for the benefit of its members and agency fee payers of New York State United Teachers.

The Company (our, we) and NYSUT Benefit Trust agree to the following:

➢ Sponsorship of the Opportunity Plus program by NYSUT Benefit Trust;
➢ Our provision, to all members and agency fee payers, of educational programs focused on financial planning for retirement; and
➢ Our employment of trained professional personnel to conduct these programs exclusively for members and agency fee payers.

Additionally:

➢ We pay NYSUT Benefit Trust an annual amount equal to a specified dollar amount for each NYSUT member. During 2005, the amount will be $6 per NYSUT member, based on an estimate of 500,000 NYSUT members. During 2006, the amount will be $6.50 per NYSUT member, based on the lesser of the actual number of NYSUT members at the end of 2005, or 515,000. NYSUT Benefit Trust utilizes these amounts to enhance benefits to the participants in programs it sponsors, including the Opportunity Plus program. These amounts also reimburse NYSUT Benefit Trust for direct out of pocket expenses incurred in the promotion of the Opportunity Plus program, including, but not limited to printing, postage, data processing services and telephone expenses. Additionally, these amounts contribute to the cost incurred by NYSUT Benefit Trust for retaining employees who assist in the maintenance of the Opportunity Plus program and who work with the Company on the education of NYSUT members pertaining to the benefits of the Opportunity Plus program.

➢ We compensate United University Professions $7,000 per month for the use of on-site campus facilities and the sponsorship of the Opportunity Plus program.

OTHER TOPICS

The Company

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

> 151 Farmington Avenue
> Hartford Connecticut 06156

Opportunity Plus Service Center

We established the Opportunity Plus Service Center to provide administrative support to you and other participants of the Opportunity Plus Program. This office handles enrollment, billing, transfers, redemptions and inquiries. Send forms and correspondence to:

> ING Life Insurance and Annuity Company
> Opportunity Plus Service Center
> P.O. Box 13047
> Newark, NJ 07188-0047
>
> Telephone Number: 1-800-OPP-INFO (1-800-677-4636)

Variable Annuity Account C

We established Variable Annuity Account C (the separate account) in 1976 as a continuation of the separate account of Aetna Variable Annuity Life Insurance Company established in 1974 under Arkansas law. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." These subaccounts invest directly in shares of a pre-assigned fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

➢ Standardized average annual total returns; and
➢ Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. Standardized average annual total returns reflect the deduction of all recurring charges during each period (e.g., mortality and expense risk charges, administrative expense charges, (if any) ING GET Fund guarantee charges (if any) and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Under the contracts described in this prospectus, you have a fully vested interest in the value of your account. Therefore, under the plan you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Currently, for group contracts used with section 403(b) plans, we obtain participant voting instructions directly from participants, subject to receipt of authorization from the contract holder to accept such instructions. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts.

➢ During the accumulation phase the number of votes is equal to the portion of the account value invested in the fund, divided by the net asset value of one share of that fund.
➢ During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modification

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the contract.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Suits against the distributor sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. In a number of pending cases, claims have been made that a former registered representative of the distributor converted client funds to the representatives' personal use. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the contract.

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances: (a) on any valuation date when the New York Stock Exchange is closed (except customary weekend and holidays) when trading on the New York Stock Exchange is restricted; (b) when an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; (c) during any other periods the SEC may by order permit for the protection of investors. The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History
Variable Annuity Account C
Offering and Purchase of Contracts
Income Phase Payments
Sales Material and Advertising
Independent Registered Public Accounting Firm
Financial Statements of the Separate Account
Consolidated Financial Statements of ING Life Insurance and Annuity Company

You may request an SAI by calling the Opportunity Plus Service Center at the number listed in "Contract Overview - Questions."

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account is a fixed interest option that may be available during the accumulation phase under the contracts. This Appendix is only a summary of certain facts about the Guaranteed Accumulation Account. Please read the Guaranteed Accumulation Account prospectus before investing in this option.

General Disclosure. Amounts that you invest in the Guaranteed Accumulation Account will earn a guaranteed interest rate if amounts are left in the Guaranteed Accumulation Account for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in the Guaranteed Accumulation Account, you will want to contact your local representative or the Company to learn:

➢ The interest rate we will apply to the amounts that you invest in the Guaranteed Accumulation Account. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into the Guaranteed Accumulation Account.

➢ The period of time your account dollars need to remain in the Guaranteed Accumulation Account in order to earn that rate. You are required to leave your account dollars in the Guaranteed Accumulation Account for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Accumulation Account. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Fees and Other Deductions. If all or a portion of your account value in the Guaranteed Accumulation Account is withdrawn, you may incur the following:

➢ Market Value Adjustment (MVA)-as described in this appendix and in the Guaranteed Accumulation Account prospectus;
➢ Tax Penalties and/or Tax withholding-see "Taxation"; or
➢ Early Withdrawal Charge-see "Fees."

We do not make deductions from amounts in the Guaranteed Accumulation Account to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA).
If you withdraw or transfer your account value from the Guaranteed Accumulation Account before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative. If you have elected ECO as described in "Systematic Distribution Options," no MVA applies to amounts withdrawn from the Guaranteed Accumulation Account.

- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Accumulation Account.
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Accumulation Account in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:

- Short-term-three years or fewer; and
- Long-term-ten years or less, but greater than three years.

At the end of a guaranteed term, you may:

- Transfer dollars to a new guaranteed term;
- Transfer dollars to other available investment options; or
- Withdraw dollars.

Deductions may apply to withdrawals. See "Fees and Other Deductions" in this section.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Accumulation Account may be transferred among guaranteed terms offered through the Guaranteed Accumulation Account, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Accumulation Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. The Guaranteed Accumulation Account can not be used as an investment option during the income phase. However, you may notify us at least 30 days in advance to elect a variable payment option and to transfer your Guaranteed Accumulation Account dollars to any of the subaccounts available during the income phase.

Borrowing Against Amounts held in the Guaranteed Accumulation Account. You cannot take a loan from your account value in the Guaranteed Accumulation Account. However, we include your account value in the Guaranteed Accumulation Account when determining the amount of your account value we will distribute as a loan.

Reinvesting Amounts Withdrawn from the Guaranteed Accumulation Account. If amounts are withdrawn from the Guaranteed Accumulation Account and then reinvested in the Guaranteed Accumulation Account, we will apply the reinvested amount to the current deposit period. This means that the guaranteed annual interest rate, and guaranteed terms available on the date of reinvestment, will apply. Amounts will be reinvested proportionately in the same way as they were allocated before withdrawal.

We will not credit your account for market value adjustments that were deducted at the time of withdrawal or refund any taxes that were withheld, unless required by law.

APPENDIX II
FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase under the contracts. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations. The Fixed Account is only available under installment purchase payment contracts.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

Interest Rates. The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees are based on the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. (See "Fees-Early Withdrawal Charge.")

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. There is no limit on the number of transfers that you can make out of the Fixed Account in a calendar year. However, we only allow you to transfer amounts which equal your account value in the Fixed Account multiplied by the current maximum percentage of the transfer allowed (the "window") minus any previous transfers you made from this option during the calendar year. We will waive the transfer limit when your account value in the Fixed Account is $1,000 or less.

Income Phase. By notifying the Opportunity Plus Service Center at least 30 days before income payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

Contract Loans. Contract loans may be made from account values held in the Fixed Account.

APPENDIX III

PROJECTED SCHEDULE OF
ING GET U.S. CORE PORTFOLIO OFFERINGS

	Offering Dates	Guarantee Dates
ING GET U.S. Core Portfolio - Series 9	06/08/05 - 09/06/05	09/07/05 - 09/06/12
ING GET U.S. Core Portfolio - Series 10	09/07/05 - 12/05/05	12/06/05 - 12/05/12

Appendix IV
Fund Descriptions

List of Fund Name Changes

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview - Questions," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
AIM Variable Insurance Funds - AIM V.I. Capital Appreciation Fund (Series I shares)	A I M Advisors, Inc.	Seeks growth of capital. Seeks to meet its objective by investing principally in common stocks of companies the portfolio managers believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.
AIM Variable Insurance Funds - AIM V.I. Core Equity Fund (Series I shares)	A I M Advisors, Inc.	Seeks growth of capital. Seeks to meet its objective by investing, normally, at least 80% of net assets in equity securities, including convertible securities, of established companies that have long-term above-average growth in earnings, and growth companies that the portfolio managers believe have the potential for above-average growth in earnings.
AIM Variable Insurance Funds - AIM V.I. Growth Fund (Series I shares)	A I M Advisors, Inc.	Seeks growth of capital. Seeks to meet its investment objective by investing principally in seasoned and better capitalized companies considered to have strong earnings momentum. May also invest up to 25% of total assets in foreign securities.
AIM Variable Insurance Funds - AIM V.I. Premier Equity Fund (Series I shares)	A I M Advisors, Inc.	Seeks to achieve long-term growth of capital with a secondary objective of income. Seeks to meet its objectives by investing, normally, at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities, including convertible securities.

American Century® Income & Growth Fund (Advisor Class)	American Century Investment Management, Inc.	Seeks capital growth by investing in common stocks. Income is a secondary objective. Fund managers select stocks primarily from the largest 1,500 publicly traded U.S. companies using quantitative, computer-driven models in a two-step process that draws heavily on computer technology to construct the portfolio of stock investments that they believe will provide the optimal balance between risk and expected return.
Calvert Variable Series, Inc. – Calvert Social Balanced Portfolio	Calvert Asset Management Company, Inc. Subadviser: New Amsterdam Partners LLC and SsgA Funds Management, Inc.	Seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria. Typically invests about 60% of its assets in stocks and 40% in bonds or other fixed-income investments. Stocks investments are primarily common stock in large-cap companies, while the fixed-income investments are primarily a wide variety of investment grade bonds.
EuroPacific Growth Fund® (Class R-4)	Capital Research and Management Company	Seeks to provide long-term growth of capital by investing in companies based outside the U. S. Normally, invests at least 80% of its assets in securities of issuers located in Europe and the Pacific Basin. Also may hold cash or money market instruments.
Evergreen Special Values Fund (Class A Shares)	Evergreen Investment Management Company, LLC	Seeks to produce growth of capital. Invests primarily in common stocks of small U.S. companies. Under normal market conditions, invests at least 80% of assets in common stocks of small U.S. companies (i.e., companies whose market capitalizations fall within the range tracked by the Russell 2000® Index, at the time of purchase).
Fidelity® Variable Insurance Products - Fidelity® VIP Asset ManagerSM Portfolio (Initial Class)	Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; Fidelity Investments Money Management, Inc.; FMR Co., Inc.	Seeks to obtain high total return with reduced risk over the long term by allocating its assets among stocks, bonds and short-term instruments. Assets are allocated among stocks, bonds, and short-term and money market instruments, maintaining a neutral mix over time of 50% of assets in stocks, 40% of assets in bonds, and 10% of assets in short-term and money market instruments.

Fidelity® Variable Insurance Products - Fidelity® VIP Contrafund® Portfolio (Initial Class)	Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term capital appreciation. Normally invests primarily in common stocks of companies whose value the Portfolio's investment adviser believes is not fully recognized by the public.
Fidelity® Variable Insurance Products - Fidelity® VIP Equity-Income Portfolio (Initial Class)	Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index. Normally invests at least 80% of total assets in income-producing equity securities (which tends to lead to investments in large cap "value" stocks).
Fidelity® Variable Insurance Products - Fidelity® VIP High Income Portfolio (Initial Class)	Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks a high level of current income while also considering growth of capital. Normally invests primarily in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities.
Fidelity® Variable Insurance Products - Fidelity® VIP Index 500 Portfolio (Initial Class)	Fidelity Management & Research Company Subadviser: Geode Capital Management, LLC (Geode)	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor's 500 Index^{SM} (S&P 500®). Normally invests at least 80% of assets in common stocks included in the S&P 500®.
Fidelity® Variable Insurance Products - Fidelity® VIP Overseas Portfolio (Initial Class)	Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term growth of capital. Normally invests at least 80% of assets in non-U.S. securities, primarily in common stocks.
Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value Securities Fund (Class 2 Shares)	Franklin Advisory Services, LLC	A *nondiversified* fund that seeks long-term total return. Normally invests at least 80% of net assets in investments of small capitalization companies that have market capitalization values not exceeding $2.5 billion, at the time of purchase. Invests mainly in equity securities of companies that the fund's manager believes are selling below the underlying value of their assets or their private market value (what a sophisticated investor would pay for the entire company).

ING Partners, Inc. - ING American Century Select Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc. (American Century)	Seeks long-term capital appreciation. Invests in securities of companies American Century believes will increase in value over time, using a growth investment strategy developed by American Century. Generally invests in larger companies, although may purchase securities of companies of any size. Can also invest in foreign companies.
ING Partners, Inc. - ING Baron Small Cap Growth Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: BAMCO, Inc.	Seeks capital appreciation. Invests primarily (at least 80% of total assets under normal circumstances) in securities of smaller companies with market values under $2.5 billion as measured at the time of purchase.
ING Variable Insurance Trust - ING GET U.S. Core Portfolio	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to achieve maximum total return and minimal exposure of the Series' assets to a market value loss by participating, to the extent possible, in favorable equity market performance during the guarantee period. The Series will not implement an "investment strategy" in any conventional sense. Rather, the Series' asset allocation strategy seeks to optimize the exposure of the Series to the Equity Component while protecting Series' assets. The Series invests at least 80% of its assets in equities and fixed-income securities issued by U.S. companies or the U.S. government or its agencies. Assets allocated to the Equity Component may be reduced or eliminated in order to conserve assets at a level equal to or above the present value of the Guarantee. During the Guarantee Period, the Series' assets will be allocated between the: **Equity Component**, consisting of common stocks included in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), futures contracts on the S&P 500 Index, and when the Equity Component's market value is $5 million or less, investments in exchange traded funds ("ETF"s) that can reasonably be expected to have at least a 95% correlation ratio with the S&P 500 Index, in S&P 500 Index futures, or in a combination of S&P 500 Index futures and ETFs, subject to any limitation on the Series' investments in such securities; and the **Fixed Component**, consisting primarily of short- to intermediate-duration U.S. government securities.
ING Partners, Inc. - ING JPMorgan Fleming International Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: J.P. Morgan Fleming Asset Management (London) Ltd.	Seeks long-term growth of capital. Invests primarily (at least 65% of total assets) in the equity securities of foreign companies that the subadviser believes have higher growth potential and which are attractively valued. Will normally invest in a number of issuers in several countries other than the U.S. and will invest in securities in both developed and developing markets. May invest in debt securities issued by foreign and U.S. companies, including non-investment grade debt securities.

ING Partners, Inc. - ING MFS Capital Opportunities Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: Massachusetts Financial Services Company (MFS)	Seeks capital appreciation. Invests primarily (at least 65% of net assets) in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts focusing on companies that MFS believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flows. May invest in foreign securities (including emerging market securities).
ING Partners, Inc. - ING Oppenheimer Global Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation. Invests mainly in common stocks of companies in the U.S. and foreign countries. Can invest without limit in foreign securities in any country, including countries with emerging markets. Currently emphasizes investments in developed markets such as the United States, Western European countries and Japan. May invest in companies of any size, but currently focuses its investments in mid- and large-cap companies. Normally will invest in at least three countries (one of which may be the United States).
ING Partners, Inc. - ING Oppenheimer Strategic Income Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities. Invests mainly in debt securities of issuers in three market sectors: foreign governments and companies; U.S. government securities; and lower-grade high-yield securities of U.S. and foreign companies. Debt securities typically include short, medium and long-term foreign government and U.S. government bonds and notes; collateralized mortgage obligations; other mortgage-related securities and asset-backed securities; participation interests in loans; "structured" notes; lower-grade, high-yield domestic and foreign corporate debt obligations; and "zero-coupon" or "stripped" securities.
ING Partners, Inc. - ING PIMCO Total Return Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management. Invests under normal circumstances at least 65% of net assets plus borrowings for investment purposes in a diversified portfolio of fixed income instruments of varying maturities. Invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by the subadviser to be of comparable quality. May invest up to 30% of assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers.

ING Partners, Inc. - ING Salomon Brothers Aggressive Growth Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc	Seeks long-term growth of capital. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of emerging growth companies. May invest in foreign securities (including emerging market securities).
ING Partners, Inc. - ING Salomon Brothers Large Cap Growth Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc	Seeks long-term capital appreciation. Normally invests at least 80% of net assets in equity securities of large-cap companies and related investments. For this 80% policy, large cap companies are considered to be companies with market capitalizations at the time of purchase similar to companies in the Russell 1000 Index. Equity securities include U.S. exchange traded and over-the-counter common stocks, debt securities convertible into equity securities, and warrants and rights relating to equity securities.
ING Partners, Inc. - ING T. Rowe Price Diversified Mid Cap Growth Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of total assets in equity securities of companies having a market capitalization within the range of companies in the Russell MidCap Growth Index or the Standard & Poor's MidCap 400 Index focusing on mid-size companies whose earnings are expected to grow at a rate faster than the average company.
ING Partners, Inc. - ING T. Rowe Price Growth Equity Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks. Concentrates its investments in growth companies that have the ability to pay increasing dividends through strong cash flows and whose rates of earnings growth are considered above average. May also purchase foreign stocks, hybrid securities, futures and options. Investments in foreign securities are limited to 30% of total assets.
ING Partners, Inc. - ING UBS U.S. Large Cap Equity Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income. Under normal circumstances, invests at least 80% of net assets (plus borrowings for investment purposes, if any) in equity securities of U.S. large capitalization companies. Investments in equity securities may include dividend-paying securities, common stock and preferred stock.
ING Partners, Inc. - ING Van Kampen Comstock Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: Van Kampen* * Morgan Stanley Investment Management Inc. does business in certain instances (including in its role as subadviser to the Portfolio) under the name "Van Kampen"	Seeks capital growth and income. Invests in a portfolio of equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks. May invest up to 25% of total assets in securities of foreign issuers and may purchase and sell certain derivative instruments, such as options, futures and options on futures, for various portfolio management purposes.

ING Partners, Inc. - ING Van Kampen Equity and Income Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: Van Kampen* * Morgan Stanley Investment Management Inc. does business in certain instances (including in its role as subadviser to the Portfolio) under the name "Van Kampen"	Seeks total return, consisting of long-term capital appreciation and current income. Normally invests at least 80% of net assets (plus any borrowings for investment purposes) in equity and income securities at the time of investment. Normally invests at least 65% of assets in income producing equity instruments (including common stocks, preferred stocks and convertible securities) and investment grade quality debt securities. May invest up to 25% of total assets in securities of foreign issuers. May purchase and sell certain derivative instruments, such as options, futures contracts, and options on futures contracts, for various portfolio management purposes, including to earn income, to facilitate portfolio management and to mitigate risks.
ING VP Balanced Portfolio, Inc. (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. Typically maintains approximately 60% of total assets in equities and approximately 40% of total assets in debt (including money market instruments). The Portfolio may invest a portion of its total assets in high-yield instruments. May also invest in convertible securities, foreign debt securities and derivatives.
ING VP Emerging Markets Fund	ING Investments, LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital appreciation. Normally invests at least 80% of assets in securities of issuers located in at least three countries with emerging securities markets. Equity securities in which the Fund can invest may include common stocks, preferred stocks, convertible securities, American depositary receipts , European depositary receipts , Global depositary receipts , rights and warrants to buy common stocks, privately placed securities and other investment companies. May also invest to a lesser extent in debt securities of issuers in emerging markets countries. Derivatives may be used as substitutions for securities in which the Fund can invest. May invest in high yield securities, which are below investment grade ("junk bonds"). May invest in mortgage-related securities issued by governmental entities, certain issuers identified with the U.S. government and private issuers.

ING Variable Portfolios, Inc. - ING VP Global Science and Technology Portfolio (Class I Shares)	ING Investments, LLC Subadviser: BlackRock Advisors, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of net assets in equity securities issued by science and technology companies in all market capitalization ranges. Will invest primarily in equity securities of U.S. and non-U.S. companies selected for their rapid and sustainable growth potential from the development, advancement and use of science and/or technology. May invest up to 25% of its net assets in stocks of issuers in emerging market countries. May also invest in preferred stock, initial public offerings, Rule 144A securities and derivative instruments including foreign currency contracts. May from time to time invest more than 25% of its assets in securities whose issuers are located in a single foreign country.
ING Variable Funds - ING VP Growth and Income Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. Under normal market conditions, invests at least 65% of total assets in common stocks that the subadviser believes have significant potential for capital appreciation or income growth or both. May invest up to 25% of its total assets in stocks of foreign issuers. May invest in derivatives.
ING Variable Portfolios, Inc. - ING VP Growth Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital through investment in a diversified portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential. Under normal market conditions, invests primarily in common stocks and securities convertible into common stock of large U.S. companies. May invest in derivatives and foreign securities.
ING Variable Portfolios, Inc. - ING VP Index Plus LargeCap Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P 500 Index. The subadviser's objective is to overweight those stocks in the S&P 500 Index that it believes will outperform the index and underweight (or avoid altogether) those stocks that it believes will underperform the index. May invest in derivatives.
ING Variable Portfolios, Inc. - ING VP Index Plus MidCap Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P MidCap 400 Index. The subadviser's objective is to overweight those stocks in the S&P MidCap 400 Index that it believes will outperform the index and underweight (or avoid altogether) those stocks that it believes will underperform the index. May invest in derivatives.

ING Variable Portfolios, Inc. - ING VP Index Plus SmallCap Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P SmallCap 600 Index. The subadviser's objective is to overweight those stocks in the S&P SmallCap 600 Index that it believes will outperform the index and underweight (or avoid altogether) those stocks that it believes will underperform the index. May invest in derivatives.
ING VP Intermediate Bond Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. Under normal market conditions, the Portfolio invests at least 80% of its assets in a portfolio of bonds, including but not limited to corporate, government and mortgage bonds, which, at the time of investment, are rated investment grade or have an equivalent rating by a nationally recognized statistical rating organization, or of comparable quality if unrated. May also invest in: preferred stocks; high quality money market instruments; municipal bonds; debt securities of foreign issuers; mortgage- and asset-backed securities; and options and futures contracts involving securities, securities indices and interest rates. Although the portfolio may invest in high yield debt securities rated below investment grade, it seeks to maintain a minimum average portfolio quality of at least investment grade.
ING Variable Portfolios, Inc. - ING VP International Equity Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The Portfolio will not target any given level of current income. Under normal market conditions, invests at least 80% of assets in equity securities. At least 65% of assets will normally be invested in securities principally traded in three or more countries outside of the U.S and countries with emerging securities markets. These securities may include common stocks as well as securities convertible into common stock. May employ hedging strategies to protect it from adverse effects on the U.S. dollar. May invest in derivatives.

ING VP Money Market Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. Invests in a diversified portfolio of high-quality fixed income securities denominated in U.S. dollars, with short remaining maturities. May invest in certain obligations of foreign banks. **There is no guarantee that the ING VP Money Market Subaccount will have a positive or level return.**
ING VP Natural Resources Trust	ING Investments, LLC Subadviser: ING Investment Management Co.	A *nondiversified* Portfolio that seeks long-term growth of capital primarily through investment in common stocks of companies that own or develop natural resources and other basic commodities, or supply goods and services to such companies. Capital appreciation will be the primary determinant of total return and income is a secondary consideration. Normally invests at least 80% of assets in companies with substantial natural resource assets or companies that supply goods and services to such companies. May invest the remaining 20% of its assets in common stock of companies that are not natural resource companies. Invests primarily in companies with large market capitalizations, but may also invest in mid- and small-sized companies. May invest up to 100% of its assets in securities principally traded in markets outside the United States.
ING Variable Products Trust - ING VP Real Estate Portfolio (Class I shares)	ING Investments, LLC Subadviser: ING Clarion Real Estate Securities L.P.	Seeks total return. Normally invests at least 80% of assets in common and preferred stock of U.S. real estate investment trusts (REITs) and real estate companies. May invest in companies of any market capitalization, but generally will not invest in companies with market capitalizations below $100 million at the time of purchase. May invest in initial public offerings.
ING Variable Portfolios, Inc. - ING VP Small Company Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities of companies with smaller market capitalizations. Under normal market conditions, invests at least 80% off assets in common stocks of small-capitalization companies. May invest in foreign securities and derivatives.
ING Strategic Allocation Portfolios, Inc. - ING VP Strategic Allocation Balanced Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding 10 years and a moderate level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 60% equities, 35% fixed income and 5% money market instruments under neutral market conditions.

ING Strategic Allocation Portfolios, Inc. - ING VP Strategic Allocation Growth Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 80% equities and 20% fixed income under neutral market conditions.
ING Strategic Allocation Portfolios, Inc. - ING VP Strategic Allocation Income Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding 5 years and a low level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 35% equities, 55% fixed income and 10% money market instruments under neutral market conditions.
ING Variable Portfolios, Inc. - ING VP Value Opportunity Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks. Under normal market conditions, invests at least 65% of total assets in common stocks and American Depositary Receipts (ADR's). May invest the remaining 35% of its assets in other types of securities including foreign securities and securities of smaller companies.
Lord Abbett Series Fund, Inc. - Mid-Cap Value Portfolio (Class VC Shares)	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. Normally invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities of mid-sized companies which are defined as companies having a market capitalization at the time of purchase that falls within the market capitalization range of companies in the Russell Mid Cap Index, a widely used benchmark for mid-cap stock performance. The Fund will provide shareholders with at least 60 days' notice of any change in this policy. Equity securities may include common stocks, convertible bonds, convertible preferred stocks, warrants and similar instruments.

MFS® Variable Insurance Trust^{SM} - MFS® Total Return Series (Initial Class)	Massachusetts Financial Services Company	Seeks to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital. Its secondary objective is to provide reasonable opportunity for growth of capital and income. Under normal market conditions, invests at least 40%, but not more than 75%, of net assets in common stocks and related securities (referred to as equity securities) such as preferred stock; bonds, warrants or rights convertible into stock; and depositary receipts for those securities; and at least 25% of net assets in non-convertible fixed income securities. Generally seeks equity securities of companies believed to be undervalued. Invests in fixed income securities which pay a fixed interest rate, including U.S. government securities, mortgage-backed and asset-backed securities and corporate bonds. May also invest in foreign securities.
New Perspective Fund® (Class R-4)	Capital Research and Management Company	Seeks to provide long-term growth of capital. Future income is a secondary objective. Invests primarily in common stocks, including growth-oriented stocks, on a global basis to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships. Also may invest in cash or money market instruments.
Oppenheimer Developing Markets Fund (Class A Shares)	Oppenheimer Funds, Inc.	Aggressively seeks capital appreciation. Invests mainly in common stocks of issuers in emerging and developing markets throughout the world. Under normal market conditions, will invest at least 80% of total assets in equity securities of issuers whose principal activities are in at least three developing markets.
Pax World Balanced Fund, Inc.	Pax World Management Corp.	Seeks to provide its shareholders with a diversified holding of securities of companies that offer primarily income and conservation of principal and secondarily possible long-term growth of capital. Intends to invest about 60% of assets in common and preferred stock and/or securities convertible into common stock and 40% in bonds and/or debentures. These percentages may vary, however, depending upon market conditions.
Pioneer Variable Contracts Trust - Pioneer Equity Income VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations. Normally, the portfolio invests at least 80% of its total assets in income producing equity securities of U.S. issuers. The income producing equity securities in which the portfolio may invest include common stocks, preferred stocks and interests in real estate investment trusts (REITs). The remainder of the portfolio may be invested in debt securities, most of which are expected to be convertible into common stocks.

Pioneer Variable Contracts Trust - Pioneer Mid Cap Value VCT Portfolio **(Class I Shares)**	Pioneer Investment Management, Inc.	Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks. Normally, invests at least 80% of total assets in equity securities of mid-size companies, that is, companies with market values within the range of market values of companies included in the Russell Midcap® Value Index.
The Growth Fund of America® **(Class R-4)**	Capital Research and Management Company	Seeks to provide long-term growth of capital through a diversified portfolio of common stocks. May invest up to 15% of assets in securities of issuers based outside of the U.S. and not included in the S&P 500. Invests primarily in common stocks, and may also invest in U.S. government securities, bonds and cash.
Washington Mutual Investors Fund^{SM} **(Class R-4)**	Capital Research and Management Company	Seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing. Strives to accomplish this objective through fundamental research, careful selection, and broad diversification. The fund's policy is to maintain at all times a fully invested and widely diversified portion of securities; however, the fund may hold, to a limited extent, short-term U.S. government securities, other money market instruments, cash and cash equivalents.

APPENDIX V
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2004, the following tables give (1) the accumulation unit value (AUV) at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2004 the "Value at beginning of period" shown is the value at first date of investment. For those subaccounts that ended operations during the period ended December 31, 2004 the "Value at end of period" shown is the value at the last date of investment.

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT
ANNUAL EXPENSES OF 0.35% FOR ING MONEY MARKET PORTFOLIO
AND 1.00% FOR ALL OTHER SUBACCOUNTS
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
AIM V.I. CAPITAL APPRECIATION FUND (Funds were first received in this option during September 2000)										
Value at beginning of period	$5.47	$4.26	$5.693	$7.500	$9.838					
Value at end of period	$5.77	$5.47	$4.26	$5.693	$7.500					
Number of accumulation units outstanding at end of period	214,416	213,322	175,779	134,976	69,307					
AIM V.I. CORE EQUITY FUND (Funds were first received in this option during September 2000)										
Value at beginning of period	$6.16	$5.00	$5.988	$7.842	$9.776					
Value at end of period	$6.65	$6.16	$5.00	$5.988	$7.842					
Number of accumulation units outstanding at end of period	341,503	378,274	375,191	309,796	380,759					
AIM V.I. GROWTH FUND (Funds were first received in this option during September 2000)										
Value at beginning of period	$4.16	$3.20	$4.685	$7.162	$9.482					
Value at end of period	$4.46	$4.16	$3.20	$4.685	$7.162					
Number of accumulation units outstanding at end of period	229,493	209,075	144,333	110,262	61,815					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
AIM V.I. PREMIER EQUITY FUND (Funds were first received in this option during September 2000)										
Value at beginning of period	$6.15	$4.97	$7.194	$8.315	$9.503					
Value at end of period	$6.44	$6.15	$4.97	$7.194	$8.315					
Number of accumulation units outstanding at end of period	197,459	235,000	196,314	197,986	23,719					
AMERICAN CENTURY INCOME & GROWTH FUND (Funds were first received in this option during February 2001)										
Value at beginning of period	$8.99	$7.02	$8.823	$9.317						
Value at end of period	$10.03	$8.99	$7.02	$8.823						
Number of accumulation units outstanding at end of period	430,969	270,116	157,164	57,413						
CALVERT SOCIAL BALANCED PORTFOLIO (Funds have been in this option for more than ten years)										
Value at beginning of period	$27.31	$23.11	$26.578	$28.864	$30.131	$27.186	$23.675	$19.965	$17.951	$13.990
Value at end of period	$29.27	$27.31	$23.11	$26.578	$28.864	$30.131	$27.186	$23.675	$19.965	$17.951
Number of accumulation units outstanding at end of period	578,904	618,903	627,715	679,480	708,861	880,319	917,567	929,282	898,279	856,361
EVERGREEN SPECIAL VALUES FUND (Funds were first received in this option during February 2001)										
Value at beginning of period	$15.33	$11.44	$12.433	$11.026						
Value at end of period	$18.22	$15.33	$11.44	$12.433						
Number of accumulation units outstanding at end of period	1,643,534	1,093,807	795,240	300,428						
FIDELITY® VIP ASSET MANAGER℠ PORTFOLIO (The initial accumulation unit value was established at $10,000 during March 1994, when the funds were first received under this option)										
Value at beginning of period	$17.45	$14.94	$16.538	$17.427	$18.343	$16.719	$14.715	$12.349	$10.912	$9.447
Value at end of period	$18.23	$17.45	$14.94	$16.538	$17.427	$18.343	$16.719	$14.715	$12.349	$10.912
Number of accumulation units outstanding at end of period	1,017,631	1,144,415	1,128,596	1,202,498	1,239,976	1,511,789	1,596,943	1,576,603	1,384,927	1,316,916

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
FIDELITY® VIP CONTRAFUND® PORTFOLIO (The initial accumulation unit value was established at $10.000 during May 1995, when the fund became available under the contract)										
Value at beginning of period	$24.91	$19.58	$21.820	$25.130	$27.214	$22.177	$17.276	$14.092	$11.763	$10.000
Value at end of period	$28.47	$24.91	$19.58	$21.820	$25.130	$27.214	$22.177	$17.276	$14.092	$11.763
Number of accumulation units outstanding at end of period	3,987,863	3,526,154	3,283,776	3,132,236	3,098,835	3,780,287	3,333,320	2,706,862	1,522,169	525,476
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (The initial accumulation unit value was established at $10.000 during May 1995, when the fund became available under the contract)										
Value at beginning of period	$20.54	$15.92	$19.360	$20.588	$19.201	$18.285	$16.587	$13.110	$11.617	$10.000
Value at end of period	$22.68	$20.54	$15.92	$19.360	$20.588	$19.201	$18.285	$16.587	$13.110	$11.617
Number of accumulation units outstanding at end of period	2,369,317	2,209,984	1,950,075	1,746,306	1,521,271	2,271,494	2,533,673	2,139,178	1,454,755	628,582
FIDELITY® VIP HIGH INCOME PORTFOLIO (Funds were first received in this option during May 1998)										
Value at beginning of period	$8.33	$6.61	$6.453	$7.389	$9.638	$9.023	$9.995			
Value at end of period	$9.03	$8.33	$6.61	$6.453	$7.389	$9.638	$9.023			
Number of accumulation units outstanding at end of period	424,740	481,946	283,022	227,668	159,263	194,440	178,601			
FIDELITY® VIP INDEX 500 PORTFOLIO (The initial accumulation unit value was established at $10.000 during May 1995, when the fund became available under the contract)										
Value at beginning of period	$21.49	$16.90	$21.956	$25.246	$28.147	$23.650	$18.662	$14.240	$11.740	$10.000
Value at end of period	$23.53	$21.49	$16.90	$21.956	$25.246	$28.147	$23.650	$18.662	$14.240	$11.740
Number of accumulation units outstanding at end of period	4,392,230	4,214,321	3,848,604	3,861,877	3,615,259	4,354,723	3,947,187	3,093,080	1,490,937	290,547
FIDELITY® VIP OVERSEAS PORTFOLIO (Funds were first received in this option during September 2000)										
Value at beginning of period	$7.40	$5.21	$6.608	$8.471	$9.535					
Value at end of period	$8.33	$7.40	$5.21	$6.608	$8.471					
Number of accumulation units outstanding at end of period	289,347	245,549	349,672	28,690	5,930					

CFI - 3

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
FRANKLIN SAMLL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during June 2003)										
Value at beginning of period	$13.33	$10.95								
Value at end of period	$16.33	$13.33								
Number of accumulation units outstanding at end of period	212,288	20,815								
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2003)										
Value at beginning of period	$13.03	$10.39								
Value at end of period	$16.51	$13.03								
Number of accumulation units outstanding at end of period	391,073	121,637								
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$19.47	$15.19	$18.733	$25.910	$32.585	$20.829	$17.709	$17.490		
Value at end of period	$22.92	$19.47	$15.19	$18.733	$25.910	$32.585	$20.829	$17.709		
Number of accumulation units outstanding at end of period	1,495,568	1,754,269	1,878,240	2,129,254	2,322,473	2,807,485	2,962,631	3,237,710		
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$26.23	$20.69	$29.926	$40.196	$43.112	$29.339	$23.440	$23.106		
Value at end of period	$29.32	$26.23	$20.69	$29.926	$40.196	$43.112	$29.339	$23.440		
Number of accumulation units outstanding at end of period	1,485,047	1,836,502	1,909,558	2,239,840	2,301,513	2,448,587	2,244,308	2,018,219		
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2003)										
Value at beginning of period	$10.13	$10.05								
Value at end of period	$10.47	$10.13								
Number of accumulation units outstanding at end of period	542,483	189,541								

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$13.11	$9.58	$14.963	$20.220	$28.710	$19.268	$15.046	$15.236		
Value at end of period	$14.24	$13.11	$9.58	$14.963	$20.220	$28.710	$19.268	$15.046		
Number of accumulation units outstanding at end of period	1,787,806	2,191,575	2,103,643	2,375,971	2,380,370	3,024,975	3,101,880	2,707,904		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$21.86	$16.86	$22.204	$24.994	$25.283	$20.929	$16.608	$16.276		
Value at end of period	$23.81	$21.86	$16.86	$22.204	$24.994	$25.283	$20.929	$16.608		
Number of accumulation units outstanding at end of period	1,771,556	1,670,473	1,456,936	1,470,698	1,359,111	1,549,310	1,564,888	1,317,058		
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$13.24	$10.70	$14.393	$18.387	$17.796	$14.528	$11.960	$12.195		
Value at end of period	$15.04	$13.24	$10.70	$14.393	$18.387	$17.796	$14.528	$11.960		
Number of accumulation units outstanding at end of period	811,334	858,894	866,515	955,110	999,127	194,296	1,379,653	232,418		
ING VAN KAMPEN COMSTOCK PORTFOLIO (Funds were first received in this option during May 2003)										
Value at beginning of period	$12.47	$10.15								
Value at end of period	$14.42	$12.47								
Number of accumulation units outstanding at end of period	777,786	302,672								
ING VP BALANCED PORTFOLIO, INC. (Funds have been in this option for more than ten years)										
Value at beginning of period	$31.17	$26.48	$29.827	$31.470	$32.002	$28.524	$24.700	$20.419	$17.954	$14.270
Value at end of period	$33.76	$31.17	$26.48	$29.827	$31.470	$32.002	$28.524	$24.700	$20.419	$17.954
Number of accumulation units outstanding at end of period	1,212,176	1,296,685	1,335,579	1,490,555	1,630,256	2,155,445	2,294,877	2,160,305	2,716,641	9,193,181

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING VP EMERGING MARKETS FUND (Funds were first received in this option during October 1994)										
Value at beginning of period	$8.41	$5.77	$6.429	$7.254	$12.315	$5.470	$7.715	$8.832	$8.323	$8.772
Value at end of period	$10.13	$8.41	$5.77	$6.429	$7.254	$12.315	$5.470	$7.715	$8.832	$8.323
Number of accumulation units outstanding at end of period	716,974	696,442	670,676	628,973	657,383	940,817	745,856	750,330	548,618	371,156
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO (Funds were first received in this option during September 2000)										
Value at beginning of period	$3.64	$2.53	$4.352	$5.710	$9.391					
Value at end of period	$3.56	$3.64	$2.53	$4.352	$5.710					
Number of accumulation units outstanding at end of period	864,758	915,253	428,288	342,338	138,503					
ING VP GROWTH AND INCOME PORTFOLIO (Funds have been in this option for more than ten years)										
Value at beginning of period	$187.76	$150.43	$202.587	$250.928	$284.994	$245.765	$217.359	$169.448	$137.869	$105.558
Value at end of period	$201.50	$187.76	$150.43	$202.587	$250.928	$284.994	$245.765	$217.359	$169.448	$137.869
Number of accumulation units outstanding at end of period	784,200	907,962	985,007	1,137,553	1,257,857	1,555,542	1,747,097	1,826,355	2,071,139	6,364,000
ING VP GROWTH PORTFOLIO (Funds were first received in this option during September 2000)										
Value at beginning of period	$5.06	$3.92	$5.570	$7.718	$9.343					
Value at end of period	$5.37	$5.06	$3.92	$5.570	$7.718					
Number of accumulation units outstanding at end of period	241,500	222,350	147,672	108,472	87,757					
ING VP INDEX PLUS LARGECAP PORTFOLIO (Funds were first received in this option during December 1997)										
Value at beginning of period	$17.12	$13.71	$17.645	$20.645	$23.044	$18.772	$14.444	$14.493		
Value at end of period	$18.74	$17.12	$13.71	$17.645	$20.645	$23.044	$18.772	$14.444		
Number of accumulation units outstanding at end of period	2,392,049	2,418,495	2,268,115	2,246,477	2,198,550	2,748,955	1,302,825	17,771		
ING VP INDEX PLUS MIDCAP PORTFOLIO (Funds were first received in this option during May 1998)										
Value at beginning of period	$17.13	$13.07	$15.014	$15.377	$12.967	$11.338	$9.928			
Value at end of period	$19.78	$17.13	$13.07	$15.014	$15.377	$12.967	$11.338			
Number of accumulation units outstanding at end of period	1,675,767	1,232,142	916,636	517,509	344,475	73,984	35,201			

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING VP INDEX PLUS SMALLCAP PORTFOLIO (Funds were first received in this option during May 1998)										
Value at beginning of period	$12.77	$9.47	$11.025	$10.881	$10.019	$9.157	$10.193			
Value at end of period	$15.43	$12.77	$9.47	$11.025	$10.881	$10.019	$9.157			
Number of accumulation units outstanding at end of period	1,155,531	810,650	562,448	292,147	185,350	118,433	81,388			
ING VP INTERMEDIATE BOND PORTFOLIO (Funds have been in this option for more than ten years)										
Value at beginning of period	$70.76	$67.24	$62.692	$58.266	$53.738	$54.819	$51.330	$47.992	$46.913	$40.173
Value at end of period	$73.47	$70.76	$67.24	$62.692	$58.266	$53.738	$54.819	$51.330	$47.992	$46.913
Number of accumulation units outstanding at end of period	623,553	672,361	774,013	697,898	603,259	867,416	994,987	959,336	835,724	2,377,622
ING VP INTERNATIONAL EQUITY PORTFOLIO (Funds were first received in this option during September 2000)										
Value at beginning of period	$5.79	$4.43	$6.096	$8.094	$9.610					
Value at end of period	$6.71	$5.79	$4.43	$6.096	$8.094					
Number of accumulation units outstanding at end of period	54,102	27,705	9,052	5,361	2,641					
ING VP MONEY MARKET PORTFOLIO (Funds have been in this option for more than ten years)										
Value at beginning of period	$49.72	$49.45	$48.828	$47.123	$44.501	$42.883	$41.174	$39.528	$37.988	$36.271
Value at end of period	$50.07	$49.72	$49.45	$48.828	$47.123	$44.501	$42.883	$41.174	$39.528	$37.988
Number of accumulation units outstanding at end of period	384,115	456,502	804,354	764,353	685,272	845,679	564,537	455,502	597,656	1,836,260
ING VP NATURAL RESOURCES TRUST (Funds have been in this option for more than ten years)										
Value at beginning of period	$15.71	$12.16	$12.543	$15.080	$12.882	$11.433	$14.403	$13.611	$10.862	$9.412
Value at end of period	$17.52	$15.71	$12.16	$12.543	$15.080	$12.882	$11.433	$14.403	$13.611	$10.862
Number of accumulation units outstanding at end of period	274,150	239,847	255,162	261,255	269,501	437,491	534,962	650,486	587,248	530,562
ING VP REAL ESTATE PORTFOLIO (Funds were first received in this option during May 2004)										
Value at beginning of period	$10.33									
Value at end of period	$13.91									
Number of accumulation units outstanding at end of period	135,858									

CFI - 7

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING VP SMALL COMPANY PORTFOLIO (Funds were first received in this option during September 2000)										
Value at beginning of period	$9.73	$7.15	$9.410	$9.145	$10.292					
Value at end of period	$11.02	$9.73	$7.15	$9.410	$9.145					
Number of accumulation units outstanding at end of period	519,294	585,454	541,321	361,370	136,234					
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO (Funds were first received in this option during February 1997)										
Value at beginning of period	$15.93	$13.47	$15.040	$16.343	$16.458	$15.120	$14.456	$12.577		
Value at end of period	$17.39	$15.93	$13.47	$15.040	$16.343	$16.458	$15.120	$14.456		
Number of accumulation units outstanding at end of period	95,249	49,780	34,761	43,445	36,196	30,738	31,468	873		
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO (Funds were first received in this option during February 1997)										
Value at beginning of period	$16.21	$13.17	$15.425	$17.624	$17.940	$15.886	$15.422	$13.291		
Value at end of period	$17.98	$16.21	$13.17	$15.425	$17.624	$17.940	$15.886	$15.422		
Number of accumulation units outstanding at end of period	89,601	54,494	37,872	33,425	28,874	33,852	21,430	380		
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO (Funds were first received in this option during May 1997)										
Value at beginning of period	$16.08	$14.29	$15.088	$15.620	$15.070	$14.248	$13.491	$12.296		
Value at end of period	$17.19	$16.08	$14.29	$15.088	$15.620	$15.070	$14.248	$13.491		
Number of accumulation units outstanding at end of period	103,950	49,925	53,498	51,196	44,930	46,462	95,526	2,279		
ING VP VALUE OPPORTUNITY PORTFOLIO (Funds were first received in this option during May 1998)										
Value at beginning of period	$12.58	$10.20	$13.911	$15.556	$14.274	$12.088	$11.472			
Value at end of period	$13.72	$12.58	$10.20	$13.911	$15.556	$14.274	$12.088			
Number of accumulation units outstanding at end of period	817,817	921,089	941,931	698,722	227,331	74,768	33,957			

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
JANUS ASPEN BALANCED PORTFOLIO (Funds were first received in this option during September 2000)										
Value at beginning of period	$9.36	$8.29	$8.949	$9.491	$9.909					
Value at end of period	$10.06	$9.36	$8.29	$8.949	$9.491					
Number of accumulation units outstanding at end of period	1,025,398	1,323,124	1,154,096	559,999	139,295					
JANUS ASPEN FORTY PORTFOLIO (Funds were first received in this option during February 2001)										
Value at beginning of period	$7.32	$6.15	$7.388	$8.800						
Value at end of period	$8.55	$7.32	$6.15	$7.388						
Number of accumulation units outstanding at end of period	324,385	390,130	319,129	71,782						
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO (The initial accumulation unit value was established at $10.000 during July 1995, when the fund became available under the contract)										
Value at beginning of period	$19.13	$14.67	$20.159	$27.071	$32.036	$22.529	$16.816	$13.872	$11.859	$10.000
Value at end of period	$19.79	$19.13	$14.67	$20.159	$27.071	$32.036	$22.529	$16.816	$13.872	$11.859
Number of accumulation units outstanding at end of period	1,579,855	2,273,528	2,332,245	2,654,330	2,566,224	2,721,885	1,354,047	1,109,942	663,945	109,717
JANUS ASPEN MID CAP GROWTH PORTFOLIO (The initial accumulation unit value was established at $10.000 during June 1994, when the funds were first received under this option)										
Value at beginning of period	$20.68	$15.46	$21.668	$36.169	$53.644	$24.098	$18.174	$16.334	$15.323	$12.169
Value at end of period	$24.72	$20.68	$15.46	$21.668	$36.169	$53.644	$24.098	$18.174	$16.334	$15.323
Number of accumulation units outstanding at end of period	2,256,190	2,995,702	3,026,489	3,316,994	3,203,706	3,274,450	2,142,130	1,939,607	1,893,718	1,280,953
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO (The initial accumulation unit value was established at $10.000 during July 1995, when the fund became available under the contract)										
Value at beginning of period	$22.39	$18.24	$24.735	$32.231	$38.648	$23.797	$18.690	$15.493	$12.158	$10.000
Value at end of period	$23.23	$22.39	$18.24	$24.735	$32.231	$38.648	$23.797	$18.690	$15.493	$12.158
Number of accumulation units outstanding at end of period	2,326,339	3,460,837	3,828,034	4,384,839	4,666,562	5,548,674	4,687,167	3,873,511	2,090,908	314,653

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
LORD ABBETT MID-CAP VALUE PORTFOLIO (Funds were first received in this option during May 2003)										
Value at beginning of period	$12.77	$10.11								
Value at end of period	$15.68	$12.77								
Number of accumulation units outstanding at end of period	500,249	92,123								
MFS® TOTAL RETURN SERIES (Funds were first received in this option during May 1998)										
Value at beginning of period	$13.19	$11.45	$12.200	$12.300	$10.720	$10.531	$10.182			
Value at end of period	$14.54	$13.19	$11.45	$12.200	$12.300	$10.720	$10.531			
Number of accumulation units outstanding at end of period	2,358,001	1,730,462	1,234,811	694,079	167,946	63,822	36,633			
OPPENHEIMER DEVELOPING MARKETS FUND (Funds were first received in this option during February 2001)										
Value at beginning of period	$14.57	$8.91	$9.145	$10.467						
Value at end of period	$19.19	$14.57	$8.91	$9.145						
Number of accumulation units outstanding at end of period	757,938	428,805	145,247	24,356						
OPPENHEIMER GLOBAL SECURITIES FUND/VA (Funds were first received in this option during June 1998)										
Value at beginning of period	$15.92	$11.24	$14.586	$16.759	$16.126	$10.303	$10.077			
Value at end of period	$18.78	$15.92	$11.24	$14.586	$16.759	$16.126	$10.303			
Number of accumulation units outstanding at end of period	2,689,501	1,737,193	1,235,937	793,849	424,092	59,571	20,548			
OPPENHEIMER STRATEGIC BOND FUND/VA (Funds were first received in this option during May 1998)										
Value at beginning of period	$13.21	$11.30	$10.623	$10.240	$10.089	$9.935	$10.055			
Value at end of period	$14.21	$13.21	$11.30	$10.623	$10.240	$10.089	$9.935			
Number of accumulation units outstanding at end of period	354,444	286,487	214,928	156,055	125,233	173,219	100,555			
PAX WORLD BALANCED FUND, INC. (Funds were first received in this option during February 2001)										
Value at beginning of period	$9.54	$8.21	$9.102	$9.850						
Value at end of period	$10.70	$9.54	$8.21	$9.102						
Number of accumulation units outstanding at end of period	518,200	353,096	188,163	253,700						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
PIONEER EQUITY INCOME VCT PORTFOLIO (Funds were first received in this option during May 2003)										
Value at beginning of period	$12.14	$10.02								
Value at end of period	$13.99	$12.14								
Number of accumulation units outstanding at end of period	159,521	12,743								
PIONEER MID CAP VALUE VCT PORTFOLIO (Funds were first received in this option during May 2003)										
Value at beginning of period	$13.46	$10.16								
Value at end of period	$16.27	$13.46								
Number of accumulation units outstanding at end of period	239,677	21,362								

CFI - 11

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of an Account C Opportunity Plus group deferred variable annuity prospectus dated April 29, 2005 as well as all current prospectuses pertaining to the variable investment options available under the contracts.

___ Please send an Account C Statement of Additional Information (Form No. SAI.75962-05) dated April 29, 2005.

___ Please send the most recent annual and/or quarterly report of ING Life Insurance and Annuity Company.

CONTRACT HOLDER's SIGNATURE

DATE

PRO.75962-05

VARIABLE ANNUITY ACCOUNT C
OF
ING LIFE INSURANCE AND ANNUITY COMPANY

Statement of Additional Information dated April 29, 2005
For
OPPORTUNITY PLUS

Group Variable Multiple Option Annuity Contracts

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account C (the "Separate Account") dated April 29, 2005.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

Opportunity Plus Service Center
P.O. Box 13047
Newark, NJ 07188-0047

1-800-677-4636

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954). As of December 31, 2004, the Company and its subsidiary life company had $53 billion invested through their products, including $34 billion in their separate accounts (of which the Company, or its management affiliates, ING Investment Management Co. and ING Investments, LLC manages or oversees the management of $19 billion). The Company is ranked based on assets among the top 5% of all life and health insurance companies rated by A.M. Best Company as of July 16, 2004. The Company is an indirect subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

In addition to serving as the principal underwriter and the depositor for the separate account, the Company is a registered investment adviser under the Investment Advisers Act of 1940. We provide investment advice to several of the registered management investment companies offered as variable investment options under the contracts funded by the separate account (see "Variable Annuity Account C" below).

The Company has established the Opportunity Plus Service Center to provide administrative support to contract holders and participants investing in the Opportunity Plus Contract. This office will handle enrollments, billing, transfers, redemptions, and inquiries for all Opportunity Plus contract holders and participants. All forms and correspondence should be sent to:


Opportunity Plus Service Center
P.O. Box 13047
Newark, NJ 07188-0047

Telephone number: 1-800-677-4636


Other than the mortality and expense risk charge, administrative expense charge and ING GET Fund guarantee charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitution of available variable investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. The funds currently available under the contract are as follows:

AIM V.I. Capital Appreciation Fund (Series I)
AIM V.I. Core Equity Fund (Series I)
AIM V.I. Growth Fund (Series I)
AIM V.I. Premier Equity Fund (Series I)
American Century® Income & Growth Fund (Advisor Class)[1]
Calvert Social Balanced Portfolio
EuroPacific Growth Fund® (Class R-4)[1]
Evergreen Special Values Fund (Class A)[1]
Fidelity® VIP Asset Manager℠ Portfolio (Initial Class)
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)
Fidelity® VIP High Income Portfolio (Initial Class)
Fidelity® VIP Index 500 Portfolio (Initial Class)
Fidelity® VIP Overseas Portfolio (Initial Class)
Franklin Small Cap Value Securities Fund (Class 2)
ING American Century Select Portfolio (Initial Class)
ING Baron Small Cap Growth Portfolio (Service Class)
ING GET U.S. Core Portfolio
ING JPMorgan Fleming International Portfolio (Initial Class)
ING MFS Capital Opportunities Portfolio (Initial Class)
ING Oppenheimer Global Portfolio (Initial Class)
ING Oppenheimer Strategic Income Portfolio (Initial Class)
ING PIMCO Total Return Portfolio (Service Class)
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)
ING Salomon Brothers Large Cap Growth Portfolio (Initial Class)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)
ING T. Rowe Price Growth Equity Portfolio (Initial Class)
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)

ING Van Kampen Comstock Portfolio (Service Class)
ING Van Kampen Equity and Income Portfolio (Initial Class)
ING VP Balanced Portfolio Inc.(Class I)
ING VP Emerging Markets Fund
ING VP Global Science and Technology Portfolio (Class I)
ING VP Growth and Income Portfolio (Class I)
ING VP Growth Portfolio (Class I)
ING VP Index Plus LargeCap Portfolio (Class I)
ING VP Index Plus MidCap Portfolio (Class I)
ING VP Index Plus SmallCap Portfolio (Class I)
ING VP Intermediate Bond Portfolio (Class I)[2]
ING VP International Equity Portfolio (Class I)
ING VP Money Market Portfolio (Class I)
ING VP Natural Resources Trust [3]
ING VP Real Estate Portfolio (Class I)
ING VP Small Company Portfolio (Class I)
ING VP Strategic Allocation Balanced Portfolio (Class I)
ING VP Strategic Allocation Growth Portfolio (Class I)
ING VP Strategic Allocation Income Portfolio (Class I)
ING VP Value Opportunity Portfolio (Class I)
Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)
MFS® Total Return Series (Initial Class)
New Perspective Fund® (Class R-4)[1]
Oppenheimer Developing Markets Fund (Class A)[1]
Pax World Balanced Fund, Inc.[1]
Pioneer Equity Income VCT Portfolio (Class I)
Pioneer Mid Cap Value VCT Portfolio (Class I)
The Growth Fund of America® (Class R-4)[1]
Washington Mutual Investors Fund℠ (Class R-4)[1]

(1) This fund is available to the general public. See "Additional Risks of Investing in the Funds" in the prospectus.
(2) Formerly ING VP Bond Portfolio.
(3) Transfers or deposits are not allowed into the subaccount investing in this fund, except from accounts established under the contract before May 1, 1998. As soon as all those who have current allocations to the subaccount under the contract have redirected their allocations to other investment options, we will close the subaccount to all investments (except loan repayments that we automatically deposit into the subaccount according to our loan repayment procedures).

Complete descriptions of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections titled "Contract - Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2004, 2003 and 2002 amounted to $33,938,738.36, $32,306,093 and $28,823,475 respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the payment options and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. Thereafter, variable annuity payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based on a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1,000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by $.9971779^* = .9999058^{30}$ (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be $.9959968 = .9998663^{30}$.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports, such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 600 Peachtree Street, Suite 2800, Atlanta, GA 30308 is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

FINANCIAL STATEMENTS
ING Life Insurance and Annuity Company
Variable Annuity Account B
Year ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

This page intentionally left blank.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Financial Statements
Year ended December 31, 2004

Contents

This page intentionally left blank.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of ING Life Insurance and Annuity Company Variable Annuity Account B (the "Account") as of December 31, 2004, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
  AIM V.I. Government Securities Fund - Series I Shares
  AIM V.I. Growth Fund - Series I Shares
  AIM V.I. Premier Equity Fund - Series I Shares
Alger American Funds:
  Alger American Balanced Portfolio
  Alger American Income & Growth Portfolio
  Alger American Leveraged AllCap Portfolio
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein VPSF Growth and Income - Class A
  AllianceBernstein VPSF Premier Growth - Class A
  AllianceBernstein VPSF Small Cap Growth - Class A
American Century® Investments:
  American Century® VP Balanced Fund
  American Century® VP International Fund
Calvert Social Balanced Portfolio
Federated Insurance Series:
  Federated American Leaders Fund II
  Federated Capital Income Fund II
  Federated Equity Income Fund II
  Federated Fund for U.S. Government Securities II
  Federated High Income Bond Fund II
  Federated International Equity Fund II
  Federated Mid Cap Growth Strategies Fund II
  Federated Prime Money Fund II
Fidelity® Variable Insurance Products Fund:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class

Fidelity® Variable Insurance Products Fund (continued):
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING GET Fund:
  ING GET Fund - Series D
  ING GET Fund - Series E
  ING GET Fund - Series G
  ING GET Fund - Series H
  ING GET Fund - Series I
  ING GET Fund - Series J
  ING GET Fund - Series K
  ING GET Fund - Series L
  ING GET Fund - Series M
  ING GET Fund - Series N
  ING GET Fund - Series P
  ING GET Fund - Series Q
  ING GET Fund - Series R
  ING GET Fund - Series S
  ING GET Fund - Series T
  ING GET Fund - Series U
  ING GET Fund - Series V
ING Investors Trust:
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio

ING Julius Baer Foreign Portfolio - Service Class
ING Legg Mason Value Portfolio - Institutional Class
ING MFS Total Return Portfolio - Service Class
ING T. Rowe Price Equity Income Portfolio - Service Class

ING Partners, Inc.:
ING Aeltus Enhanced Index Portfolio - Service Class
ING American Century Select Portfolio - Service Class
ING American Century Small Cap Value Portfolio - Service Class
ING Baron Small Cap Growth Portfolio - Service Class
ING Goldman Sachs® Capital Growth Portfolio - Service Class
ING JPMorgan International Portfolio - Initial Class
ING JPMorgan Mid Cap Value Portfolio - Service Class
ING MFS Capital Opportunities Portfolio - Initial Class
ING OpCap Balanced Value Portfolio - Service Class
ING Oppenheimer Global Portfolio - Service Class
ING PIMCO Total Return Portfolio - Service Class
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
ING Salomon Brothers Fundamental Value Portfolio - Service Class
ING Salomon Brothers Investors Value Portfolio - Service Class
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
ING T. Rowe Price Growth Equity Portfolio - Initial Class
ING UBS U.S. Large Cap Equity Portfolio - Initial Class
ING Van Kampen Comstock Portfolio - Service Class
ING Van Kampen Equity and Income Portfolio - Service Class

ING Strategic Allocation Portfolios, Inc.:
ING VP Strategic Allocation Balanced Portfolio - Class I
ING VP Strategic Allocation Growth Portfolio – Class I
ING VP Strategic Allocation Income Portfolio – Class I

ING Variable Funds:
ING VP Growth and Income Portfolio - Class I

ING Variable Insurance Trust:
ING GET U.S. Core Portfolio - Series 1
ING GET U.S. Core Portfolio - Series 2
ING GET U.S. Core Portfolio - Series 3
ING GET U.S. Core Portfolio - Series 4
ING GET U.S. Core Portfolio - Series 5
ING GET U.S. Core Portfolio - Series 6
ING GET U.S. Core Portfolio - Series 7

ING Variable Portfolios, Inc.:
ING VP Global Science and Technology Portfolio - Class I
ING VP Growth Portfolio - Class I
ING VP Index Plus LargeCap Portfolio - Class I
ING VP Index Plus MidCap Portfolio - Class I
ING VP Index Plus SmallCap Portfolio - Class I
ING VP International Equity Portfolio - Class I
ING VP Small Company Portfolio - Class I
ING VP Value Opportunity Portfolio - Class I

ING Variable Products Trust:
ING VP Growth Opportunities Portfolio - Class I
ING VP Growth Opportunities Portfolio - Class S
ING VP International Value Portfolio - Class I
ING VP MagnaCap Portfolio - Class I
ING VP MagnaCap Portfolio - Class S
ING VP MidCap Opportunities Portfolio - Class I
ING VP MidCap Opportunities Portfolio - Class S
ING VP Real Estate Portfolio - Class I
ING VP SmallCap Opportunities Portfolio - Class I
ING VP SmallCap Opportunities Portfolio - Class S

ING VP Balanced Portfolio, Inc. - Class I
ING VP Emerging Markets Fund
ING VP Financial Services - Class I
ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust

Janus Aspen Series:
Janus Aspen Balanced Portfolio - Inst Shares
Janus Aspen Flexible Income Portfolio - Inst Shares
Janus Aspen Growth Portfolio - Inst Shares
Janus Aspen Mid Cap Growth Portfolio - Inst Shares
Janus Aspen Worldwide Growth Portfolio - Inst Shares

Lord Abbett Funds:
Lord Abbett Growth and Income Portfolio
Lord Abbett Mid-Cap Value Portfolio

MFS® Funds:
MFS® VIT Strategic Income Series
MFS® VIT Total Return Series - Initial Class

Oppenheimer Variable Account Funds:
Oppenheimer Aggressive Growth Fund/VA
Oppenheimer Global Securities Fund/VA
Oppenheimer Main Street® Fund/VA
Oppenheimer Strategic Bond Fund/VA

PIMCO VIT Real Return Portfolio - Admin Class

Pioneer Variable Contracts Trust:
Pioneer Equity Income VCT Portfolio - Class I
Pioneer Fund VCT Portfolio - Class I
Pioneer High Yield VCT Portfolio - Class I
Pioneer Mid Cap Value VCT Portfolio - Class I

Prudential Series Fund, Inc.:	UBS Series Trust:
Jennison Portfolio - Class II Shares	UBS U.S. Allocation Portfolio - Class I
SP William Blair International Growth Portfolio - Class II Shares	Wanger Advisors Trust:
	Wanger Select
	Wanger U.S. Smaller Companies

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures also included confirmation of securities owned as of December 31, 2004, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Divisions comprising the ING Life Insurance and Annuity Company Variable Annuity Account B at December 31, 2004, and the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 15, 2005

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Government Securities	AIM V.I. Growth	AIM V.I. Premier Equity
Assets					
Investments in mutual funds at fair value	$ 15,172	$ 31,830	$ 14,556	$ 16,959	$ 36,351
Total assets	15,172	31,830	14,556	16,959	36,351
Net assets	$ 15,172	$ 31,830	$ 14,556	$ 16,959	$ 36,351
Net assets					
Accumulation units	$ 14,226	$ 27,228	$ 14,556	$ 15,788	$ 34,142
Contracts in payout (annuitization) period	946	4,602	-	1,171	2,209
Total net assets	$ 15,172	$ 31,830	$ 14,556	$ 16,959	$ 36,351
Total number of shares	668,651	1,408,409	1,205,980	1,056,645	1,706,639
Cost of shares	$ 13,665	$ 28,329	$ 14,944	$ 15,807	$ 36,615

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Alger American Balanced	Alger American Income & Growth	Alger American Leveraged AllCap	Alliance Bernstein VPSF Growth and Income	Alliance Bernstein VPSF Premier Growth
Assets					
Investments in mutual funds at fair value	$ 1,926	$ 5,250	$ 5,104	$ 48,096	$ 7,542
Total assets	1,926	5,250	5,104	48,096	7,542
Net assets	$ 1,926	$ 5,250	$ 5,104	$ 48,096	$ 7,542
Net assets					
Accumulation units	$ 1,926	$ 5,250	$ 5,104	$ 48,096	$ 7,542
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 1,926	$ 5,250	$ 5,104	$ 48,096	$ 7,542
Total number of shares	142,166	522,416	167,956	1,997,327	321,756
Cost of shares	$ 1,803	$ 5,190	$ 4,973	$ 42,812	$ 6,888

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Alliance Bernstein VPSF Small Cap Growth		American Century® VP Balanced		American Century® VP International		Calvert Social Balanced		Federated American Leaders	
Assets										
Investments in mutual funds										
at fair value	$	5,141	$	1,096	$	1,196	$	2,229	$	42,192
Total assets		5,141		1,096		1,196		2,229		42,192
Net assets	$	5,141	$	1,096	$	1,196	$	2,229	$	42,192
Net assets										
Accumulation units	$	5,141	$	1,096	$	1,196	$	2,229	$	42,103
Contracts in payout (annuitization)										
period		-		-		-		-		89
Total net assets	$	5,141	$	1,096	$	1,196	$	2,229	$	42,192
Total number of shares		441,255		150,541		162,767		1,190,608		2,041,206
Cost of shares	$	4,463	$	956	$	1,050	$	2,018	$	39,597

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Federated Capital Income	Federated Equity Income	Federated Fund for U.S. Government Securities	Federated High Income Bond	Federated International Equity
Assets					
Investments in mutual funds					
at fair value	$ 5,170	$ 9,093	$ 6,444	$ 11,845	$ 5,865
Total assets	5,170	9,093	6,444	11,845	5,865
Net assets	$ 5,170	$ 9,093	$ 6,444	$ 11,845	$ 5,865
Net assets					
Accumulation units	$ 5,156	$ 8,977	$ 6,442	$ 11,789	$ 5,830
Contracts in payout (annuitization)					
period	14	116	2	56	35
Total net assets	$ 5,170	$ 9,093	$ 6,444	$ 11,845	$ 5,865
Total number of shares	582,819	677,542	555,555	1,444,529	443,619
Cost of shares	$ 5,855	$ 9,403	$ 6,361	$ 10,497	$ 8,876

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Federated Mid Cap Growth Strategies		Federated Prime Money		Fidelity® VIP Contrafund®		Fidelity® VIP Equity- Income		Fidelity® VIP Growth	
Assets										
Investments in mutual funds										
at fair value	$	10,473	$	3,326	$	243,399	$	218,459	$	109,798
Total assets		10,473		3,326		243,399		218,459		109,798
Net assets	$	10,473	$	3,326	$	243,399	$	218,459	$	109,798
Net assets										
Accumulation units	$	10,473	$	3,326	$	243,399	$	218,459	$	109,798
Contracts in payout (annuitization)										
period		-		-		-		-		-
Total net assets	$	10,473	$	3,326	$	243,399	$	218,459	$	109,798
Total number of shares		498,220		3,325,705		9,143,477		8,610,906		3,430,109
Cost of shares	$	13,804	$	3,326	$	192,805	$	183,717	$	107,533

The accompanying notes are an integral part of these financial statements.

8

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Fidelity® VIP High Income		Fidelity® VIP *Asset Manager*^{SM}		Fidelity® VIP Investment Grade Bond		Fidelity® VIP Index 500		Fidelity® VIP Overseas	
Assets										
Investments in mutual funds										
at fair value	$	47,964	$	11,587	$	1,958	$	70,298	$	15,669
Total assets		47,964		11,587		1,958		70,298		15,669
Net assets	$	47,964	$	11,587	$	1,958	$	70,298	$	15,669
Net assets										
Accumulation units	$	45,288	$	11,587	$	1,958	$	70,298	$	15,669
Contracts in payout (annuitization)										
period		2,676		-		-		-		-
Total net assets	$	47,964	$	11,587	$	1,958	$	70,298	$	15,669
Total number of shares		6,851,930		780,282		147,791		510,332		894,346
Cost of shares	$	43,141	$	10,638	$	1,876	$	62,020	$	13,748

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Franklin Small Cap Value Securities	ING GET Fund - Series H	ING GET Fund - Series I	ING GET Fund - Series J	ING GET Fund - Series K
Assets					
Investments in mutual funds					
at fair value	$ 4,384	$ 85,522	$ 60,675	$ 47,133	$ 55,421
Total assets	4,384	85,522	60,675	47,133	55,421
Net assets	$ 4,384	$ 85,522	$ 60,675	$ 47,133	$ 55,421
Net assets					
Accumulation units	$ 4,384	$ 85,522	$ 60,675	$ 47,133	$ 55,421
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 4,384	$ 85,522	$ 60,675	$ 47,133	$ 55,421
Total number of shares	280,146	8,798,593	6,216,670	4,894,430	5,615,069
Cost of shares	$ 4,063	$ 88,312	$ 62,102	$ 48,360	$ 56,226

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING GET Fund - Series L	ING GET Fund - Series M	ING GET Fund - Series N	ING GET Fund - Series P	ING GET Fund - Series Q
Assets					
Investments in mutual funds					
at fair value	$ 51,909	$ 76,815	$ 63,310	$ 47,889	$ 37,872
Total assets	51,909	76,815	63,310	47,889	37,872
Net assets	$ 51,909	$ 76,815	$ 63,310	$ 47,889	$ 37,872
Net assets					
Accumulation units	$ 51,909	$ 76,815	$ 63,310	$ 47,889	$ 37,872
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 51,909	$ 76,815	$ 63,310	$ 47,889	$ 37,872
Total number of shares	5,329,505	7,830,255	6,274,491	4,755,572	3,652,026
Cost of shares	$ 52,526	$ 76,934	$ 63,922	$ 47,501	$ 36,522

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING GET Fund - Series R		ING GET Fund - Series S		ING GET Fund - Series T		ING GET Fund - Series U		ING GET Fund - Series V	
Assets										
Investments in mutual funds										
at fair value	$	33,352	$	36,434	$	28,261	$	27,273	$	55,481
Total assets		33,352		36,434		28,261		27,273		55,481
Net assets	$	33,352	$	36,434	$	28,261	$	27,273	$	55,481
Net assets										
Accumulation units	$	33,352	$	36,434	$	28,261	$	27,273	$	55,481
Contracts in payout (annuitization)										
period		-		-		-		-		-
Total net assets	$	33,352	$	36,434	$	28,261	$	27,273	$	55,481
Total number of shares		3,131,678		3,479,826		2,696,685		2,617,329		5,553,615
Cost of shares	$	31,419	$	34,933	$	27,064	$	26,231	$	55,596

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING American Funds Growth		ING American Funds Growth-Income		ING American Funds International		ING Julius Baer Foreign		ING Legg Mason Value	
Assets										
Investments in mutual funds										
at fair value	$	1,774	$	2,347	$	9,074	$	242	$	882
Total assets		1,774		2,347		9,074		242		882
Net assets	$	1,774	$	2,347	$	9,074	$	242	$	882
Net assets										
Accumulation units	$	1,774	$	2,152	$	9,074	$	242	$	882
Contracts in payout (annuitization)										
period		-		195		-		-		-
Total net assets	$	1,774	$	2,347	$	9,074	$	242	$	882
Total number of shares		34,858		63,558		566,061		19,773		87,905
Cost of shares	$	1,726	$	2,320	$	8,910	$	228	$	858

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING MFS Total Return		ING T. Rowe Price Equity Income		ING Aeltus Enhanced Index		ING American Century Select		ING American Century Small Cap Value	
Assets										
Investments in mutual funds										
at fair value	$	1,922	$	2,335	$	79	$	488	$	1,034
Total assets		1,922		2,335		79		488		1,034
Net assets	$	1,922	$	2,335	$	79	$	488	$	1,034
Net assets										
Accumulation units	$	1,922	$	2,335	$	79	$	488	$	1,034
Contracts in payout (annuitization)										
period		-		-		-		-		-
Total net assets	$	1,922	$	2,335	$	79	$	488	$	1,034
Total number of shares		102,319		169,911		9,032		52,694		84,631
Cost of shares	$	1,829	$	2,076	$	74	$	446	$	925

The accompanying notes are an integral part of these financial statements.

14

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING Baron Small Cap Growth	ING Goldman Sachs® Capital Growth	ING JPMorgan International	ING JPMorgan Mid Cap Value	ING MFS Capital Opportunities
Assets					
Investments in mutual funds					
at fair value	$ 2,941	$ 315	$ 44,030	$ 2,215	$ 38,224
Total assets	2,941	315	44,030	2,215	38,224
Net assets	$ 2,941	$ 315	$ 44,030	$ 2,215	$ 38,224
Net assets					
Accumulation units	$ 2,941	$ 315	$ 41,341	$ 2,215	$ 35,211
Contracts in payout (annuitization)					
period	-	-	2,689	-	3,013
Total net assets	$ 2,941	$ 315	$ 44,030	$ 2,215	$ 38,224
Total number of shares	196,591	27,968	3,579,704	159,478	1,405,283
Cost of shares	$ 2,538	$ 281	$ 37,399	$ 1,980	$ 30,520

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING OpCap Balanced Value		ING Oppenheimer Global		ING PIMCO Total Return		ING Salomon Brothers Aggressive Growth		ING Salomon Brothers Fundamental Value
Assets									
Investments in mutual funds									
at fair value	$	2,126	$	22	$	3,885	$	53,255	$	1,483
Total assets		2,126		22		3,885		53,255		1,483
Net assets	$	2,126	$	22	$	3,885	$	53,255	$	1,483
Net assets									
Accumulation units	$	2,126	$	22	$	3,885	$	51,733	$	1,483
Contracts in payout (annuitization)									
period		-		-		-		1,522		-
Total net assets	$	2,126	$	22	$	3,885	$	53,255	$	1,483
Total number of shares		158,321		1,780		354,449		1,333,037		82,459
Cost of shares	$	1,946	$	22	$	3,835	$	45,634	$	1,371

The accompanying notes are an integral part of these financial statements.

16

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING Salomon Brothers Investors Value	ING T. Rowe Price Diversified Mid Cap Growth	ING T. Rowe Price Growth Equity	ING UBS U.S. Large Cap Equity	ING Van Kampen Comstock
Assets					
Investments in mutual funds at fair value	$ 387	$ 612	$ 73,921	$ 43,678	$ 3,726
Total assets	387	612	73,921	43,678	3,726
Net assets	$ 387	$ 612	$ 73,921	$ 43,678	$ 3,726
Net assets					
Accumulation units	$ 387	$ 612	$ 67,195	$ 43,678	$ 3,726
Contracts in payout (annuitization) period	-	-	6,726	-	-
Total net assets	$ 387	$ 612	$ 73,921	$ 43,678	$ 3,726
Total number of shares	27,294	76,638	1,484,062	5,090,630	303,194
Cost of shares	$ 366	$ 575	$ 63,844	$ 40,443	$ 3,374

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING Van Kampen Equity and Income	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income	ING VP Growth and Income
Assets					
Investments in mutual funds					
at fair value	$ 137	$ 20,822	$ 15,631	$ 18,730	$ 423,357
Total assets	137	20,822	15,631	18,730	423,357
Net assets	$ 137	$ 20,822	$ 15,631	$ 18,730	$ 423,357
Net assets					
Accumulation units	$ 137	$ 17,934	$ 13,548	$ 15,154	$ 326,371
Contracts in payout (annuitization)					
period	-	2,888	2,083	3,576	96,986
Total net assets	$ 137	$ 20,822	$ 15,631	$ 18,730	$ 423,357
Total number of shares	4,092	1,496,922	1,059,037	1,436,355	21,878,936
Cost of shares	$ 126	$ 18,835	$ 13,589	$ 17,369	$ 461,670

The accompanying notes are an integral part of these financial statements.

18

Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING GET U.S. Core - Series 1		ING GET U.S. Core - Series 2		ING GET U.S. Core - Series 3		ING GET U.S. Core - Series 4		ING GET U.S. Core - Series 5	
Assets										
Investments in mutual funds										
at fair value	$	23,042	$	19,803	$	54,614	$	8,173	$	4,428
Total assets		23,042		19,803		54,614		8,173		4,428
Net assets	$	23,042	$	19,803	$	54,614	$	8,173	$	4,428
Net assets										
Accumulation units	$	23,042	$	19,803	$	54,614	$	8,173	$	4,428
Contracts in payout (annuitization)										
period		-		-		-		-		-
Total net assets	$	23,042	$	19,803	$	54,614	$	8,173	$	4,428
Total number of shares		2,169,690		1,896,842		5,391,315		776,932		418,892
Cost of shares	$	21,716	$	18,979	$	53,920	$	7,775	$	4,199

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING GET U.S. Core - Series 6	ING GET U.S. Core - Series 7	ING VP Global Science and Technology	ING VP Growth	ING VP Index Plus LargeCap
Assets					
Investments in mutual funds					
at fair value	$ 88,090	$ 57,015	$ 10,373	$ 28,081	$ 182,362
Total assets	88,090	57,015	10,373	28,081	182,362
Net assets	$ 88,090	$ 57,015	$ 10,373	$ 28,081	$ 182,362
Net assets					
Accumulation units	$ 88,090	$ 57,015	$ 10,373	$ 25,389	$ 138,246
Contracts in payout (annuitization)					
period	-	-	-	2,692	44,116
Total net assets	$ 88,090	$ 57,015	$ 10,373	$ 28,081	$ 182,362
Total number of shares	8,704,574	5,696,396	2,715,342	2,937,296	12,305,141
Cost of shares	$ 87,055	$ 56,970	$ 10,338	$ 25,718	$ 158,591

The accompanying notes are an integral part of these financial statements.

20

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING VP Index Plus MidCap	ING VP Index Plus SmallCap	ING VP International Equity	ING VP Small Company	ING VP Value Opportunity
Assets					
Investments in mutual funds					
at fair value	$ 18,233	$ 8,963	$ 13,340	$ 82,870	$ 16,285
Total assets	18,233	8,963	13,340	82,870	16,285
Net assets	$ 18,233	$ 8,963	$ 13,340	$ 82,870	$ 16,285
Net assets					
Accumulation units	$ 18,233	$ 8,963	$ 11,657	$ 74,744	$ 16,285
Contracts in payout (annuitization)					
period	-	-	1,683	8,126	-
Total net assets	$ 18,233	$ 8,963	$ 13,340	$ 82,870	$ 16,285
Total number of shares	1,004,006	546,874	1,526,296	4,155,956	1,234,626
Cost of shares	$ 13,694	$ 6,876	$ 11,261	$ 64,523	$ 15,461

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING VP International Value	ING VP MagnaCap - Class I	ING VP MagnaCap - Class S	ING VP MidCap Opportunities - Class I	ING VP MidCap Opportunities - Class S
Assets					
Investments in mutual funds					
at fair value	$ 2,980	$ 125	$ 1,635	$ 340	$ 10,784
Total assets	2,980	125	1,635	340	10,784
Net assets	$ 2,980	$ 125	$ 1,635	$ 340	$ 10,784
Net assets					
Accumulation units	$ 2,980	$ 125	$ 1,635	$ 340	$ 10,784
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 2,980	$ 125	$ 1,635	$ 340	$ 10,784
Total number of shares	233,504	13,199	171,365	49,615	1,588,235
Cost of shares	$ 2,491	$ 111	$ 1,431	$ 300	$ 9,263

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING VP Real Estate		ING VP SmallCap Opportunities - Class I		ING VP SmallCap Opportunities - Class S		ING VP Balanced		ING VP Emerging Markets	
Assets										
Investments in mutual funds										
at fair value	$	1,193	$	970	$	5,342	$	189,559	$	770
Total assets		1,193		970		5,342		189,559		770
Net assets	$	1,193	$	970	$	5,342	$	189,559	$	770
Net assets										
Accumulation units	$	1,193	$	970	$	5,342	$	144,379	$	770
Contracts in payout (annuitization)										
period		-		-		-		45,180		-
Total net assets	$	1,193	$	970	$	5,342	$	189,559	$	770
Total number of shares		87,573		59,645		330,956		14,146,212		96,925
Cost of shares	$	1,095	$	931	$	4,682	$	173,163	$	558

The accompanying notes are an integral part of these financial statements.

23

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING VP Intermediate Bond	ING VP Money Market	ING VP Natural Resources	Janus Aspen Balanced	Janus Aspen Flexible Income
Assets					
Investments in mutual funds					
at fair value	$ 137,880	$ 192,781	$ 1,861	$ 156,790	$ 15,748
Total assets	137,880	192,781	1,861	156,790	15,748
Net assets	$ 137,880	$ 192,781	$ 1,861	$ 156,790	$ 15,748
Net assets					
Accumulation units	$ 125,417	$ 187,699	$ 1,861	$ 156,790	$ 15,748
Contracts in payout (annuitization)					
period	12,463	5,082	-	-	-
Total net assets	$ 137,880	$ 192,781	$ 1,861	$ 156,790	$ 15,748
Total number of shares	10,493,163	14,900,388	105,429	6,428,456	1,297,160
Cost of shares	$ 140,963	$ 192,039	$ 1,487	$ 145,813	$ 16,069

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Janus Aspen Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Lord Abbett Growth and Income	Lord Abbett Mid-Cap Value
Assets					
Investments in mutual funds					
at fair value	$ 84,481	$ 94,264	$ 154,245	$ 6,773	$ 3,732
Total assets	84,481	94,264	154,245	6,773	3,732
Net assets	$ 84,481	$ 94,264	$ 154,245	$ 6,773	$ 3,732
Net assets					
Accumulation units	$ 78,822	$ 94,264	$ 148,522	$ 6,773	$ 3,732
Contracts in payout (annuitization)					
period	5,659	-	5,723	-	-
Total net assets	$ 84,481	$ 94,264	$ 154,245	$ 6,773	$ 3,732
Total number of shares	4,209,326	3,648,004	5,759,719	249,179	179,520
Cost of shares	$ 80,578	$ 65,778	$ 148,011	$ 6,206	$ 3,179

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	MFS® VIT Strategic Income	MFS® VIT Total Return	Oppenheimer Aggressive Growth	Oppenheimer Global Securities	Oppenheimer Main Street®
Assets					
Investments in mutual funds					
at fair value	$ 2,503	$ 142,497	$ 32,874	$ 43,720	$ 68,396
Total assets	2,503	142,497	32,874	43,720	68,396
Net assets	$ 2,503	$ 142,497	$ 32,874	$ 43,720	$ 68,396
Net assets					
Accumulation units	$ 2,503	$ 142,497	$ 30,981	$ 43,720	$ 60,919
Contracts in payout (annuitization)					
period	-	-	1,893	-	7,477
Total net assets	$ 2,503	$ 142,497	$ 32,874	$ 43,720	$ 68,396
Total number of shares	222,477	6,649,417	747,640	1,481,540	3,281,957
Cost of shares	$ 2,356	$ 127,339	$ 27,019	$ 34,455	$ 60,795

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Oppenheimer Strategic Bond	PIMCO VIT Real Return	Pioneer Equity Income VCT	Pioneer Fund VCT	Pioneer High Yield VCT
Assets					
Investments in mutual funds					
at fair value	$ 58,634	$ 522	$ 1,581	$ 52	$ 216
Total assets	58,634	522	1,581	52	216
Net assets	$ 58,634	$ 522	$ 1,581	$ 52	$ 216
Net assets					
Accumulation units	$ 56,174	$ 522	$ 1,581	$ 52	$ 216
Contracts in payout (annuitization)					
period	2,460	-	-	-	-
Total net assets	$ 58,634	$ 522	$ 1,581	$ 52	$ 216
Total number of shares	11,254,177	40,409	76,829	2,548	18,493
Cost of shares	$ 53,032	$ 525	$ 1,443	$ 50	$ 214

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Pioneer Mid Cap Value VCT		Jennison		SP William Blair International Growth		UBS U. S. Allocation		Wanger Select	
Assets										
Investments in mutual funds										
at fair value	$	3,193	$	1,329	$	6,154	$	8,911	$	249
Total assets		3,193		1,329		6,154		8,911		249
Net assets	$	3,193	$	1,329	$	6,154	$	8,911	$	249
Net assets										
Accumulation units	$	3,193	$	1,329	$	6,154	$	8,911	$	249
Contracts in payout (annuitization)										
period		-		-		-		-		-
Total net assets	$	3,193	$	1,329	$	6,154	$	8,911	$	249
Total number of shares		129,415		73,978		908,946		662,070		11,273
Cost of shares	$	2,795	$	1,170	$	5,331	$	8,042	$	238

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Wanger U.S. Smaller Companies
Assets	
Investments in mutual funds	
at fair value	$ 97
Total assets	97
Net assets	$ 97
Net assets	
Accumulation units	$ 97
Contracts in payout (annuitization)	
period	-
Total net assets	$ 97
Total number of shares	3,108
Cost of shares	$ 84

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Government Securities	AIM V.I. Growth	AIM V.I. Premier Equity
Net investment income (loss)					
Income:					
Dividends	$ -	$ 303	$ 548	$ -	$ 166
Total investment income	-	303	548	-	166
Expenses:					
Mortality and expense risk and					
other charges	205	418	177	221	487
Total expenses	205	418	177	221	487
Net investment income (loss)	(205)	(115)	371	(221)	(321)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(18)	424	(58)	(115)	(740)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(18)	424	(58)	(115)	(740)
Net unrealized appreciation					
(depreciation) of investments	946	1,983	(147)	1,403	2,521
Net increase (decrease) in net assets					
resulting from operations	$ 723	$ 2,292	$ 166	$ 1,067	$ 1,460

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Alger American Balanced	Alger American Income & Growth	Alger American Leveraged AllCap	Alliance Bernstein VPSF Growth and Income	Alliance Bernstein VPSF Premier Growth
Net investment income (loss)					
Income:					
Dividends	$ 32	$ 32	$ -	$ 366	$ -
Total investment income	32	32	-	366	-
Expenses:					
Mortality and expense risk and					
other charges	30	81	79	523	95
Total expenses	30	81	79	523	95
Net investment income (loss)	2	(49)	(79)	(157)	(95)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1	(120)	(103)	(43)	(118)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	1	(120)	(103)	(43)	(118)
Net unrealized appreciation					
(depreciation) of investments	40	477	484	4,351	714
Net increase (decrease) in net assets					
resulting from operations	$ 43	$ 308	$ 302	$ 4,151	$ 501

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Alliance Bernstein VPSF Small Cap Growth	American Century® VP Balanced	American Century® VP International	Calvert Social Balanced	Federated American Leaders
Net investment income (loss)					
Income:					
Dividends	$ -	$ 23	$ 7	$ 37	$ 685
Total investment income	-	23	7	37	685
Expenses:					
Mortality and expense risk and other charges	58	19	18	27	647
Total expenses	58	19	18	27	647
Net investment income (loss)	(58)	4	(11)	10	38
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	442	39	6	14	(902)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	442	39	6	14	(902)
Net unrealized appreciation (depreciation) of investments	77	55	152	121	4,253
Net increase (decrease) in net assets resulting from operations	$ 461	$ 98	$ 147	$ 145	$ 3,389

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Federated Capital Income	Federated Equity Income	Federated Fund for U.S. Government Securities	Federated High Income Bond	Federated International Equity
Net investment income (loss)					
Income:					
Dividends	$ 267	$ 206	$ 409	$ 1,080	$ -
Total investment income	267	206	409	1,080	-
Expenses:					
Mortality and expense risk and other charges	80	140	115	190	86
Total expenses	80	140	115	190	86
Net investment income (loss)	187	66	294	890	(86)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,281)	(211)	109	(586)	(791)
Capital gains distributions	-	-	48	-	-
Total realized gain (loss) on investments and capital gains distributions	(1,281)	(211)	157	(586)	(791)
Net unrealized appreciation (depreciation) of investments	1,520	1,125	(285)	797	1,543
Net increase (decrease) in net assets resulting from operations	$ 426	$ 980	$ 166	$ 1,101	$ 666

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Federated Mid Cap Growth Strategies	Federated Prime Money	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income	Fidelity® VIP Growth
Net investment income (loss)					
Income:					
Dividends	$ -	$ 32	$ 662	$ 3,069	$ 330
Total investment income	-	32	662	3,069	330
Expenses:					
Mortality and expense risk and other charges	153	57	2,560	2,550	1,514
Total expenses	153	57	2,560	2,550	1,514
Net investment income (loss)	(153)	(25)	(1,898)	519	(1,184)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(425)	-	1,634	713	(1,400)
Capital gains distributions	-	-	-	733	-
Total realized gain (loss) on investments and capital gains distributions	(425)	-	1,634	1,446	(1,400)
Net unrealized appreciation (depreciation) of investments	1,905	-	28,725	17,751	4,239
Net increase (decrease) in net assets resulting from operations	$ 1,327	$ (25)	$ 28,461	$ 19,716	$ 1,655

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Fidelity® VIP High Income	Fidelity® VIP *Asset Manager*℠	Fidelity® VIP Investment Grade Bond	Fidelity® VIP Index 500	Fidelity® VIP Overseas
Net investment income (loss)					
Income:					
Dividends	$ 4,591	$ 321	$ 92	$ 966	$ 174
Total investment income	4,591	321	92	966	174
Expenses:					
Mortality and expense risk and					
other charges	653	163	30	980	174
Total expenses	653	163	30	980	174
Net investment income (loss)	3,938	158	62	(14)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3,046	66	15	52	620
Capital gains distributions	-	-	66	-	-
Total realized gain (loss) on investments					
and capital gains distributions	3,046	66	81	52	620
Net unrealized appreciation					
(depreciation) of investments	(3,248)	221	(81)	5,896	885
Net increase (decrease) in net assets					
resulting from operations	$ 3,736	$ 445	$ 62	$ 5,934	$ 1,505

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Franklin Small Cap Value Securities	ING GET Fund - Series D	ING GET Fund - Series E	ING GET Fund - Series G	ING GET Fund - Series H
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 3,232	$ 15,508	$ 10,204	$ 4,356
Total investment income	1	3,232	15,508	10,204	4,356
Expenses:					
Mortality and expense risk and other charges	14	104	2,542	2,018	1,587
Total expenses	14	104	2,542	2,018	1,587
Net investment income (loss)	(13)	3,128	12,966	8,186	2,769
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	247	(8,794)	(19,910)	(11,127)	(389)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	247	(8,794)	(19,910)	(11,127)	(389)
Net unrealized appreciation (depreciation) of investments	194	5,596	4,843	2,313	(2,504)
Net increase (decrease) in net assets resulting from operations	$ 428	$ (70)	$ (2,101)	$ (628)	$ (124)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING GET Fund - Series I	ING GET Fund - Series J	ING GET Fund - Series K	ING GET Fund - Series L	ING GET Fund - Series M
Net investment income (loss)					
Income:					
Dividends	$ 2,785	$ 2,341	$ 2,268	$ 2,369	$ 3,723
Total investment income	2,785	2,341	2,268	2,369	3,723
Expenses:					
Mortality and expense risk and					
other charges	1,145	903	1,219	1,143	1,685
Total expenses	1,145	903	1,219	1,143	1,685
Net investment income (loss)	1,640	1,438	1,049	1,226	2,038
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(160)	(104)	18	277	406
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(160)	(104)	18	277	406
Net unrealized appreciation					
(depreciation) of investments	(1,883)	(1,698)	(1,900)	(2,269)	(3,412)
Net increase (decrease) in net assets					
resulting from operations	$ (403)	$ (364)	$ (833)	$ (766)	$ (968)

The accompanying notes are an integral part of these financial statements.

37

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING GET Fund - Series N	ING GET Fund - Series P	ING GET Fund - Series Q	ING GET Fund - Series R	ING GET Fund - Series S
Net investment income (loss)					
Income:					
Dividends	$ 2,398	$ 1,925	$ 1,466	$ 1,150	$ 1,067
Total investment income	2,398	1,925	1,466	1,150	1,067
Expenses:					
Mortality and expense risk and					
other charges	1,378	1,053	813	699	777
Total expenses	1,378	1,053	813	699	777
Net investment income (loss)	1,020	872	653	451	290
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(57)	261	361	323	457
Capital gains distributions	-	-	-	-	615
Total realized gain (loss) on investments					
and capital gains distributions	(57)	261	361	323	1,072
Net unrealized appreciation					
(depreciation) of investments	(1,190)	(1,415)	(1,058)	(525)	(1,093)
Net increase (decrease) in net assets					
resulting from operations	$ (227)	$ (282)	$ (44)	$ 249	$ 269

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING GET Fund - Series T	ING GET Fund - Series U	ING GET Fund - Series V	ING American Funds Growth	ING American Funds Growth-Income
Net investment income (loss)					
Income:					
Dividends	$ 844	$ 547	$ 649	$ -	$ 2
Total investment income	844	547	649	-	2
Expenses:					
Mortality and expense risk and other charges	600	561	1,256	1	2
Total expenses	600	561	1,256	1	2
Net investment income (loss)	244	(14)	(607)	(1)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	250	213	(96)	-	-
Capital gains distributions	498	1,191	-	-	-
Total realized gain (loss) on investments and capital gains distributions	748	1,404	(96)	-	-
Net unrealized appreciation (depreciation) of investments	(824)	(1,012)	971	48	27
Net increase (decrease) in net assets resulting from operations	$ 168	$ 378	$ 268	$ 47	$ 27

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING American Funds International	ING Julius Baer Foreign	ING Legg Mason Value	ING MFS Total Return	ING T. Rowe Price Equity Income
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ 2	$ 32	$ 19
Total investment income	1	-	2	32	19
Expenses:					
Mortality and expense risk and other charges	3	-	-	10	13
Total expenses	3	-	-	10	13
Net investment income (loss)	(2)	-	2	22	6
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	2	-	19	32
Capital gains distributions	-	1	-	-	11
Total realized gain (loss) on investments and capital gains distributions	-	3	-	19	43
Net unrealized appreciation (depreciation) of investments	164	14	24	81	180
Net increase (decrease) in net assets resulting from operations	$ 162	$ 17	$ 26	$ 122	$ 229

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING Aeltus Enhanced Index	ING American Century Select	ING American Century Small Cap Value	ING Baron Small Cap Growth	ING Goldman Sachs® Capital Growth
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	1	4	7	18	1
Total expenses	1	4	7	18	1
Net investment income (loss)	(1)	(4)	(7)	(18)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	4	64	263	1
Capital gains distributions	-	-	63	-	-
Total realized gain (loss) on investments and capital gains distributions	-	4	127	263	1
Net unrealized appreciation (depreciation) of investments	5	9	28	244	31
Net increase (decrease) in net assets resulting from operations	$ 4	$ 9	$ 148	$ 489	$ 31

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING JPMorgan International	ING JPMorgan Mid Cap Value	ING MFS Capital Opportunities	ING OpCap Balanced Value	ING Oppenheimer Global
Net investment income (loss)					
Income:					
Dividends	$ 449	$ 3	$ 164	$ 17	$ -
Total investment income	449	3	164	17	-
Expenses:					
Mortality and expense risk and					
other charges	465	10	462	17	-
Total expenses	465	10	462	17	-
Net investment income (loss)	(16)	(7)	(298)	-	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3,477	37	(497)	56	4
Capital gains distributions	-	64	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	3,477	101	(497)	56	4
Net unrealized appreciation					
(depreciation) of investments	3,386	158	4,806	100	-
Net increase (decrease) in net assets					
resulting from operations	$ 6,847	$ 252	$ 4,011	$ 156	$ 4

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth	ING Salomon Brothers Fundamental Value	ING Salomon Brothers Investors Value	ING T. Rowe Price Diversified Mid Cap Growth
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 3	$ -
Total investment income	-	-	-	3	-
Expenses:					
Mortality and expense risk and					
other charges	29	725	13	4	8
Total expenses	29	725	13	4	8
Net investment income (loss)	(29)	(725)	(13)	(1)	(8)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	9	(84)	80	22	61
Capital gains distributions	34	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	43	(84)	80	22	61
Net unrealized appreciation					
(depreciation) of investments	89	4,983	27	3	(11)
Net increase (decrease) in net assets					
resulting from operations	$ 103	$ 4,174	$ 94	$ 24	$ 42

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING T. Rowe Price Growth Equity	ING UBS U.S. Large Cap Equity	ING Van Kampen Comstock	ING Van Kampen Equity and Income	ING VP Strategic Allocation Balanced
Net investment income (loss)					
Income:					
Dividends	$ 113	$ 332	$ -	$ -	$ 246
Total investment income	113	332	-	-	246
Expenses:					
Mortality and expense risk and					
other charges	949	546	15	1	253
Total expenses	949	546	15	1	253
Net investment income (loss)	(836)	(214)	(15)	(1)	(7)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	541	(196)	63	2	112
Capital gains distributions	-	-	8	-	-
Total realized gain (loss) on investments					
and capital gains distributions	541	(196)	71	2	112
Net unrealized appreciation					
(depreciation) of investments	6,147	5,688	260	8	1,528
Net increase (decrease) in net assets					
resulting from operations	$ 5,852	$ 5,278	$ 316	$ 9	$ 1,633

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income	ING VP Growth and Income	ING GET U.S. Core - Series 1	ING GET U.S. Core - Series 2
Net investment income (loss)					
Income:					
Dividends	$ 158	$ 348	$ 10,145	$ 166	$ 23
Total investment income	158	348	10,145	166	23
Expenses:					
Mortality and expense risk and					
other charges	184	246	4,736	464	420
Total expenses	184	246	4,736	464	420
Net investment income (loss)	(26)	102	5,409	(298)	(397)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	98	51	(37,452)	173	138
Capital gains distributions	-	-	-	26	-
Total realized gain (loss) on investments					
and capital gains distributions	98	51	(37,452)	199	138
Net unrealized appreciation					
(depreciation) of investments	1,429	1,020	60,752	465	642
Net increase (decrease) in net assets					
resulting from operations	$ 1,501	$ 1,173	$ 28,709	$ 366	$ 383

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING GET U.S. Core - Series 3	ING GET U.S. Core - Series 4	ING GET U.S. Core - Series 5	ING GET U.S. Core - Series 6	ING GET U.S. Core - Series 7
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ -	$ -	$ -
Total investment income	1	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	907	91	33	360	35
Total expenses	907	91	33	360	35
Net investment income (loss)	(906)	(91)	(33)	(360)	(35)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(108)	12	36	39	3
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(108)	12	36	39	3
Net unrealized appreciation (depreciation) of investments	694	398	229	1,035	45
Net increase (decrease) in net assets resulting from operations	$ (320)	$ 319	$ 232	$ 714	$ 13

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP Global Science and Technology	ING VP Growth	ING VP Index Plus LargeCap	ING VP Index Plus MidCap	ING VP Index Plus SmallCap
Net investment income (loss)					
Income:					
Dividends	$ -	$ 37	$ 1,857	$ 66	$ 11
Total investment income	-	37	1,857	66	11
Expenses:					
Mortality and expense risk and					
other charges	134	337	2,240	136	61
Total expenses	134	337	2,240	136	61
Net investment income (loss)	(134)	(300)	(383)	(70)	(50)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,339	(336)	380	515	599
Capital gains distributions	-	-	-	-	38
Total realized gain (loss) on investments					
and capital gains distributions	1,339	(336)	380	515	637
Net unrealized appreciation					
(depreciation) of investments	(1,927)	2,144	15,721	1,945	912
Net increase (decrease) in net assets					
resulting from operations	$ (722)	$ 1,508	$ 15,718	$ 2,390	$ 1,499

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP International Equity	ING VP Small Company	ING VP Value Opportunity	ING VP Growth Opportunities - Class I	ING VP Growth Opportunities - Class S
Net investment income (loss)					
Income:					
Dividends	$ 128	$ 228	$ 143	$ -	$ -
Total investment income	128	228	143	-	-
Expenses:					
Mortality and expense risk and					
other charges	133	984	205	-	3
Total expenses	133	984	205	-	3
Net investment income (loss)	(5)	(756)	(62)	-	(3)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	514	3,278	(370)	7	117
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	514	3,278	(370)	7	117
Net unrealized appreciation					
(depreciation) of investments	1,167	7,164	1,835	(4)	(79)
Net increase (decrease) in net assets					
resulting from operations	$ 1,676	$ 9,686	$ 1,403	$ 3	$ 35

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP International Value	ING VP MagnaCap - Class I	ING VP MagnaCap - Class S	ING VP MidCap Opportunities - Class I	ING VP MidCap Opportunities - Class S
Net investment income (loss)					
Income:					
Dividends	$ 27	$ 2	$ 19	$ -	$ -
Total investment income	27	2	19	-	-
Expenses:					
Mortality and expense risk and other charges	18	1	16	5	119
Total expenses	18	1	16	5	119
Net investment income (loss)	9	1	3	(5)	(119)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	96	-	13	150	348
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	96	-	13	150	348
Net unrealized appreciation (depreciation) of investments	272	7	98	(84)	564
Net increase (decrease) in net assets resulting from operations	$ 377	$ 8	$ 114	$ 61	$ 793

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP Real Estate	ING VP SmallCap Opportunities - Class I	ING VP SmallCap Opportunities - Class S	ING VP Balanced	ING VP Emerging Markets
Net investment income (loss)					
Income:					
Dividends	$ 13	$ -	$ -	$ 3,621	$ 6
Total investment income	13	-	-	3,621	6
Expenses:					
Mortality and expense risk and other charges	2	3	62	2,155	11
Total expenses	2	3	62	2,155	11
Net investment income (loss)	11	(3)	(62)	1,466	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	22	411	(3,158)	29
Capital gains distributions	13	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	13	22	411	(3,158)	29
Net unrealized appreciation (depreciation) of investments	98	50	33	15,759	109
Net increase (decrease) in net assets resulting from operations	$ 122	$ 69	$ 382	$ 14,067	$ 133

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP Financial	ING VP Intermediate Bond	ING VP Money Market	ING VP Natural Resources	Janus Aspen Balanced
Net investment income (loss)					
Income:					
Dividends	$ -	$ 11,204	$ 2,075	$ 17	$ 3,577
Total investment income	-	11,204	2,075	17	3,577
Expenses:					
Mortality and expense risk and					
other charges	-	1,673	2,185	20	2,080
Total expenses	-	1,673	2,185	20	2,080
Net investment income (loss)	-	9,531	(110)	(3)	1,497
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3)	1,747	(354)	53	764
Capital gains distributions	-	5,664	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(3)	7,411	(354)	53	764
Net unrealized appreciation					
(depreciation) of investments	-	(12,159)	154	122	8,691
Net increase (decrease) in net assets					
resulting from operations	$ (3)	$ 4,783	$ (310)	$ 172	$ 10,952

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Janus Aspen Flexible Income	Janus Aspen Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Lord Abbett Growth and Income
Net investment income (loss)					
Income:					
Dividends	$ 980	$ 124	$ -	$ 1,617	$ 53
Total investment income	980	124	-	1,617	53
Expenses:					
Mortality and expense risk and					
other charges	234	1,137	1,031	2,094	47
Total expenses	234	1,137	1,031	2,094	47
Net investment income (loss)	746	(1,013)	(1,031)	(477)	6
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	415	(821)	2,091	(4,417)	276
Capital gains distributions	143	-	-	-	54
Total realized gain (loss) on investments					
and capital gains distributions	558	(821)	2,091	(4,417)	330
Net unrealized appreciation					
(depreciation) of investments	(857)	3,988	14,067	9,492	222
Net increase (decrease) in net assets					
resulting from operations	$ 447	$ 2,154	$ 15,127	$ 4,598	$ 558

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Lord Abbett Mid-Cap Value	MFS® VIT Strategic Income	MFS® VIT Total Return	Oppenheimer Aggressive Growth	Oppenheimer Global Securities
Net investment income (loss)					
Income:					
Dividends	$ 10	$ 127	$ 1,923	$ -	$ 428
Total investment income	10	127	1,923	-	428
Expenses:					
Mortality and expense risk and other charges	18	34	1,561	391	430
Total expenses	18	34	1,561	391	430
Net investment income (loss)	(8)	93	362	(391)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	135	63	258	134	771
Capital gains distributions	50	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	185	63	258	134	771
Net unrealized appreciation (depreciation) of investments	356	(10)	11,330	5,377	5,617
Net increase (decrease) in net assets resulting from operations	$ 533	$ 146	$ 11,950	$ 5,120	$ 6,386

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Oppenheimer Main Street®	Oppenheimer Strategic Bond	PIMCO VIT Real Return	Pioneer Equity Income VCT	Pioneer Fund VCT
Net investment income (loss)					
Income:					
Dividends	$ 565	$ 2,331	$ 1	$ 19	$ -
Total investment income	565	2,331	1	19	-
Expenses:					
Mortality and expense risk and other charges	884	602	1	6	-
Total expenses	884	602	1	6	-
Net investment income (loss)	(319)	1,729	-	13	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	79	826	-	25	-
Capital gains distributions	-	-	10	-	-
Total realized gain (loss) on investments and capital gains distributions	79	826	10	25	-
Net unrealized appreciation (depreciation) of investments	5,227	895	(3)	95	2
Net increase (decrease) in net assets resulting from operations	$ 4,987	$ 3,450	$ 7	$ 133	$ 2

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Pioneer High Yield VCT	Pioneer Mid Cap Value VCT	Jennison	SP William Blair International Growth	UBS U. S. Allocation
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 6	$ 1	$ -	$ 79
Total investment income	1	6	1	-	79
Expenses:					
Mortality and expense risk and other charges	-	16	13	54	133
Total expenses	-	16	13	54	133
Net investment income (loss)	1	(10)	(12)	(54)	(54)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	67	70	211	73
Capital gains distributions	-	15	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	82	70	211	73
Net unrealized appreciation (depreciation) of investments	2	342	32	540	787
Net increase (decrease) in net assets resulting from operations	$ 3	$ 414	$ 90	$ 697	$ 806

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Wanger Select	Wanger U.S. Smaller Companies
Net investment income (loss)		
Income:		
Dividends	$ -	$ -
Total investment income	-	-
Expenses:		
Mortality and expense risk and		
other charges	-	-
Total expenses	-	-
Net investment income (loss)	-	-
Realized and unrealized gain (loss)		
on investments		
Net realized gain (loss) on investments	-	-
Capital gains distributions	-	-
Total realized gain (loss) on investments		
and capital gains distributions	-	-
Net unrealized appreciation		
(depreciation) of investments	11	13
Net increase (decrease) in net assets		
resulting from operations	$ 11	$ 13

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Government Securities	AIM V.I. Growth
Net assets at January 1, 2003	$ 14,832	$ 29,940	$ 25,997	$ 14,946
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(198)	(72)	83	(197)
Net realized gain (loss) on investments				
and capital gains distributions	(625)	(546)	609	(678)
Net unrealized appreciation (depreciation) of investments	4,685	7,126	(826)	4,981
Net increase (decrease) in net assets from operations	3,862	6,508	(134)	4,106
Changes from principal transactions:				
Total unit transactions	(1,194)	(1,540)	(10,837)	(985)
Increase (decrease) in assets derived from principal				
transactions	(1,194)	(1,540)	(10,837)	(985)
Total increase (decrease)	2,668	4,968	(10,971)	3,121
Net assets at December 31, 2003	17,500	34,908	15,026	18,067
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(205)	(115)	371	(221)
Net realized gain (loss) on investments				
and capital gains distributions	(18)	424	(58)	(115)
Net unrealized appreciation (depreciation) of investments	946	1,983	(147)	1,403
Net increase (decrease) in net assets from operations	723	2,292	166	1,067
Changes from principal transactions:				
Total unit transactions	(3,051)	(5,370)	(636)	(2,175)
Increase (decrease) in assets derived from principal				
transactions	(3,051)	(5,370)	(636)	(2,175)
Total increase (decrease)	(2,328)	(3,078)	(470)	(1,108)
Net assets at December 31, 2004	$ 15,172	$ 31,830	$ 14,556	$ 16,959

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	AIM V.I. Premier Equity	Alger American Balanced	Alger American Income & Growth	Alger American Leveraged AllCap
Net assets at January 1, 2003	$ 41,327	$ 2,576	$ 6,167	$ 5,724
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(395)	19	(68)	(86)
Net realized gain (loss) on investments				
and capital gains distributions	(2,160)	(34)	(339)	(265)
Net unrealized appreciation (depreciation) of investments	11,202	413	1,960	2,058
Net increase (decrease) in net assets from operations	8,647	398	1,553	1,707
Changes from principal transactions:				
Total unit transactions	(7,144)	(607)	(1,250)	(988)
Increase (decrease) in assets derived from principal				
transactions	(7,144)	(607)	(1,250)	(988)
Total increase (decrease)	1,503	(209)	303	719
Net assets at December 31, 2003	42,830	2,367	6,470	6,443
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(321)	2	(49)	(79)
Net realized gain (loss) on investments				
and capital gains distributions	(740)	1	(120)	(103)
Net unrealized appreciation (depreciation) of investments	2,521	40	477	484
Net increase (decrease) in net assets from operations	1,460	43	308	302
Changes from principal transactions:				
Total unit transactions	(7,939)	(484)	(1,528)	(1,641)
Increase (decrease) in assets derived from principal				
transactions	(7,939)	(484)	(1,528)	(1,641)
Total increase (decrease)	(6,479)	(441)	(1,220)	(1,339)
Net assets at December 31, 2004	$ 36,351	$ 1,926	$ 5,250	$ 5,104

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Alliance Bernstein VPSF Growth and Income	Alliance Bernstein VPSF Premier Growth	Alliance Bernstein VPSF Small Cap Growth	American Century® VP Balanced
Net assets at January 1, 2003	$ 22,169	$ 5,838	$ 684	$ 1,483
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(75)	(86)	(23)	19
Net realized gain (loss) on investments				
and capital gains distributions	(917)	(358)	(125)	(7)
Net unrealized appreciation (depreciation) of investments	8,091	1,693	864	227
Net increase (decrease) in net assets from operations	7,099	1,249	716	239
Changes from principal transactions:				
Total unit transactions	5,703	227	2,518	(302)
Increase (decrease) in assets derived from principal				
transactions	5,703	227	2,518	(302)
Total increase (decrease)	12,802	1,476	3,234	(63)
Net assets at December 31, 2003	34,971	7,314	3,918	1,420
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(157)	(95)	(58)	4
Net realized gain (loss) on investments				
and capital gains distributions	(43)	(118)	442	39
Net unrealized appreciation (depreciation) of investments	4,351	714	77	55
Net increase (decrease) in net assets from operations	4,151	501	461	98
Changes from principal transactions:				
Total unit transactions	8,974	(273)	762	(422)
Increase (decrease) in assets derived from principal				
transactions	8,974	(273)	762	(422)
Total increase (decrease)	13,125	228	1,223	(324)
Net assets at December 31, 2004	$ 48,096	$ 7,542	$ 5,141	$ 1,096

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	American Century® VP International	Calvert Social Balanced	Federated American Leaders	Federated Capital Income
Net assets at January 1, 2003	$ 1,539	$ 1,775	$ 50,539	$ 7,021
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	16	94	350
Net realized gain (loss) on investments				
and capital gains distributions	(99)	(37)	(2,953)	(1,548)
Net unrealized appreciation (depreciation) of investments	372	343	13,953	2,295
Net increase (decrease) in net assets from operations	265	322	11,094	1,097
Changes from principal transactions:				
Total unit transactions	(458)	131	(9,916)	(1,658)
Increase (decrease) in assets derived from principal				
transactions	(458)	131	(9,916)	(1,658)
Total increase (decrease)	(193)	453	1,178	(561)
Net assets at December 31, 2003	1,346	2,228	51,717	6,460
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	10	38	187
Net realized gain (loss) on investments				
and capital gains distributions	6	14	(902)	(1,281)
Net unrealized appreciation (depreciation) of investments	152	121	4,253	1,520
Net increase (decrease) in net assets from operations	147	145	3,389	426
Changes from principal transactions:				
Total unit transactions	(297)	(144)	(12,914)	(1,716)
Increase (decrease) in assets derived from principal				
transactions	(297)	(144)	(12,914)	(1,716)
Total increase (decrease)	(150)	1	(9,525)	(1,290)
Net assets at December 31, 2004	$ 1,196	$ 2,229	$ 42,192	$ 5,170

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Federated Equity Income	Federated Fund for U.S. Government Securities	Federated High Income Bond	Federated International Equity
Net assets at January 1, 2003	$ 10,264	$ 12,674	$ 16,683	$ 6,024
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	58	275	1,017	(83)
Net realized gain (loss) on investments				
and capital gains distributions	(540)	427	(971)	(781)
Net unrealized appreciation (depreciation) of investments	2,785	(608)	3,008	2,426
Net increase (decrease) in net assets from operations	2,303	94	3,054	1,562
Changes from principal transactions:				
Total unit transactions	(1,562)	(2,935)	(3,963)	(1,021)
Increase (decrease) in assets derived from principal				
transactions	(1,562)	(2,935)	(3,963)	(1,021)
Total increase (decrease)	741	(2,841)	(909)	541
Net assets at December 31, 2003	11,005	9,833	15,774	6,565
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	66	294	890	(86)
Net realized gain (loss) on investments				
and capital gains distributions	(211)	157	(586)	(791)
Net unrealized appreciation (depreciation) of investments	1,125	(285)	797	1,543
Net increase (decrease) in net assets from operations	980	166	1,101	666
Changes from principal transactions:				
Total unit transactions	(2,892)	(3,555)	(5,030)	(1,366)
Increase (decrease) in assets derived from principal				
transactions	(2,892)	(3,555)	(5,030)	(1,366)
Total increase (decrease)	(1,912)	(3,389)	(3,929)	(700)
Net assets at December 31, 2004	$ 9,093	$ 6,444	$ 11,845	$ 5,865

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Federated Mid Cap Growth Strategies	Federated Prime Money	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income
Net assets at January 1, 2003	$ 10,415	$ 7,387	$ 145,571	$ 146,420
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(148)	(44)	(1,258)	753
Net realized gain (loss) on investments				
and capital gains distributions	(421)	-	(2,724)	(6,755)
Net unrealized appreciation (depreciation) of investments	3,953	-	42,317	47,447
Net increase (decrease) in net assets from operations	3,384	(44)	38,335	41,445
Changes from principal transactions:				
Total unit transactions	(1,986)	(2,413)	4,149	4,284
Increase (decrease) in assets derived from principal				
transactions	(1,986)	(2,413)	4,149	4,284
Total increase (decrease)	1,398	(2,457)	42,484	45,729
Net assets at December 31, 2003	11,813	4,930	188,055	192,149
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(153)	(25)	(1,898)	519
Net realized gain (loss) on investments				
and capital gains distributions	(425)	-	1,634	1,446
Net unrealized appreciation (depreciation) of investments	1,905	-	28,725	17,751
Net increase (decrease) in net assets from operations	1,327	(25)	28,461	19,716
Changes from principal transactions:				
Total unit transactions	(2,667)	(1,579)	26,883	6,594
Increase (decrease) in assets derived from principal				
transactions	(2,667)	(1,579)	26,883	6,594
Total increase (decrease)	(1,340)	(1,604)	55,344	26,310
Net assets at December 31, 2004	$ 10,473	$ 3,326	$ 243,399	$ 218,459

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP *Asset Manager*SM	Fidelity® VIP Investment Grade Bond
Net assets at January 1, 2003	$ 98,180	$ 36,456	$ 11,086	$ 2,890
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,061)	2,326	250	76
Net realized gain (loss) on investments				
and capital gains distributions	(3,844)	1,393	(99)	89
Net unrealized appreciation (depreciation) of investments	34,021	6,885	1,563	(69)
Net increase (decrease) in net assets from operations	29,116	10,604	1,714	96
Changes from principal transactions:				
Total unit transactions	(1,432)	9,910	(766)	(742)
Increase (decrease) in assets derived from principal				
transactions	(1,432)	9,910	(766)	(742)
Total increase (decrease)	27,684	20,514	948	(646)
Net assets at December 31, 2003	125,864	56,970	12,034	2,244
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,184)	3,938	158	62
Net realized gain (loss) on investments				
and capital gains distributions	(1,400)	3,046	66	81
Net unrealized appreciation (depreciation) of investments	4,239	(3,248)	221	(81)
Net increase (decrease) in net assets from operations	1,655	3,736	445	62
Changes from principal transactions:				
Total unit transactions	(17,721)	(12,742)	(892)	(348)
Increase (decrease) in assets derived from principal				
transactions	(17,721)	(12,742)	(892)	(348)
Total increase (decrease)	(16,066)	(9,006)	(447)	(286)
Net assets at December 31, 2004	$ 109,798	$ 47,964	$ 11,587	$ 1,958

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Fidelity® VIP Index 500	Fidelity® VIP Overseas	Franklin Small Cap Value Securities	ING GET Fund - Series D
Net assets at January 1, 2003	$ 64,190	$ 6,617	$ 365	$ 103,698
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	79	(39)	(3)	2,488
Net realized gain (loss) on investments				
and capital gains distributions	(2,618)	1,142	18	(1,414)
Net unrealized appreciation (depreciation) of investments	18,365	2,299	125	(988)
Net increase (decrease) in net assets from operations	15,826	3,402	140	86
Changes from principal transactions:				
Total unit transactions	(5,750)	3,885	157	(17,353)
Increase (decrease) in assets derived from principal				
transactions	(5,750)	3,885	157	(17,353)
Total increase (decrease)	10,076	7,287	297	(17,267)
Net assets at December 31, 2003	74,266	13,904	662	86,431
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	-	(13)	3,128
Net realized gain (loss) on investments				
and capital gains distributions	52	620	247	(8,794)
Net unrealized appreciation (depreciation) of investments	5,896	885	194	5,596
Net increase (decrease) in net assets from operations	5,934	1,505	428	(70)
Changes from principal transactions:				
Total unit transactions	(9,902)	260	3,294	(86,361)
Increase (decrease) in assets derived from principal				
transactions	(9,902)	260	3,294	(86,361)
Total increase (decrease)	(3,968)	1,765	3,722	(86,431)
Net assets at December 31, 2004	$ 70,298	$ 15,669	$ 4,384	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING GET Fund - Series E	ING GET Fund - Series G	ING GET Fund - Series H	ING GET Fund - Series I
Net assets at January 1, 2003	$ 276,397	$ 163,877	$ 121,603	$ 84,079
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6,394	3,488	2,709	1,369
Net realized gain (loss) on investments				
and capital gains distributions	(903)	(335)	(63)	100
Net unrealized appreciation (depreciation) of investments	(2,753)	(2,355)	(1,049)	(373)
Net increase (decrease) in net assets from operations	2,738	798	1,597	1,096
Changes from principal transactions:				
Total unit transactions	(40,249)	(26,394)	(18,191)	(10,425)
Increase (decrease) in assets derived from principal				
transactions	(40,249)	(26,394)	(18,191)	(10,425)
Total increase (decrease)	(37,511)	(25,596)	(16,594)	(9,329)
Net assets at December 31, 2003	238,886	138,281	105,009	74,750
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12,966	8,186	2,769	1,640
Net realized gain (loss) on investments				
and capital gains distributions	(19,910)	(11,127)	(389)	(160)
Net unrealized appreciation (depreciation) of investments	4,843	2,313	(2,504)	(1,883)
Net increase (decrease) in net assets from operations	(2,101)	(628)	(124)	(403)
Changes from principal transactions:				
Total unit transactions	(236,785)	(137,653)	(19,363)	(13,672)
Increase (decrease) in assets derived from principal				
transactions	(236,785)	(137,653)	(19,363)	(13,672)
Total increase (decrease)	(238,886)	(138,281)	(19,487)	(14,075)
Net assets at December 31, 2004	$ -	$ -	$ 85,522	$ 60,675

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING GET Fund - Series J	ING GET Fund - Series K	ING GET Fund - Series L	ING GET Fund - Series M
Net assets at January 1, 2003	$ 71,844	$ 81,260	$ 75,255	$ 115,381
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,253	947	1,076	1,606
Net realized gain (loss) on investments				
and capital gains distributions	148	303	343	1,021
Net unrealized appreciation (depreciation) of investments	(799)	(922)	(356)	(674)
Net increase (decrease) in net assets from operations	602	328	1,063	1,953
Changes from principal transactions:				
Total unit transactions	(12,356)	(11,083)	(9,450)	(22,616)
Increase (decrease) in assets derived from principal				
transactions	(12,356)	(11,083)	(9,450)	(22,616)
Total increase (decrease)	(11,754)	(10,755)	(8,387)	(20,663)
Net assets at December 31, 2003	60,090	70,505	66,868	94,718
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,438	1,049	1,226	2,038
Net realized gain (loss) on investments				
and capital gains distributions	(104)	18	277	406
Net unrealized appreciation (depreciation) of investments	(1,698)	(1,900)	(2,269)	(3,412)
Net increase (decrease) in net assets from operations	(364)	(833)	(766)	(968)
Changes from principal transactions:				
Total unit transactions	(12,593)	(14,251)	(14,193)	(16,935)
Increase (decrease) in assets derived from principal				
transactions	(12,593)	(14,251)	(14,193)	(16,935)
Total increase (decrease)	(12,957)	(15,084)	(14,959)	(17,903)
Net assets at December 31, 2004	$ 47,133	$ 55,421	$ 51,909	$ 76,815

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING GET Fund - Series N	ING GET Fund - Series P	ING GET Fund - Series Q	ING GET Fund - Series R
Net assets at January 1, 2003	$ 90,143	$ 76,334	$ 54,826	$ 43,556
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	537	346	(991)	(791)
Net realized gain (loss) on investments and capital gains distributions	65	663	462	290
Net unrealized appreciation (depreciation) of investments	1,328	303	2,082	2,111
Net increase (decrease) in net assets from operations	1,930	1,312	1,553	1,610
Changes from principal transactions:				
Total unit transactions	(15,288)	(19,643)	(12,043)	(6,991)
Increase (decrease) in assets derived from principal transactions	(15,288)	(19,643)	(12,043)	(6,991)
Total increase (decrease)	(13,358)	(18,331)	(10,490)	(5,381)
Net assets at December 31, 2003	76,785	58,003	44,336	38,175
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,020	872	653	451
Net realized gain (loss) on investments and capital gains distributions	(57)	261	361	323
Net unrealized appreciation (depreciation) of investments	(1,190)	(1,415)	(1,058)	(525)
Net increase (decrease) in net assets from operations	(227)	(282)	(44)	249
Changes from principal transactions:				
Total unit transactions	(13,248)	(9,832)	(6,420)	(5,072)
Increase (decrease) in assets derived from principal transactions	(13,248)	(9,832)	(6,420)	(5,072)
Total increase (decrease)	(13,475)	(10,114)	(6,464)	(4,823)
Net assets at December 31, 2004	$ 63,310	$ 47,889	$ 37,872	$ 33,352

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING GET Fund - Series S	ING GET Fund - Series T	ING GET Fund - Series U	ING GET Fund - Series V
Net assets at January 1, 2003	$ 53,553	$ 39,378	$ 503	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(909)	(654)	(568)	(915)
Net realized gain (loss) on investments				
and capital gains distributions	493	412	768	(307)
Net unrealized appreciation (depreciation) of investments	2,330	1,635	2,053	(1,086)
Net increase (decrease) in net assets from operations	1,914	1,393	2,253	(2,308)
Changes from principal transactions:				
Total unit transactions	(11,327)	(8,751)	27,322	76,985
Increase (decrease) in assets derived from principal				
transactions	(11,327)	(8,751)	27,322	76,985
Total increase (decrease)	(9,413)	(7,358)	29,575	74,677
Net assets at December 31, 2003	44,140	32,020	30,078	74,677
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	290	244	(14)	(607)
Net realized gain (loss) on investments				
and capital gains distributions	1,072	748	1,404	(96)
Net unrealized appreciation (depreciation) of investments	(1,093)	(824)	(1,012)	971
Net increase (decrease) in net assets from operations	269	168	378	268
Changes from principal transactions:				
Total unit transactions	(7,975)	(3,927)	(3,183)	(19,464)
Increase (decrease) in assets derived from principal				
transactions	(7,975)	(3,927)	(3,183)	(19,464)
Total increase (decrease)	(7,706)	(3,759)	(2,805)	(19,196)
Net assets at December 31, 2004	$ 36,434	$ 28,261	$ 27,273	$ 55,481

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING American Funds Growth	ING American Funds Growth-Income	ING American Funds International	ING Julius Baer Foreign
Net assets at January 1, 2003	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Total unit transactions	-	-	-	-
Increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease)	-	-	-	-
Net assets at December 31, 2003	-	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	(2)	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	3
Net unrealized appreciation (depreciation) of investments	48	27	164	14
Net increase (decrease) in net assets from operations	47	27	162	17
Changes from principal transactions:				
Total unit transactions	1,727	2,320	8,912	225
Increase (decrease) in assets derived from principal transactions	1,727	2,320	8,912	225
Total increase (decrease)	1,774	2,347	9,074	242
Net assets at December 31, 2004	$ 1,774	$ 2,347	$ 9,074	$ 242

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING Legg Mason Value	ING MFS Total Return	ING T. Rowe Price Equity Income	ING Aeltus Enhanced Index
Net assets at January 1, 2003	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	2	-	-
Net realized gain (loss) on investments				
and capital gains distributions	-	2	7	1
Net unrealized appreciation (depreciation) of investments	-	12	79	-
Net increase (decrease) in net assets from operations	-	16	86	1
Changes from principal transactions:				
Total unit transactions	-	385	618	5
Increase (decrease) in assets derived from principal				
transactions	-	385	618	5
Total increase (decrease)	-	401	704	6
Net assets at December 31, 2003	-	401	704	6
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	22	6	(1)
Net realized gain (loss) on investments				
and capital gains distributions	-	19	43	-
Net unrealized appreciation (depreciation) of investments	24	81	180	5
Net increase (decrease) in net assets from operations	26	122	229	4
Changes from principal transactions:				
Total unit transactions	856	1,399	1,402	69
Increase (decrease) in assets derived from principal				
transactions	856	1,399	1,402	69
Total increase (decrease)	882	1,521	1,631	73
Net assets at December 31, 2004	$ 882	$ 1,922	$ 2,335	$ 79

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING American Century Select	ING American Century Small Cap Value	ING Baron Small Cap Growth	ING Goldman Sachs® Capital Growth
Net assets at January 1, 2003	$ 9	$ 173	$ 193	$ 18
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(2)	(6)	-
Net realized gain (loss) on investments				
and capital gains distributions	9	54	37	-
Net unrealized appreciation (depreciation) of investments	34	74	159	4
Net increase (decrease) in net assets from operations	42	126	190	4
Changes from principal transactions:				
Total unit transactions	329	262	998	3
Increase (decrease) in assets derived from principal				
transactions	329	262	998	3
Total increase (decrease)	371	388	1,188	7
Net assets at December 31, 2003	380	561	1,381	25
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(7)	(18)	(1)
Net realized gain (loss) on investments				
and capital gains distributions	4	127	263	1
Net unrealized appreciation (depreciation) of investments	9	28	244	31
Net increase (decrease) in net assets from operations	9	148	489	31
Changes from principal transactions:				
Total unit transactions	99	325	1,071	259
Increase (decrease) in assets derived from principal				
transactions	99	325	1,071	259
Total increase (decrease)	108	473	1,560	290
Net assets at December 31, 2004	$ 488	$ 1,034	$ 2,941	$ 315

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING JPMorgan International	ING JPMorgan Mid Cap Value	ING MFS Capital Opportunities	ING OpCap Balanced Value
Net assets at January 1, 2003	$ 24,044	$ 87	$ 35,741	$ 15
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(2)	(375)	7
Net realized gain (loss) on investments				
and capital gains distributions	4,418	25	(7,641)	8
Net unrealized appreciation (depreciation) of investments	3,476	79	16,575	80
Net increase (decrease) in net assets from operations	7,891	102	8,559	95
Changes from principal transactions:				
Total unit transactions	2,084	489	(5,013)	1,140
Increase (decrease) in assets derived from principal				
transactions	2,084	489	(5,013)	1,140
Total increase (decrease)	9,975	591	3,546	1,235
Net assets at December 31, 2003	34,019	678	39,287	1,250
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(16)	(7)	(298)	-
Net realized gain (loss) on investments				
and capital gains distributions	3,477	101	(497)	56
Net unrealized appreciation (depreciation) of investments	3,386	158	4,806	100
Net increase (decrease) in net assets from operations	6,847	252	4,011	156
Changes from principal transactions:				
Total unit transactions	3,164	1,285	(5,074)	720
Increase (decrease) in assets derived from principal				
transactions	3,164	1,285	(5,074)	720
Total increase (decrease)	10,011	1,537	(1,063)	876
Net assets at December 31, 2004	$ 44,030	$ 2,215	$ 38,224	$ 2,126

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING Oppenheimer Global	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth	ING Salomon Brothers Fundamental Value
Net assets at January 1, 2003	$ 1	$ 1,275	$ 47,008	$ 5
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	50	(674)	-
Net realized gain (loss) on investments				
and capital gains distributions	3	68	(3,532)	103
Net unrealized appreciation (depreciation) of investments	-	(57)	20,204	85
Net increase (decrease) in net assets from operations	3	61	15,998	188
Changes from principal transactions:				
Total unit transactions	1	1,277	(4,367)	1,022
Increase (decrease) in assets derived from principal				
transactions	1	1,277	(4,367)	1,022
Total increase (decrease)	4	1,338	11,631	1,210
Net assets at December 31, 2003	5	2,613	58,639	1,215
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(29)	(725)	(13)
Net realized gain (loss) on investments				
and capital gains distributions	4	43	(84)	80
Net unrealized appreciation (depreciation) of investments	-	89	4,983	27
Net increase (decrease) in net assets from operations	4	103	4,174	94
Changes from principal transactions:				
Total unit transactions	13	1,169	(9,558)	174
Increase (decrease) in assets derived from principal				
transactions	13	1,169	(9,558)	174
Total increase (decrease)	17	1,272	(5,384)	268
Net assets at December 31, 2004	$ 22	$ 3,885	$ 53,255	$ 1,483

The accompanying notes are an integral part of these financial statements.

73

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING Salomon Brothers Investors Value	ING T. Rowe Price Diversified Mid Cap Growth	ING T. Rowe Price Growth Equity	ING UBS U.S. Large Cap Equity
Net assets at January 1, 2003	$ 14	$ 179	$ 58,443	$ 40,669
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(4)	(747)	(289)
Net realized gain (loss) on investments				
and capital gains distributions	3	71	(2,008)	(1,984)
Net unrealized appreciation (depreciation) of investments	20	59	19,241	10,721
Net increase (decrease) in net assets from operations	23	126	16,486	8,448
Changes from principal transactions:				
Total unit transactions	142	712	(42)	(6,177)
Increase (decrease) in assets derived from principal				
transactions	142	712	(42)	(6,177)
Total increase (decrease)	165	838	16,444	2,271
Net assets at December 31, 2003	179	1,017	74,887	42,940
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(8)	(836)	(214)
Net realized gain (loss) on investments				
and capital gains distributions	22	61	541	(196)
Net unrealized appreciation (depreciation) of investments	3	(11)	6,147	5,688
Net increase (decrease) in net assets from operations	24	42	5,852	5,278
Changes from principal transactions:				
Total unit transactions	184	(447)	(6,818)	(4,540)
Increase (decrease) in assets derived from principal				
transactions	184	(447)	(6,818)	(4,540)
Total increase (decrease)	208	(405)	(966)	738
Net assets at December 31, 2004	$ 387	$ 612	$ 73,921	$ 43,678

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING Van Kampen Comstock	ING Van Kampen Equity and Income	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth
Net assets at January 1, 2003	$ 319	$ -	$ 14,344	$ 11,257
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	33	(41)
Net realized gain (loss) on investments				
and capital gains distributions	45	1	(421)	(254)
Net unrealized appreciation (depreciation) of investments	103	3	2,802	2,920
Net increase (decrease) in net assets from operations	148	4	2,414	2,625
Changes from principal transactions:				
Total unit transactions	432	49	179	926
Increase (decrease) in assets derived from principal				
transactions	432	49	179	926
Total increase (decrease)	580	53	2,593	3,551
Net assets at December 31, 2003	899	53	16,937	14,808
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(15)	(1)	(7)	(26)
Net realized gain (loss) on investments				
and capital gains distributions	71	2	112	98
Net unrealized appreciation (depreciation) of investments	260	8	1,528	1,429
Net increase (decrease) in net assets from operations	316	9	1,633	1,501
Changes from principal transactions:				
Total unit transactions	2,511	75	2,252	(678)
Increase (decrease) in assets derived from principal				
transactions	2,511	75	2,252	(678)
Total increase (decrease)	2,827	84	3,885	823
Net assets at December 31, 2004	$ 3,726	$ 137	$ 20,822	$ 15,631

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Strategic Allocation Income	ING VP Growth and Income	ING GET U.S. Core - Series 1	ING GET U.S. Core - Series 2
Net assets at January 1, 2003	$ 20,088	$ 415,966	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	201	(4,562)	(162)	(36)
Net realized gain (loss) on investments				
and capital gains distributions	(299)	(65,679)	16	-
Net unrealized appreciation (depreciation) of investments	2,310	163,033	861	182
Net increase (decrease) in net assets from operations	2,212	92,792	715	146
Changes from principal transactions:				
Total unit transactions	(2,878)	(53,397)	25,230	24,355
Increase (decrease) in assets derived from principal				
transactions	(2,878)	(53,397)	25,230	24,355
Total increase (decrease)	(666)	39,395	25,945	24,501
Net assets at December 31, 2003	19,422	455,361	25,945	24,501
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	102	5,409	(298)	(397)
Net realized gain (loss) on investments				
and capital gains distributions	51	(37,452)	199	138
Net unrealized appreciation (depreciation) of investments	1,020	60,752	465	642
Net increase (decrease) in net assets from operations	1,173	28,709	366	383
Changes from principal transactions:				
Total unit transactions	(1,865)	(60,713)	(3,269)	(5,081)
Increase (decrease) in assets derived from principal				
transactions	(1,865)	(60,713)	(3,269)	(5,081)
Total increase (decrease)	(692)	(32,004)	(2,903)	(4,698)
Net assets at December 31, 2004	$ 18,730	$ 423,357	$ 23,042	$ 19,803

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING GET U.S. Core - Series 3	ING GET U.S. Core - Series 4	ING GET U.S. Core - Series 5	ING GET U.S. Core - Series 6
Net assets at January 1, 2003	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	(1)	-	-	-
Changes from principal transactions:				
Total unit transactions	1,966	-	-	-
Increase (decrease) in assets derived from principal transactions	1,966	-	-	-
Total increase (decrease)	1,965	-	-	-
Net assets at December 31, 2003	1,965	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(906)	(91)	(33)	(360)
Net realized gain (loss) on investments and capital gains distributions	(108)	12	36	39
Net unrealized appreciation (depreciation) of investments	694	398	229	1,035
Net increase (decrease) in net assets from operations	(320)	319	232	714
Changes from principal transactions:				
Total unit transactions	52,969	7,854	4,196	87,376
Increase (decrease) in assets derived from principal transactions	52,969	7,854	4,196	87,376
Total increase (decrease)	52,649	8,173	4,428	88,090
Net assets at December 31, 2004	$ 54,614	$ 8,173	$ 4,428	$ 88,090

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING GET U.S. Core - Series 7	ING VP Global Science and Technology	ING VP Growth	ING VP Index Plus LargeCap
Net assets at January 1, 2003	$ -	$ 6,564	$ 28,286	$ 154,417
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(105)	(341)	(240)
Net realized gain (loss) on investments				
and capital gains distributions	-	(728)	(1,434)	(6,964)
Net unrealized appreciation (depreciation) of investments	-	3,935	9,318	43,359
Net increase (decrease) in net assets from operations	-	3,102	7,543	36,155
Changes from principal transactions:				
Total unit transactions	-	3,706	(3,738)	(3,646)
Increase (decrease) in assets derived from principal				
transactions	-	3,706	(3,738)	(3,646)
Total increase (decrease)	-	6,808	3,805	32,509
Net assets at December 31, 2003	-	13,372	32,091	186,926
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(35)	(134)	(300)	(383)
Net realized gain (loss) on investments				
and capital gains distributions	3	1,339	(336)	380
Net unrealized appreciation (depreciation) of investments	45	(1,927)	2,144	15,721
Net increase (decrease) in net assets from operations	13	(722)	1,508	15,718
Changes from principal transactions:				
Total unit transactions	57,002	(2,277)	(5,518)	(20,282)
Increase (decrease) in assets derived from principal				
transactions	57,002	(2,277)	(5,518)	(20,282)
Total increase (decrease)	57,015	(2,999)	(4,010)	(4,564)
Net assets at December 31, 2004	$ 57,015	$ 10,373	$ 28,081	$ 182,362

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Index Plus MidCap	ING VP Index Plus SmallCap	ING VP International Equity	ING VP Small Company
Net assets at January 1, 2003	$ 11,779	$ 4,275	$ 5,228	$ 52,158
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(47)	(31)	(9)	(591)
Net realized gain (loss) on investments				
and capital gains distributions	(736)	(377)	842	(4,193)
Net unrealized appreciation (depreciation) of investments	4,296	1,857	966	23,973
Net increase (decrease) in net assets from operations	3,513	1,449	1,799	19,189
Changes from principal transactions:				
Total unit transactions	(260)	988	1,897	9,111
Increase (decrease) in assets derived from principal				
transactions	(260)	988	1,897	9,111
Total increase (decrease)	3,253	2,437	3,696	28,300
Net assets at December 31, 2003	15,032	6,712	8,924	80,458
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(70)	(50)	(5)	(756)
Net realized gain (loss) on investments				
and capital gains distributions	515	637	514	3,278
Net unrealized appreciation (depreciation) of investments	1,945	912	1,167	7,164
Net increase (decrease) in net assets from operations	2,390	1,499	1,676	9,686
Changes from principal transactions:				
Total unit transactions	811	752	2,740	(7,274)
Increase (decrease) in assets derived from principal				
transactions	811	752	2,740	(7,274)
Total increase (decrease)	3,201	2,251	4,416	2,412
Net assets at December 31, 2004	$ 18,233	$ 8,963	$ 13,340	$ 82,870

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Value Opportunity	ING VP Growth Opportunities - Class I	ING VP Growth Opportunities - Class S	ING VP International Value
Net assets at January 1, 2003	$ 17,001	$ 384	$ 125	$ 404
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(77)	(2)	(4)	5
Net realized gain (loss) on investments				
and capital gains distributions	(911)	(1)	4	12
Net unrealized appreciation (depreciation) of investments	4,627	23	109	247
Net increase (decrease) in net assets from operations	3,639	20	109	264
Changes from principal transactions:				
Total unit transactions	(1,995)	(355)	619	531
Increase (decrease) in assets derived from principal				
transactions	(1,995)	(355)	619	531
Total increase (decrease)	1,644	(335)	728	795
Net assets at December 31, 2003	18,645	49	853	1,199
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(62)	-	(3)	9
Net realized gain (loss) on investments				
and capital gains distributions	(370)	7	117	96
Net unrealized appreciation (depreciation) of investments	1,835	(4)	(79)	272
Net increase (decrease) in net assets from operations	1,403	3	35	377
Changes from principal transactions:				
Total unit transactions	(3,763)	(52)	(888)	1,404
Increase (decrease) in assets derived from principal				
transactions	(3,763)	(52)	(888)	1,404
Total increase (decrease)	(2,360)	(49)	(853)	1,781
Net assets at December 31, 2004	$ 16,285	$ -	$ -	$ 2,980

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP MagnaCap - Class I	ING VP MagnaCap - Class S	ING VP MidCap Opportunities - Class I	ING VP MidCap Opportunities - Class S
Net assets at January 1, 2003	$ 27	$ 490	$ 76	$ 2,583
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(2)	(7)	(52)
Net realized gain (loss) on investments				
and capital gains distributions	(4)	(52)	182	(176)
Net unrealized appreciation (depreciation) of investments	12	221	125	1,406
Net increase (decrease) in net assets from operations	8	167	300	1,178
Changes from principal transactions:				
Total unit transactions	7	271	529	3,057
Increase (decrease) in assets derived from principal				
transactions	7	271	529	3,057
Total increase (decrease)	15	438	829	4,235
Net assets at December 31, 2003	42	928	905	6,818
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	3	(5)	(119)
Net realized gain (loss) on investments				
and capital gains distributions	-	13	150	348
Net unrealized appreciation (depreciation) of investments	7	98	(84)	564
Net increase (decrease) in net assets from operations	8	114	61	793
Changes from principal transactions:				
Total unit transactions	75	593	(626)	3,173
Increase (decrease) in assets derived from principal				
transactions	75	593	(626)	3,173
Total increase (decrease)	83	707	(565)	3,966
Net assets at December 31, 2004	$ 125	$ 1,635	$ 340	$ 10,784

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Real Estate	ING VP SmallCap Opportunities - Class I	ING VP SmallCap Opportunities - Class S	ING VP Balanced
Net assets at January 1, 2003	$ -	$ 58	$ 1,772	$ 148,868
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(2)	(33)	1,276
Net realized gain (loss) on investments				
and capital gains distributions	-	39	(426)	(6,377)
Net unrealized appreciation (depreciation) of investments	-	(7)	1,223	30,184
Net increase (decrease) in net assets from operations	-	30	764	25,083
Changes from principal transactions:				
Total unit transactions	-	1,304	1,992	(1,133)
Increase (decrease) in assets derived from principal				
transactions	-	1,304	1,992	(1,133)
Total increase (decrease)	-	1,334	2,756	23,950
Net assets at December 31, 2003	-	1,392	4,528	172,818
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	(3)	(62)	1,466
Net realized gain (loss) on investments				
and capital gains distributions	13	22	411	(3,158)
Net unrealized appreciation (depreciation) of investments	98	50	33	15,759
Net increase (decrease) in net assets from operations	122	69	382	14,067
Changes from principal transactions:				
Total unit transactions	1,071	(491)	432	2,674
Increase (decrease) in assets derived from principal				
transactions	1,071	(491)	432	2,674
Total increase (decrease)	1,193	(422)	814	16,741
Net assets at December 31, 2004	$ 1,193	$ 970	$ 5,342	$ 189,559

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Emerging Markets	ING VP Financial	ING VP Intermediate Bond	ING VP Money Market
Net assets at January 1, 2003	$ 649	$ -	$ 164,563	$ 262,556
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	-	820	1,300
Net realized gain (loss) on investments				
and capital gains distributions	(21)	-	1,734	(1,414)
Net unrealized appreciation (depreciation) of investments	287	-	5,194	(660)
Net increase (decrease) in net assets from operations	256	-	7,748	(774)
Changes from principal transactions:				
Total unit transactions	(96)	-	(28,876)	(87,888)
Increase (decrease) in assets derived from principal				
transactions	(96)	-	(28,876)	(87,888)
Total increase (decrease)	160	-	(21,128)	(88,662)
Net assets at December 31, 2003	809	-	143,435	173,894
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	-	9,531	(110)
Net realized gain (loss) on investments				
and capital gains distributions	29	(3)	7,411	(354)
Net unrealized appreciation (depreciation) of investments	109	-	(12,159)	154
Net increase (decrease) in net assets from operations	133	(3)	4,783	(310)
Changes from principal transactions:				
Total unit transactions	(172)	3	(10,338)	19,197
Increase (decrease) in assets derived from principal				
transactions	(172)	3	(10,338)	19,197
Total increase (decrease)	(39)	-	(5,555)	18,887
Net assets at December 31, 2004	$ 770	$ -	$ 137,880	$ 192,781

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Natural Resources	Janus Aspen Balanced	Janus Aspen Flexible Income	Janus Aspen Growth
Net assets at January 1, 2003	$ 1,567	$ 197,825	$ 28,392	$ 98,503
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19)	1,782	840	(1,140)
Net realized gain (loss) on investments				
and capital gains distributions	(20)	(2,339)	734	(4,646)
Net unrealized appreciation (depreciation) of investments	435	23,364	(248)	32,018
Net increase (decrease) in net assets from operations	396	22,807	1,326	26,232
Changes from principal transactions:				
Total unit transactions	(231)	(34,101)	(7,560)	(19,409)
Increase (decrease) in assets derived from principal				
transactions	(231)	(34,101)	(7,560)	(19,409)
Total increase (decrease)	165	(11,294)	(6,234)	6,823
Net assets at December 31, 2003	1,732	186,531	22,158	105,326
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	1,497	746	(1,013)
Net realized gain (loss) on investments				
and capital gains distributions	53	764	558	(821)
Net unrealized appreciation (depreciation) of investments	122	8,691	(857)	3,988
Net increase (decrease) in net assets from operations	172	10,952	447	2,154
Changes from principal transactions:				
Total unit transactions	(43)	(40,693)	(6,857)	(22,999)
Increase (decrease) in assets derived from principal				
transactions	(43)	(40,693)	(6,857)	(22,999)
Total increase (decrease)	129	(29,741)	(6,410)	(20,845)
Net assets at December 31, 2004	$ 1,861	$ 156,790	$ 15,748	$ 84,481

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Lord Abbett Growth and Income	Lord Abbett Mid-Cap Value
Net assets at January 1, 2003	$ 77,233	$ 198,280	$ 422	$ 474
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(963)	(283)	6	(1)
Net realized gain (loss) on investments				
and capital gains distributions	(5,140)	(13,982)	7	-
Net unrealized appreciation (depreciation) of investments	29,450	51,811	364	222
Net increase (decrease) in net assets from operations	23,347	37,546	377	221
Changes from principal transactions:				
Total unit transactions	(11,863)	(44,903)	2,311	522
Increase (decrease) in assets derived from principal				
transactions	(11,863)	(44,903)	2,311	522
Total increase (decrease)	11,484	(7,357)	2,688	743
Net assets at December 31, 2003	88,717	190,923	3,110	1,217
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,031)	(477)	6	(8)
Net realized gain (loss) on investments				
and capital gains distributions	2,091	(4,417)	330	185
Net unrealized appreciation (depreciation) of investments	14,067	9,492	222	356
Net increase (decrease) in net assets from operations	15,127	4,598	558	533
Changes from principal transactions:				
Total unit transactions	(9,580)	(41,276)	3,105	1,982
Increase (decrease) in assets derived from principal				
transactions	(9,580)	(41,276)	3,105	1,982
Total increase (decrease)	5,547	(36,678)	3,663	2,515
Net assets at December 31, 2004	$ 94,264	$ 154,245	$ 6,773	$ 3,732

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	MFS® VIT Strategic Income	MFS® VIT Total Return	Oppenheimer Aggressive Growth	Oppenheimer Global Securities
Net assets at January 1, 2003	$ 2,720	$ 91,725	$ 23,930	$ 15,177
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	117	374	(335)	(100)
Net realized gain (loss) on investments and capital gains distributions	67	(807)	(1,055)	(902)
Net unrealized appreciation (depreciation) of investments	55	14,113	6,608	7,819
Net increase (decrease) in net assets from operations	239	13,680	5,218	6,817
Changes from principal transactions:				
Total unit transactions	(435)	5,000	(33)	7,545
Increase (decrease) in assets derived from principal transactions	(435)	5,000	(33)	7,545
Total increase (decrease)	(196)	18,680	5,185	14,362
Net assets at December 31, 2003	2,524	110,405	29,115	29,539
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	93	362	(391)	(2)
Net realized gain (loss) on investments and capital gains distributions	63	258	134	771
Net unrealized appreciation (depreciation) of investments	(10)	11,330	5,377	5,617
Net increase (decrease) in net assets from operations	146	11,950	5,120	6,386
Changes from principal transactions:				
Total unit transactions	(167)	20,142	(1,361)	7,795
Increase (decrease) in assets derived from principal transactions	(167)	20,142	(1,361)	7,795
Total increase (decrease)	(21)	32,092	3,759	14,181
Net assets at December 31, 2004	$ 2,503	$ 142,497	$ 32,874	$ 43,720

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Oppenheimer Main Street®	Oppenheimer Strategic Bond	PIMCO VIT Real Return	Pioneer Equity Income VCT
Net assets at January 1, 2003	$ 48,801	$ 32,735	$ -	$ 153
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(224)	1,817	-	3
Net realized gain (loss) on investments				
and capital gains distributions	(1,676)	661	-	(8)
Net unrealized appreciation (depreciation) of investments	14,143	3,307	-	49
Net increase (decrease) in net assets from operations	12,243	5,785	-	44
Changes from principal transactions:				
Total unit transactions	4,077	3,980	-	56
Increase (decrease) in assets derived from principal				
transactions	4,077	3,980	-	56
Total increase (decrease)	16,320	9,765	-	100
Net assets at December 31, 2003	65,121	42,500	-	253
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(319)	1,729	-	13
Net realized gain (loss) on investments				
and capital gains distributions	79	826	10	25
Net unrealized appreciation (depreciation) of investments	5,227	895	(3)	95
Net increase (decrease) in net assets from operations	4,987	3,450	7	133
Changes from principal transactions:				
Total unit transactions	(1,712)	12,684	515	1,195
Increase (decrease) in assets derived from principal				
transactions	(1,712)	12,684	515	1,195
Total increase (decrease)	3,275	16,134	522	1,328
Net assets at December 31, 2004	$ 68,396	$ 58,634	$ 522	$ 1,581

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Pioneer Fund VCT	Pioneer High Yield VCT	Pioneer Mid Cap Value VCT	Jennison
Net assets at January 1, 2003	$ 1	$ -	$ 30	$ 427
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(1)	(8)
Net realized gain (loss) on investments and capital gains distributions	-	-	22	5
Net unrealized appreciation (depreciation) of investments	-	-	56	156
Net increase (decrease) in net assets from operations	-	-	77	153
Changes from principal transactions:				
Total unit transactions	3	-	632	279
Increase (decrease) in assets derived from principal transactions	3	-	632	279
Total increase (decrease)	3	-	709	432
Net assets at December 31, 2003	4	-	739	859
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1	(10)	(12)
Net realized gain (loss) on investments and capital gains distributions	-	-	82	70
Net unrealized appreciation (depreciation) of investments	2	2	342	32
Net increase (decrease) in net assets from operations	2	3	414	90
Changes from principal transactions:				
Total unit transactions	46	213	2,040	380
Increase (decrease) in assets derived from principal transactions	46	213	2,040	380
Total increase (decrease)	48	216	2,454	470
Net assets at December 31, 2004	$ 52	$ 216	$ 3,193	$ 1,329

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	SP William Blair International Growth	UBS U. S. Allocation	Wanger Select	Wanger U.S. Small Companies
Net assets at January 1, 2003	$ 214	$ 9,725	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12)	(46)	-	-
Net realized gain (loss) on investments				
and capital gains distributions	89	(189)	-	-
Net unrealized appreciation (depreciation) of investments	289	2,649	-	-
Net increase (decrease) in net assets from operations	366	2,414	-	-
Changes from principal transactions:				
Total unit transactions	2,689	(431)	-	-
Increase (decrease) in assets derived from principal				
transactions	2,689	(431)	-	-
Total increase (decrease)	3,055	1,983	-	-
Net assets at December 31, 2003	3,269	11,708	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(54)	(54)	-	-
Net realized gain (loss) on investments				
and capital gains distributions	211	73	-	-
Net unrealized appreciation (depreciation) of investments	540	787	11	13
Net increase (decrease) in net assets from operations	697	806	11	13
Changes from principal transactions:				
Total unit transactions	2,188	(3,603)	238	84
Increase (decrease) in assets derived from principal				
transactions	2,188	(3,603)	238	84
Total increase (decrease)	2,885	(2,797)	249	97
Net assets at December 31, 2004	$ 6,154	$ 8,911	$ 249	$ 97

The accompanying notes are an integral part of these financial statements.

1.   Organization

ING Life Insurance and Annuity Company Variable Annuity Account B (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The account is sold exclusively for use with variable annuity Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2004, the Account had 126 investment divisions (the "Divisions"), 54 of which invest in independently managed mutual funds and 72 of which invest in mutual funds managed by affiliates, either ING Investments, LLC or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2004 and related Trusts are as follows:

AIM Variable Insurance Funds:
   AIM V.I. Capital Appreciation Fund - Series I Shares
   AIM V.I. Core Equity Fund - Series I Shares
   AIM V.I. Government Securities Fund - Series I Shares
   AIM V.I. Growth Fund - Series I Shares
   AIM V.I. Premier Equity Fund - Series I Shares
Alger American Funds:
   Alger American Balanced Portfolio
   Alger American Income & Growth Portfolio
   Alger American Leveraged AllCap Portfolio
AllianceBernstein Variable Products Series Fund, Inc.:
   AllianceBernstein VPSF Growth and Income - Class A
   AllianceBernstein VPSF Premier Growth - Class A
   AllianceBernstein VPSF Small Cap Growth - Class A

American Century® Investments:
   American Century® VP Balanced Fund
   American Century® VP International Fund
Calvert Social Balanced Portfolio
Federated Insurance Series:
   Federated American Leaders Fund II
   Federated Capital Income Fund II
   Federated Equity Income Fund II
   Federated Fund for U.S. Government Securities II
   Federated High Income Bond Fund II
   Federated International Equity Fund II
   Federated Mid Cap Growth Strategies Fund II
   Federated Prime Money Fund II
Fidelity® Variable Insurance Products Fund:
   Fidelity® VIP Contrafund® Portfolio - Initial Class
   Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® Variable Insurance Products Fund (continued):
Fidelity® VIP Growth Portfolio - Initial Class
Fidelity® VIP High Income Portfolio - Initial Class
Fidelity® VIP *Asset Manager*℠ Portfolio - Initial Class
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® VIP Overseas Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund - Class 2
ING GET Fund:
ING GET Fund - Series H
ING GET Fund - Series I
ING GET Fund - Series J
ING GET Fund - Series K
ING GET Fund - Series L
ING GET Fund - Series M
ING GET Fund - Series N
ING GET Fund - Series P
ING GET Fund - Series Q
ING GET Fund - Series R
ING GET Fund - Series S
ING GET Fund - Series T
ING GET Fund - Series U
ING GET Fund - Series V*
ING Investors Trust:
ING American Funds Growth Portfolio**
ING American Funds Growth-Income Portfolio**
ING American Funds International Portfolio**
ING Julius Baer Foreign Portfolio - Service Class**
ING Legg Mason Value Portfolio - Institutional Class**
ING MFS Total Return Portfolio - Service Class*
ING T. Rowe Price Equity Income Portfolio - Service Class*
ING Partners, Inc.:
ING Aeltus Enhanced Index Portfolio - Service Class
ING American Century Select Portfolio - Service Class
ING American Century Small Cap Value Portfolio - Service Class
ING Baron Small Cap Growth Portfolio - Service Class
ING Goldman Sachs® Capital Growth Portfolio - Service Class

ING Partners, Inc. (continued):
ING JPMorgan International Portfolio - Initial Class
ING JPMorgan Mid Cap Value Portfolio - Service Class
ING MFS Capital Opportunities Portfolio - Initial Class
ING OpCap Balanced Value Portfolio - Service Class
ING Oppenheimer Global Portfolio - Service Class
ING PIMCO Total Return Portfolio - Service Class
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
ING Salomon Brothers Fundamental Value Portfolio - Service Class
ING Salomon Brothers Investors Value Portfolio - Service Class
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
ING T. Rowe Price Growth Equity Portfolio - Initial Class
ING UBS U.S. Large Cap Equity Portfolio - Initial Class
ING Van Kampen Comstock Portfolio - Service Class
ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
ING VP Strategic Allocation Balanced Portfolio - Class I
ING VP Strategic Allocation Growth Portfolio - Class I
ING VP Strategic Allocation Income Portfolio - Class I
ING Variable Funds:
ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
ING GET U.S. Core Portfolio - Series 1*
ING GET U.S. Core Portfolio - Series 2*
ING GET U.S. Core Portfolio - Series 3*
ING GET U.S. Core Portfolio - Series 4**
ING GET U.S. Core Portfolio - Series 5**
ING GET U.S. Core Portfolio - Series 6**
ING GET U.S. Core Portfolio - Series 7**
ING Variable Portfolios, Inc.:
ING VP Global Science and Technology Portfolio - Class I
ING VP Growth Portfolio - Class I
ING VP Index Plus LargeCap Portfolio - Class I
ING VP Index Plus MidCap Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP International Equity Portfolio - Class I
  ING VP Small Company Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
  ING VP International Value Portfolio – Class I
  ING VP MagnaCap Portfolio - Class I
  ING VP MagnaCap Portfolio - Class S
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class S
  ING VP Real Estate Portfolio - Class I**
  ING VP SmallCap Opportunities Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc. - Class I
ING VP Emerging Markets Fund
ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust
Janus Aspen Series:
  Janus Aspen Balanced Portfolio - Inst Shares
  Janus Aspen Flexible Income Portfolio - Inst Shares
  Janus Aspen Growth Portfolio - Inst Shares
  Janus Aspen Mid Cap Growth Portfolio - Inst Shares
  Janus Aspen Worldwide Growth Portfolio - Inst Shares

Lord Abbett Funds:
  Lord Abbett Growth and Income Portfolio
  Lord Abbett Mid-Cap Value Portfolio
MFS® Funds:
  MFS® VIT Strategic Income Series
  MFS® VIT Total Return Series - Initial Class
Oppenheimer Variable Account Funds:
  Oppenheimer Aggressive Growth Fund/VA
  Oppenheimer Global Securities Fund/VA
  Oppenheimer Main Street® Fund/VA
  Oppenheimer Strategic Bond Fund/VA
PIMCO VIT Real Return Portfolio - Admin Class**
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer Fund VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I**
  Pioneer Mid Cap Value VCT Portfolio - Class I
Prudential Series Fund, Inc.:
  Jennison Portfolio - Class II Shares
  SP William Blair International Growth Portfolio - Class II Shares
UBS Series Trust:
  UBS U.S. Allocation Portfolio - Class I
Wanger Advisors Trust:
  Wanger Select**
  Wanger U.S. Smaller Companies**

* Investment Division added in 2003
** Investment Division added in 2004

The names of certain Divisions were changed during 2004. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
AllianceBernstein Variable Products Series Fund, Inc.:	AllianceBernstein Variable Products Series Fund, Inc.:
AllianceBernstein VPSF Small Cap Growth - Class A	Alliance Bernstein VPSF Quasar - Class A
Federated Insurance Series:	Federated Insurance Series:
Federated Mid Cap Growth Strategies Fund II	Federated Growth Strategies Fund II
ING Partners, Inc.:	ING Partners, Inc.:
ING Aeltus Enhanced Index Portfolio - Service Class	ING DSI Enhanced Index Portfolio - Service Class
ING American Century Select Portfolio - Service Class	ING Alger Growth Portfolio - Service Class
ING JPMorgan International Portfolio - Initial Class	ING JPMorgan Fleming International Portfolio - Initial Class
ING Oppenheimer Global Portfolio - Service Class	ING MFS Global Growth Portfolio - Service Class
ING T. Rowe Price Diversified Mid Cap Growth	ING Alger Aggressive Growth Portfolio - Service Class

Current Name	Former Name
Portfolio - Service Class	
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING MFS Research Equity Portfolio - Initial Class
ING Van Kampen Equity and Income Portfolio - Service Class	ING UBS Tactical Asset Allocation Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:	ING Generations Portfolio, Inc.:
ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Balanced Portfolio - Class R
ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class R
ING VP Strategic Allocation Income Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class R
ING Variable Funds:	ING Variable Funds:
ING VP Growth and Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class R
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING VP Global Science and Technology Portfolio - Class I	ING VP Technology Portfolio - Class R
ING VP Growth Portfolio - Class I	ING VP Growth Portfolio - Class R
ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class R
ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class R
ING VP Index Plus SmallCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class R
ING VP International Equity Portfolio - Class I	ING VP International Equity Portfolio - Class R
ING VP Small Company Portfolio - Class I	ING VP Small Company Portfolio - Class R
ING VP Value Opportunity Portfolio - Class I	ING VP Value Opportunity Portfolio - Class R
ING Variable Products Trust:	ING Variable Products Trust:
ING VP Growth Opportunities Portfolio - Class I	ING VP Growth Opportunities Portfolio - Class R
ING VP International Value Portfolio - Class I	ING VP International Value Portfolio - Class R
ING VP MagnaCap Portfolio - Class I	ING VP MagnaCap Portfolio - Class R
ING VP MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class R
ING VP SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class R
ING VP Balanced Portfolio, Inc. - Class I	ING VP Balanced Portfolio, Inc. - Class R
ING VP Intermediate Bond Portfolio - Class I	ING VP Bond Portfolio - Class R
ING VP Money Market Portfolio - Class I	ING VP Money Market Portfolio - Class R
MFS® Funds:	MFS® Funds:
MFS® VIT Strategic Income Series	MFS® Global Governments Series
MFS® VIT Total Return Series - Initial Class	MFS® Total Return Series - Initial Class
Prudential Series Fund, Inc.:	Prudential Series Fund, Inc.:
SP William Blair International Growth Portfolio - Class II Shares	SP Jennison International Growth Portfolio - Class II Shares
UBS Series Trust:	UBS Series Trust:
UBS U. S. Allocation Portfolio - Class I	UBS Tactical Allocation Portfolio - Class I

During 2004, the following Divisions were closed to Contractowners:

ING GET Fund - Series D
ING GET Fund - Series E
ING GET Fund - Series G
ING VP Growth Opportunities Portfolio - Class I
ING VP Growth Opportunities Portfolio - Class S
ING VP Financial Services - Class I

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex–distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined by specific identification. The difference between cost and current market value is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Annuity Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves are recorded in the financial statements at the aggregate account values of the Contractholders invested in the Account Divisions. Annuity reserves held in the Account for currently payable contracts are computed according to the Progressive Annuity, a49, 1971 Individual Annuity Mortality, 1971 Group Annuity Mortality, 1983a, and 1983 Group Annuity Mortality tables using various assumed interest rates not to exceed seven percent. Mortality experience is monitored by the Company. Charges to annuity reserves for mortality experience are reimbursed to the Company if the reserves required are less than originally estimated. If additional reserves are required, the Company reimburses the Account. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC.

3.   **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

Daily charges are deducted at annual rates of up to 1.90% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contract.

Administrative Charges

A daily charge at an annual rate of up to 0.50% of the assets attributable to the Contracts is deducted, as specified in the Contract.

Contract Maintenance Charges

An annual contract or certificate maintenance fee of up to $20 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge is imposed as a percentage that ranges up to 7% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the Contractowner's state of residence and currently ranges up to 4.0% of premiums.

4. Related Party Transactions

During the year ended December 31, 2004, management fees were paid indirectly to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to the ING GET Fund, ING Balanced Portfolio, Inc., ING VP Emerging Markets Fund, ING VP Financial Services - Class I, ING VP Natural Resources Trust, ING VP Money Market Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING VP Intermediate Bond Portfolio, ING Variable Portfolios, Inc., and ING Variable Products Trust. The annual fee rate ranged from 0.25% to 1.00% of the average net assets of each respective Fund or Fund of the Trust. In addition, management fees were paid to ILIAC, an affiliate, in its capacity as investment adviser to ING Partners, Inc. The annual fee rate ranged from 0.50% to 1.00% of the average net assets of each respective Fund of the Trust. Management fees were also paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for a fee at an annual rate ranging from 0.63% to 0.94% of the average net assets of each respective Portfolio excluding ING American Funds Growth Portfolio, ING American Funds Growth-Income Portfolio, and ING American Funds International Portfolio.

5. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follows:

| | Year ended December 31 | | | |
| | 2004 | | 2003 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation	$ 739	$ 3,995	$ 1,737	$ 3,129
AIM V.I. Core Equity	2,792	8,277	3,305	4,917
AIM V.I. Government Securities	4,900	5,165	6,524	17,272
AIM V.I. Growth	1,088	3,484	1,907	3,089
AIM V.I. Premier Equity	465	8,725	1,284	8,823
Alger American Funds:				
Alger American Balanced	171	653	132	720
Alger American Income & Growth	125	1,702	168	1,486
Alger American Leveraged AllCap	43	1,763	1	1,075
AllianceBernstein Variable Products Series Fund, Inc.:				
AllianceBernstein VPSF Growth and Income	11,559	2,742	9,057	3,429
AllianceBernstein VPSF Premier Growth	1,267	1,635	1,645	1,504
AllianceBernstein VPSF Small Cap Growth	2,580	1,876	3,231	736
American Century® Investments:				
American Century® VP Balanced	64	482	40	323
American Century® VP International	11	319	19	485
Calvert Social Balanced	314	448	559	412
Federated Insurance Series:				
Federated American Leaders	1,373	14,249	1,301	11,123
Federated Capital Income	495	2,024	534	1,842
Federated Equity Income	428	3,254	627	2,131
Federated Fund for U.S. Government Securities	1,218	4,431	1,190	3,794
Federated High Income Bond	2,542	6,682	1,589	4,535
Federated International Equity	106	1,558	361	1,465
Federated Mid Cap Growth Strategies	79	2,899	475	2,609
Federated Prime Money	1,716	3,320	2,583	5,040
Fidelity® Variable Insurance Products Fund:				
Fidelity® VIP Contrafund®	37,679	12,694	26,291	23,400
Fidelity® VIP Equity-Income	30,257	22,411	41,183	36,146
Fidelity® VIP Growth	6,891	25,796	10,899	13,392
Fidelity® VIP High Income	13,312	22,116	30,754	18,518
Fidelity® VIP *Asset Manager*^{SM}	1,351	2,085	1,642	2,158
Fidelity® VIP Investment Grade Bond	213	433	220	846
Fidelity® VIP Index 500	3,354	13,270	7,977	13,648
Fidelity® VIP Overseas	7,834	7,574	36,192	32,346

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

	Year ended December 31			
	2004		2003	
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities	$ 4,385	$ 1,104	$ 433	$ 279
ING GET Fund:				
ING GET Fund - Series D	3,233	86,466	4,052	18,917
ING GET Fund - Series E	15,758	239,577	10,996	44,851
ING GET Fund - Series G	10,351	139,818	6,153	29,059
ING GET Fund - Series H	4,438	21,032	4,789	20,271
ING GET Fund - Series I	2,796	14,828	3,353	12,409
ING GET Fund - Series J	2,510	13,665	2,456	13,559
ING GET Fund - Series K	2,415	15,617	2,775	12,911
ING GET Fund - Series L	2,474	15,441	3,093	11,467
ING GET Fund - Series M	3,742	18,639	4,217	25,227
ING GET Fund - Series N	3,220	15,448	2,265	17,016
ING GET Fund - Series P	1,932	10,892	1,839	21,136
ING GET Fund - Series Q	1,843	7,610	691	13,725
ING GET Fund - Series R	1,197	5,818	124	7,906
ING GET Fund - Series S	2,061	9,131	82	12,318
ING GET Fund - Series T	1,457	4,642	259	9,664
ING GET Fund - Series U	1,864	3,870	42,784	16,030
ING GET Fund - Series V	842	20,913	84,529	8,459
ING Investors Trust:				
ING American Funds Growth	1,728	2	-	-
ING American Funds Growth - Income	2,320	-	-	-
ING American Funds International	8,911	1	-	-
ING Julius Baer Foreign	245	19	-	-
ING Legg Mason Value	858	-	-	-
ING MFS Total Return	1,733	312	443	56
ING T. Rowe Price Equity Income	1,601	182	702	83
ING Partners, Inc.:				
ING Aeltus Enhanced Index	109	41	48	43
ING American Century Select	154	59	1,205	877
ING American Century Small Cap Value	604	223	490	216
ING Baron Small Cap Growth	2,155	1,102	1,230	238
ING Goldman Sachs® Capital Growth	261	3	11	8
ING JPMorgan International	23,692	20,544	163,765	161,684
ING JPMorgan Mid Cap Value	1,484	142	605	113
ING MFS Capital Opportunities	2,142	7,514	21,700	27,088
ING OpCap Balanced Value	1,170	450	1,204	57
ING Oppenheimer Global	229	216	25	24
ING PIMCO Total Return	1,760	586	2,644	1,301

	Year ended December 31			
	2004		2003	
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
ING Partners, Inc. (continued):				
ING Salomon Brothers Aggressive Growth	$ 4,089	$ 14,372	$ 10,004	$ 15,045
ING Salomon Brothers Fundamental Value	882	721	22,906	21,884
ING Salomon Brothers Investors Value	392	209	171	29
ING T. Rowe Diversified Mid Cap Growth	669	1,124	3,224	2,516
ING T. Rowe Price Growth Equity	6,117	13,771	12,358	13,147
ING UBS U.S. Large Cap Equity	3,764	8,518	1,157	7,623
ING Van Kampen Comstock	2,765	261	707	262
ING Van Kampen Equity and Income	103	29	82	33
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Balanced	6,007	3,762	2,839	2,627
ING VP Strategic Allocation Growth	1,927	2,631	2,913	2,028
ING VP Strategic Allocation Income	2,593	4,356	2,116	4,793
ING Variable Funds:				
ING VP Growth and Income	20,166	75,470	13,533	71,492
ING Variable Insurance Trust:				
ING GET U.S. Core - Series 1	193	3,734	26,984	1,916
ING GET U.S. Core - Series 2	47	5,525	24,434	115
ING GET U.S. Core - Series 3	62,647	10,584	1,965	-
ING GET U.S. Core - Series 4	8,661	898	-	-
ING GET U.S. Core - Series 5	5,152	989	-	-
ING GET U.S. Core - Series 6	113,987	26,971	-	-
ING GET U.S. Core - Series 7	65,706	8,739	-	-
ING Variable Portfolios, Inc.:				
ING VP Global Science and Technology	8,353	10,764	10,849	7,248
ING VP Growth	1,349	7,167	2,962	7,041
ING VP Index Plus LargeCap	16,413	37,078	33,821	37,707
ING VP Index Plus MidCap	3,742	3,001	8,395	8,702
ING VP Index Plus SmallCap	3,206	2,466	3,097	2,140
ING VP International Equity	5,894	3,159	17,944	16,056
ING VP Small Company	17,304	25,334	39,143	30,623
ING VP Value Opportunity	1,693	5,518	1,688	3,760
ING Variable Products Trust:				
ING VP Growth Opportunities - Class I	5	57	205	562
ING VP Growth Opportunities - Class S	121	1,012	795	180
ING VP International Value	1,762	349	824	288
ING VP MagnaCap - Class I	77	1	26	19
ING VP MagnaCap - Class S	886	290	446	177
ING VP MidCap Opportunities - Class I	600	1,231	3,751	3,229
ING VP MidCap Opportunities - Class S	5,053	1,999	3,992	987
ING VP Real Estate	1,097	2		

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

	Year ended December 31			
	2004		2003	
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
ING Variable Products Trust (continued):				
ING VP SmallCap Opportunities - Class I	$ 1,213	$ 1,707	$ 6,129	$ 4,827
ING VP SmallCap Opportunities - Class S	2,152	1,782	3,215	1,256
ING VP Balanced	23,869	19,729	19,176	19,033
ING VP Emerging Markets	6	183	10	116
ING VP Financial Services	203	200	-	-
ING VP Intermediate Bond	43,023	38,166	18,786	46,842
ING VP Money Market	175,942	156,855	260,698	347,286
ING VP Natural Resources	329	375	30	280
Janus Aspen Series:				
Janus Aspen Balanced	5,060	44,256	8,930	41,249
Janus Aspen Flexible Income	2,566	8,534	4,792	11,512
Janus Aspen Growth	1,915	25,927	2,952	23,501
Janus Aspen Mid Cap Growth	7,790	18,401	24,529	37,355
Janus Aspen Worldwide Growth	9,256	51,009	11,748	56,934
Lord Abbett Series Fund, Inc.:				
Lord Abbett Growth and Income	5,029	1,864	2,511	194
Lord Abbett Mid-Cap Value	2,528	504	787	254
MFS® Funds:				
MFS® VIT Strategic Income Series	648	722	1,124	1,442
MFS® VIT Total Return	28,482	7,978	13,814	8,440
Oppenheimer Variable Account Funds:				
Oppenheimer Aggressive Growth	3,840	5,592	5,069	5,437
Oppenheimer Global Securities	14,799	7,006	13,931	6,486
Oppenheimer Main Street®	9,493	11,524	13,702	9,849
Oppenheimer Strategic Bond	22,123	7,710	15,898	10,101
PIMCO VIT Real Return	530	5	-	-
Pioneer Variable Contracts Trust:				
Pioneer Equity Income VCT	1,340	132	116	57
Pioneer Fund VCT	46	-	4	1
Pioneer High Yield VCT	214	-	-	-
Pioneer Mid Cap Value VCT	2,475	430	764	133
Prudential Series Fund, Inc.:				
Jennison	710	342	646	375
SP William Blair International Growth	3,656	1,522	4,361	1,684
UBS Series Trust:				
UBS U.S. Allocation	771	4,428	565	1,042
Wanger Advisors Trust:				
Wanger Select	238	-	-	-
Wanger U.S. Smaller Companies	95	11	-	-

6. Changes in Units

The changes in units outstanding were as follows:

| | Year ended December 31 | | | |
| | 2004 | | | 2003 |
	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation	(366,144)	182,630	(548,774)	(215,223)
AIM V.I. Core Equity	(457,609)	457,989	(915,598)	(376,156)
AIM V.I. Government Securities	(55,294)	583,926	(639,220)	(899,844)
AIM V.I. Growth	(321,157)	403,166	(724,323)	(285,985)
AIM V.I. Premier Equity	(955,218)	211,103	(1,166,321)	(951,357)
Alger American Funds:				
Alger American Balanced	(19,851)	8,456	(28,307)	(26,135)
Alger American Income & Growth	(69,100)	6,643	(75,743)	(64,405)
Alger American Leveraged AllCap	(71,405)	6,763	(78,168)	(49,907)
AllianceBernstein Variable Products Series Fund, Inc.:				
AllianceBernstein VPSF Growth and Income	862,429	1,694,790	(832,361)	588,049
AllianceBernstein VPSF Premier Growth	(49,650)	334,436	(384,086)	35,073
AllianceBernstein VPSF Small Cap Growth	82,791	406,019	(323,228)	371,072
American Century® Investments:				
American Century® VP Balanced	(22,414)	3,505	(25,919)	(17,978)
American Century® VP International	(20,134)	2,103	(22,237)	(37,686)
Calvert Social Balanced	(12,086)	28,706	(40,792)	11,388
Federated Insurance Series:				
Federated American Leaders	(546,038)	62,399	(608,437)	(508,356)
Federated Capital Income	(132,268)	19,043	(151,311)	(147,192)
Federated Equity Income	(230,475)	30,814	(261,289)	(150,869)
Federated Fund for U.S. Government Securities	(227,703)	52,307	(280,010)	(191,021)
Federated High Income Bond	(303,501)	101,932	(405,433)	(266,792)
Federated International Equity	(94,803)	11,513	(106,316)	(88,913)
Federated Mid Cap Growth Strategies	(138,677)	8,898	(147,575)	(136,784)
Federated Prime Money	(125,732)	157,788	(283,520)	(190,956)
Fidelity® Variable Insurance Products Fund:				
Fidelity® VIP Contrafund®	2,210,505	4,742,147	(2,531,642)	571,228
Fidelity® VIP Equity-Income	950,623	4,239,290	(3,288,667)	522,988
Fidelity® VIP Growth	(1,205,246)	1,796,952	(3,002,198)	215,167
Fidelity® VIP High Income	(1,242,376)	1,847,199	(3,089,575)	1,123,161
Fidelity® VIP Asset Manager℠	(49,981)	82,616	(132,597)	(46,959)
Fidelity® VIP Investment Grade Bond	(21,328)	4,381	(25,709)	(46,941)
Fidelity® VIP Index 500	(492,178)	364,877	(857,055)	(363,659)
Fidelity® VIP Overseas	6,966	922,163	(915,197)	324,783

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

| | Year ended December 31 | | | |
| | 2004 | | | 2003 |
	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities	239,477	333,627	(94,150)	15,203
ING GET Fund:				
ING GET Fund - Series D	(8,494,083)	2,780,551	(11,274,634)	(1,707,796)
ING GET Fund - Series E	(23,038,215)	959,375	(23,997,590)	(3,914,768)
ING GET Fund - Series G	(13,524,039)	255,391	(13,779,430)	(2,581,173)
ING GET Fund - Series H	(1,865,169)	228,480	(2,093,649)	(1,762,825)
ING GET Fund - Series I	(1,335,909)	68,488	(1,404,397)	(1,017,746)
ING GET Fund - Series J	(1,242,981)	88,834	(1,331,815)	(1,217,984)
ING GET Fund - Series K	(1,415,104)	89,698	(1,504,802)	(1,092,454)
ING GET Fund - Series L	(1,398,676)	54,643	(1,453,319)	(936,734)
ING GET Fund - Series M	(1,673,473)	88,235	(1,761,708)	(2,237,666)
ING GET Fund - Series N	(1,293,371)	183,830	(1,477,201)	(1,500,256)
ING GET Fund - Series P	(971,579)	53,040	(1,024,619)	(1,948,391)
ING GET Fund - Series Q	(619,713)	82,106	(701,819)	(1,178,495)
ING GET Fund - Series R	(482,312)	83,612	(565,924)	(678,100)
ING GET Fund - Series S	(763,314)	99,098	(862,412)	(1,098,481)
ING GET Fund - Series T	(375,102)	15,504	(390,606)	(845,512)
ING GET Fund - Series U	(301,079)	51,919	(352,998)	2,803,440
ING GET Fund - Series V	(1,990,407)	273,020	(2,263,427)	7,680,444
ING Investors Trust:				
ING American Funds Growth	168,962	169,772	(810)	-
ING American Funds Growth - Income	207,578	226,597	(19,019)	-
ING American Funds International	855,611	860,280	(4,669)	-
ING Julius Baer Foreign	20,616	37,805	(17,189)	-
ING Legg Mason Value	80,447	80,758	(311)	-
ING MFS Total Return	118,817	175,632	(56,815)	35,396
ING T. Rowe Price Equity Income	110,340	124,617	(14,277)	57,696
ING Partners, Inc.:				
ING Aeltus Enhanced Index	6,455	10,370	(3,915)	621
ING American Century Select	9,355	26,697	(17,342)	37,994
ING American Century Small Cap Value	27,573	49,433	(21,860)	29,741
ING Baron Small Cap Growth	81,254	182,296	(101,042)	97,665
ING Goldman Sachs® Capital Growth	26,880	27,139	(259)	243
ING JPMorgan International	271,411	2,912,742	(2,641,331)	286,684
ING JPMorgan Mid Cap Value	98,855	113,896	(15,041)	45,969
ING MFS Capital Opportunities	(439,084)	392,044	(831,128)	(475,678)
ING OpCap Balanced Value	64,341	129,425	(65,084)	114,002
ING Oppenheimer Global	1,359	28,178	(26,819)	276

| | Year ended December 31 | | | |
| | 2004 | | | 2003 |
	Net Increase (Decrease)	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc. (continued):				
ING PIMCO Total Return	102,913	188,796	(85,883)	117,809
ING Salomon Brothers Aggressive Growth	(839,004)	810,897	(1,649,901)	(471,812)
ING Salomon Brothers Fundamental Value	15,465	96,573	(81,108)	112,732
ING Salomon Brothers Investors Value	17,323	48,671	(31,348)	15,639
ING T. Rowe Price Diversified Mid Cap Growth	(42,524)	79,333	(121,857)	71,512
ING T. Rowe Price Growth Equity	(321,793)	597,538	(919,331)	(82,398)
ING UBS U.S. Large Cap Equity	(357,731)	626,743	(984,474)	(638,397)
ING Van Kampen Comstock	215,202	249,901	(34,699)	44,597
ING Van Kampen Equity and Income	7,059	9,990	(2,931)	5,211
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Balanced	117,296	435,875	(318,579)	(29,336)
ING VP Strategic Allocation Growth	(42,713)	150,253	(192,966)	(21,901)
ING VP Strategic Allocation Income	(105,446)	185,392	(290,838)	(205,539)
ING Variable Funds:				
ING VP Growth and Income	(2,751,465)	1,415,804	(4,167,269)	(3,322,672)
ING Variable Insurance Trust:				
ING GET U.S. Core - Series 1	(316,504)	6,866	(323,370)	2,530,968
ING GET U.S. Core - Series 2	(502,841)	28,230	(531,071)	2,441,629
ING GET U.S. Core - Series 3	5,294,482	6,814,902	(1,520,420)	196,496
ING GET U.S. Core - Series 4	787,589	880,917	(93,328)	-
ING GET U.S. Core - Series 5	422,459	692,012	(269,553)	-
ING GET U.S. Core - Series 6	8,739,581	12,119,228	(3,379,647)	-
ING GET U.S. Core - Series 7	5,701,523	6,713,701	(1,012,178)	-
ING Variable Portfolios, Inc.:				
ING VP Global Science and Technology	(737,935)	2,784,969	(3,522,904)	1,059,264
ING VP Growth	(493,643)	315,802	(809,445)	(329,681)
ING VP Index Plus LargeCap	(1,338,813)	2,319,971	(3,658,784)	(1,018,952)
ING VP Index Plus MidCap	43,455	362,950	(319,495)	(23,571)
ING VP Index Plus SmallCap	54,413	306,461	(252,048)	74,019
ING VP International Equity	360,107	937,259	(577,152)	156,583
ING VP Small Company	(444,278)	2,017,604	(2,461,882)	612,976
ING VP Value Opportunity	(221,653)	160,482	(382,135)	(141,302)
ING Variable Products Trust:				
ING VP Growth Opportunities - Class I	(5,668)	3,482	(9,150)	(58,161)
ING VP Growth Opportunities - Class S	(120,422)	19,426	(139,848)	97,238
ING VP International Value	132,178	222,297	(90,119)	65,868
ING VP MagnaCap - Class I	8,256	15,372	(7,116)	857
ING VP MagnaCap - Class S	64,848	103,553	(38,705)	32,197

| | **Year ended December 31** | | | |
| | **2004** | | | **2003** |
	Net Increase (Decrease)	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Products Trust (continued):				
ING VP MidCap Opportunities - Class I	(63,756)	73,952	(137,708)	85,049
ING VP MidCap Opportunities - Class S	361,490	777,947	(416,457)	400,115
ING VP Real Estate	85,669	85,715	(46)	-
ING VP SmallCap Opportunities - Class I	(73,351)	180,160	(253,511)	190,033
ING VP SmallCap Opportunities - Class S	60,834	447,989	(387,155)	327,810
ING VP Balanced	556,640	2,075,495	(1,518,855)	(83,996)
ING VP Emerging Markets	(18,279)	2,209	(20,488)	(14,583)
ING VP Financial Services		20,398	(20,398)	
ING VP Intermediate Bond	(578,190)	2,522,350	(3,100,540)	(1,696,435)
ING VP Money Market	2,217,160	23,677,963	(21,460,803)	(6,789,055)
ING VP Natural Resources	(5,042)	21,362	(26,404)	(19,060)
Janus Aspen Series:				
Janus Aspen Balanced	(2,307,049)	838,257	(3,145,306)	(2,223,852)
Janus Aspen Flexible Income	(350,272)	169,983	(520,255)	(394,174)
Janus Aspen Growth	(1,826,595)	627,645	(2,454,240)	(1,648,598)
Janus Aspen Mid Cap Growth	(517,754)	1,553,013	(2,070,767)	(1,191,018)
Janus Aspen Worldwide Growth	(2,802,085)	1,689,399	(4,491,484)	(3,435,063)
Lord Abbett Series Funds, Inc.:				
Lord Abbett Growth and Income	287,774	574,778	(287,004)	249,236
Lord Abbett Mid-Cap Value	175,099	254,855	(79,756)	62,337
MFS® Funds:				
MFS® VIT Strategic Income Series	(12,985)	50,404	(63,389)	(33,561)
MFS® VIT Total Return	1,611,865	3,528,710	(1,916,845)	441,718
Oppenheimer Variable Account Funds:				
Oppenheimer Aggressive Growth	(156,488)	830,981	(987,469)	(134,199)
Oppenheimer Global Securities	438,925	1,117,531	(678,606)	459,397
Oppenheimer Main Street®	(105,681)	1,775,963	(1,881,644)	182,239
Oppenheimer Strategic Bond	911,025	2,163,745	(1,252,720)	289,876
PIMCO VIT Real Return	48,252	48,771	(519)	-
Pioneer Variable Contracts Trust:				
Pioneer Equity Income VCT	113,990	144,167	(30,177)	6,570
Pioneer Fund VCT	4,646	4,646	-	276
Pioneer High Yield VCT	20,207	20,203	4	-
Pioneer Mid Cap Value VCT	158,287	240,872	(82,585)	58,218
Prudential Series Fund, Inc.:				
Jennison	48,371	95,947	(47,576)	40,553
SP William Blair International Growth	266,346	529,564	(263,218)	378,568
UBS Series Trust:				
UBS U.S. Allocation	(415,740)	106,543	(522,283)	(61,001)
Wanger Advisors Trust				
Wanger Select	21,769	21,777	(8)	-
Wanger U.S. Smaller Companies	8,395	9,709	(1,314)	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

7. Unit Summary

A summary of units outstanding at December 31, 2004 follows:

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Capital Appreciation			
Currently payable annuity contracts:			$ 946,010
Contracts in accumulation period:			
Non-Qualified V	4,777.356	$ 9.22	44,047
Non-Qualified V (0.75)	44,456.366	9.49	421,891
Non-Qualified XII	998.426	9.46	9,445
Non-Qualified XIII	360,588.990	9.99	3,602,284
Non-Qualified XIV	498,002.286	9.80	4,880,422
Non-Qualified XV	253,032.623	9.70	2,454,416
Non-Qualified XVI	162,108.604	5.80	940,230
Non-Qualified XVIII	146,608.432	5.69	834,202
Non-Qualified XIX	181,279.629	5.73	1,038,732
	1,651,852.712		$ 15,171,679
AIM V.I. Core Equity			
Currently payable annuity contracts:			$ 4,601,788
Contracts in accumulation period:			
Non-Qualified V	47,386.185	$ 8.31	393,779
Non-Qualified V (0.75)	70,643.921	8.55	604,006
Non-Qualified IX	854.295	8.19	6,997
Non-Qualified XII	1,350.732	8.52	11,508
Non-Qualified XIII	707,925.921	10.20	7,220,844
Non-Qualified XIV	1,122,563.215	10.00	11,225,632
Non-Qualified XV	405,693.092	9.91	4,020,419
Non-Qualified XVI	176,118.093	6.84	1,204,648
Non-Qualified XVIII	86,754.287	6.71	582,121
Non-Qualified XIX	288,654.300	6.75	1,948,417
Non-Qualified XX	772.921	12.80	9,893
	2,908,716.962		$ 31,830,052
AIM V.I. Government Securities			
Contracts in accumulation period:			
Non-Qualified XIII	351,284.673	$ 12.57	$ 4,415,648
Non-Qualified XIV	405,962.802	12.39	5,029,879
Non-Qualified XV	180,923.683	12.30	2,225,361
Non-Qualified XVI	100,760.406	11.85	1,194,011
Non-Qualified XVIII	54,060.080	11.62	628,178
Non-Qualified XIX	90,863.230	11.70	1,063,100
	1,183,854.875		$ 14,556,177

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Growth			
Currently payable annuity contracts:			$ 1,170,999
Contracts in accumulation period:			
Non-Qualified V	9,140.493	$ 5.84	53,380
Non-Qualified V (0.75)	69,428.787	6.01	417,267
Non-Qualified IX	3,976.850	5.76	22,907
Non-Qualified XII	1,882.751	5.99	11,278
Non-Qualified XIII	596,276.594	7.09	4,227,601
Non-Qualified XIV	920,754.794	6.96	6,408,453
Non-Qualified XV	294,937.245	6.89	2,032,118
Non-Qualified XVI	214,257.930	4.65	996,299
Non-Qualified XVIII	116,047.854	4.56	529,178
Non-Qualified XIX	234,518.791	4.59	1,076,441
Non-Qualified XX	1,026.458	12.89	13,231
	2,462,248.548		$ 16,959,152
AIM V.I. Premier Equity			
Currently payable annuity contracts:			$ 2,209,312
Contracts in accumulation period:			
Non-Qualified V	4,628.049	$ 7.44	34,433
Non-Qualified V (0.75)	64,429.342	7.66	493,529
Non-Qualified XII	1,438.345	7.64	10,989
Non-Qualified XIII	982,943.022	8.97	8,816,999
Non-Qualified XIV	1,636,625.875	8.79	14,385,941
Non-Qualified XV	624,438.286	8.71	5,438,857
Non-Qualified XVI	244,781.303	6.70	1,640,035
Non-Qualified XVIII	111,241.309	6.57	730,855
Non-Qualified XIX	391,898.746	6.61	2,590,451
	4,062,424.277		$ 36,351,401
Alger American Balanced			
Contracts in accumulation period:			
Non-Qualified VII	74,405.311	$ 25.89	$ 1,926,353
	74,405.311		$ 1,926,353
Alger American Income & Growth			
Contracts in accumulation period:			
Non-Qualified VII	222,752.570	$ 23.57	$ 5,250,278
	222,752.570		$ 5,250,278

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Alger American Leveraged AllCap			
Contracts in accumulation period:			
Non-Qualified VII	205,959.632	$ 24.78	$ 5,103,680
Non-Qualified VIII	28.180	18.30	516
	205,987.812		$ 5,104,196
AllianceBernstein VPSF Growth and Income			
Contracts in accumulation period:			
Non-Qualified XIII	1,340,371.004	$ 11.26	$ 15,092,578
Non-Qualified XIV	1,421,682.947	11.10	15,780,681
Non-Qualified XV	524,886.213	11.03	5,789,495
Non-Qualified XVI	457,453.969	11.32	5,178,379
Non-Qualified XVIII	149,226.329	11.10	1,656,412
Non-Qualified XIX	411,646.408	11.17	4,598,090
	4,305,266.870		$ 48,095,635
AllianceBernstein VPSF Premier Growth			
Contracts in accumulation period:			
Non-Qualified XIII	367,754.946	$ 5.66	$ 2,081,493
Non-Qualified XIV	336,525.293	5.58	1,877,811
Non-Qualified XV	127,190.393	5.54	704,635
Non-Qualified XVI	158,402.222	5.96	944,077
Non-Qualified XVIII	69,584.558	5.85	407,070
Non-Qualified XIX	259,232.332	5.89	1,526,878
	1,318,689.744		$ 7,541,964
AllianceBernstein VPSF Small Cap Growth			
Contracts in accumulation period:			
Non-Qualified XIII	166,824.831	$ 9.29	$ 1,549,803
Non-Qualified XIV	164,698.544	9.16	1,508,639
Non-Qualified XV	42,039.517	9.10	382,560
Non-Qualified XVI	76,127.075	8.23	626,526
Non-Qualified XVIII	76,398.805	8.07	616,538
Non-Qualified XIX	56,226.418	8.12	456,559
	582,315.190		$ 5,140,625
American Century® VP Balanced			
Contracts in accumulation period:			
Non-Qualified VII	55,659.781	$ 19.69	$ 1,095,941
	55,659.781		$ 1,095,941

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
American Century® VP International					
Contracts in accumulation period:					
Non-Qualified VII	73,094.538	$	16.33	$	1,193,634
Non-Qualified VIII	181.390		14.91		2,705
	73,275.928			$	1,196,339
Calvert Social Balanced					
Contracts in accumulation period:					
Non-Qualified V	7,769.057	$	21.74	$	168,899
Non-Qualified V (0.75)	13,374.618		22.73		304,005
Non-Qualified VII	73,314.482		12.07		884,906
Non-Qualified VIII	71,381.996		12.20		870,860
Non-Qualified XX	11.985		12.39		148
	165,852.137			$	2,228,818
Federated American Leaders					
Currently payable annuity contracts:				$	88,992
Contracts in accumulation period:					
Non-Qualified VII	1,663,262.001	$	25.29		42,063,896
Non-Qualified VIII	2,122.775		18.30		38,847
	1,665,384.776			$	42,191,735
Federated Capital Income					
Currently payable annuity contracts:				$	13,894
Contracts in accumulation period:					
Non-Qualified VII	373,009.228	$	13.82		5,154,988
Non-Qualified VIII	62.461		11.56		722
	373,071.689			$	5,169,604
Federated Equity Income					
Currently payable annuity contracts:				$	115,922
Contracts in accumulation period:					
Non-Qualified VII	653,801.141	$	13.73		8,976,690
	653,801.141			$	9,092,612
Federated Fund for U.S. Gov't Securities					
Currently payable annuity contracts:				$	2,348
Contracts in accumulation period:					
Non-Qualified VII	406,954.815	$	15.83		6,442,095
	406,954.815			$	6,444,443

Division/Contract	Units	Unit Value	Extended Value
Federated High Income Bond			
Currently payable annuity contracts:			$ 56,298
Contracts in accumulation period:			
Non-Qualified VII	665,992.911	$ 17.70	11,788,075
Non-Qualified VIII	50.338	15.13	762
	666,043.249		$ 11,845,135
Federated International Equity			
Currently payable annuity contracts:			$ 35,154
Contracts in accumulation period:			
Non-Qualified VII	367,215.587	$ 15.87	5,827,711
Non-Qualified VIII	121.712	14.71	1,790
	367,337.299		$ 5,864,655
Federated Mid Cap Growth Strategies			
Contracts in accumulation period:			
Non-Qualified VII	488,688.448	$ 21.43	$ 10,472,593
	488,688.448		$ 10,472,593
Federated Prime Money			
Contracts in accumulation period:			
Non-Qualified VII	265,843.750	$ 12.51	$ 3,325,705
	265,843.750		$ 3,325,705
Fidelity® VIP Contrafund®			
Contracts in accumulation period:			
Non-Qualified V	578,222.035	$ 25.07	$ 14,496,026
Non-Qualified V (0.75)	940,536.451	26.20	24,642,055
Non-Qualified VII	2,745,175.804	27.52	75,547,238
Non-Qualified VIII	609,404.785	22.21	13,534,880
Non-Qualified IX	27,014.237	24.59	664,280
Non-Qualified X	25,162.384	25.07	630,821
Non-Qualified XII	64,656.396	14.60	943,983
Non-Qualified XIII	3,122,247.199	13.62	42,525,007
Non-Qualified XIV	3,063,453.759	13.36	40,927,742
Non-Qualified XV	1,108,634.390	13.23	14,667,233
Non-Qualified XVI	569,499.362	10.51	5,985,438
Non-Qualified XVIII	141,674.363	10.30	1,459,246
Non-Qualified XIX	660,042.384	10.37	6,844,640
Non-Qualified XX	37,912.019	14.00	530,768
	13,693,635.568		$ 243,399,357

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income			
Contracts in accumulation period:			
Non-Qualified V	517,939.664	$ 21.35	$ 11,058,012
Non-Qualified V (0.75)	899,688.238	22.32	20,081,041
Non-Qualified VII	3,222,464.292	25.37	81,753,919
Non-Qualified VIII	751,001.056	18.33	13,765,849
Non-Qualified IX	16,492.720	20.94	345,358
Non-Qualified X	34,514.892	21.35	736,893
Non-Qualified XII	11,078.188	12.73	141,025
Non-Qualified XIII	2,406,797.137	12.38	29,796,149
Non-Qualified XIV	2,738,587.558	12.14	33,246,453
Non-Qualified XV	988,726.273	12.02	11,884,490
Non-Qualified XVI	620,023.952	11.53	7,148,876
Non-Qualified XVIII	145,500.704	11.31	1,645,613
Non-Qualified XIX	589,133.970	11.38	6,704,345
Non-Qualified XX	11,243.700	13.40	150,666
	12,953,192.346		$ 218,458,689
Fidelity® VIP Growth			
Contracts in accumulation period:			
Non-Qualified V	376,032.222	$ 17.19	$ 6,463,994
Non-Qualified V (0.75)	609,242.033	17.96	10,941,987
Non-Qualified VII	1,927,086.897	23.41	45,113,104
Non-Qualified VIII	451,192.827	15.62	7,047,632
Non-Qualified IX	11,460.252	16.86	193,220
Non-Qualified X	13,505.482	17.19	232,159
Non-Qualified XII	16,516.633	10.83	178,875
Non-Qualified XIII	1,649,808.401	8.49	14,006,873
Non-Qualified XIV	1,506,469.612	8.34	12,563,957
Non-Qualified XV	449,121.990	8.27	3,714,239
Non-Qualified XVI	727,963.192	6.38	4,644,405
Non-Qualified XVIII	215,921.472	6.25	1,349,509
Non-Qualified XIX	524,073.822	6.29	3,296,424
Non-Qualified XX	4,116.402	12.49	51,414
	8,482,511.237		$ 109,797,792

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP High Income			
Currently payable annuity contracts:			$ 2,676,125
Contracts in accumulation period:			
Non-Qualified VII	1,196,221.904	$ 12.92	15,455,187
Non-Qualified VIII	389,583.384	11.68	4,550,334
Non-Qualified XIII	988,970.086	9.02	8,920,510
Non-Qualified XIV	1,030,797.434	8.85	9,122,557
Non-Qualified XV	357,741.753	8.76	3,133,818
Non-Qualified XVI	197,484.522	10.17	2,008,418
Non-Qualified XVIII	67,947.438	9.98	678,115
Non-Qualified XIX	141,290.907	10.04	1,418,561
	4,370,037.430		$ 47,963,625
Fidelity® VIP Asset Manager			
Contracts in accumulation period:			
Non-Qualified VII	501,150.460	$ 19.00	$ 9,521,859
Non-Qualified VIII	129,569.099	15.94	2,065,331
	630,719.559		$ 11,587,190
Fidelity® VIP Investment Grade Bond			
Contracts in accumulation period:			
Non-Qualified VII	118,046.684	$ 16.55	$ 1,953,673
Non-Qualified VIII	280.757	16.25	4,562
	118,327.440		$ 1,958,235
Fidelity® VIP Index 500			
Contracts in accumulation period:			
Non-Qualified VII	2,661,119.324	$ 22.16	$ 58,970,404
Non-Qualified VIII	608,369.163	18.62	11,327,834
	3,269,488.487		$ 70,298,238
Fidelity® VIP Overseas			
Contracts in accumulation period:			
Non-Qualified V	132,647.290	$ 15.11	$ 2,004,301
Non-Qualified V (0.75)	334,500.483	15.79	5,281,763
Non-Qualified VII	442,931.136	16.51	7,312,793
Non-Qualified VIII	65,358.143	14.11	922,203
Non-Qualified IX	1,597.560	14.82	23,676
Non-Qualified X	2,466.855	15.11	37,274
Non-Qualified XII	161.441	10.99	1,774
Non-Qualified XX	6,279.490	13.56	85,150
	985,942.399		$ 15,668,934

Division/Contract	Units	Unit Value	Extended Value
Franklin Small Cap Value Securities			
Contracts in accumulation period:			
Non-Qualified V	54,597.128	$ 14.71	$ 803,124
Non-Qualified V (0.75)	233,334.061	14.96	3,490,678
Non-Qualified IX	2,286.911	14.58	33,343
Non-Qualified XII	95.187	14.94	1,422
Non-Qualified XX	3,782.881	14.73	55,722
	294,096.169		$ 4,384,289
ING GET Fund - Series H			
Contracts in accumulation period:			
Non-Qualified V	67,541.300	$ 10.49	$ 708,508
Non-Qualified V (0.75)	45,587.065	10.75	490,061
Non-Qualified VII	913,267.127	10.27	9,379,253
Non-Qualified VIII	76,443.081	10.35	791,186
Non-Qualified IX	356.553	10.35	3,690
Non-Qualified XIII	2,696,120.752	10.51	28,336,229
Non-Qualified XIV	2,953,513.815	10.35	30,568,868
Non-Qualified XV	1,484,375.059	10.27	15,244,532
	8,237,204.751		$ 85,522,327
ING GET Fund - Series I			
Contracts in accumulation period:			
Non-Qualified VII	185,605.239	$ 10.14	$ 1,882,037
Non-Qualified VIII	13,210.136	10.22	135,008
Non-Qualified XIII	1,961,474.309	10.37	20,340,489
Non-Qualified XIV	2,236,446.267	10.22	22,856,481
Non-Qualified XV	1,524,722.682	10.14	15,460,688
	5,921,458.633		$ 60,674,703
ING GET Fund - Series J			
Contracts in accumulation period:			
Non-Qualified VII	110,507.746	$ 10.04	$ 1,109,498
Non-Qualified VIII	31,335.696	10.11	316,804
Non-Qualified XIII	1,369,142.531	10.25	14,033,711
Non-Qualified XIV	1,953,020.598	10.11	19,745,038
Non-Qualified XV	1,188,078.672	10.04	11,928,310
	4,652,085.243		$ 47,133,361

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series K			
Contracts in accumulation period:			
Non-Qualified VII	36,609.989	$ 10.04	$ 367,564
Non-Qualified VIII	4,910.792	10.11	49,648
Non-Qualified XIII	1,035,095.577	10.24	10,599,379
Non-Qualified XIV	1,166,323.491	10.11	11,791,530
Non-Qualified XV	653,734.960	10.04	6,563,499
Non-Qualified XVI	996,110.292	9.99	9,951,142
Non-Qualified XVIII	700,222.473	9.80	6,862,180
Non-Qualified XIX	936,693.016	9.86	9,235,793
	5,529,700.591		$ 55,420,735
ING GET Fund - Series L			
Contracts in accumulation period:			
Non-Qualified VII	50,540.968	$ 10.01	$ 505,915
Non-Qualified VIII	28,127.612	10.07	283,245
Non-Qualified XIII	779,802.309	10.20	7,953,984
Non-Qualified XIV	659,969.200	10.07	6,645,890
Non-Qualified XV	526,247.352	10.01	5,267,736
Non-Qualified XVI	1,378,623.332	9.99	13,772,447
Non-Qualified XVIII	709,612.393	9.80	6,954,201
Non-Qualified XIX	1,066,459.640	9.87	10,525,957
	5,199,382.806		$ 51,909,375
ING GET Fund - Series M			
Contracts in accumulation period:			
Non-Qualified VII	139,615.734	$ 10.07	$ 1,405,930
Non-Qualified VIII	2,054.045	10.13	20,807
Non-Qualified XIII	1,153,320.460	10.25	11,821,535
Non-Qualified XIV	1,065,649.839	10.13	10,795,033
Non-Qualified XV	542,666.259	10.07	5,464,649
Non-Qualified XVI	2,067,494.771	10.05	20,778,322
Non-Qualified XVIII	1,176,204.849	9.88	11,620,904
Non-Qualified XIX	1,499,760.470	9.94	14,907,619
	7,646,766.426		$ 76,814,799

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series N			
Contracts in accumulation period:			
Non-Qualified VII	194,406.537	$ 10.25	$ 1,992,667
Non-Qualified VIII	2,232.224	10.31	23,014
Non-Qualified XIII	852,806.374	10.42	8,886,242
Non-Qualified XIV	618,108.096	10.31	6,372,694
Non-Qualified XV	359,984.576	10.25	3,689,842
Non-Qualified XVI	2,139,941.936	10.24	21,913,005
Non-Qualified XVIII	619,359.210	10.07	6,236,947
Non-Qualified XIX	1,401,303.250	10.13	14,195,202
	6,188,142.201		$ 63,309,613
ING GET Fund - Series P			
Contracts in accumulation period:			
Non-Qualified VII	326,411.699	$ 10.10	$ 3,296,758
Non-Qualified VIII	40,193.485	10.15	407,964
Non-Qualified XIII	629,846.899	10.25	6,455,931
Non-Qualified XIV	403,353.697	10.15	4,094,040
Non-Qualified XV	258,151.521	10.10	2,607,330
Non-Qualified XVI	1,177,856.676	10.08	11,872,795
Non-Qualified XVIII	899,493.062	9.93	8,931,966
Non-Qualified XIX	1,024,231.132	9.98	10,221,827
	4,759,538.172		$ 47,888,611
ING GET Fund - Series Q			
Contracts in accumulation period:			
Non-Qualified VII	100,162.724	$ 10.37	$ 1,038,687
Non-Qualified VIII	22,844.644	10.41	237,813
Non-Qualified XIII	590,828.312	10.51	6,209,606
Non-Qualified XIV	401,231.112	10.41	4,176,816
Non-Qualified XV	81,930.596	10.37	849,620
Non-Qualified XVI	1,081,275.847	10.35	11,191,205
Non-Qualified XVIII	405,653.589	10.21	4,141,723
Non-Qualified XIX	978,150.211	10.25	10,026,040
	3,662,077.034		$ 37,871,510

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series R			
Contracts in accumulation period:			
Non-Qualified VII	86,125.429	$ 10.60	$ 912,930
Non-Qualified VIII	25,963.079	10.64	276,247
Non-Qualified XIII	634,318.832	10.73	6,806,241
Non-Qualified XIV	289,900.343	10.64	3,084,540
Non-Qualified XV	90,067.592	10.60	954,716
Non-Qualified XVI	894,325.843	10.58	9,461,967
Non-Qualified XVIII	264,174.321	10.45	2,760,622
Non-Qualified XIX	867,026.244	10.49	9,095,105
	3,151,901.683		$ 33,352,368
ING GET Fund - Series S			
Contracts in accumulation period:			
Non-Qualified V	15,786.917	$ 10.61	$ 167,499
Non-Qualified V (0.75)	163,909.487	10.75	1,762,027
Non-Qualified VII	281,354.347	10.51	2,957,034
Non-Qualified VIII	53,942.447	10.55	569,093
Non-Qualified XIII	396,493.363	10.63	4,214,724
Non-Qualified XIV	331,915.997	10.55	3,501,714
Non-Qualified XV	107,787.124	10.51	1,132,843
Non-Qualified XVI	770,727.012	10.49	8,084,926
Non-Qualified XVIII	390,126.681	10.37	4,045,614
Non-Qualified XIX	960,451.830	10.41	9,998,304
	3,472,495.203		$ 36,433,778
ING GET Fund - Series T			
Contracts in accumulation period:			
Non-Qualified VII	200,303.981	$ 10.54	$ 2,111,204
Non-Qualified VIII	28,186.128	10.57	297,927
Non-Qualified XIII	339,609.024	10.65	3,616,836
Non-Qualified XIV	200,908.415	10.57	2,123,602
Non-Qualified XV	91,165.697	10.54	960,886
Non-Qualified XVI	804,753.084	10.53	8,474,050
Non-Qualified XVIII	209,779.754	10.42	2,185,905
Non-Qualified XIX	812,521.709	10.45	8,490,852
	2,687,227.792		$ 28,261,262

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series U			
Contracts in accumulation period:			
Non-Qualified VII	65,819.111	$ 10.70	$ 704,264
Non-Qualified VIII	9,935.670	10.73	106,610
Non-Qualified XIII	401,464.245	10.80	4,335,814
Non-Qualified XIV	182,988.822	10.73	1,963,470
Non-Qualified XV	61,556.532	10.70	658,655
Non-Qualified XVI	922,251.061	10.69	9,858,864
Non-Qualified XVIII	156,377.383	10.59	1,656,036
Non-Qualified XIX	752,245.927	10.62	7,988,852
	2,552,638.750		$ 27,272,565
ING GET Fund - Series V			
Contracts in accumulation period:			
Non-Qualified VII	131,235.353	$ 9.77	$ 1,282,169
Non-Qualified VIII	108,342.823	9.80	1,061,760
Non-Qualified XIII	481,710.875	9.85	4,744,852
Non-Qualified XIV	314,845.045	9.80	3,085,481
Non-Qualified XV	115,521.829	9.77	1,128,648
Non-Qualified XVI	2,389,684.474	9.76	23,323,320
Non-Qualified XVIII	315,441.889	9.68	3,053,477
Non-Qualified XIX	1,833,255.185	9.71	17,800,908
	5,690,037.473		$ 55,480,615
ING American Funds Growth			
Contracts in accumulation period:			
Non-Qualified XIII	64,969.632	$ 10.50	$ 682,181
Non-Qualified XIV	52,636.321	10.50	552,681
Non-Qualified XV	4,609.087	10.49	48,349
Non-Qualified XVI	37,154.887	10.49	389,755
Non-Qualified XVIII	495.785	10.49	5,201
Non-Qualified XIX	9,096.432	10.49	95,422
	168,962.144		$ 1,773,589
ING American Funds Growth-Income			
Currently payable annuity contracts:			$ 195,193
Contracts in accumulation period:			
Non-Qualified XIII	77,766.002	$ 10.37	806,433
Non-Qualified XIV	73,449.107	10.37	761,667
Non-Qualified XIX	11,563.638	10.36	119,799
Non-Qualified XV	34,305.837	10.36	355,408
Non-Qualified XVI	7,195.969	10.36	74,550
Non-Qualified XVIII	3,297.439	10.36	34,161
	207,577.992		$ 2,347,211

Division/Contract	Units	Unit Value	Extended Value
ING American Funds International			
Contracts in accumulation period:			
Non-Qualified XIII	458,581.695	$ 10.61	$ 4,865,552
Non-Qualified XIV	128,125.693	10.60	1,358,132
Non-Qualified XV	149,631.219	10.60	1,586,091
Non-Qualified XVI	109,098.312	10.60	1,156,442
Non-Qualified XVIII	2,432.049	10.59	25,755
Non-Qualified XIX	7,741.755	10.59	81,985
	855,610.723		$ 9,073,957
ING Julius Baer Foreign			
Contracts in accumulation period:			
Non-Qualified V (0.75)	20,616.122	$ 11.72	$ 241,621
	20,616.122		$ 241,621
ING Legg Mason Value			
Contracts in accumulation period:			
Non-Qualified XIII	43,882.190	$ 10.96	$ 480,949
Non-Qualified XIV	32,623.387	10.96	357,552
Non-Qualified XV	2,325.615	10.96	25,489
Non-Qualified XVI	339.198	10.96	3,718
Non-Qualified XVIII	693.225	10.95	7,591
Non-Qualified XIX	583.397	10.95	6,388
	80,447.012		$ 881,687
ING MFS Total Return			
Contracts in accumulation period:			
Non-Qualified V	46,457.410	$ 12.39	$ 575,607
Non-Qualified V (0.75)	91,791.125	12.49	1,146,471
Non-Qualified X	1,213.034	12.39	15,029
Non-Qualified XII	1,011.752	12.48	12,627
Non-Qualified XX	11,809.597	12.45	147,029
Non-Qualified IX	1,929.185	12.85	24,790
	154,212.102		$ 1,921,553
ING T. Rowe Price Equity Income			
Contracts in accumulation period:			
Non-Qualified V	55,087.140	$ 13.81	$ 760,753
Non-Qualified V (0.75)	110,301.927	13.93	1,536,506
Non-Qualified IX	779.150	14.63	11,399
Non-Qualified XX	1,867.106	13.88	25,915
	168,035.323		$ 2,334,573

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Aeltus Enhanced Index			
Contracts in accumulation period:			
Non-Qualified V	1,165.666	$ 10.98	$ 12,799
Non-Qualified V (0.75)	5,910.203	11.13	65,781
	7,075.868		$ 78,580
ING American Century Select			
Contracts in accumulation period:			
Non-Qualified V	6,768.077	$ 9.93	$ 67,207
Non-Qualified V (0.75)	40,149.843	10.06	403,907
Non-Qualified XII	1,727.587	10.05	17,362
	48,645.507		$ 488,476
ING American Century Small Cap Value			
Contracts in accumulation period:			
Non-Qualified V	15,263.666	$ 12.96	$ 197,817
Non-Qualified V (0.75)	48,611.446	13.13	638,268
Non-Qualified IX	77.695	12.87	1,000
Non-Qualified XII	336.239	13.12	4,411
Non-Qualified XX	12,845.926	15.00	192,689
	77,134.971		$ 1,034,185
ING Baron Small Cap Growth			
Contracts in accumulation period:			
Non-Qualified V	63,157.998	$ 14.47	$ 913,896
Non-Qualified V (0.75)	123,221.405	14.66	1,806,426
Non-Qualified IX	1,709.159	14.37	24,561
Non-Qualified XII	502.935	14.64	7,363
Non-Qualified XX	11,637.454	16.22	188,760
	200,228.950		$ 2,941,006
ING Goldman Sachs® Capital Growth			
Contracts in accumulation period:			
Non-Qualified V	3,290.441	$ 10.55	$ 34,714
Non-Qualified V (0.75)	24,427.421	10.69	261,129
Non-Qualified XII	873.236	10.67	9,317
Non-Qualified XX	774.193	12.61	9,763
	29,365.291		$ 314,923

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan International			
Currently payable annuity contracts:			$ 2,689,027
Contracts in accumulation period:			
Non-Qualified V	209,092.011	$ 22.92	4,792,389
Non-Qualified V (0.75)	243,086.212	23.96	5,824,346
Non-Qualified VII	248,566.444	12.55	3,119,509
Non-Qualified VIII	85,528.471	12.69	1,085,356
Non-Qualified IX	4,981.858	22.48	111,992
Non-Qualified X	3,217.308	22.92	73,741
Non-Qualified XII	3,896.660	11.06	43,097
Non-Qualified XIII	996,680.848	10.25	10,215,979
Non-Qualified XIV	918,379.584	10.05	9,229,715
Non-Qualified XV	322,703.366	9.95	3,210,898
Non-Qualified XVI	207,690.373	8.49	1,763,291
Non-Qualified XVIII	62,180.952	8.33	517,967
Non-Qualified XIX	160,467.191	8.38	1,344,715
Non-Qualified XX	628.700	13.27	8,343
	3,467,099.976		$ 44,030,365
ING JPMorgan Mid Cap Value			
Contracts in accumulation period:			
Non-Qualified V	29,365.209	$ 14.02	$ 411,700
Non-Qualified V (0.75)	106,478.599	14.21	1,513,061
Non-Qualified IX	1,516.658	13.93	21,127
Non-Qualified XX	16,913.274	15.92	269,259
	154,273.739		$ 2,215,147
ING MFS Capital Opportunities			
Currently payable annuity contracts:			$ 3,012,586
Contracts in accumulation period:			
Non-Qualified V	177,277.282	$ 26.41	4,681,893
Non-Qualified V (0.75)	134,825.156	27.61	3,722,523
Non-Qualified VII	591,044.239	12.42	7,340,769
Non-Qualified VIII	170,464.753	12.56	2,141,037
Non-Qualified IX	6,217.577	25.90	161,035
Non-Qualified X	5,194.496	26.41	137,187
Non-Qualified XIII	555,400.451	10.26	5,698,409
Non-Qualified XIV	654,366.321	10.06	6,582,925
Non-Qualified XV	166,305.777	9.96	1,656,406
Non-Qualified XVI	239,846.526	6.31	1,513,432
Non-Qualified XVIII	97,533.866	6.18	602,759
Non-Qualified XIX	155,775.960	6.22	968,926
Non-Qualified XX	287.279	13.26	3,809
	2,954,539.683		$ 38,223,696

Division/Contract	Units	Unit Value	Extended Value
ING OpCap Balanced Value			
Contracts in accumulation period:			
Non-Qualified V	79,196.261	$ 11.70	$ 926,596
Non-Qualified V (0.75)	90,164.841	11.85	1,068,453
Non-Qualified IX	6,822.380	11.13	75,933
Non-Qualified XX	3,984.796	13.87	55,269
	180,168.278		$ 2,126,251
ING Oppenheimer Global			
Contracts in accumulation period:			
Non-Qualified V	588.125	$ 12.30	$ 7,234
Non-Qualified V (0.75)	1,215.370	12.47	15,156
	1,803.495		$ 22,390
ING PIMCO Total Return			
Contracts in accumulation period:			
Non-Qualified V	63,478.176	$ 11.35	$ 720,477
Non-Qualified V (0.75)	237,732.193	11.50	2,733,920
Non-Qualified IX	25,605.361	11.27	288,572
Non-Qualified XX	12,682.799	11.18	141,794
	339,498.529		$ 3,884,763
ING Salomon Brothers Aggressive Growth			
Currently payable annuity contracts:			$ 1,521,742
Contracts in accumulation period:			
Non-Qualified V	327,368.492	$ 14.25	4,665,001
Non-Qualified V (0.75)	258,443.178	14.90	3,850,803
Non-Qualified VII	1,960,116.407	13.62	26,696,785
Non-Qualified VIII	318,928.925	9.33	2,975,607
Non-Qualified IX	12,319.500	13.98	172,227
Non-Qualified X	16,173.306	14.25	230,470
Non-Qualified XII	4,262.639	8.14	34,698
Non-Qualified XIII	556,577.509	7.72	4,296,778
Non-Qualified XIV	656,230.280	7.57	4,967,663
Non-Qualified XV	233,079.861	7.50	1,748,099
Non-Qualified XVI	162,985.635	5.27	858,934
Non-Qualified XVIII	96,803.142	5.17	500,472
Non-Qualified XIX	137,503.346	5.20	715,017
Non-Qualified XX	1,505.178	13.63	20,516
	4,742,297.398		$ 53,254,812

Division/Contract	Units	Unit Value	Extended Value
ING Salomon Brothers Fundamental Value			
Contracts in accumulation period:			
Non-Qualified V	37,944.636	$ 11.40	$ 432,569
Non-Qualified V (0.75)	86,617.340	11.55	1,000,430
Non-Qualified IX	3,163.554	11.05	34,957
Non-Qualified XX	1,125.966	13.75	15,482
	128,851.496		$ 1,483,438
ING Salomon Brothers Investors Value			
Contracts in accumulation period:			
Non-Qualified V	20,196.772	$ 11.02	$ 222,568
Non-Qualified V (0.75)	14,067.335	11.17	157,132
Non-Qualified XX	532.809	13.23	7,049
	34,796.915		$ 386,749
ING T. Rowe Price Diversified Mid Cap Growth			
Contracts in accumulation period:			
Non-Qualified V	15,530.124	$ 11.20	$ 173,937
Non-Qualified V (0.75)	32,163.821	11.35	365,059
Non-Qualified IX	1,574.963	10.90	17,167
Non-Qualified XII	315.152	11.33	3,571
Non-Qualified XX	3,746.698	14.04	52,604
	53,330.758		$ 612,338
ING T. Rowe Price Growth Equity			
Currently payable annuity contracts:			$ 6,726,345
Contracts in accumulation period:			
Non-Qualified V	217,537.390	$ 20.42	4,442,114
Non-Qualified V (0.75)	413,855.475	21.35	8,835,814
Non-Qualified VII	1,898,218.540	25.72	48,822,181
Non-Qualified VIII	244,111.377	18.76	4,579,529
Non-Qualified IX	11,357.968	20.03	227,500
Non-Qualified X	10,065.144	20.42	205,530
Non-Qualified XII	1,744.951	12.62	22,021
Non-Qualified XX	4,347.277	13.82	60,079
	2,801,238.122		$ 73,921,113

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity			
Contracts in accumulation period:			
Non-Qualified V	261,133.863	$ 14.50	$ 3,786,441
Non-Qualified V (0.75)	202,035.759	15.16	3,062,862
Non-Qualified VI	18,709.954	12.29	229,945
Non-Qualified VII	1,400,306.790	14.22	19,912,363
Non-Qualified VIII	273,287.807	9.86	2,694,618
Non-Qualified IX	6,637.062	14.22	94,379
Non-Qualified X	136,060.306	14.50	1,972,874
Non-Qualified XI	8,356.733	12.29	102,704
Non-Qualified XIII	341,549.440	9.64	3,292,537
Non-Qualified XIV	503,214.629	9.45	4,755,378
Non-Qualified XV	182,701.292	9.36	1,710,084
Non-Qualified XVI	138,043.732	7.01	967,687
Non-Qualified XVIII	37,967.721	6.88	261,218
Non-Qualified XIX	120,594.309	6.92	834,513
	3,630,599.396		$ 43,677,603
ING Van Kampen Comstock			
Contracts in accumulation period:			
Non-Qualified V	50,627.599	$ 12.26	$ 620,694
Non-Qualified V (0.75)	228,373.167	12.43	2,838,678
Non-Qualified IX	571.570	12.18	6,962
Non-Qualified XII	2,753.062	12.41	34,166
Non-Qualified XX	15,764.911	14.32	225,754
	298,090.309		$ 3,726,254
ING Van Kampen Equity and Income			
Contracts in accumulation period:			
Non-Qualified V	3,087.856	$ 10.98	$ 33,905
Non-Qualified V (0.75)	9,072.582	11.13	100,978
Non-Qualified IX	162.188	10.36	1,680
	12,322.626		$ 136,563
ING VP Strategic Allocation Balanced			
Currently payable annuity contracts:			$ 2,888,023
Contracts in accumulation period:			
Non-Qualified V	63,295.330	$ 17.17	1,086,781
Non-Qualified V (0.75)	101,617.519	17.95	1,824,034
Non-Qualified VII	755,251.393	16.92	12,778,854
Non-Qualified VIII	139,920.313	15.45	2,161,769
Non-Qualified IX	474.508	16.84	7,991
Non-Qualified X	4,238.994	17.63	74,733
	1,064,798.058		$ 20,822,185

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Growth			
Currently payable annuity contracts:			$ 2,083,387
Contracts in accumulation period:			
Non-Qualified V	69,723.542	$ 17.75	1,237,593
Non-Qualified V (0.75)	167,874.904	18.56	3,115,758
Non-Qualified VII	441,999.428	17.49	7,730,570
Non-Qualified VIII	76,407.357	15.68	1,198,067
Non-Qualified IX	2,864.545	17.41	49,872
Non-Qualified X	11,856.558	18.23	216,145
	770,726.333		$ 15,631,392
ING VP Strategic Allocation Income			
Currently payable annuity contracts:			$ 3,576,463
Contracts in accumulation period:			
Non-Qualified V	49,393.099	$ 16.78	828,816
Non-Qualified V (0.75)	39,677.304	17.54	695,940
Non-Qualified VII	584,968.242	16.54	9,675,375
Non-Qualified VIII	226,963.262	15.55	3,529,279
Non-Qualified IX	847.971	16.46	13,958
Non-Qualified X	23,795.635	17.24	410,237
	925,645.513		$ 18,730,068
ING VP Growth and Income			
Currently payable annuity contracts:			$ 96,985,864
Contracts in accumulation period:			
Non-Qualified 1964	958.678	$ 216.86	207,899
Non-Qualified V	3,268,534.038	20.20	66,024,388
Non-Qualified V (0.75)	5,523,034.839	21.12	116,646,496
Non-Qualified VI	955,485.793	18.99	18,144,675
Non-Qualified VII	3,054,426.694	19.96	60,966,357
Non-Qualified VIII	672,513.018	13.46	9,052,025
Non-Qualified IX	48,536.358	19.82	961,991
Non-Qualified X	1,401,295.006	20.59	28,852,664
Non-Qualified XI	23,823.864	19.35	460,992
Non-Qualified XII	36,332.653	8.50	308,828
Non-Qualified XIII	1,061,351.422	8.16	8,660,628
Non-Qualified XIV	1,142,343.424	8.00	9,138,747
Non-Qualified XV	388,591.091	7.93	3,081,527
Non-Qualified XVI	224,659.164	7.08	1,590,587
Non-Qualified XVIII	86,309.022	6.94	598,985
Non-Qualified XIX	152,210.147	6.99	1,063,949
Non-Qualified XX	49,972.311	12.22	610,662
	18,090,377.521		$ 423,357,264

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core - Series 1			
Contracts in accumulation period:			
Non-Qualified VII	67,853.261	$ 10.41	$ 706,352
Non-Qualified VIII	25,406.738	10.43	264,992
Non-Qualified XIII	539,936.925	10.48	5,658,539
Non-Qualified XIV	212,597.585	10.43	2,217,393
Non-Qualified XV	14,354.551	10.41	149,431
Non-Qualified XVI	628,884.672	10.40	6,540,401
Non-Qualified XVIII	106,535.292	10.32	1,099,444
Non-Qualified XIX	618,894.358	10.35	6,405,557
	2,214,463.383		$ 23,042,109
ING GET U.S. Core - Series 2			
Contracts in accumulation period:			
Non-Qualified VII	121,675.337	$ 10.21	$ 1,242,305
Non-Qualified VIII	40,825.189	10.23	417,642
Non-Qualified XIII	442,613.409	10.27	4,545,640
Non-Qualified XIV	354,366.915	10.23	3,625,174
Non-Qualified XV	79,260.253	10.21	809,247
Non-Qualified XVI	501,366.663	10.20	5,113,940
Non-Qualified XVIII	75,607.469	10.14	766,660
Non-Qualified XIX	323,073.279	10.16	3,282,425
	1,938,788.514		$ 19,803,033
ING GET U.S. Core - Series 3			
Contracts in accumulation period:			
Non-Qualified VII	1,371,223.983	$ 9.94	$ 13,629,966
Non-Qualified VIII	685,663.474	9.96	6,829,208
Non-Qualified XIII	1,017,358.830	9.99	10,163,415
Non-Qualified XIV	659,441.327	9.96	6,568,036
Non-Qualified XV	288,867.649	9.94	2,871,344
Non-Qualified XVI	530,341.249	9.93	5,266,289
Non-Qualified XVIII	124,668.947	9.89	1,232,976
Non-Qualified XIX	813,413.002	9.90	8,052,789
	5,490,978.460		$ 54,614,023

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core - Series 4			
Contracts in accumulation period:			
Non-Qualified VII	55,350.795	$ 10.37	$ 573,988
Non-Qualified VIII	11,072.267	10.39	115,041
Non-Qualified XIII	200,119.233	10.41	2,083,241
Non-Qualified XIV	145,744.408	10.39	1,514,284
Non-Qualified XV	47,789.603	10.37	495,578
Non-Qualified XVI	162,517.855	10.37	1,685,310
Non-Qualified XVIII	15,848.954	10.33	163,720
Non-Qualified XIX	149,145.760	10.34	1,542,167
	787,588.874		$ 8,173,329
ING GET U.S. Core - Series 5			
Contracts in accumulation period:			
Non-Qualified VII	26,471.768	$ 10.47	$ 277,159
Non-Qualified VIII	21,298.617	10.48	223,210
Non-Qualified XIII	167,666.632	10.50	1,760,500
Non-Qualified XIV	32,995.601	10.48	345,794
Non-Qualified XV	34,183.739	10.47	357,904
Non-Qualified XVI	94,001.789	10.47	984,199
Non-Qualified XVIII	10,903.412	10.44	113,832
Non-Qualified XIX	34,937.327	10.45	365,095
	422,458.885		$ 4,427,693
ING GET U.S. Core - Series 6			
Contracts in accumulation period:			
Non-Qualified VII	1,006,500.128	$ 10.07	$ 10,135,456
Non-Qualified VIII	136,215.985	10.08	1,373,057
Non-Qualified XIII	2,749,880.961	10.09	27,746,299
Non-Qualified XIV	2,752,856.551	10.08	27,748,794
Non-Qualified XV	1,821,453.506	10.07	18,342,037
Non-Qualified XVI	154,287.101	10.07	1,553,671
Non-Qualified XVIII	7,176.233	10.06	72,193
Non-Qualified XIX	111,210.513	10.06	1,118,778
	8,739,580.979		$ 88,090,285

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core - Series 7			
Contracts in accumulation period:			
Non-Qualified VII	887,189.220	$ 10.00	$ 8,871,892
Non-Qualified VIII	90,036.970	10.00	900,370
Non-Qualified XIII	1,474,440.651	10.00	14,744,407
Non-Qualified XIV	1,993,287.507	10.00	19,932,875
Non-Qualified XV	1,243,708.522	10.00	12,437,085
Non-Qualified XVI	8,296.068	10.00	82,961
Non-Qualified XVIII	4,563.610	10.00	45,636
	5,701,522.548		$ 57,015,226
ING VP Global Science and Technology			
Contracts in accumulation period:			
Non-Qualified V	238,094.069	$ 3.60	$ 857,139
Non-Qualified V (0.75)	572,201.585	3.69	2,111,424
Non-Qualified VII	707,920.613	3.58	2,534,356
Non-Qualified VIII	79,278.288	3.60	285,402
Non-Qualified IX	24,497.489	3.56	87,211
Non-Qualified X	14,401.611	3.65	52,566
Non-Qualified XII	3,645.165	3.68	13,414
Non-Qualified XIII	466,052.674	3.65	1,701,092
Non-Qualified XIV	439,023.168	3.60	1,580,483
Non-Qualified XV	62,318.927	3.58	223,102
Non-Qualified XVI	139,144.166	3.73	519,008
Non-Qualified XVIII	29,625.846	3.66	108,431
Non-Qualified XIX	80,521.064	3.68	296,318
Non-Qualified XX	222.556	11.96	2,662
	2,856,947.221		$ 10,372,608
ING VP Growth			
Currently payable annuity contracts:			$ 2,692,068
Contracts in accumulation period:			
Non-Qualified V	48,730.321	$ 14.30	696,844
Non-Qualified V (0.75)	351,384.521	14.86	5,221,574
Non-Qualified VII	399,687.310	14.13	5,647,582
Non-Qualified VIII	181,830.624	14.29	2,598,360
Non-Qualified IX	1,392.490	14.03	19,537
Non-Qualified XII	329.799	9.25	3,051
Non-Qualified XIII	554,358.579	8.52	4,723,135
Non-Qualified XIV	539,251.173	8.36	4,508,140
Non-Qualified XV	111,972.355	8.28	927,131
Non-Qualified XVI	115,521.339	5.48	633,057
Non-Qualified XVIII	12,606.150	5.38	67,821
Non-Qualified XIX	62,734.392	5.41	339,393
Non-Qualified XX	227.784	12.62	2,875
	2,380,026.839		$ 28,080,568

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap			
Currently payable annuity contracts:			$ 44,116,055
Contracts in accumulation period:			
Non-Qualified V	306,915.964	$ 18.54	5,690,222
Non-Qualified V (0.75)	1,062,734.535	19.33	20,542,659
Non-Qualified VII	1,398,953.392	18.30	25,600,847
Non-Qualified VIII	539,378.244	18.21	9,822,078
Non-Qualified IX	18,218.003	18.19	331,385
Non-Qualified XII	19,914.467	11.25	224,038
Non-Qualified XIII	2,759,569.441	10.77	29,720,563
Non-Qualified XIV	2,357,139.132	10.57	24,914,961
Non-Qualified XV	1,023,640.904	10.46	10,707,284
Non-Qualified XVI	691,020.652	8.03	5,548,896
Non-Qualified XVIII	174,584.744	7.87	1,373,982
Non-Qualified XIX	473,789.616	7.92	3,752,414
Non-Qualified XX	1,294.203	12.99	16,812
	10,827,153.298		$ 182,362,196
ING VP Index Plus MidCap			
Contracts in accumulation period:			
Non-Qualified V	133,131.477	$ 18.79	$ 2,501,540
Non-Qualified V (0.75)	762,456.234	19.43	14,814,525
Non-Qualified IX	12,293.442	18.48	227,183
Non-Qualified XII	27,766.332	20.23	561,713
Non-Qualified XX	8,759.085	14.59	127,795
	944,406.571		$ 18,232,756
ING VP Index Plus SmallCap			
Contracts in accumulation period:			
Non-Qualified V	93,290.456	$ 14.70	$ 1,371,370
Non-Qualified V (0.75)	472,530.398	15.2	7,182,462
Non-Qualified IX	9,103.073	14.45	131,539
Non-Qualified XII	14,220.587	16.34	232,364
Non-Qualified XX	2,974.116	15.31	45,534
	592,118.629		$ 8,963,269

127

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP International Equity			
Currently payable annuity contracts:			$ 1,683,470
Contracts in accumulation period:			
Non-Qualified V	5,471.836	$ 9.43	51,599
Non-Qualified V (0.75)	56,078.938	9.75	546,770
Non-Qualified VII	163,801.293	9.33	1,528,266
Non-Qualified VIII	47,160.238	9.43	444,721
Non-Qualified XIII	355,722.316	9.00	3,201,501
Non-Qualified XIV	309,683.989	8.82	2,731,413
Non-Qualified XV	128,679.636	8.74	1,124,660
Non-Qualified XVI	184,925.296	7.12	1,316,668
Non-Qualified XVIII	23,033.780	6.98	160,776
Non-Qualified XIX	78,253.994	7.03	550,126
	1,352,811.317		$ 13,339,970
ING VP Small Company			
Currently payable annuity contracts:			$ 8,125,753
Contracts in accumulation period:			
Non-Qualified V	52,193.997	$ 22.17	1,157,141
Non-Qualified V (0.75)	306,182.287	23.05	7,057,502
Non-Qualified VII	912,240.803	21.90	19,978,074
Non-Qualified VIII	272,889.538	22.16	6,047,232
Non-Qualified IX	4,684.470	21.75	101,887
Non-Qualified XII	23,142.633	15.90	367,968
Non-Qualified XIII	1,151,774.779	15.49	17,840,991
Non-Qualified XIV	743,437.677	15.19	11,292,818
Non-Qualified XV	229,225.655	15.04	3,447,554
Non-Qualified XVI	387,298.226	10.93	4,233,170
Non-Qualified XVIII	60,874.696	10.72	652,577
Non-Qualified XIX	236,666.145	10.79	2,553,628
Non-Qualified XX	954.607	14.10	13,460
	4,381,565.513		$ 82,869,755
ING VP Value Opportunity			
Contracts in accumulation period:			
Non-Qualified V	41,857.754	$ 18.00	$ 753,440
Non-Qualified V (0.75)	193,402.832	18.71	3,618,567
Non-Qualified VII	533,299.566	17.77	9,476,733
Non-Qualified VIII	121,623.422	17.99	2,188,005
Non-Qualified IX	1,276.388	17.65	22,528
Non-Qualified XII	16,995.065	12.65	214,988
Non-Qualified XX	854.765	12.23	10,454
	909,309.791		$ 16,284,715

128

Division/Contract	Units	Unit Value	Extended Value
ING VP International Value			
Contracts in accumulation period:			
Non-Qualified V	49,802.193	$ 11.87	$ 591,152
Non-Qualified V (0.75)	168,355.691	12.07	2,032,053
Non-Qualified IX	6,238.164	11.76	73,361
Non-Qualified XII	18,767.857	12.05	226,153
Non-Qualified XX	4,296.240	13.22	56,796
	247,460.144		$ 2,979,515
ING VP MagnaCap - Class I			
Contracts in accumulation period:			
Non-Qualified V	2,634.377	$ 9.52	$ 25,079
Non-Qualified V (0.75)	10,391.646	9.64	100,175
	13,026.023		$ 125,254
ING VP MagnaCap - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	60,268.762	$ 9.95	$ 599,674
Non-Qualified XIV	58,843.233	9.84	579,017
Non-Qualified XV	12,048.359	9.78	117,833
Non-Qualified XVI	12,903.304	9.76	125,936
Non-Qualified XVIII	4,527.444	9.60	43,463
Non-Qualified XIX	17,501.983	9.65	168,894
	166,093.085		$ 1,634,817
ING VP MidCap Opportunities - Class I			
Contracts in accumulation period:			
Non-Qualified V	4,829.301	$ 10.28	$ 49,645
Non-Qualified V (0.75)	22,194.413	10.46	232,154
Non-Qualified XII	3,912.247	10.44	40,844
Non-Qualified XX	1,280.133	13.84	17,717
	32,216.095		$ 340,360
ING VP MidCap Opportunities - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	349,195.276	$ 9.26	$ 3,233,548
Non-Qualified XIV	347,514.608	9.16	3,183,234
Non-Qualified XV	94,476.123	9.11	860,677
Non-Qualified XVI	154,308.181	9.09	1,402,661
Non-Qualified XVIII	42,360.448	8.94	378,702
Non-Qualified XIX	191,912.015	8.99	1,725,289
	1,179,766.650		$ 10,784,111

Division/Contract	Units	Unit Value	Extended Value
ING VP Real Estate			
Contracts in accumulation period:			
Non-Qualified V	12,589.389	$ 13.88	$ 174,741
Non-Qualified V (0.75)	58,651.330	13.93	817,013
Non-Qualified XII	14,428.668	13.93	200,991
	85,669.387		$ 1,192,745
ING VP SmallCap Opportunities - Class I			
Contracts in accumulation period:			
Non-Qualified V	5,867.007	$ 7.42	$ 43,533
Non-Qualified V (0.75)	122,292.668	7.55	923,310
Non-Qualified XX	233.976	12.78	2,990
	128,393.652		$ 969,833
ING VP SmallCap Opportunities - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	228,383.394	$ 7.07	$ 1,614,671
Non-Qualified XIV	249,195.161	6.99	1,741,874
Non-Qualified XIX	79,772.011	6.86	547,236
Non-Qualified XV	78,291.385	6.95	544,125
Non-Qualified XVI	90,620.915	6.94	628,909
Non-Qualified XVIII	38,830.004	6.82	264,821
	765,092.870		$ 5,341,636
ING VP Balanced			
Currently payable annuity contracts:			$ 45,180,069
Contracts in accumulation period:			
Non-Qualified V	1,342,969.084	$ 25.68	34,487,446
Non-Qualified V (0.75)	929,064.374	26.84	24,936,088
Non-Qualified VI	41,006.995	21.68	889,032
Non-Qualified VII	1,301,153.739	24.95	32,463,786
Non-Qualified VIII	379,563.335	17.81	6,760,023
Non-Qualified IX	10,164.223	25.19	256,037
Non-Qualified X	217,194.289	26.17	5,683,975
Non-Qualified XI	2,019.340	22.09	44,607
Non-Qualified XII	12,328.826	12.71	156,699
Non-Qualified XIII	1,305,748.947	12.32	16,086,827
Non-Qualified XIV	964,065.113	12.08	11,645,907
Non-Qualified XV	429,399.131	11.97	5,139,908
Non-Qualified XVI	312,115.322	10.05	3,136,759
Non-Qualified XVIII	71,463.408	9.85	703,915
Non-Qualified XIX	200,404.859	9.92	1,988,016
Non-Qualified XX	12.098	12.51	151
	7,518,673.083		$ 189,559,245

Division/Contract	Units	Unit Value		Extended Value
ING VP Emerging Markets				
Contracts in accumulation period:				
Non-Qualified VII	69,835.325	$ 11.02	$	769,585
	69,835.325		$	769,585
ING VP Intermediate Bond				
Currently payable annuity contracts:			$	12,463,268
Contracts in accumulation period:				
Non-Qualified V	1,012,406.746	$ 18.92		19,154,736
Non-Qualified V (0.75)	1,071,475.144	19.78		21,193,778
Non-Qualified VI	27,972.524	17.36		485,603
Non-Qualified VII	1,440,152.769	18.38		26,470,008
Non-Qualified VIII	421,916.782	15.79		6,662,066
Non-Qualified IX	8,892.198	18.56		165,039
Non-Qualified X	237,188.220	19.14		4,539,783
Non-Qualified XI	1,200.432	17.55		21,068
Non-Qualified XII	1,181.572	14.14		16,707
Non-Qualified XIII	1,069,558.214	13.93		14,898,946
Non-Qualified XIV	1,246,911.896	13.66		17,032,816
Non-Qualified XV	438,603.327	13.52		5,929,917
Non-Qualified XVI	380,270.840	12.97		4,932,113
Non-Qualified XVIII	65,243.314	12.72		829,895
Non-Qualified XIX	235,214.819	12.80		3,010,750
Non-Qualified XX	6,478.684	11.37		73,663
	7,664,667.482		$	137,880,156
ING VP Money Market				
Currently payable annuity contracts:			$	5,081,623
Contracts in accumulation period:				
Non-Qualified V	546,291.829	$ 13.88		7,582,531
Non-Qualified V (0.75)	1,029,618.505	14.51		14,939,765
Non-Qualified VI	11,852.443	13.60		161,193
Non-Qualified VII	3,544,102.686	13.63		48,306,120
Non-Qualified VIII	657,977.858	12.44		8,185,245
Non-Qualified IX	1,714.625	13.61		23,336
Non-Qualified X	182,060.409	13.88		2,526,998
Non-Qualified XII	4,344.698	11.75		51,050
Non-Qualified XIII	2,815,300.710	11.60		32,657,488
Non-Qualified XIV	3,781,977.346	11.37		43,001,082
Non-Qualified XV	1,683,216.447	11.26		18,953,017
Non-Qualified XVI	447,162.532	10.30		4,605,774
Non-Qualified XVIII	234,869.855	10.10		2,372,186
Non-Qualified XIX	426,126.420	10.17		4,333,706
	15,366,616.362		$	192,781,114

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Natural Resources			
Contracts in accumulation period:			
Non-Qualified V	33,814.847	$ 16.73	$ 565,722
Non-Qualified V (0.75)	30,688.249	17.48	536,431
Non-Qualified VII	45,273.969	16.42	743,399
Non-Qualified IX	31.296	16.41	514
Non-Qualified X	881.859	16.73	14,754
	110,690.221		$ 1,860,820
Janus Aspen Balanced			
Contracts in accumulation period:			
Non-Qualified V	303,557.215	$ 25.22	$ 7,655,713
Non-Qualified V (0.75)	376,517.988	26.36	9,925,014
Non-Qualified VII	1,451,761.281	27.77	40,315,411
Non-Qualified VIII	483,378.788	22.28	10,769,679
Non-Qualified IX	3,111.139	24.74	76,970
Non-Qualified X	12,240.485	25.22	308,705
Non-Qualified XII	4,924.728	15.01	73,920
Non-Qualified XIII	2,345,079.071	14.13	33,135,967
Non-Qualified XIV	2,462,713.831	13.86	34,133,214
Non-Qualified XV	832,253.390	13.73	11,426,839
Non-Qualified XVI	447,567.108	10.14	4,538,330
Non-Qualified XVIII	109,433.382	9.95	1,088,862
Non-Qualified XX	10,602.388	12.02	127,441
Non-Qualified XIX	321,077.514	10.01	3,213,986
	9,164,218.308		$ 156,790,051
Janus Aspen Flexible Income			
Contracts in accumulation period:			
Non-Qualified V	81,302.241	$ 20.45	$ 1,662,631
Non-Qualified V (0.75)	122,926.910	21.38	2,628,177
Non-Qualified VII	455,683.539	20.12	9,168,353
Non-Qualified VIII	125,500.266	16.97	2,129,740
Non-Qualified IX	1,624.092	20.06	32,579
Non-Qualified X	5,477.176	20.45	112,008
Non-Qualified XII	95.320	13.98	1,333
Non-Qualified XX	1,108.570	11.46	12,704
	793,718.112		$ 15,747,525

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Growth			
Currently payable annuity contracts:			$ 5,658,526
Contracts in accumulation period:			
Non-Qualified V	246,837.155	$ 17.95	4,430,727
Non-Qualified V (0.75)	269,491.218	18.76	5,055,655
Non-Qualified VII	992,984.736	21.12	20,971,838
Non-Qualified VIII	204,808.959	15.17	3,106,952
Non-Qualified IX	5,215.269	17.61	91,841
Non-Qualified X	17,334.475	17.95	311,154
Non-Qualified XII	4,686.574	10.20	47,803
Non-Qualified XIII	1,452,287.020	9.68	14,058,138
Non-Qualified XIV	2,147,879.640	9.49	20,383,378
Non-Qualified XV	719,343.866	9.40	6,761,832
Non-Qualified XVI	240,635.371	5.97	1,436,593
Non-Qualified XVIII	107,667.659	5.85	629,856
Non-Qualified XX	3,133.792	12.47	39,078
Non-Qualified XIX	254,253.944	5.89	1,497,556
	6,666,559.679		$ 84,480,927
Janus Aspen Mid Cap Growth			
Contracts in accumulation period:			
Non-Qualified V	438,673.952	$ 20.74	$ 9,098,098
Non-Qualified V (0.75)	508,474.084	21.68	11,023,718
Non-Qualified VII	1,096,702.771	20.52	22,504,341
Non-Qualified VIII	269,336.595	14.37	3,870,367
Non-Qualified IX	18,452.132	20.34	375,316
Non-Qualified X	17,565.138	20.74	364,301
Non-Qualified XII	2,107.192	12.16	25,623
Non-Qualified XIII	1,735,478.017	11.41	19,801,804
Non-Qualified XIV	1,362,611.170	11.19	15,247,619
Non-Qualified XV	566,326.585	11.08	6,274,899
Non-Qualified XVI	676,302.394	4.68	3,165,095
Non-Qualified XVIII	245,789.412	4.59	1,128,173
Non-Qualified XX	2,944.777	15.29	45,026
Non-Qualified XIX	290,051.459	4.62	1,340,038
	7,230,815.679		$ 94,264,418

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Worldwide Growth			
Currently payable annuity contracts:			$ 5,722,940
Contracts in accumulation period:			
Non-Qualified V	343,860.428	$ 20.59	7,080,086
Non-Qualified V (0.75)	636,923.946	21.52	13,706,603
Non-Qualified VII	2,546,336.205	23.00	58,565,733
Non-Qualified VIII	511,984.097	16.76	8,580,853
Non-Qualified IX	17,076.083	20.20	344,937
Non-Qualified X	17,546.416	20.59	361,281
Non-Qualified XII	14,506.278	10.10	146,513
Non-Qualified XIII	2,517,662.085	9.41	23,691,200
Non-Qualified XIV	2,413,517.634	9.23	22,276,768
Non-Qualified XV	713,488.202	9.14	6,521,282
Non-Qualified XVI	530,921.410	6.07	3,222,693
Non-Qualified XVIII	171,278.711	5.95	1,019,108
Non-Qualified XIX	496,022.579	5.99	2,971,175
Non-Qualified XX	2,953.931	11.54	34,088
	10,934,078.005		$ 154,245,260
Lord Abbett Growth and Income			
Contracts in accumulation period:			
Non-Qualified V	147,017.583	$ 11.31	$ 1,662,769
Non-Qualified V (0.75)	431,107.585	11.50	4,957,737
Non-Qualified IX	6,483.392	11.21	72,679
Non-Qualified XII	808.845	11.48	9,286
Non-Qualified XX	5,129.807	13.69	70,227
	590,547.211		$ 6,772,698
Lord Abbett Mid-Cap Value			
Contracts in accumulation period:			
Non-Qualified V	56,029.603	$ 12.56	$ 703,732
Non-Qualified V (0.75)	226,937.205	12.78	2,900,257
Non-Qualified IX	2,673.368	12.45	33,283
Non-Qualified XII	1,002.084	12.76	12,787
Non-Qualified XX	5,484.847	14.98	82,163
	292,127.107		$ 3,732,222
MFS® VIT Strategic Income			
Contracts in accumulation period:			
Non-Qualified VII	156,244.603	$ 13.78	$ 2,153,051
Non-Qualified VIII	25,058.591	13.96	349,818
	181,303.194		$ 2,502,869

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
MFS® VIT Total Return			
Contracts in accumulation period:			
Non-Qualified VII	1,808,989.599	$ 19.52	$ 35,311,477
Non-Qualified VIII	488,231.994	19.78	9,657,229
Non-Qualified XIII	2,060,200.461	14.14	29,131,235
Non-Qualified XIV	2,749,759.330	13.87	38,139,162
Non-Qualified XV	788,222.026	13.73	10,822,288
Non-Qualified XVI	845,250.848	12.50	10,565,636
Non-Qualified XVIII	143,628.216	12.25	1,759,446
Non-Qualified XIX	576,686.392	12.33	7,110,543
	9,460,968.866		$ 142,497,016
Oppenheimer Aggressive Growth			
Currently payable annuity contracts:			$ 1,893,483
Contracts in accumulation period:			
Non-Qualified VII	532,594.088	$ 15.12	8,052,823
Non-Qualified VIII	203,858.861	15.29	3,117,002
Non-Qualified XIII	535,637.326	10.76	5,763,458
Non-Qualified XIV	699,812.911	10.55	7,383,026
Non-Qualified XV	180,374.612	10.45	1,884,915
Non-Qualified XVI	400,630.820	4.81	1,927,034
Non-Qualified XVIII	315,521.710	4.71	1,486,107
Non-Qualified XIX	287,607.459	4.75	1,366,135
	3,156,037.787		$ 32,873,983
Oppenheimer Global Securities			
Contracts in accumulation period:			
Non-Qualified V	172,903.559	$ 18.07	$ 3,124,367
Non-Qualified V (0.75)	695,649.807	18.68	12,994,738
Non-Qualified VII	937,941.585	23.19	21,750,865
Non-Qualified VIII	203,637.044	23.47	4,779,361
Non-Qualified IX	19,356.940	17.77	343,973
Non-Qualified XII	20,498.568	18.73	383,938
Non-Qualified XX	22,821.577	15.03	343,008
	2,072,809.080		$ 43,720,250

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Main Street®			
Currently payable annuity contracts:			$ 7,476,625
Contracts in accumulation period:			
Non-Qualified VII	1,348,464.491	$ 13.63	18,379,571
Non-Qualified VIII	490,727.201	13.79	6,767,128
Non-Qualified XIII	1,000,860.074	9.63	9,638,283
Non-Qualified XIV	1,555,331.181	9.45	14,697,880
Non-Qualified XV	584,608.723	9.35	5,466,092
Non-Qualified XVI	316,825.028	8.43	2,670,835
Non-Qualified XVIII	80,516.748	8.27	665,874
Non-Qualified XIX	316,171.377	8.33	2,633,708
	5,693,504.823		$ 68,395,996
Oppenheimer Strategic Bond			
Currently payable annuity contracts:			$ 2,460,441
Contracts in accumulation period:			
Non-Qualified V	82,690.603	$ 14.00	1,157,668
Non-Qualified V (0.75)	201,561.708	14.48	2,918,614
Non-Qualified VII	803,237.777	15.31	12,297,570
Non-Qualified VIII	166,334.302	15.49	2,576,518
Non-Qualified IX	1,194.439	13.77	16,447
Non-Qualified XIII	821,225.322	14.15	11,620,338
Non-Qualified XIV	1,013,637.885	13.88	14,069,294
Non-Qualified XV	381,380.848	13.74	5,240,173
Non-Qualified XVI	255,301.822	13.55	3,459,340
Non-Qualified XVIII	58,215.833	13.29	773,688
Non-Qualified XX	16,350.973	13.17	215,342
Non-Qualified XIX	136,683.746	13.38	1,828,829
	3,937,815.261		$ 58,634,262
PIMCO VIT Real Return			
Contracts in accumulation period:			
Non-Qualified V (0.75)	48,251.584	$ 10.82	$ 522,082
	48,251.584		$ 522,082

Division/Contract	Units	Unit Value	Extended Value
Pioneer Equity Income VCT			
Contracts in accumulation period:			
Non-Qualified V	40,647.955	$ 11.12	$ 452,005
Non-Qualified V (0.75)	84,426.843	11.31	954,868
Non-Qualified IX	3,372.388	11.02	37,164
Non-Qualified XII	6,299.000	11.29	71,116
Non-Qualified XX	4,954.310	13.32	65,991
	139,700.496		$ 1,581,144
Pioneer Fund VCT			
Contracts in accumulation period:			
Non-Qualified V	60.856	$ 10.12	$ 616
Non-Qualified V (0.75)	5,033.296	10.29	51,793
	5,094.152		$ 52,409
Pioneer High Yield VCT			
Contracts in accumulation period:			
Non-Qualified V (0.75)	20,206.918	$ 10.68	$ 215,810
	20,206.918		$ 215,810
Pioneer Mid Cap Value VCT			
Contracts in accumulation period:			
Non-Qualified V	33,380.458	$ 14.30	$ 477,341
Non-Qualified V (0.75)	173,075.973	14.55	2,518,255
Non-Qualified IX	2,457.910	14.18	34,853
Non-Qualified XII	9,989.956	14.53	145,154
Non-Qualified XX	1,071.113	15.93	17,063
	219,975.409		$ 3,192,666
Jennison			
Contracts in accumulation period:			
Non-Qualified XIII	31,153.813	$ 8.43	$ 262,627
Non-Qualified XIV	63,454.234	8.34	529,208
Non-Qualified XIX	6,285.956	8.18	51,419
Non-Qualified XV	42,622.109	8.29	353,337
Non-Qualified XVI	14,825.289	8.27	122,605
Non-Qualified XVIII	1,252.663	8.14	10,197
	159,594.065		$ 1,329,393

Division/Contract	Units	Unit Value	Extended Value
SP William Blair International Growth			
Contracts in accumulation period:			
Non-Qualified XIII	179,351.021	$ 9.13	$ 1,637,475
Non-Qualified XIV	261,860.021	9.03	2,364,596
Non-Qualified XIX	73,520.261	8.86	651,390
Non-Qualified XV	48,005.834	8.98	431,092
Non-Qualified XVI	105,258.550	8.96	943,117
Non-Qualified XVIII	14,290.240	8.81	125,897
	682,285.927		$ 6,153,567
UBS U.S. Allocation			
Contracts in accumulation period:			
Non-Qualified XIII	105,312.240	$ 9.41	$ 990,988
Non-Qualified XIV	613,897.727	9.25	5,678,554
Non-Qualified XV	72,367.544	9.17	663,610
Non-Qualified XVI	107,027.964	8.55	915,089
Non-Qualified XVIII	15,588.862	8.38	130,635
Non-Qualified XIX	63,102.438	8.44	532,585
	977,296.775		$ 8,911,461
Wanger Select			
Contracts in accumulation period:			
Non-Qualified V (0.75)	21,768.701	$ 11.45	$ 249,252
	21,768.701		$ 249,252
Wanger U.S. Smaller Companies			
Contracts in accumulation period:			
Non-Qualified V (0.75)	8,396.540	$ 11.61	$ 97,484
	8,396.540		$ 97,484

Non-Qualified 1964

Individual Contracts issued from December 1, 1964 to March 14, 1967.

Non-Qualified V

Certain AetnaPlus Contracts issued in connection with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified Contracts.

Non-Qualified V (0.75)

Subset of Non-Qualified V Contracts having a mortality and expense charge of 0.75%

Non-Qualified VI

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Non-Qualified I).

Non-Qualified VII

Certain individual and group Contracts issued as non-qualified deferred annuity contracts or Individual retirement annuity Contracts issued since May 4, 1994.

Non-Qualified VIII

Certain individual retirement annuity Contracts issued since May 1, 1998.

Non-Qualified IX

Group Aetna Plus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with deferred compensation plans.

Non-Qualified X

Group AetnaPlus contracts containing contractual limits on fees, issued in connection with deferred compensation plans and as individual non-qualified Contracts, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XI

Certain Contracts, previously valued under Non-Qualified VI, containing contractual limits on fees, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XII

Certain individual retirement annuity contracts issued since March 1999.

Non-Qualified XIII

Certain individual retirement annuity Contracts issued since October 1, 1998.

Non-Qualified XIV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XVI

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XVII

Group AetnaPlus contracts issued in connection with deferred compensation plans having Contract modifications effective September 1, 1999.

Non-Qualified XVIII

Certain individual retirement annuity Contracts issued since September 2000.

Non-Qualified XIX

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XX

Certain deferred compensation Contracts issued since December 2002.

8.   Financial Highlights

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2004, 2003, 2002 and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Capital Appreciation						
2004	1,652	$5.69 to $9.99	$ 15,172	- %	0.75% to 1.90%	4.60% to 5.80%
2003	2,018	$5.44 to $9.46	17,500	-	0.75% to 1.90%	27.10% to 28.59%
2002	2,233	$4.28 to $7.37	14,832	-	0.45% to 1.90%	-25.80% to -0.04%
2001	2,600	$5.77 to $9.84	23,509	7.71	0.45% to 2.25%	-24.75% to -23.82%
2000	2,085	$7.67 to $12.95	25,987	(a)	(a)	(a)
AIM V.I. Core Equity						
2004	2,909	$6.71 to $12.80	31,830	0.91	0.75% to 2.25%	6.85% to 8.23%
2003	3,366	$6.28 to $11.86	34,908	0.97	0.75% to 2.25%	22.18% to 23.44%
2002	3,742	$5.14 to $7.67	29,940	0.30	0.75% to 2.25%	-17.19% to -16.21%
2001	4,491	$6.21 to $9.17	42,858	0.05	0.45% to 2.25%	-24.31% to -16.23%
2000	4,034	$8.20 to $12.00	49,823	(a)	(a)	(a)
AIM V.I. Government Securities						
2004	1,184	$11.62 to $12.57	14,556	3.70	0.95% to 1.90%	0.61% to 1.62%
2003	1,239	$11.55 to $12.37	15,026	1.78	0.95% to 1.90%	-0.86% to 0.08%
2002	2,139	$11.65 to $12.36	25,997	2.67	0.95% to 1.90%	0.07% to 8.01%
2001	819	$10.83 to $11.38	9,149	5.55	0.50% to 1.90%	4.38% to 5.40%
2000	28	$10.38 to $10.80	295	(a)	(a)	(a)
AIM V.I. Growth						
2004	2,462	$4.56 to $12.89	16,959	-	0.75% to 1.90%	6.05% to 7.35%
2003	2,783	$4.30 to $6.62	18,067	-	0.75% to 1.90%	28.74% to 30.23%
2002	3,069	$3.34 to $5.09	14,946	-	0.75% to 1.90%	-32.29% to -31.49%
2001	3,912	$4.93 to $7.44	27,757	0.20	0.45% to 2.25%	-35.18% to -34.38%
2000	3,321	$7.60 to $11.37	37,257	(a)	(a)	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Premier Equity						
2004	4,062	$6.57 to $8.97	$ 36,351	0.42 %	0.75% to 1.90%	3.79% to 5.08%
2003	5,018	$6.33 to $8.56	42,830	0.28	0.75% to 1.90%	22.67% to 24.23%
2002	5,969	$5.16 to $6.91	41,327	0.29	0.45% to 1.90%	-31.59% to -30.57%
2001	7,410	$7.54 to $10.00	74,008	2.16	0.45% to 2.25%	-14.24% to -9.62%
2000	6,222	$8.79 to $11.55	73,350	(a)	(a)	(a)
Alger American Balanced						
2004	74	$25.89	1,926	1.49	1.40%	3.11%
2003	94	$25.11	2,367	2.17	1.40%	17.34%
2002	120	$21.40	2,576	1.69	1.40%	-13.52%
2001	152	$24.74	3,765	3.07	0.85% to 1.40%	-3.31%
2000	191	$25.59	4,888	(a)	(a)	(a)
Alger American Income & Growth						
2004	223	$23.57	5,250	0.55	1.40%	6.31%
2003	292	$22.17	6,470	0.32	1.40%	28.08%
2002	356	$17.31	6,167	0.64	1.40%	-32.07%
2001	443	$25.49	11,279	6.98	0.85% to 1.40%	-15.53%
2000	550	$30.17	16,586	(a)	(a)	(a)
Alger American Leveraged AllCap						
2004	206	$18.30 to $24.78	5,104	-	1.25% to 1.40%	6.67% to 6.83%
2003	277	$17.13 to $23.23	6,443	-	1.25% to 1.40%	32.82% to 33.10%
2002	327	$12.87 to $17.49	5,724	0.01	1.25% to 1.40%	-34.84% to -34.74%
2001	388	$19.73 to $26.84	10,424	3.28	0.85% to 1.40%	-17.11% to -16.99%
2000	481	$23.77 to $32.38	15,563	(a)	(a)	(a)
AllianceBernstein VPSF Growth and Income						
2004	4,305	$11.03 to $11.32	48,096	0.88	0.95% to 1.90%	9.36% to 10.39%
2003	3,443	$10.03 to $10.30	34,971	0.90	0.95% to 1.90%	29.96% to 31.27%
2002	2,855	$7.68 to $7.89	22,169	0.80	0.95% to 1.90%	-23.53% to -22.79%
2001	2,791	$9.99 to $10.27	28,177	4.75	0.50% to 1.90%	-1.56% to -0.60%
2000	88	$10.10 to $10.39	898	(a)	(a)	(a)

142

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AllianceBernstein VPSF Premier Growth						
2004	1,319	$5.54 to $5.96	$ 7,542	- %	0.95% to 1.90%	6.56% to 7.60%
2003	1,368	$5.17 to $5.57	7,314	-	0.95% to 1.90%	21.46% to 22.61%
2002	1,333	$4.24 to $4.57	5,838	-	0.95% to 1.90%	-31.96% to -31.30%
2001	1,331	$6.20 to $6.69	8,532	6.31	0.50% to 1.90%	-18.80% to -17.99%
2000	341	$7.60 to $8.20	2,687	(a)	(a)	(a)
AllianceBernstein VPSF Small Cap Growth						
2004	582	$8.07 to $9.29	5,141	-	0.95% to 1.90%	12.40% to 13.43%
2003	500	$7.18 to $8.19	3,918	-	0.95% to 1.90%	46.23% to 47.57%
2002	128	$4.91 to $5.55	684	-	0.95% to 1.90%	-33.07% to -32.42%
2001	116	$7.34 to $8.22	910	3.62	0.50% to 1.90%	-14.43% to -13.59%
2000	9	$8.58 to $9.51	82	(a)	(a)	(a)
American Century® VP Balanced						
2004	56	$19.69	1,096	1.83	1.40%	8.25%
2003	78	$18.19	1,420	2.75	1.40%	17.81%
2002	96	$15.44	1,483	2.84	1.40%	-10.82%
2001	118	$17.32	2,043	6.22	0.85% to 1.40%	-4.90%
2000	147	$18.21	2,684	(a)	(a)	(a)
American Century® VP International						
2004	73	$14.91 to $16.33	1,196	0.55	1.25% to 1.40%	13.32% to 13.56%
2003	93	$13.13 to $14.41	1,346	0.75	1.25% to 1.40%	22.74% to 22.94%
2002	131	$10.68 to $11.74	1,539	0.83	1.25% to 1.40%	-21.49% to -21.37%
2001	185	$13.59 to $14.95	2,759	10.20	0.85% to 1.40%	-30.17% to -30.06%
2000	229	$19.43 to $21.41	4,905	(a)	(a)	(a)
Calvert Social Balanced						
2004	166	$12.07 to $22.73	2,229	1.66	0.75% to 1.40%	6.81% to 7.47%
2003	178	$11.30 to $21.15	2,228	1.98	0.75% to 1.40%	17.59% to 18.42%
2002	167	$9.61 to $17.86	1,775	2.79	0.75% to 1.40%	-13.38% to -12.81%
2001	158	$11.09 to $20.48	1,959	4.91	0.45% to 1.50%	-8.25% to -7.64%
2000	175	$12.09 to $22.18	2,514	(a)	(a)	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Federated American Leaders						
2004	1,665	$18.30 to $25.29	$ 42,192	1.46 %	1.25% to 1.40%	8.22% to 8.41%
2003	2,211	$16.88 to $23.37	51,717	1.51	1.25% to 1.40%	25.92% to 26.06%
2002	2,720	$13.39 to $18.56	50,539	1.17	1.25% to 1.40%	-21.33% to -21.21%
2001	3,522	$16.99 to $23.59	83,193	2.06	0.85% to 1.40%	-5.56% to -5.42%
2000	4,105	$17.97 to $24.98	102,586	(a)	(a)	(a)
Federated Capital Income						
2004	373	$11.56 to $13.82	5,170	4.59	1.25% to 1.40%	8.39% to 8.54%
2003	505	$10.65 to $12.75	6,460	6.55	1.25% to 1.40%	18.94% to 19.13%
2002	653	$8.94 to $10.72	7,021	5.71	1.25% to 1.40%	-25.01% to -24.90%
2001	923	$11.90 to $14.29	13,230	3.57	0.85% to 1.40%	-14.94% to -14.81%
2000	1,149	$13.97 to $16.80	19,351	(a)	(a)	(a)
Federated Equity Income						
2004	654	$13.73	9,093	2.05	1.25% to 1.40%	11.26%
2003	884	$12.34	11,005	1.89	1.25% to 1.40%	25.53%
2002	1,035	$9.83	10,264	2.11	1.25% to 1.40%	-21.85%
2001	1,384	$12.58	17,476	1.97	0.75% to 1.40%	-12.24%
2000	1,690	$14.33	24,264	(a)	(a)	(a)
Federated Fund for U.S. Government Securities						
2004	407	$15.83	6,444	5.03	1.25% to 1.40%	2.19%
2003	635	$15.49	9,833	3.85	1.25% to 1.40%	0.91%
2002	826	$15.35	12,674	3.65	1.40%	0.0752
2001	820	$14.28	11,702	3.90	0.85% to 1.40%	5.53%
2000	823	$13.53	11,133	(a)	(a)	(a)
Federated High Income Bond						
2004	666	$15.13 to $17.70	11,845	7.82	1.25% to 1.40%	8.92% to 9.08%
2003	970	$13.87 to $16.25	15,774	7.68	1.25% to 1.40%	20.55% to 20.71%
2002	1,236	$11.49 to $13.48	16,683	10.52	1.25% to 1.40%	-0.03% to 0.12%
2001	1,548	$11.48 to $13.49	20,899	11.00	0.85% to 1.40%	-0.04% to 0.10%
2000	1,959	$11.46 to $13.49	26,446	(a)	(a)	(a)

144

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Federated International Equity						
2004	367	$14.71 to $15.87	$ 5,865	- %	1.25% to 1.40%	12.47% to 12.63%
2003	462	$13.06 to $14.11	6,565	-	1.25% to 1.40%	30.05% to 30.21%
2002	551	$10.03 to $10.85	6,024	-	1.25% to 1.40%	-23.84% to -23.73%
2001	767	$13.15 to $14.25	10,976	12.94	0.85% to 1.40%	-30.42% to -30.31%
2000	978	$18.87 to $20.48	20,057	(a)	(a)	(a)
Federated Mid Cap Growth Strategies						
2004	489	$21.43	10,473	-	1.40%	13.81%
2003	627	$18.83	11,813	-	1.40%	38.15%
2002	764	$13.63	10,415	-	1.40%	-27.38%
2001	1,117	$18.77	20,974	1.68	0.85% to 1.40%	-23.48%
2000	1,378	$24.53	33,809	(a)	(a)	(a)
Federated Prime Money						
2004	266	$12.51	3,326	0.78	1.40%	-0.64%
2003	392	$12.59	4,930	0.71	1.40%	-0.71%
2002	583	$12.68	7,387	1.37	1.40%	0%
2001	695	$12.68	8,812	3.44	0.85% to 1.40%	2.28%
2000	702	$12.40	8,703	(a)	(a)	(a)
Fidelity® VIP Contrafund®						
2004	13,694	$10.30 to $27.52	243,399	0.31	0.75% to 1.90%	13.19% to 14.61%
2003	11,483	$9.10 to $24.17	188,055	0.43	0.75% to 1.90%	-29.37% to 27.50%
2002	10,912	$7.22 to $19.81	145,571	0.86	0.45% to 1.90%	-11.07% to 78.65%
2001	11,618	$8.12 to $21.96	173,999	3.56	0.45% to 1.90%	-13.93% to -3.25%
2000	12,102	$9.43 to $24.67	216,963	(a)	(a)	(a)
Fidelity® VIP Equity-Income						
2004	12,953	$11.31 to $25.37	218,459	1.49	0.75% to 1.90%	9.49% to 10.71%
2003	12,003	$10.33 to $23.07	192,149	1.64	0.75% to 1.90%	27.85% to 29.33%
2002	11,480	$8.08 to $17.95	146,420	1.78	0.75% to 1.90%	-18.53% to -17.57%
2001	12,170	$9.92 to $21.92	193,019	6.26	0.45% to 1.90%	-6.77% to -5.67%
2000	10,395	$10.64 to $23.40	188,025	(a)	(a)	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Growth						
2004	8,483	$6.25 to $23.41	$ 109,798	0.28 %	0.75% to 1.90%	1.30% to 2.57%
2003	9,688	$6.17 to $22.97	125,864	0.26	0.75% to 1.90%	30.44% to 31.85%
2002	9,473	$4.73 to $17.54	98,180	0.26	0.45% to 1.90%	-31.44% to -30.42%
2001	10,633	$6.90 to 25.45	167,319	7.26	0.45% to 1.90%	-19.23% to -18.23%
2000	9,467	$8.54 to $31.34	209,610	(a)	(a)	(a)
Fidelity® VIP High Income						
2004	4,370	$8.76 to $12.92	47,964	8.75	0.80% to 2.25%	7.54% to 8.54%
2003	5,612	$8.11 to $11.96	56,970	6.32	0.95% to 2.25%	24.90% to 26.10%
2002	4,489	$6.46 to $9.53	36,456	10.78	0.95% to 2.25%	1.48% to 2.46%
2001	4,973	$6.34 to $9.34	39,385	13.71	0.50% to 2.25%	-13.42% to -12.58%
2000	4,980	$7.28 to $10.74	45,512	(a)	(a)	(a)
Fidelity® VIP *Asset Manager*[SM]						
2004	631	$15.94 to $19.00	11,587	2.72	1.25% to 1.40%	4.00% to 4.18%
2003	681	$15.30 to $18.27	12,034	3.51	1.25% to 1.40%	16.30% to 16.53%
2002	728	$13.13 to $15.71	11,086	4.06	1.25% to 1.40%	-10.01% to -9.87%
2001	831	$14.57 to $17.45	14,094	6.08	0.85% to 1.40%	-5.44% to -5.30%
2000	993	$15.39 to $18.46	17,821	(a)	(a)	(a)
Fidelity® VIP Investment Grade Bond						
2004	118	$16.25 to $16.55	1,958	4.38	1.25% to 1.40%	2.99% to 3.11%
2003	140	$15.76 to $16.07	2,244	4.39	1.25% to 1.40%	3.74% to 3.89%
2002	187	$15.17 to $15.49	2,890	4.05	1.25% to 1.40%	8.80% to 8.96%
2001	217	$13.92 to $14.24	3,084	5.86	0.85% to 1.40%	6.94% to 7.10%
2000	278	$13.00 to $13.32	3,700	(a)	(a)	(a)
Fidelity® VIP Index 500						
2004	3,269	$18.62 to $22.16	70,298	1.34	1.25% to 1.40%	9.11% to 9.21%
2003	3,762	$17.05 to $20.31	74,266	1.44	1.25% to 1.40%	26.62% to 26.86%
2002	4,125	$13.44 to $16.04	64,190	1.38	1.25% to 1.40%	-23.34% to -23.22%
2001	4,961	$17.51 to $20.93	100,783	1.20	0.85% to 1.40%	-13.34% to -13.21%
2000	5,672	$20.17 to $24.15	133,049	(a)	(a)	(a)

146

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Overseas						
2004	986	$10.99 to $16.51	$ 15,669	1.18 %	0.75% to 1.50%	11.93% to 12.79%
2003	979	$9.75 to $14.74	13,904	0.58	0.75% to 1.50%	41.30% to 42.34%
2002	654	$6.85 to $10.42	6,617	0.85	0.75% to 1.50%	-21.47% to -20.88%
2001	770	$8.67 to $13.26	9,914	13.97	0.45% to 1.50%	-22.35% to -21.76%
2000	872	$11.08 to $17.06	14,451	(a)	(a)	(a)
Franklin Small Cap Value Securities						
2004	294	$14.58 to $14.96	4,384	0.04	0.75% to 1.50%	22.18% to 22.82%
2003	55	$12.02 to $12.18	662	0.19	0.75% to 1.25%	30.59% to 31.11%
2002	39	$9.22 to $9.29	365	(c)	0.75% to 1.25%	-21.04% to -19.73%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING GET Fund - Series H						
2004	8,237	$10.27 to $10.75	85,522	4.57	1.00% to 1.90%	-0.29% to 0.56%
2003	10,102	$10.30 to $10.69	105,009	4.11	1.00% to 1.90%	1.18% to 2.20%
2002	11,865	$10.18 to $10.46	121,603	3.59	1.00% to 1.90%	2.78% to 3.72%
2001	13,233	$9.91 to $10.01	131,686	0.47	1.00% to 2.40%	-1.24% to -0.33%
2000	14,101	$10.03 to $10.12	141,764	(a)	(a)	(a)
ING GET Fund - Series I						
2004	5,921	$10.14 to $10.37	60,675	4.11	1.45% to 1.90%	-0.78% to -0.29%
2003	7,257	$10.22 to $10.40	74,750	3.44	1.45% to 1.90%	1.19% to 1.66%
2002	8,275	$10.10 to $10.23	84,079	3.54	1.45% to 1.90%	3.35% to 3.82%
2001	8,909	$9.78 to $9.86	87,402	0.25	1.35% to 2.40%	-0.76% to -0.30%
2000	9,419	$9.85 to $9.89	92,929	(a)	(a)	(a)
ING GET Fund - Series J						
2004	4,652	$10.04 to $10.25	47,133	4.37	1.45% to 1.90%	-0.79% to -0.39%
2003	5,895	$10.12 to $10.29	60,090	3.65	1.45% to 1.90%	0.70% to 1.18%
2002	7,113	$10.05 to $10.17	71,844	3.49	1.45% to 1.90%	4.05% to 4.53%
2001	7,719	$9.66 to $9.73	74,801	0.18	1.35% to 2.40%	-0.63% to -0.16%
2000	8,207	$9.72 to $9.75	79,872	(a)	(a)	(a)

| | | | | | Investment | | |
Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series K						
2004	5,530	$9.80 to $10.24	$ 55,421	3.60 %	1.45% to 2.40%	-1.80% to -0.87%
2003	6,945	$9.98 to $10.33	70,505	3.20	1.45% to 2.40%	-0.10% to 0.88%
2002	8,037	$9.99 to $10.24	81,260	2.68	1.45% to 2.40%	3.20% to 4.20%
2001	9,082	$9.68 to $9.82	88,558	-	1.35% to 2.40%	-3.19% to -2.24%
2000	9,357	$10.00 to $10.05	93,790	(a)	(a)	(a)
ING GET Fund - Series L						
2004	5,199	$9.80 to $10.20	51,909	3.99	1.45% to 2.40%	-1.90% to -0.87%
2003	6,598	$9.99 to $10.29	66,868	3.48	1.45% to 2.40%	1.01% to 1.98%
2002	7,535	$9.89 to $10.09	75,255	0.05	1.45% to 2.40%	0.22% to 1.20%
2001	8,101	$9.87 to $9.97	80,345	4.63	1.35% to 2.40%	-1.53% to -0.46%
2000	58	$10.01 to $10.02	585	(a)	(a)	(a)
ING GET Fund - Series M						
2004	7,647	$9.88 to $10.25	76,815	4.34	1.45% to 2.40%	-1.59% to -0.68%
2003	9,320	$10.04 to $10.32	94,718	3.54	1.45% to 2.40%	1.31% to 2.38%
2002	11,558	$9.91 to $10.08	115,381	0.03	1.45% to 2.40%	1.12% to 2.10%
2001	12,531	$9.80 to $9.87	123,165	(b)	1.45% to 2.40%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING GET Fund - Series N						
2004	6,188	$10.07 to $10.42	63,310	3.42	1.45% to 2.40%	-0.79% to 0.19%
2003	7,482	$10.15 to $10.40	76,785	2.65	1.45% to 2.40%	1.81% to 2.77%
2002	8,982	$9.97 to $10.12	90,143	0.02	1.45% to 2.40%	-2.77% to -1.82%
2001	10,181	$10.25 to $10.31	104,606	(b)	(b)	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING GET Fund - Series P						
2004	4,760	$9.93 to $10.25	47,889	3.64	1.45% to 2.40%	-1.00% to 0.00%
2003	5,731	$10.03 to $10.25	58,003	2.56	1.45% to 2.40%	1.42% to 2.40%
2002	7,680	$9.89 to $10.01	76,334	0.04	1.45% to 2.40%	-1.16% to -0.20%
2001	8,288	$10.00 to $10.03	83,012	(b)	(b)	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)

148

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series Q						
2004	3,662	$10.21 to $10.51	$ 37,872	3.57 %	1.45% to 2.40%	-0.49% to 0.38%
2003	4,282	$10.26 to $10.47	44,336	-	1.45% to 2.40%	2.60% to 3.66%
2002	5,460	$10.00 to $10.10	54,826	3.81	1.45% to 2.40%	0.00% to 0.97%
2001	162	$10.00	1,620	(b)	(b)	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING GET Fund - Series R						
2004	3,152	$10.45 to $10.73	33,352	3.22	1.45% to 2.40%	0.29% to 1.23%
2003	3,634	$10.42 to $10.60	38,175	0.01	1.45% to 2.40%	3.58% to 4.54%
2002	4,312	$10.06 to $10.14	43,556	(c)	1.45% to 2.40%	0.65% to 1.42%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING GET Fund - Series S						
2004	3,472	$10.37 to $10.75	36,434	2.65	1.00% to 2.40%	0.19% to 1.70%
2003	4,236	$10.35 to $10.57	44,140	0.10	1.00% to 2.40%	3.40% to 4.86%
2002	5,334	$10.01 to $10.08	53,553	(c)	1.00% to 2.40%	0.14% to 0.87%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING GET Fund - Series T						
2004	2,687	$10.42 to $10.65	28,261	2.80	1.45% to 2.40%	0.19% to 1.14%
2003	3,062	$10.40 to $10.53	32,020	0.14	1.45% to 2.40%	3.38% to 4.36%
2002	3,908	$10.06 to $10.09	39,378	(c)	1.45% to 2.40%	0.88% to 0.93%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING GET Fund - Series U						
2004	2,553	$10.59 to $10.80	27,273	1.91	1.45% to 2.40%	0.95% to 1.89%
2003	2,854	$10.49 to $10.60	30,078	-	1.45% to 2.40%	5.21% to 6.00%
2002	50	$9.99 to $10.00	503	(c)	0.95% to 1.75%	-0.05% to 0.00%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

149

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series V						
2004	5,690	$9.68 to $9.85	$ 55,481	1.00 %	1.45% to 2.40%	-0.10% to 0.82%
2003	7,680	$9.69 to $9.77	74,677	(d)	1.45% to 2.40%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING American Funds Growth						
2004	169	$10.49 to $10.50	1,774	(e)	0.95% to 1.90%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING American Funds Growth-Income						
2004	208	$10.36 to $10.37	2,347	(e)	0.95% to 1.90%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING American Funds International						
2004	856	$10.59 to $10.61	9,074	(e)	0.95% to 1.90%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING Julius Baer Foreign						
2004	21	$11.72	242	(e)	0.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Legg Mason Value						
2004	80	$10.95 to $10.96	$ 882	(e) %	0.95% to 1.90%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING MFS Total Return						
2004	154	$12.39 to $12.85	1,922	2.76	0.75% to 1.50%	9.74% to 10.24%
2003	35	$11.29 to $11.33	401	(d)	0.75% to 1.25%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING T. Rowe Price Equity Income						
2004	168	$13.81 to $14.63	2,335	1.25	0.75% to 1.50%	13.48% to 13.99%
2003	58	$12.17 to $12.22	704	(d)	0.75% to 1.25%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING Aeltus Enhanced Index						
2004	7	$10.98 to $11.13	79	-	0.75% to 1.25%	9.12%
2003	1	$10.20	6	-	0.75%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING American Century Select						
2004	49	$9.93 to $10.06	488	-	0.75% to 1.25%	3.44% to 3.93%
2003	39	$9.60 to $9.68	380	-	0.75% to 1.25%	32.60% to 33.33%
2002	1	$7.24 to $7.26	9	(c)	0.75% to 1.25%	-23.21% to -6.63%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING American Century Small Cap Value						
2004	77	$12.87 to $15.00	$ 1,034	- %	0.75% to 1.50%	19.89% to 20.35%
2003	50	$10.81 to $12.48	561	0.16	0.75% to 1.25%	16.24% to 34.53%
2002	20	$8.11 to $9.30	173	(c)	0.75% to 1.25%	-19.84% to -1.82%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Baron Small Cap Growth						
2004	200	$14.37 to $16.22	2,941	-	0.75% to 1.50%	26.05% to 27.04%
2003	119	$11.40 to $12.79	1,381	-	0.75% to 1.50%	18.29% to 32.34%
2002	21	$8.72 to $9.68	193	(c)	0.75% to 1.25%	-12.61% to -1.83%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Goldman Sachs® Capital Growth						
2004	29	$10.55 to $12.61	315	-	0.75% to 1.25%	7.43% to 7.98%
2003	2	$9.82 to $11.70	25	-	0.75% to 1.25%	0.2268
2002	2	$8.07	18	(c)	0.75% to 0.80%	-3.04% to -0.05%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING JPMorgan International						
2004	3,467	$8.33 to $23.96	44,030	1.15	0.75% to 1.90%	16.67% to 18.03%
2003	3,196	$7.14 to $20.30	34,019	1.05	0.75% to 1.90%	27.05% to 28.48%
2002	2,909	$5.62 to $15.80	24,044	0.62	0.75% to 1.90%	-19.64% to -18.69%
2001	2,892	$7.00 to $19.44	30,449	25.04	0.45% to 2.25%	-28.33% to -27.48%
2000	2,451	$9.76 to $26.80	38,280	(a)	(a)	(a)
ING JPMorgan Mid Cap Value						
2004	154	$13.93 to $15.92	2,215	0.21	0.75% to 1.50%	18.76% to 19.71%
2003	55	$11.73 to $13.32	678	0.48	0.75% to 1.50%	28.46% to 29.02%
2002	9	$9.17 to $9.20	87	(c)	0.75% to 1.25%	-8.51% to 0.47%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

152

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING MFS Capital Opportunities						
2004	2,955	$6.18 to $27.61	$ 38,224	0.42 %	0.75% to 1.90%	10.75% to 12.05%
2003	3,394	$5.58 to $24.64	39,287	0.20	0.75% to 1.90%	25.68% to 27.14%
2002	3,869	$4.44 to $20.94	35,741	-	0.45% to 1.90%	-31.49% to -30.48%
2001	4,710	$6.49 to $30.11	62,832	19.25	0.45% to 2.25%	-26.19% to -25.29%
2000	4,048	$8.79 to $40.30	78,233	(a)	(a)	(a)
ING OpCap Balanced Value						
2004	180	$11.13 to $13.87	2,126	1.01	0.75% to 1.50%	8.69% to 9.42%
2003	116	$10.24 to $12.69	1,250	1.66	0.75% to 1.50%	28.66%
2002	2	$8.34 to $8.37	15	(c)	0.80% to 1.25%	-0.14% to 5.35%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Oppenheimer Global						
2004	2	$12.30 to $12.47	22	-	0.75% to 1.25%	13.57% to 14.19%
2003	-	$10.83 to $10.92	5	-	0.75% to 1.25%	30.17% to 30.78%
2002	-	$8.32 to $8.35	1	(c)	0.75% to 1.25%	-10.41% to -0.17%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING PIMCO Total Return						
2004	339	$11.18 to $11.50	3,885	-	0.75% to 1.50%	2.73% to 3.60%
2003	237	$10.82 to $11.10	2,613	3.68	0.75% to 1.50%	0.93% to 3.26%
2002	119	$10.70 to $10.75	1,275	(c)	0.75% to 1.50%	3.07% to 7.55%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Salomon Brothers Aggressive Growth						
2004	4,742	$5.17 to $14.90	53,255	-	0.75% to 1.90%	7.71% to 8.92%
2003	5,581	$4.80 to $13.68	58,639	-	0.75% to 1.90%	35.59% to 37.25%
2002	6,053	$3.54 to $9.97	47,008	-	0.45% to 1.90%	-36.54% to -35.60%
2001	7,478	$ 5.58 to $15.53	91,535	6.31	0.45% to 2.25%	-26.64% to -25.74%
2000	8,010	$7.60 to $20.93	136,685	(a)	(a)	(a)

153

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Salomon Brothers Fundamental Value						
2004	129	$11.05 to $13.75	$ 1,483	- %	0.75% to 1.50%	6.87% to 7.64%
2003	113	$10.34 to $12.80	1,215	0.75	0.75% to 1.50%	0.3953
2002	1	7.69	5	(c)	0.75%	0.67%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Salomon Brothers Investors Value						
2004	35	$11.02 to $13.23	387	1.06	0.75% to 1.25%	8.68% to 9.19%
2003	17	$10.14 to $12.14	179	0.65	0.75% to 1.25%	29.67%
2002	2	7.82	14	(c)	1.25%	-21.97%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING T. Rowe Price Diversified Mid Cap Growth						
2004	53	$10.90 to $14.04	612	-	0.75% to 1.50%	6.86% to 7.79%
2003	96	$10.20 to $13.05	1,017	-	0.75% to 1.50%	42.82% to 43.46%
2002	24	$7.31 to $7.34	179	(c)	0.75% to 1.25%	-8.53% to -0.37%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING T. Rowe Price Growth Equity						
2004	2,801	$12.62 to $25.72	73,921	0.15	0.75% to 1.50%	8.39% to 9.21%
2003	3,123	$11.57 to $23.71	74,887	0.15	0.75% to 1.50%	28.96% to 30.00%
2002	3,205	$8.90 to $18.37	58,443	0.19	0.45% to 1.50%	-24.44% to -23.64%
2001	3,768	$ 11.70 to $24.29	89,395	15.41	0.45% to 2.25%	-11.56% to -10.85%
2000	4,250	$13.14 to $27.44	113,230	(a)	(a)	(a)
ING UBS U.S. Large Cap Equity						
2004	3,631	$6.88 to $15.16	43,678	0.77	0.75% to 1.90%	12.60% to 13.90%
2003	3,988	$6.11 to $13.31	42,940	0.57	0.75% to 1.90%	22.69% to 24.04%
2002	4,627	$4.98 to $10.73	40,669	0.20	0.75% to 1.90%	-26.32% to -25.45%
2001	5,830	$6.77 to $14.39	69,394	20.49	0.45% to 1.90%	-22.40% to -21.48%
2000	6,216	$8.71 to $18.33	97,910	(a)	(a)	(a)

154

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Comstock						
2004	298	$12.18 to $14.32	$ 3,726	- %	0.75% to 1.50%	15.23% to 15.84%
2003	83	$10.64 to $12.38	899	0.77	0.75% to 1.25%	28.04% to 28.69%
2002	38	$8.31 to $8.34	319	(c)	0.75% to 1.25%	-18.72% to -2.95%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Van Kampen Equity and Income						
2004	12	$10.36 to $11.13	137	-	0.75% to 1.50%	8.94% to 9.76%
2003	5	$9.51 to $10.14	53	0.01	0.75% to 1.50%	25.47%
2002	-	8.01	428	(c)	1.25%	0.33%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING VP Strategic Allocation Balanced						
2004	1,065	$15.45 to $17.95	20,822	1.30	0.75% to 2.25%	8.74% to 9.38%
2003	948	$14.19 to $16.41	16,937	1.41	0.75% to 2.25%	17.79% to 18.57%
2002	977	$12.03 to $13.84	14,344	2.50	0.45% to 1.40%	-10.81% to -9.94%
2001	1,082	$13.47 to $15.41	17,390	2.50	0.45% to 2.25%	-8.30% to -7.65%
2000	1,232	$14.66 to $16.69	21,090	(a)	(a)	(a)
ING VP Strategic Allocation Growth						
2004	771	$15.68 to $18.56	15,631	1.04	0.75% to 2.25%	10.33% to 11.20%
2003	813	$14.18 to $16.69	14,808	0.87	0.75% to 2.25%	22.52% to 23.45%
2002	835	$11.55 to $13.52	11,257	1.75	0.75% to 2.25%	-15.04% to -14.40%
2001	898	$13.56 to $15.80	13,876	1.59	0.45% to 2.25%	-12.87% to -12.21%
2000	1,013	$15.52 to $18.00	17,520	(a)	(a)	(a)
ING VP Strategic Allocation Income						
2004	926	$15.55 to $17.54	18,730	1.82	0.75% to 1.50%	6.50% to 7.15%
2003	1,031	$14.58 to $16.37	19,422	2.31	0.75% to 1.40%	12.05% to 12.82%
2002	1,237	$12.99 to $14.51	20,088	3.32	0.75% to 1.40%	-5.69% to -0.78%
2001	1,380	$10.79 to $15.29	23,347	4.36	0.45% to 2.25%	-3.75% to -3.11%
2000	1,518	$11.13 to $15.77	26,191	(a)	(a)	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Growth and Income						
2004	18,090	$6.94 to $216.86	$ 423,357	2.31 %	0.75% to 2.25%	6.28% to 7.59%
2003	20,842	$6.53 to $202.58	455,361	-	0.75% to 2.25%	-24.93% to 25.16%
2002	24,165	$5.28 to $162.71	415,966	0.84	0.45% to 1.90%	-26.42% to 60.86%
2001	29,079	$7.17 to $219.66	663,646	0.60	0.45% to 2.25%	-19.96% to -18.98%
2000	32,914	$8.96 to $272.61	928,210	(a)	(a)	(a)
ING GET U.S. Core - Series 1						
2004	2,214	$10.32 to $10.48	23,042	0.68	1.45% to 2.40%	0.98% to 1.95%
2003	2,531	$10.22 to $10.28	25,945	(d)	1.45% to 2.40%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core - Series 2						
2004	1,939	$10.14 to $10.27	19,803	0.10	1.45% to 2.40%	1.20% to 2.19%
2003	2,442	$10.02 to $10.05	24,501	(d)	1.45% to 2.40%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core - Series 3						
2004	5,491	$9.89 to $9.99	54,614	0.00	1.45% to 2.40%	-1.00% to -0.10%
2003	196	$10.00	1,965	(d)	0.95% to 1.75%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core - Series 4						
2004	788	$10.33 to $10.41	8,173	(e)	1.45% to 2.40%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

156

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core - Series 5						
2004	422	$10.44 to $10.50	$ 4,428	(e) %	1.45% to 2.40%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING GET U.S. Core - Series 6						
2004	8,740	$10.06 to $10.09	88,090	(e)	1.45% to 2.40%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING GET U.S. Core - Series 7						
2004	5,702	$10.00	57,015	(e)	0.95% to 1.90%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Global Science and Technology						
2004	2,857	$3.56 to $11.96	10,373	-	0.75% to 1.90%	-3.17% to -1.86%
2003	3,595	$3.66 to $12.23	13,372	-	0.75% to 1.90%	42.64% to 44.62%
2002	2,536	$2.55 to $2.67	6,564	-	0.75% to 1.90%	-42.40% to -41.72%
2001	2,631	$4.42 to $4.62	11,745	-	0.45% to 1.90%	-24.42 to -23.54%
2000	1,680	$5.82 to $6.09	9,833	(a)	(a)	(a)
ING VP Growth						
2004	2,380	$5.38 to $14.86	28,081	0.12	0.75% to 1.90%	5.25% to 6.37%
2003	2,874	$5.11 to $13.97	32,091	-	0.75% to 1.90%	27.75% to 29.46%
2002	3,203	$4.00 to $10.80	28,286	-	0.75% to 1.90%	-30.30% to -29.47%
2001	4,148	$5.73 to $15.31	52,088	12.13	0.45% to 2.25%	-28.45% to -27.61%
2000	4,705	$8.02 to $21.15	85,002	(a)	(a)	(a)

157

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Index Plus LargeCap						
2004	10,827	$7.87 to $19.33	$ 182,362	1.01 %	0.75% to 2.25%	8.40% to 9.77%
2003	12,166	$7.26 to $17.61	186,926	1.03	0.75% to 2.25%	23.89% to 25.16%
2002	13,185	$5.86 to $14.07	154,417	0.24	0.45% to 2.25%	-23.02% to -21.88
2001	15,160	$7.62 to $18.06	224,762	4.07	0.45% to 2.25%	-15.27% to -5.62%
2000	14,826	$8.99 to $21.06	261,795	(a)	(a)	(a)
ING VP Index Plus MidCap						
2004	944	$14.59 to $20.23	18,233	0.40	0.75% to 1.50%	14.85% to 15.72%
2003	901	$12.63 to $17.49	15,032	0.44	0.75% to 1.50%	30.49% to 31.40%
2002	925	$12.33 to $13.31	11,779	0.50	0.45% to 1.50%	-13.40% to -12.49%
2001	631	$14.24 to $15.26	9,214	6.54	0.45% to 1.50%	-2.80% to 12.09%
2000	452	$14.50 to $15.59	6,733	(a)	(a)	(a)
ING VP Index Plus SmallCap						
2004	592	$14.45 to $16.34	8,963	0.14	0.75% to 1.50%	20.22% to 21.21%
2003	538	$12.02 to $13.49	6,712	0.16	0.75% to 1.50%	34.15% to 35.13%
2002	464	$8.96 to $9.99	4,275	0.19	0.75% to 1.50%	-14.50% to -13.86%
2001	225	$10.48 to $11.60	2,411	3.71	0.45% to 1.50%	0.87% to 1.64%
2000	104	$10.39 to $11.42	1,098	(a)	(a)	(a)
ING VP International Equity						
2004	1,353	$6.98 to $9.75	13,340	1.15	0.75% to 1.90%	14.99% to 16.21%
2003	993	$6.07 to $8.39	8,924	0.89	0.75% to 1.90%	29.42% to 31.09%
2002	836	$4.69 to $6.40	5,228	0.22	0.75% to 1.90%	-28.07% to -27.23%
2001	954	$6.51 to $8.79	7,991	0.12	0.45% to 2.25%	-25.34% to -24.45%
2000	863	$8.73 to $11.64	9,708	(a)	(a)	(a)
ING VP Small Company						
2004	4,382	$10.72 to $23.05	82,870	0.28	0.75% to 1.90%	12.13% to 13.55%
2003	4,826	$9.56 to $20.30	80,458	0.24	0.75% to 1.90%	34.84% to 36.42%
2002	4,213	$7.09 to $14.88	52,158	0.52	0.45% to 1.90%	-24.69% to -23.57%
2001	3,814	$9.41 to $19.53	62,576	3.89	0.45% to 2.25%	0.50% to 3.22%
2000	2,815	$9.22 to $18.92	47,270	(a)	(a)	(a)

158

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Value Opportunity						
2004	909	$12.23 to $18.71	$ 16,285	0.82 %	0.75% to 1.50%	8.48% to 9.35%
2003	1,131	$11.21 to $17.11	18,645	0.76	0.75% to 1.50%	22.79% to 23.63%
2002	1,272	$9.36 to $13.84	17,001	0.44	0.45% to 1.50%	-27.07% to -26.30%
2001	1,441	$12.75 to $18.83	26,362	5.21	0.45% to 1.50%	-10.97% to 0.58%
2000	963	$14.22 to $20.99	19,710	(a)	(a)	(a)
ING VP International Value						
2004	247	$11.76 to $13.22	2,980	1.29	0.75% to 1.50%	15.63% to 16.51%
2003	115	$10.17 to $11.37	1,199	1.60	0.75% to 1.50%	15.86% to 29.02%
2002	49	$7.95 to $8.83	404	(c)	0.75% to 1.50%	-19.18% to -1.19%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING VP MagnaCap - Class I						
2004	13	$9.52 to $9.64	125	2.40	0.75% to 1.25%	7.81% to 8.19%
2003	5	$8.83 to $8.91	42	1.03	0.75% to 1.25%	30.07%
2002	4	$6.85	27	(c)	0.75%	-21.38%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING VP MagnaCap - Class S						
2004	166	$9.60 to $9.95	1,635	1.48	0.95% to 1.90%	6.90% to 7.92%
2003	101	$8.98 to $9.22	928	0.71	0.95% to 1.90%	28.10% to 29.49%
2002	69	$7.01 to $7.12	490	0.95	0.95% to 1.90%	-25.77% to -23.73%
2001	46	$9.28 to $9.34	431	(b)	0.95% to 1.90%	-5.87% to 0.00%
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING VP MidCap Opportunities - Class I						
2004	32	$10.28 to $13.84	340	-	0.75% to 1.25%	10.18% to 10.69%
2003	96	$9.33 to $9.45	905	-	0.75% to 1.25%	34.83% to 35.58%
2002	11	$6.89 to $6.97	76	(c)	0.75% to 1.50%	-20.85% to -9.47%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

159

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP MidCap Opportunities - Class S						
2004	1,180	$8.94 to $9.26	$ 10,784	- %	0.95% to 1.90%	9.02% to 10.11%
2003	818	$8.20 to $8.41	6,818	-	0.95% to 1.90%	34.21% to 35.43%
2002	418	$6.11 to $6.21	2,583	-	0.95% to 1.90%	-27.40% to -26.70%
2001	102	$8.42 to $8.48	865	(b)	0.95% to 1.90%	-16.75% to -10.14%
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Real Estate						
2004	86	$13.88 to $13.93	1,193	(e)	0.75% to 1.25%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING VP SmallCap Opportunities - Class I						
2004	128	$7.42 to $12.78	970	-	0.75% to 1.25%	8.80% to 9.42%
2003	202	$6.78 to $11.71	1,392	-	0.75% to 1.50%	36.95% to 37.45%
2002	12	$4.98 to $5.02	58	(c)	0.75% to 1.25%	-33.20% to -9.70%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING VP SmallCap Opportunities - Class S						
2004	765	$6.82 to $7.07	5,342	-	0.95% to 1.90%	7.91% to 8.94%
2003	704	$6.32 to $6.49	4,528	-	0.95% to 1.90%	35.62% to 37.21%
2002	376	$4.66 to $4.73	1,772	-	0.95% to 1.90%	-44.82% to -44.28%
2001	151	$8.44 to $8.50	1,280	(b)	0.95% to 1.90%	-24.98% to -12.33%
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Balanced						
2004	7,519	$9.85 to $26.84	189,559	2.00	0.75% to 2.25%	7.30% to 8.58%
2003	6,962	$9.18 to $24.72	172,818	1.94	0.75% to 2.25%	16.65% to 18.00%
2002	7,046	$7.87 to $26.80	148,868	1.07	0.45% to 2.25%	-12.01% to -10.71%
2001	8,277	$8.94 to $30.01	189,948	5.84	0.45% to 2.25%	-6.04% to 0.46%
2000	8,309	$9.52 to $24.76	199,768	(a)	(a)	(a)

160

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Emerging Markets						
2004	70	$11.02	$ 770	0.76 %	1.40%	20.04%
2003	88	$9.18	809	-	1.40%	45.25%
2002	103	$6.32	649	-	1.40%	-10.60%
2001	129	$7.08	912	19.78	0.85% to 1.40%	-11.68%
2000	157	$8.01	1,255	(a)	(a)	(a)
ING VP Intermediate Bond						
2004	7,665	$11.37 to $19.78	137,880	7.97	0.75% to 2.25%	2.91% to 4.11%
2003	8,243	$10.94 to $19.00	143,435	1.80	0.75% to 2.25%	4.22% to 5.51%
2002	9,939	$11.86 to $18.01	164,563	3.25	0.75% to 2.25%	6.28% to 7.53%
2001	9,525	$11.16 to $16.75	144,459	6.51	0.45% to 2.25%	6.67% to 7.93%
2000	6,869	$10.46 to $15.52	99,490	(a)	(a)	(a)
ING VP Money Market						
2004	15,367	$10.10 to $14.51	192,781	1.13	0.75% to 2.25%	-0.88% to 0.35%
2003	13,149	$10.02 to $14.46	173,894	1.89	0.75% to 2.25%	-1.07% to 0.14%
2002	19,939	$10.30 to $14.44	262,556	3.85	0.75% to 2.25%	-0.31% to 0.86%
2001	22,423	$10.33 to $48.45	293,027	4.69	0.45% to 2.25%	1.33% to 3.16%
2000	16,310	$10.13 to $13.88	211,809	(a)	(a)	(a)
ING VP Natural Resources						
2004	111	$16.41 to $17.48	1,861	0.95	0.75% to 1.50%	11.03% to 11.76%
2003	116	$14.78 to $15.64	1,732	-	0.75% to 1.50%	28.52% to 29.58%
2002	135	$11.48 to $12.07	1,567	0.19	0.75% to 1.50%	-3.56% to -2.83%
2001	166	$11.90 to $12.42	2,003	-	0.45% to 1.50%	-17.19% to -16.57%
2000	193	$14.35 to $14.87	2,801	(a)	(a)	(a)
Janus Aspen Balanced						
2004	9,164	$9.95 to $27.77	156,790	2.08	0.75% to 1.90%	6.53% to 7.72%
2003	11,471	$9.34 to $25.95	186,531	2.17	0.75% to 1.90%	-46.48% to 13.18%
2002	13,695	$8.35 to $23.08	197,825	2.41	0.45% to 1.90%	-8.22% to 109.99%
2001	15,239	$9.10 to $25.02	240,241	2.63	0.45% to 1.90%	-6.53% to -5.42%
2000	13,985	$9.73 to $26.63	244,144	(a)	(a)	(a)

161

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Janus Aspen Flexible Income						
2004	794	$11.46 to $21.38	$ 15,748	5.17 %	0.75% to 1.50%	2.40% to 3.19%
2003	1,144	$11.13 to $20.72	22,158	4.66	0.75% to 1.50%	4.82% to 5.61%
2002	1,538	$12.85 to $19.62	28,392	4.45	0.45% to 1.50%	8.83% to 9.98%
2001	1,415	$11.72 to $17.89	23,940	5.95	0.45% to 1.50%	-0.78% to 6.93%
2000	1,182	$10.97 to $16.73	18,730	(a)	(a)	(a)
Janus Aspen Growth						
2004	6,667	$5.85 to $21.12	84,481	0.13	0.75% to 1.90%	2.45% to 3.70%
2003	8,493	$5.71 to $20.49	105,326	0.08	0.75% to 1.90%	29.19% to 30.80%
2002	10,142	$4.42 to $15.78	98,503	-	0.45% to 1.90%	-27.91% to -26.84%
2001	13,150	$6.13 to $21.78	176,779	0.26	0.45% to 2.25%	-26.17% to -25.27%
2000	14,324	$8.30 to $29.34	267,653	(a)	(a)	(a)
Janus Aspen Mid Cap Growth						
2004	7,231	$4.59 to $21.68	94,264	-	0.75% to 1.90%	18.30% to 19.85%
2003	7,749	$3.88 to $18.09	88,717	-	0.75% to 1.90%	32.77% to 34.10%
2002	8,940	$2.92 to $15.64	77,233	-	0.45% to 1.90%	-29.31% to -28.26%
2001	11,480	$4.14 to $21.80	141,806	-	0.45% to 1.90%	-40.61% to -39.88%
2000	12,172	$6.97 to $36.27	274,462	(a)	(a)	(a)
Janus Aspen Worldwide Growth						
2004	10,934	$5.95 to $23.00	154,245	0.94	0.75% to 1.90%	2.76% to 3.96%
2003	13,736	$5.79 to $22.26	190,923	1.05	0.75% to 1.90%	21.64% to 23.07%
2002	17,171	$4.76 to $18.46	198,280	0.84	0.45% to 1.90%	-26.92% to -25.84%
2001	20,979	$6.51 to $24.89	331,396	0.44	0.45% to 2.25%	-23.92% to -22.98%
2000	21,842	$8.56 to $32.41	483,863	(a)	(a)	(a)
Lord Abbett Growth and Income						
2004	591	$11.21 to $13.69	6,773	1.07	0.75% to 1.50%	10.99% to 11.78%
2003	303	$10.10 to $12.27	3,110	1.02	0.75% to 1.50%	29.43% to 30.09%
2002	54	$7.85 to $7.91	422	(c)	0.75% to 1.25%	-17.45% to -15.55%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

162

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Lord Abbett Mid-Cap Value						
2004	292	$12.45 to $14.98	$ 3,732	0.40 %	0.75% to 1.50%	22.18% to 23.12%
2003	117	$10.19 to $12.20	1,217	0.66	0.75% to 1.50%	3.85% to 23.87%
2002	55	$8.38 to $9.87	474	(c)	0.75% to 1.25%	-13.36% to 1.56%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
MFS® VIT Strategic Income						
2004	181	$13.78 to $13.96	2,503	5.05	1.25% to 1.40%	6.25% to 6.32%
2003	194	$12.97 to $13.13	2,524	5.90	1.25% to 1.40%	8.81% to 9.05%
2002	228	$11.92 to $12.04	2,720	2.91	1.25% to 1.40%	6.89% to 7.05%
2001	156	$11.15 to $11.25	1,742	3.89	0.85% to 1.40%	3.28% to 3.44%
2000	142	$10.80 to $10.87	1,537	(a)	(a)	(a)
MFS® VIT Total Return						
2004	9,461	$12.25 to $19.78	142,497	1.52	0.95% to 1.90%	9.18% to 10.30%
2003	7,849	$11.22 to $18.00	110,405	1.64	0.95% to 1.90%	14.14% to 15.18%
2002	7,407	$9.83 to $15.67	91,725	1.74	0.95% to 1.90%	-6.97% to -6.07%
2001	7,002	$10.57 to $16.73	93,910	5.19	0.50% to 1.90%	-1.67% to -0.70%
2000	4,368	$10.75 to $16.90	63,398	(a)	(a)	(a)
Oppenheimer Aggressive Growth						
2004	3,156	$4.71 to $15.29	32,874	-	0.95% to 1.90%	17.46% to 18.63%
2003	3,313	$4.01 to $12.93	29,115	-	0.95% to 1.90%	23.01% to 24.42%
2002	3,447	$3.26 to $10.43	23,930	0.67	0.95% to 1.90%	-29.17% to -28.48%
2001	4,063	$4.60 to $14.62	40,449	15.39	0.50% to 2.25%	-32.58% to -31.92%
2000	3,454	$6.82 to $21.54	57,052	(a)	(a)	(a)
Oppenheimer Global Securities						
2004	2,073	$15.03 to $23.47	43,720	1.17	0.75% to 1.50%	17.37% to 18.23%
2003	1,634	$12.73 to $19.94	29,539	0.55	0.75% to 1.50%	40.97% to 41.96%
2002	1,174	$10.74 to $14.12	15,177	0.57	0.75% to 1.50%	-23.30% to -22.72%
2001	977	$14.01 to $18.36	16,403	12.79	0.75% to 1.50%	-13.36% to -12.70%
2000	881	$16.17 to $21.14	17,260	(a)	(a)	(a)

163

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Oppenheimer Main Street®						
2004	5,694	$8.27 to $13.79	$ 68,396	0.85 %	0.80% to 2.25%	7.40% to 8.45%
2003	5,799	$7.70 to $12.76	65,121	0.86	0.95% to 2.25%	24.19% to 25.42%
2002	5,617	$6.20 to $10.19	48,801	0.77	0.95% to 2.25%	-20.34% to -19.57%
2001	6,141	$7.78 to $12.71	65,709	0.53	0.50% to 2.25%	-11.87% to -11.02%
2000	5,613	$8.83 to $14.33	67,652	(a)	(a)	(a)
Oppenheimer Strategic Bond						
2004	3,938	$13.17 to $15.49	58,634	4.61	0.75% to 2.25%	6.66% to 7.90%
2003	3,027	$12.23 to $14.43	42,500	6.13	0.75% to 2.25%	15.80% to 17.10%
2002	2,737	$10.76 to $12.38	32,735	7.25	0.75% to 2.25%	5.40% to 6.64%
2001	2,585	$10.21 to $11.67	28,892	6.16	0.50% to 2.25%	2.84% to 4.06%
2000	2,144	$9.93 to $11.27	23,335	(a)	(a)	(a)
PIMCO VIT Real Return						
2004	48	$10.82	522	(e)	0.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Pioneer Equity Income VCT						
2004	140	$11.02 to $13.32	1,581	2.07	0.75% to 1.50%	14.67% to 15.53%
2003	26	$9.61 to $11.55	253	2.46	0.75% to 1.50%	21.03% to 21.61%
2002	19	$7.99 to $8.05	153	(c)	0.75% to 1.25%	-17.35% to -16.32%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
Pioneer Fund VCT						
2004	5	$10.12 to $10.29	52	-	0.75% to 1.25%	9.88% to 10.41%
2003	-	$9.21 to $9.32	4	0.58	0.75% to 1.25%	22.79%
2002	-	$7.59	1	(c)	0.75%	0.06%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

164

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Pioneer High Yield VCT						
2004	20	$10.68	$ 216	(e) %	0.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Pioneer Mid Cap Value VCT						
2004	220	$14.18 to $15.93	3,193	0.31	0.75% to 1.50%	20.27% to 21.25%
2003	62	$11.79 to $13.17	739	0.14	0.75% to 1.50%	35.85% to 36.36%
2002	3	$8.73 to $8.80	30	(c)	0.75% to 1.25%	-17.31% to -16.24%
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
Jennison						
2004	160	$8.14 to $8.43	1,329	0.09	0.95% to 1.90%	7.25% to 8.22%
2003	111	$7.59 to $7.79	859	-	0.95% to 1.90%	27.14% to 28.34%
2002	71	$5.97 to $6.07	427	-	0.95% to 1.90%	-32.48% to -31.82%
2001	81	$8.84 to $8.90	724	-	0.95% to 1.90%	-3.52% to 9.12%
2000	(b)	(b)	(b)	(b)	(b)	(b)
SP William Blair International Growth						
2004	682	$8.81 to $9.13	6,154	-	0.95% to 1.90%	13.82% to 14.99%
2003	416	$7.74 to $7.94	3,269	-	0.95% to 1.90%	36.51% to 37.85%
2002	37	$5.67 to $5.76	214	-	0.95% to 1.90%	-24.30% to -21.53%
2001	8	$ 7.49 to $7.52	59	-	0.95% to 1.90%	-19.54% to 4.42%
2000	(b)	(b)	(b)	(b)	(b)	(b)
UBS U.S. Allocation						
2004	977	$8.38 to $9.41	8,911	0.77	0.95% to 1.90%	8.27% to 9.29%
2003	1,393	$7.74 to $8.61	11,708	0.80	0.95% to 1.90%	25.04% to 26.06%
2002	1,454	$6.19 to $6.83	9,725	0.55	0.95% to 1.90%	-24.42% to -23.69%
2001	1,635	$8.20 to $8.94	14,334	7.95	0.50% to 1.90%	-14.22% to -13.38%
2000	1,218	$9.56 to $10.33	12,509	(a)	(a)	(a)

165

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Wanger Select						
2004	22	$11.45	$ 249	(e) %	0.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Wanger U.S. Smaller Companies						
2004	8	$11.61	97	(e)	0.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

(a) Not provided for 2000.
(b) As investment Division was not available until 2001, this data is not meaningful and is therefore not presented.
(c) As investment Division was not available until 2002, this data is not meaningful and is therefore not presented.
(d) As investment Division was not available until 2003, this data is not meaningful and is therefore not presented.
(e) As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense risk charge, as defined in Note 3. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company changed the accounting principle for goodwill and other intangible assets effective January 1, 2002. As discussed in Note 14 to the financial statements, the Company restated certain amounts presented in the statements of cash flows related to its payables for securities purchased, short-term borrowings, and investment contracts for the years ended December 31, 2003 and 2002.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 31, 2005

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations
(In millions)

| | Year ended December 31, | | |
	2004	2003	2002
Revenues:			
Net investment income	$ 983.1	$ 919.1	$ 959.5
Fee income	455.7	395.8	423.9
Premiums	38.5	50.1	53.9
Net realized capital gains (losses)	25.2	64.5	(101.0)
Total revenue	1,502.5	1,429.5	1,336.3
Benefits and expenses:			
Interest credited and other benefits to contractowners	739.4	723.4	707.3
Operating expenses	394.0	383.9	361.4
Amortization of deferred policy acquisition costs and value of business acquired	127.4	106.5	181.5
Total benefits and expenses	1,260.8	1,213.8	1,250.2
Income before income taxes and cumulative effect of change in accounting principle	241.7	215.7	86.1
Income tax expense	42.4	61.1	18.6
Income before cumulative effect of change in accounting principle	199.3	154.6	67.5
Cumulative effect of change in accounting principle, net of tax	-	-	(2,412.1)
Net income (loss)	$ 199.3	$ 154.6	$ (2,344.6)

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

	December 31,	
	2004	**2003**
Assets:		
Investments:		
Fixed maturities, available-for-sale, at fair value		
(amortized cost of $16,684.7 at 2004 and $15,455.0 at 2003)	$ 17,151.3	$ 16,049.7
Equity securities, available-for-sale, at fair value		
(cost of $153.9 at 2004 and $146.5 at 2003)	162.6	161.9
Mortgage loans on real estate	1,090.2	754.5
Policy loans	262.7	270.3
Other investments	57.0	53.6
Securities pledged (amortized cost of $1,258.8 at 2004 and $1,624.4 at 2003)	1,274.3	1,644.8
Total investments	19,998.1	18,934.8
Cash and cash equivalents	187.3	57.8
Short-term investments under securities loan agreement	219.5	123.9
Accrued investment income	181.7	169.6
Notes receivable from affiliate	175.0	-
Reinsurance recoverable	2,902.7	2,953.2
Deferred policy acquisition costs	414.5	307.9
Value of business acquired	1,365.2	1,415.4
Due from affiliates	25.9	41.5
Other assets	59.6	206.2
Assets held in separate accounts	33,310.5	33,014.7
Total assets	$ 58,840.0	$ 57,225.0

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

	December 31,	
	2004	**2003**
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 20,886.4	$ 19,276.6
Due to affiliates	49.4	92.4
Payables for securities purchased	25.1	5.4
Payables under securities loan agreement	219.5	123.9
Borrowed money	1,057.4	1,519.3
Current income taxes	82.6	85.6
Deferred income taxes	209.3	184.7
Other liabilities	275.6	276.5
Liabilities related to separate accounts	33,310.5	33,014.7
Total liabilities	56,115.8	54,579.1
Shareholder's equity:		
Common stock (100,000 shares authorized; 55,000 shares issued and outstanding, $50.0 per share value)	2.8	2.8
Additional paid-in capital	4,576.5	4,646.5
Accumulated other comprehensive income	67.1	116.0
Retained earnings (deficit)	(1,922.2)	(2,119.4)
Total shareholder's equity	2,724.2	2,645.9
Total liabilities and shareholder's equity	$ 58,840.0	$ 57,225.0

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at December 31, 2001	$ 2.8	$ 4,292.4	$ 55.8	$ 103.3	$ 4,454.3
Comprehensive loss:					
Net loss	-	-	-	(2,344.6)	(2,344.6)
Other comprehensive income, net of tax:					
Net unrealized gain on securities ($94.9 pretax)	-	-	61.7	-	61.7
Comprehensive loss					(2,282.9)
Distribution of IA Holdco	-	(27.4)	-	(32.7)	(60.1)
Capital contributions	-	164.3	-	-	164.3
SERP - transfer	-	(15.1)	-	-	(15.1)
Other changes	-	2.3	-	-	2.3
Balance at December 31, 2002	2.8	4,416.5	117.5	(2,274.0)	2,262.8
Comprehensive income:					
Net income	-	-	-	154.6	154.6
Other comprehensive loss, net of tax:					
Net unrealized loss on securities (($2.4) pretax)	-	-	(1.5)	-	(1.5)
Comprehensive income					153.1
Capital contributions	-	230.0	-	-	230.0
Balance at December 31, 2003	2.8	4,646.5	116.0	(2,119.4)	2,645.9
Comprehensive income:					
Net income	-	-	-	199.3	199.3
Other comprehensive loss, net of tax:					
Net unrealized loss on securities (($49.5) pretax)	-	-	(32.2)	-	(32.2)
Minimum pension liability	-	-	(16.7)	-	(16.7)
Comprehensive income	-	-	-	-	150.4
Dividends paid	-	(70.0)	-	-	(70.0)
Other	-	-	-	(2.1)	(2.1)
Balance at December 31, 2004	$ 2.8	$ 4,576.5	$ 67.1	$ (1,922.2)	$ 2,724.2

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

		Year ended December 31,	
	2004	**2003** **(Restated)**	**2002** **(Restated)**
Cash Flows from Operating Activities:			
Net income (loss)	$ 199.3	$ 154.6	$ (2,344.6)
Adjustments to reconcile net income (loss) to net cash			
provided by operating activities:			
Capitalization of deferred policy acquisition costs	(168.0)	(159.7)	(127.6)
Amortization of deferred policy acquisition costs and			
value of business acquired	134.3	106.5	158.5
Net accretion/decretion of discount/premium	155.9	198.9	115.5
Future policy benefits, claims reserves,			
and interest credited	620.4	705.9	953.7
Impairment of goodwill	-	-	2,412.1
Provision for deferred income taxes	41.0	22.1	23.6
Net realized capital (gains) losses	(25.1)	(64.5)	101.0
Depreciation	12.4	23.3	20.9
Change in:			
Accrued investment income	(2.3)	1.3	(10.0)
Reinsurance recoverable	50.5	33.3	172.7
Accounts receivable and assets accruals	18.2	(25.2)	(5.8)
Due to/from affiliates	(32.8)	47.4	8.1
Other payables and accruals	17.9	14.4	(82.8)
Net cash provided by operating activities	1,021.7	1,058.3	1,395.3
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or redemption of:			
Fixed maturities, available-for-sale	26,791.8	29,977.9	26,315.3
Equity securities, available-for-sale	85.7	130.2	57.2
Mortgage loans on real estate	71.0	16.3	2.0
Acquisition of:			
Fixed maturities, available-for-sale	(26,809.0)	(31,951.6)	(28,272.8)
Equity securities, available-for-sale	(81.6)	(34.8)	(81.8)
Mortgage loans on real estate	(406.7)	(194.2)	(343.7)
Increase in policy loans	7.6	26.0	32.7
Purchases/sales of property and equipment, net	(11.7)	(5.2)	(5.8)
Change in other investments	(15.3)	(8.1)	(22.4)
Loans to affiliates	(175.0)	-	-
Net cash used in investing activities	(543.2)	(2,043.5)	(2,319.3)

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

		2004		2003 (Restated)		2002 (Restated)
Cash Flows from Financing Activities:						
Deposits for investment contracts	$	2,089.9	$	2,296.6	$	1,349.1
Maturities and withdrawals from investment contracts		(1,910.4)		(1,745.5)		(741.4)
Short-term borrowings, net		(458.5)		196.5		299.7
Dividends paid to Parent		(70.0)		-		-
Capital contributions		-		230.0		-
Net cash provided by (used in) financing activities		(349.0)		977.6		907.4
Net increase (decrease) in cash and cash equivalents		129.5		(7.6)		(16.6)
Cash and cash equivalents, beginning of year		57.8		65.4		82.0
Cash and cash equivalents, end of year	$	187.3	$	57.8	$	65.4
Supplemental cash flow information:						
Income taxes paid, net	$	3.2	$	29.8	$	6.7
Interest paid	$	22.8	$	32.6	$	20.6

The accompanying notes are an integral part of these consolidated financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1. Organization and Significant Accounting Policies

Basis of Presentation

ING Life Insurance and Annuity Company ("ILIAC"), a stock life insurance company domiciled in the state of Connecticut, and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. These consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Insurance Company of America ("IICA"), ING Financial Advisers, LLC ("IFA") and, through February 28, 2002, ING Investment Adviser Holding, Inc. ("IA Holdco"). Until March 30, 2003, ILIAC was a wholly-owned subsidiary of ING Retirement Holdings, Inc. ("HOLDCO"), which was a wholly-owned subsidiary of ING Retirement Services, Inc. ("IRSI"). Until March 30, 2003, IRSI was a wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"), which in turn was ultimately owned by ING Groep N.V. ("ING"). On March 30, 2003, a series of mergers occurred in the following order: IRSI merged into Lion and HOLDCO merged into Lion. As a result, ILIAC is now a direct, wholly-owned subsidiary of Lion, which in turn is an indirect, wholly-owned subsidiary of ING. ING is a global financial services company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408 and 457, as well as nonqualified deferred compensation plans. The Company's products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government, education (collectively "not-for-profit" organizations), and corporate markets. The Company's products generally are distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Annuity contracts may be deferred or immediate (payout annuities). These products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds, and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans which contain certain benefit responsive guarantees (i.e. liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers investment advisory services and pension plan administrative services.

Recently Adopted Accounting Standards

Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts

The Company adopted Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts," on January 1, 2004. SOP 03-1 establishes several new accounting and disclosure requirements for certain nontraditional long-duration contracts and for separate accounts including, among other things, a requirement that assets and liabilities of separate account arrangements that do not meet certain criteria be accounted for as general account assets and liabilities, and that revenues and expenses related to such arrangements, be consolidated with the respective lines in the Consolidated Statements of Operations. In addition, the SOP requires that additional liabilities be established for certain guaranteed death and other benefits and for products with certain patterns of cost of insurance charges. In addition, sales inducements provided to contractowners must be recognized on the Consolidated Balance Sheets separately from deferred acquisition costs and amortized as a component of benefits expense using methodology and assumptions consistent with those used for amortization of deferred policy acquisition costs ("DAC").

The Company evaluated all requirements of SOP 03-1 which resulted in the consolidation of the Separate Account supporting the guarantee option into the General Account. Requirements to establish additional liabilities for minimum guarantee benefits are applicable to the Company; however, the Company's policies on contract liabilities have historically been, and continue to be, in conformity with the newly established requirements. Requirements for recognition of additional liabilities for products with certain patterns of cost of insurance charges are not applicable to the Company. The adoption of SOP 03-1 had no significant effect on the Company's financial position, results of operations, or cash flows.

In the fourth quarter of 2004, the Company implemented Technical Practice Aid 6300.05 – 6300.08, "Q&As Related to the Implementation of SOP 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (the "TPA").

The TPA, which was approved in September 2004, provides additional guidance regarding certain implicit assessments that may be used in testing of the base mortality function on contracts, which is performed to determine whether additional liabilities are required in conjunction with SOP 03-1. In addition, the TPA provides additional guidance surrounding the allowed level of aggregation of additional liabilities determined under SOP 03-1. The adoption of the TPA did not have an impact on the Company's financial position, results of operations, or cash flows.

The implementation of SOP 03-1 also raised questions regarding the interpretation of the requirements of Statement of Financial Accounting Standards ("FAS") No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," concerning when it is appropriate to record an unearned revenue liability related to the insurance benefit function. To clarify its position, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 97-1 ("FSP FAS 97-1"), "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97 Permit or Require Accrual of an Unearned Revenue Liability," effective for fiscal periods beginning subsequent to the date the guidance was issued, June 18, 2004. The Company adopted FSP FAS 97-1 on July 1, 2004 which did not have an impact on the Company's financial position, results of operations, or cash flows.

The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments

In March 2004, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue No. 03-1 ("EITF-03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," requiring that a three-step impairment model be applied to securities within its scope. The three-step model is applied on a security-by-security basis as follows:

Step 1: Determine whether an investment is impaired. An investment is impaired if the fair value of the investment is less than its cost basis.
Step 2: Evaluate whether an impairment is other-than-temporary.
Step 3: If the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment's cost and its fair value.

On September 30, 2004, the FASB issued FASB Staff Position No. EITF Issue 03-1-1 ("FSP EITF 03-1-1"), "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,'" which delayed the EITF Issue No. 03-1 original effective date of July 1, 2004 related to steps two and three of the impairment model introduced. The delay is in effect until a final consensus can be reached on such guidance. Despite the delay of the implementation of steps two and three, other-than-temporary impairments are still to be recognized as required by existing guidance.

Earlier consensus reached by the EITF on this issue required that certain quantitative and qualitative disclosures be made for unrealized losses on debt and equity securities that have not been recognized as other-than-temporary impairments. These disclosures were adopted by the Company, effective December 31, 2003, and are included in the Investments footnote.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Accounting for Derivative Instruments and Hedging Activities

The Derivative Implementation Group ("DIG"), responsible for issuing guidance on behalf of the FASB for implementation of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," issued Statement No. 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Credit Worthiness of the Obligor under Those Instruments" ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index may be determined to contain embedded derivatives that are required to be bifurcated from the host instrument. The required date of adoption of DIG B36 for the Company was October 1, 2003. The adoption did not have an impact on the Company's financial position, results of operations, or cash flows.

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical revisions and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires

C-12

disclosures about VIEs that the variable interest holder is required to consolidate and those VIEs it is not required to consolidate but in which it has a significant variable interest.

The Company holds investments in VIEs in the form of private placement securities, structured securities, securitization transactions, and limited partnerships with an aggregate fair value of $8,489.3 as of December 31, 2004. These VIEs are held by the Company for investment purposes. Consolidation of these investments in the Company's financial statements is not required as the Company is not the primary beneficiary for any of these VIEs. Book value as of December 31, 2004 of $8,396.1 represents the maximum exposure to loss except for those structures for which the Company also receives asset management fees.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), to clarify accounting and disclosure requirements relating to a guarantor's issuance of certain types of guarantees, or groups of similar guarantees, even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The disclosure provisions are effective for financial statements for fiscal years ended after December 15, 2002. For certain guarantees, the interpretation also requires that guarantors recognize a liability equal to the fair value of the guarantee upon its issuance. This initial recognition and measurement provision is to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has performed an assessment of its guarantees and believes that all of its guarantees are excluded from the scope of this interpretation.

Goodwill Impairment

During 2002, the Company adopted FAS No. 142, "Goodwill and Other Intangible Assets." The adoption of this standard resulted in the recognition of an impairment loss of $2,412.1, net of taxes of $1,298.8, related to prior acquisitions, recorded retroactive to the first quarter of 2002. Prior quarters of 2002 were restated accordingly. This impairment loss represented the entire carrying amount of goodwill, net of accumulated amortization. This impairment charge is shown as a change in accounting principle on the December 31, 2002 Consolidated Statement of Operations.

New Accounting Pronouncements

In December 2004, the FASB issued FAS No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires all share-based payments be recognized in the

financial statements based upon the fair value. FAS 123R is effective at the beginning of the first interim or annual period beginning after June 15, 2005. Earlier adoption is encouraged. FAS 123R provides two transition methods, modified-prospective and modified-retrospective.

The modified-prospective method recognizes the grant-date fair value of compensation for new and unvested awards beginning in the fiscal period in which the recognition provisions are first applied. Prior periods are not restated. The modified-retrospective method, entities are allowed to restate prior periods by recognizing the compensation cost in the amount previously reported in the pro forma footnote disclosures as required under FAS No. 123, "Accounting for Stock-Based Compensation."

The Company intends to early adopt the provisions of FAS 123R on January 1, 2005 using the modified-prospective method. The adoption of FAS 123R is not expected to have a material impact on the Company's financial position, results of operations or cash flows. Prior to January 2005, the Company applied the intrinsic value-based provisions set forth in APB Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, compensation expense is determined on the measurement date, which is the first date on which both the number of shares the employee is entitled to receive and the exercise price are known. Compensation expense, if any, is measured based on the award's intrinsic value, which is the excess of the market price of the stock over the exercise price on the measurement date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior years financial information to conform to the current year presentation, including a reclassification in the amount of $9.2, net of tax, from retained earnings to accumulated other comprehensive income as of December 31, 2001 (see footnote 14).

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in shareholder's equity, after adjustment for related changes in deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA"), and deferred income taxes.

Other-Than-Temporary Impairments

The Company analyzes the General Account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management considers the length of time and the extent to which fair value has been less than amortized cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of EITF Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." Under Issue No. EITF 99-20, a determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than amortized cost and there has been an adverse change in cash flow since the last remeasurement date.

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

Experience-Rated Products

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized gains and losses on the sale of and unrealized capital gains and losses on investments supporting these products are included in future policy benefits and claims reserves on the Consolidated Balance Sheets. Realized capital gains and losses on all other investments are reflected in the Consolidated Statements of Operations. Unrealized

capital gains and losses on all other investments are reflected in shareholder's equity, net of related income taxes.

Purchases and Sales

Purchases and sales of fixed maturities and equity securities (excluding private placements) are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation

Fair values for fixed maturities are obtained from independent pricing services or broker/dealer quotations. Fair values for privately placed bonds are determined using a matrix-based model. The matrix-based model considers the level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. The fair values for actively traded equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value where applicable.

Mortgage loans on real estate are reported at amortized cost less impairment writedowns. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent writedown charged to realized loss.

Policy loans are carried at unpaid principal balances.

Short-term investments, consisting primarily of money market instruments and other fixed maturities issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value, which approximates amortized cost.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by

the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities and the offsetting collateral liability is included in borrowed money on the Consolidated Balance Sheets.

Derivatives

The Company's use of derivatives is limited mainly to hedging purposes. However, these derivatives are not accounted for using hedge accounting treatment under FAS No. 133 and the Company does not seek hedge accounting treatment. The Company enters into interest rate, equity market, and currency contracts, including swaps, caps, and floors to reduce and manage risks associated with changes in value, yield, price or cash flow or exchange rates of assets or liabilities held or intended to be held. Changes in the fair value of open derivative contracts are recorded in net realized capital gains and losses. Derivatives are included in other investments on the Consolidated Balance Sheets.

The Company also has investments in certain fixed maturity instruments and has retail annuity products that contain embedded derivatives, including those whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. Changes in the fair value of embedded derivatives are recorded in net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives are included in fixed maturities.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized and is subject to amortization in purchase accounting when the Company was acquired. The value is based on the present value of estimated net cash flows embedded in the Company's contracts.

The amortization methodology used for DAC and VOBA varies by product type. FAS No. 60, "Accounting and Reporting by Insurance Enterprises," applies to traditional life insurance products, primarily whole life and term life insurance contracts. Under FAS No. 60, DAC and VOBA are amortized over the premium payment period, in proportion to the premium revenue recognized.

FAS No. 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS No. 97, DAC and VOBA are amortized, with interest, over the life of the related contracts (usually 25 years) in relation to the present value of estimated future gross profits from investment, mortality, and expense margins; asset-based fees, policy administration, and surrender charges; less policy maintenance fees and non-capitalized commissions, as well as realized gains and losses on investments.

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs a quarterly and annual analysis of DAC and VOBA for the annuity and life businesses, respectively. The DAC and VOBA balances are evaluated for recoverability and are reduced to the extent that estimated future gross profits are inadequate to recover the asset.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated profit requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative prior period adjustment is recognized as a component of current period

amortization. In general, increases in investment, mortality, and expense margins, and thus estimated future profits, lower the rate of amortization. However, decreases in investment, mortality, and expense margins, and thus estimated future profits, increase the rate of amortization.

Reserves

The Company establishes and carries actuarially determined reserve liabilities which are calculated to meet its future obligations. Changes in or deviations from the assumptions used can significantly affect the Company's reserve levels and related future operations.

Reserves for deferred annuity investment contracts and immediate annuities without life contingent benefits are equal to cumulative deposits less charges and withdrawals plus credited interest thereon (rates range from 1.5% to 11.9% for all years presented) net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. These reserves also include unrealized gains/losses related to investments and unamortized realized gains/losses on investments for experience-rated contracts. Reserves on experience-rated contracts reflect the rights of contractholders, plan participants, and the Company.

Reserves for immediate annuities with life contingent benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by plan, year of issue and policy duration. Reserve interest rates range from 4.9% to 9.5% for all years presented.

Because the sale of the domestic individual life insurance business on October 1, 1998 was substantially in the form of an indemnity reinsurance agreement, the Company includes an amount in reinsurance recoverable on the Consolidated Balance Sheet, which approximates the Company's total individual life reserves. See Note 11 to the Consolidated Balance Sheets.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Sales Inducements

Sales inducements represent benefits paid to contractowners that are incremental to the amounts the Company credits on similar contracts and are higher than the contract's expected ongoing crediting rates for periods after the inducement. As of January 1, 2004, such amounts are reported separately and included in Other Assets on the Consolidated Balance Sheet in accordance with SOP 03-1. Prior to 2004, sales inducements were recorded as a component of DAC on the Consolidated Balance Sheet. Beginning in 2004, sales inducements are amortized as a component of interest credited and other benefits to contractowners using methodologies and assumptions consistent with those used for amortization of DAC.

Revenue Recognition

For most annuity contracts, fee income for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed against contractowners. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected as an offsetting amount in both premiums and current and future benefits on the Consolidated Statements of Operations. Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingencies.

Separate Accounts

Separate Account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate Account assets supporting variable options under annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract in shares of mutual funds which are managed by the Company or its affiliates, or other selected mutual funds not managed by the Company or its affiliates.

Separate Account assets and liabilities are carried at fair value and shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income and net

realized and unrealized capital gains and losses of the Separate Accounts are not reflected in the Consolidated Financial Statements (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria in SOP 03-1 for presentation in the separate caption in the Consolidated Balance Sheets (primarily guaranteed interest options), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2004 and 2003, unrealized gains of $7.3 and $55.7, respectively, on assets supporting a guaranteed interest option are reflected in shareholder's equity.

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Consolidated Balance Sheets. Of the reinsurance recoverable on the Consolidated Balance Sheets, $2.9 billion and $3.0 billion at December 31, 2004 and 2003, respectively, is related to the reinsurance recoverable from Lincoln National Corporation ("Lincoln") arising from the sale of the Company's domestic life insurance business in 1998 (See Note 11).

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Investments

Fixed maturities and equity securities available-for-sale as of December 31, 2004, were as follows:

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
Fixed maturities:								
U.S. government and government agencies and authorities	$	197.3	$	0.9	$	0.9	$	197.3
States, municipalities and political subdivisions		32.1		0.2		0.9		31.4
U.S. corporate securities:								
Public utilities		1,207.6		50.0		5.0		1,252.6
Other corporate securities		5,846.5		275.0		25.4		6,096.1
Total U.S. corporate securities		7,054.1		325.0		30.4		7,348.7
Foreign securities:								
Government		660.2		33.9		3.1		691.0
Other		1,656.4		78.4		6.1		1,728.7
Total foreign securities		2,316.6		112.3		9.2		2,419.7
Residential mortgage-backed securities		5,497.6		65.6		58.2		5,505.0
Commercial mortgage-backed securities		1,491.2		73.2		4.4		1,560.0
Other asset-backed securities		1,354.6		22.6		13.7		1,363.5
Total fixed maturities, including fixed maturities pledged		17,943.5		599.8		117.7		18,425.6
Less: fixed maturities pledged to creditors		1,258.8		18.0		2.5		1,274.3
Fixed maturities		16,684.7		581.8		115.2		17,151.3
Equity securities		153.9		9.2		0.5		162.6
Total investments available-for-sale	$	16,838.6	$	591.0	$	115.7	$	17,313.9

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Fixed maturities and equity securities available-for-sale as of December 31, 2003, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:				
U.S. government and government				
agencies and authorities	$ 350.0	$ 1.7	$ 0.3	$ 351.4
States, municipalities and political				
subdivisions	2.1	0.1	-	2.2
U.S. corporate securities:				
Public utilities	970.7	48.9	11.4	1,008.2
Other corporate securities	5,568.1	327.9	29.1	5,866.9
Total U.S. corporate securities	6,538.8	376.8	40.5	6,875.1
Foreign securities:				
Government	605.2	33.7	2.8	636.1
Other	1,364.7	74.5	11.0	1,428.2
Total foreign securities	1,969.9	108.2	13.8	2,064.3
Residential mortgage-backed securities	5,903.7	91.8	35.1	5,960.4
Commercial mortgage-backed securities	1,278.5	105.0	3.3	1,380.2
Other asset-backed securities	1,036.4	34.0	9.5	1,060.9
Total fixed maturities, including				
fixed maturities pledged to creditors	17,079.4	717.6	102.5	17,694.5
Less: fixed maturities pledged to creditors	1,624.4	23.8	3.4	1,644.8
Fixed maturities	15,455.0	693.8	99.1	16,049.7
Equity securities	146.5	15.5	0.1	161.9
Total investments available-for-sale	$ 15,601.5	$ 709.3	$ 99.2	$ 16,211.6

At December 31, 2004 and 2003, net unrealized appreciation of $490.8 and $630.5, respectively, on total fixed maturities, including fixed maturities pledged to creditors, and equity securities, included $357.5 and $491.5, respectively, related to experience-rated contracts, which were not reflected in shareholder's equity but in future policy benefits and claim reserves.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

The aggregate unrealized losses and related fair values of investments with unrealized losses as of December 31, 2004, are shown below by duration:

	Unrealized Loss		Fair Value	
Duration category:				
Less than six months below amortized cost	$	37.7	$	3,319.0
More than six months and less than twelve months below cost		34.9		1,795.0
More than twelve months below amortized cost		45.6		960.5
Total investments available-for-sale	$	118.2	$	6,074.5

Of the unrealized losses, less than 6 months in duration of $37.7, there were $9.5 in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. The remaining unrealized losses of $28.2, as of December 31, 2004, related to securities reviewed for impairment under the guidance proscribed by EITF Issue No. 99-20. This category includes U.S. government-backed securities, principal protected securities, and structured securities which did not have an adverse change in cash flows for which the carrying amount was $1,746.2.

Of the unrealized losses, more than 6 months and less than 12 months in duration, of $34.9, there were $16.4 in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. The remaining unrealized losses of $18.5, as of December 31, 2004, related to securities reviewed for impairment under the guidance proscribed by EITF Issue No. 99-20. This category includes U.S. government-backed securities, principal protected securities, and structured securities which did not have an adverse change in cash flows for which the carrying amount was $829.2.

An analysis of the unrealized losses, more than 12 months in duration, of $45.6 follows. There were $15.9 in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. The remaining unrealized losses of $29.7, as of December 31, 2004, related to securities reviewed for impairment under the guidance proscribed by EITF Issue No. 99-20. This category includes U.S. government-backed securities, principal protected securities, and structured securities which did not have an adverse change in cash flows for which the carrying amount was $505.6.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

The amortized cost and fair value of total fixed maturities for the year ended December 31, 2004 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

	Amortized Cost		Fair Value	
Due to mature:				
One year or less	$	395.8	$	400.0
After one year through five years		3,650.0		3,727.4
After five years through ten years		3,128.8		3,256.4
After ten years		2,425.5		2,613.3
Mortgage-backed securities		6,988.8		7,065.0
Other asset-backed securities		1,354.6		1,363.5
Less: fixed maturities pledged to creditors		1,258.8		1,274.3
Fixed maturities	$	16,684.7	$	17,151.3

At December 31, 2004 and 2003, fixed maturities with carrying values of $10.9 and $11.2, respectively, were on deposit as required by regulatory authorities.

The Company did not have any investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 2004 or 2003.

The Company has various categories of CMOs that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the repayment of principal from the underlying mortgages either earlier or later than originally anticipated. At December 31, 2004 and 2003, approximately 4.1% and 2.8%, respectively, of the Company's CMO holdings were invested in types of CMOs which are subject to more prepayment and extension risk than traditional CMOs (such as interest-only or principal-only strips).

The Company enters into dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase its return on investments and improve liquidity. At December 31, 2004 and 2003, the carrying value of the securities pledged in dollar rolls and repurchase agreements was $1,274.3 and $1,644.8, respectively. The carrying value of the securities pledged in dollar rolls and repurchase agreements is included in pledged securities on the Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements totaled $1,057.4 and $1,519.3 at December 31, 2004 and 2003, respectively. The repurchase obligation related to dollar rolls and repurchase agreements is included in borrowed money on the Consolidated Balance Sheets.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Impairments

The following table identifies the Company's other-than-temporary impairments by type as of December 31:

	2004		2003		2002	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Corporate	$ -	-	$ 6.2	4	$ 0.1	2
Residential mortgage-backed	13.5	53	88.2	83	40.0	33
Limited partnership	-	-	2.0	1		
Equities	-	-	-	2	0.1	2
Total	$ 13.5	53	$ 96.4	90	$ 40.2	37

The remaining fair value of the fixed maturities with other-than-temporary impairments at December 31, 2004 and 2003 is $125.0 and $123.1, respectively.

Net Investment Income

Sources of net investment income were as follows:

	Year ended December 31,		
	2004	2003	2002
Fixed maturities	$ 980.5	$ 946.2	$ 964.1
Preferred stock	-	9.9	3.9
Mortgage loans on real estate	56.0	42.7	23.3
Policy loans	8.1	9.0	8.7
Cash equivalents	2.4	1.7	1.7
Other	(2.1)	(1.0)	23.4
Gross investment income	1,044.9	1,008.5	1,025.1
Less: investment expenses	61.8	89.4	65.6
Net investment income	$ 983.1	$ 919.1	$ 959.5

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Net Realized Capital Gains and Losses

Net realized capital gains (losses) are comprised of the difference between the carrying value of investments and proceeds from sale, maturity, and redemption, as well as losses incurred due to impairment of investments. Net realized capital gains (losses) on investments were as follows:

	Year ended December 31,		
	2004	**2003**	**2002**
Fixed maturities	$ 24.7	$ 63.9	$ (97.5)
Equity securities	0.5	0.6	(3.5)
Pretax net realized capital gains (losses)	$ 25.2	$ 64.5	$ (101.0)
After-tax net realized capital gains (losses)	$ 16.4	$ 41.9	$ 65.7

Net realized capital gains allocated to experience-rated contracts of $42.0, $43.9, and $63.6 for the years ended December 31, 2004, 2003 and 2002, respectively, were deducted from net realized capital gains and an offsetting amount was reflected in future policy benefits and claim reserves on the Consolidated Balance Sheets. Net unamortized realized gains (losses) allocated to experienced-rated contractholders were $233.4, $213.7, and $199.3 at December 31, 2004, 2003 and 2002, respectively.

Proceeds from the sale of fixed maturities and equity securities and the related gross gains and losses, excluding those related to experience-related contractholders, were as follows:

	Year ended December 31,		
	2004	**2003**	**2002**
Proceeds on sales	$ 10,236.3	$ 12,812.5	$ 13,265.2
Gross gains	146.9	291.9	276.7
Gross losses	70.9	228.0	374.2

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Changes in shareholder's equity related to changes in accumulated other comprehensive income (net unrealized capital gains and losses on securities, including securities pledged excluding those related to experience-rated contractholders) were as follows:

| | Year ended December 31, | | |
	2004	2003	2002
Fixed maturities	$ 16.1	$ (54.3)	$ 104.8
Equity securities	(5.7)	17.9	(1.6)
Sales inducements	(0.1)	-	-
Other	(59.8)	34.0	(8.3)
Subtotal	(49.5)	(2.4)	94.9
Less: (Increase) decrease in deferred income taxes	(17.3)	(0.9)	33.2
Net increase (decrease) in accumulated other comprehensive (loss) income	$ (32.2)	$ (1.5)	$ 61.7

2. Financial Instruments

Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments." FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the

C-28

borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities: Fair values of these securities are based upon quoted market price.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Cash and cash equivalents, short-term investments and policy loans: The carrying amounts for these assets approximate the assets' fair values.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

Investment contract liabilities (included in future policy benefits and claim reserves):

With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

Without a fixed maturity: Fair value is estimated as the amount payable to the contractowners upon demand. However, the Company has the right under such contracts to delay payment of withdrawals which may ultimately result in paying an amount different than that determined to be payable on demand.

Liabilities related to separate accounts: The carrying amounts for these liabilities approximate their fair value.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2004 and 2003 were as follows:

	2004		2003	
	Carrying Value	**Fair Value**	**Carrying Value**	**Fair Value**
Assets:				
Fixed maturity securities, including securities pledged	$ 18,425.6	$ 18,425.6	$ 17,694.5	$ 17,694.5
Equity securities	162.6	162.6	161.9	161.9
Mortgage loans on real estate	1,090.2	1,119.8	754.5	798.5
Policy loans	262.7	262.7	270.3	270.3
Cash and cash equivalents	187.3	187.3	57.8	57.8
Assets held in Separate Accounts	33,310.5	33,310.5	33,014.7	33,014.7
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	2,106.0	2,028.2	2,282.9	2,259.4
Without a fixed maturity	13,884.9	13,845.6	12,936.9	12,892.0
Liabilities related to Separate Accounts	33,310.5	33,310.5	33,014.7	33,014.7

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Derivative Financial Instruments

Interest Rate Floors

Interest rate floors are used to manage the interest rate risk in the Company's bond portfolio. Interest rate floors are purchased contracts that provide the Company with an annuity in a declining interest rate environment. The Company had no open interest rate floors at December 31, 2004 or 2003.

Interest Rate Caps

Interest rate caps are used to manage the interest rate risk in the Company's bond portfolio. Interest rate caps are purchased contracts that provide the Company with an annuity in an increasing interest rate environment. The notional amount, carrying value and estimated fair value of the Company's open interest rate caps as of December 31, 2004 were $527.8, $5.9, and $5.9, respectively. The notional amount, carrying value and estimated fair value of the Company's open interest rate caps as of December 31, 2003 were $739.6, $8.2, and $8.2, respectively.

Interest Rate Swaps

Interest rate swaps are used to manage the interest rate risk in the Company's bond portfolio and well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly. The notional amount, carrying value and estimated fair value of the Company's open interest rate swaps as of December 31, 2004 were $1,766.0, $2.1, and $2.1, respectively. The notional amount, carrying value and estimated fair value of the Company's open interest rate swaps as of December 31, 2003 were $950.0, $(14.4), and $(14.4), respectively.

Foreign Exchange Swaps

Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for US dollar cash flows at regular interim periods, typically quarterly or semi-annually. The notional amount, carrying value, and estimated fair value of the Company's open foreign exchange rate swaps as of December 31, 2004 were $126.5, $(28.4), and $(28.4), respectively. The notional amount, carrying value and estimated fair value of the Company's open foreign exchange rate swaps as of December 31, 2003 were $78.1, $(12.8), and $(12.8), respectively.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

3. Deferred Policy Acquisition Costs and Value of Business Acquired

Activity for the year-ended December 31, 2004, 2003 and 2002 within VOBA was as follows:

Balance at December 31, 2001	$	1,601.8
Adjustment for unrealized gain (loss)		(21.9)
Additions		25.0
Interest accrued at 7%		86.8
Amortization		(253.3)
Balance at December 31, 2002		1,438.4
Adjustment for unrealized gain (loss)		6.2
Additions		59.1
Interest accrued at 7%		92.2
Amortization		(180.5)
Balance at December 31, 2003		1,415.4
Adjustment for unrealized gain (loss)		7.9
Additions		50.1
Interest accrued at 6%		92.3
Amortization		(200.5)
Balance at December 31, 2004	$	1,365.2

The estimated amount of VOBA to be amortized, net of interest, over the next five years is $112.2, $105.8, $97.4, $92.4, and $90.6 for the years 2005, 2006, 2007, 2008 and 2009, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

During 2004, VOBA amortization increased principally due to higher actual gross profits, as a result of the margins earned on higher fixed and variable assets and fewer other-than-temporary impairments. Also, surrenders increased, which resulted in higher amortization for certain business.

During 2003 the Company reset long-term assumptions for the Separate Account returns from 9.0% to 8.5% (gross before fund management fees and mortality, expense, and other policy charges), reflecting a blended return of equity and other sub-accounts. The 2003 unlocking adjustment was primarily driven by improved market performance compared to expected during 2003. For the year ended December 31, 2003, the Company recorded a deceleration of DAC/VOBA amortization totaling $3.7 before tax, or $2.4, net of $1.3 of federal income tax expense.

As part of the regular analysis of DAC/VOBA, at the end of third quarter of 2002, the Company unlocked its long-term rate of return assumptions. The Company reset long-term return assumptions for the Separate Account returns to 9.0% (gross before fund management fees and mortality, expense, and other policy charges), as of December 31, 2002, reflecting a blended return of equity and other sub-accounts. The unlocking adjustment in 2002 was primarily driven by the sustained downturn in the equity markets and revised expectations for future returns. During 2002, the Company recorded an acceleration of DAC/VOBA amortization totaling $45.6 before tax, or $29.7, net of $15.9 of federal income tax benefit.

4.   Dividend Restrictions and Shareholder's Equity

The Company's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding 12 months, exceeds the greater of (1) 10% of statutory surplus at prior year end or (2) ILIAC's prior year statutory net gain from operations.

ILIAC paid a cash dividend of $70.0 to Lion in 2004 and did not pay cash dividends to Lion in 2003 or 2002. However, on February 28, 2002, ILIAC contributed 100% of the stock of IA Holdco to HOLDCO in the form of a $60.1 dividend distribution. ILIAC did not receive capital contributions from its parent in 2004 and received $230.0 and $164.3 in capital contributions during 2003 and 2002, respectively.

The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $217.2, $67.5, and $148.8 for the years ended December 31, 2004, 2003, and 2002, respectively. Statutory capital and surplus was $1,344.5 and $1,230.7 as of December 31, 2004 and 2003, respectively.

As of December 31, 2004, the Company did not utilize any statutory accounting practices, which are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

5.   Additional Insurance Benefits and Minimum Guarantees

Under SOP 03-1, the Company calculates an additional liability ("SOP reserves") for certain guaranteed minimum death benefits ("GMDBs") in order to recognize the expected value of death benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2004, the Separate Account liability subject to SOP 03-1 for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees was $4,396.0 and $0.7, respectively.

The aggregate fair value of equity securities (including mutual funds) supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2004 was $4,396.0.

6. Income Taxes

ILIAC files a consolidated federal income tax return with its subsidiary, IICA. ILIAC has a federal tax allocation agreement with IICA whereby ILIAC charges its subsidiary for federal taxes it would have incurred were it not a member of the consolidated group and credits IICA for losses at the statutory federal tax rate.

Income taxes (benefits) from continuing operations consist of the following:

	Year ended December 31,		
	2004	2003	2002
Current tax expense (benefit):			
Federal	$ (3.8)	$ 37.9	$ 40.4
State	-	1.1	1.8
Total current tax expense (benefit)	(3.8)	39.0	42.2
Deferred tax expense (benefit):			
Federal	46.2	22.1	(23.6)
Total deferred tax expense (benefit)	46.2	22.1	(23.6)
Total income tax expense (benefit)	$ 42.4	$ 61.1	$ 18.6

Income taxes were different from the amount computed by applying the federal income tax rate to income from continuing operations before income taxes for the following reasons:

	Year ended December 31,		
	2004	**2003**	**2002**
Income before income taxes and cumulative effect of change in accounting principle	$ 241.7	$ 215.7	$ 86.1
Tax rate	35%	35%	35%
Income tax at federal statutory rate	84.6	75.5	30.1
Tax effect of:			
State income tax, net of federal benefit	-	0.7	1.2
Dividends received deduction	(9.6)	(14.0)	(5.3)
IRS audit settlement	(33.0)		
Transfer of mutual fund shares	-	-	(6.7)
Other, net	0.4	(1.1)	(0.7)
Income tax expense	$ 42.4	$ 61.1	$ 18.6

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, are presented below:

	2004	**2003**
Deferred tax assets:		
Insurance reserves	$ 286.4	$ 263.7
Unrealized gains allocable to experience-rated contracts	125.1	172.0
Investments	-	69.7
Postemployment benefits	60.5	30.2
Compensation	35.5	56.0
Other, net	23.4	19.7
Total gross assets	530.9	611.3
Deferred tax liabilities:		
Value of business acquired	477.8	495.4
Net unrealized capital gains	161.3	236.4
Deferred policy acquisition costs	91.3	59.2
Other, net	9.8	5.0
Total gross liabilities	740.2	796.0
Net deferred tax liability	$ 209.3	$ 184.7

Net unrealized capital gains and losses are presented as a component of Other Comprehensive Income in shareholder's equity, net of deferred taxes.

Under prior law, the Company was allowed to defer from taxation a portion of income. The deferred income was accumulated in the Policyholders' Surplus Account and only becomes taxable under certain conditions, which management believes to be remote.

Furthermore, the American Jobs Creation Act of 2004 allows certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. Therefore, based on currently available information, no federal income taxes have been provided on the Policyholders' Surplus Account accumulated balance of $17.2 million.

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. No valuation allowance has been established at this time, as management believes the above conditions presently do not exist.

The Company establishes reserves for probable proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments. The Internal Revenue Service (the "Service") has completed examinations of the federal income tax returns of the Company for all years through the December 13, 2000 short period. The tax benefit associated with the settlement of the most recent audit is included in the 2004 financial statements. The Service has commenced its examination for the tax years ended December 31, 2000 and 2001. Additionally, various state tax audits are in process.

7.   Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $19.0 for 2004, $15.1 for 2003, and $6.4 for 2002, respectively.

Defined Contribution Plan

ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career

Agents are certain, full-time insurance salesmen who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges of operations of the Company for the Savings Plan were $8.0, $7.1 and $7.1 in 2004, 2003, and 2002, respectively.

Other Benefit Plans

The Company also sponsors a tax-qualified profit sharing plan for Career Agents that is intended to satisfy the requirements of Code Section 401(K).

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees; defined benefit pension plans for insurance salesmen who have entered into a career agent agreement and certain other individuals; and health care and life insurance benefits to retired employees and their eligible dependents. The supplemental retirement plan and defined benefit pension plan are non-qualified defined benefit pension plans, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually. The defined benefit plan for salesmen was terminated effective January 1, 2002, and all benefit accruals ceased. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The benefit charges allocated to the Company related to all of these plans for the years ended December 31, 2004, 2003, and 2002, were not significant.

8. **Related Party Transactions**

Operating Agreements

ILIAC has certain agreements whereby it incurs expenses with affiliated entities. The agreements are as follows:

- Investment advisory agreement with ING Investment Management LLC ("IIM"), in which IIM provides asset management and accounting services. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2004, 2003, and 2002, expenses were incurred in the amounts of $58.8, $53.8, and $46.5, respectively.

- Services agreement between the Company and its affiliates effective January 2001, and amended effective January 1, 2002. For the years ended December 31, 2004, 2003, and 2002, net expenses related to the agreement where incurred in the amount of $8.6, $19.2, and $13.4, respectively.
- Expense sharing agreement with ING North America Insurance Corporation, Inc., dated as of January 1, 2001, as amended effective January 1, 2002, for administrative, management, financial, and information technology services. For the years ended December 31, 2004, 2003, and 2002, expenses were incurred in the amounts of $132.9, $136.4, and $126.0, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

Investment Advisory and Other Fees

ILIAC serves as investment advisor to certain variable funds used in Company products (collectively, the "Company Funds"). The Company Funds pay ILIAC, as investment advisor, a daily fee which, on an annual basis, ranged, depending on the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company Funds managed by ILIAC are subadvised by investment advisors, in which case ILIAC pays a subadvisory fee to the investment advisors, which may include affiliates. ILIAC is also compensated by the Separate Accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the Separate Accounts pay ILIAC a daily fee, which, on an annual basis is, depending on the product, up to 3.4% of their average daily net assets. The amount of compensation and fees received from affiliated mutual funds and separate accounts, amounted to $209.2, $201.4 (excludes fees paid to Aeltus Investment Management, Inc., now known as ING Investment Management LLP ("Aeltus")), and $391.8 (includes fees paid to Aeltus through February 28, 2002, when IA Holdco, Aeltus' parent, ceased to be a subsidiary of ILIAC) in 2004, 2003, and 2002, respectively.

Reciprocal Loan Agreement

ILIAC maintains a reciprocal loan agreement with ING AIH, an indirect wholly-owned subsidiary of ING and affiliate to ILIAC, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, ILIAC and ING AIH can borrow up to 3% of ILIAC's statutory admitted assets as of the preceding December 31 from one another. Interest on any ILIAC borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, ILIAC incurred interest expense

of $0.2, $0.1, and $0.1, for the years ended December 31, 2004, 2003, and 2002, respectively, and earned interest income of $1.3, $0.9, and $2.1 for the years ended December 31, 2004, 2003, and 2002, respectively. At December 31, 2004 and 2003, respectively, ILIAC had a $25.0 and $41.4 receivable from ING AIH under this agreement.

Notes from Affiliate

On December 29, 2004, ING USA Annuity and Life Insurance Company ("ING USA") issued surplus notes in the aggregate principal amount of $400.0 (the "Notes") scheduled to mature on December 29, 2034, to its affiliates, ILIAC, ReliaStar Life Insurance Company ("ReliaStar Life"), and Security Life of Denver International Limited ("SLDI"), in an offering that was exempt from the registration requirements of the Securities Act of 1933. The Company's $175.0 Notes Receivable from ING USA bears interest at a rate of 6.257% per year. Any payment of principal and/or interest is subject to the prior approval of the Insurance Commissioner of the state of Iowa. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005.

Tax Sharing Agreements

ILIAC has a federal tax sharing agreement with IICA, whereby ILIAC charges its subsidiary for federal taxes it would have incurred were it not a member of the consolidated group and credits the member for losses at the statutory federal tax rate.

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

Capital Transactions and Dividends

In 2004, ILIAC did not receive any capital contributions. In 2003, ILIAC received $230.0 in cash capital contributions from Lion. In 2002, ILIAC received capital contributions in the form of investments in affiliated mutual funds of $164.3 from HOLDCO.

ILIAC paid a cash dividend of $70.0 to Lion in 2004 and did not pay any cash dividends to Lion in 2003 or 2002. However, on February 28, 2002, ILIAC contributed 100% of the stock of IA Holdco to HOLDCO in the form of a $60.1 dividend distribution.

9.   **Financing Agreements**

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which is due on demand, the Company can borrow up to $125.0 from the Bank. Interest on any borrowing accrues at an annual rate equal to (1) the cost of funds for the Bank for the period applicable for the advance plus .225% or (2) a rate quoted by the Bank to the Company for the borrowing. Under the agreement, the Company incurred minimal interest expense for the years ended December 31, 2004, 2003, and 2002, respectively. At December 31, 2004 and 2003, the Company did not have any balances payable to the Bank.

The Company also maintains a perpetual revolving loan agreement with Bank of New York ("BONY"). Under this agreement, the Company can borrow up to $100.0 from BONY. Interest on any of the Company borrowing accrues at an annual rate equal to (1) the cost of funds for BONY for the period applicable for the advance plus .35% or (2) a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2004, 2003, and 2002. At December 31, 2004 and 2003, the Company did not have any balances payable to BONY.

Also see Reciprocal Loan Agreement in Note 9.

10.   **Reinsurance**

At December 31, 2004, the Company had reinsurance treaties with six unaffiliated reinsurers and one affiliated reinsurer covering a significant portion of the mortality risks and guaranteed death and living benefits under its variable contracts. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company sold its domestic individual life insurance business to Lincoln for $1.0 billion in cash. The transaction is generally in the form of an indemnity reinsurance arrangement, under which Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains directly obligated to contractowners.

Effective January 1, 1998, 90% of the mortality risk on substantially all individual universal life product business written from June 1, 1991 through October 31, 1997 was reinsured externally. Beginning November 1, 1997, 90% of new business written on these products was reinsured externally. Effective October 1, 1998 this agreement was assigned from the third party reinsurer to Lincoln.

Effective December 31, 1988, the Company entered into a modified coinsurance reinsurance agreement ("MODCO") with Aetna Life Insurance Company ("Aetna Life"), (formerly an affiliate of the Company), in which substantially all of the nonparticipating individual life and annuity business written by Aetna Life prior to 1981 was assumed by the Company. Effective January 1, 1997, this agreement was amended to transition (based on underlying investment rollover in Aetna Life) from a modified coinsurance arrangement to a coinsurance agreement. As a result of this change, reserves were ceded to the Company from Aetna Life as investment rollover occurred. Effective October 1, 1998, this agreement was fully transitioned to a coinsurance arrangement and this business along with the Company's direct individual life insurance business, with the exception of certain supplemental contracts with reserves of $61.1 and $63.8 as of December 31, 2004 and 2003, respectively, was sold to Lincoln.

On December 16, 1988, the Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $19.3 and $20.4 were maintained for this contract as of December 31, 2004 and 2003, respectively.

The effect of reinsurance on premiums and recoveries for the years ended December 31, 2004, 2003 and 2002, were as follows:

| | Year ended December 31, | | |
	2004	2003	2002
Direct premiums	$ 39.0	$ 51.1	$ 55.9
Reinsurance assumed	-	0.1	-
Reinsurance ceded	(0.5)	(1.1)	(2.0)
Net premiums	$ 38.5	$ 50.1	$ 53.9

11.   Commitments and Contingent Liabilities

Leases

The Company leases its office space and certain other equipment under operating leases that expire through 2009.

For the years ended December 31, 2004, 2003, and 2002, rent expense for leases was $18.1, $20.8 and $18.1, respectively.   The future net minimum payments under noncancelable leases for the years ended December 31, 2005 through 2009 are estimated to be $16.7, $15.4, $14.0, $1.3, and $0.5, respectively, and $0.1 thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. At December 31, 2004, the Company had off-balance sheet commitments to purchase investments of $778.2 with an estimated fair value of $778.2.

Litigation

The Company is a party to threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Fund Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares, revenue sharing and directed brokerage, compensation, sales practices and suitability, arrangements with service providers, pricing, compliance and controls, and adequacy of disclosure.

In addition to responding to governmental and regulatory requests on fund regulatory issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

An affiliate of the Company, ING Funds Distributors, LLC ("IFD") has received notice from the staff of the National Association of Securities Dealers ("NASD") that the staff has made a preliminary determination to recommend that disciplinary action be brought against IFD and one of its registered persons for violations of the NASD Conduct Rules and federal securities laws in connection with frequent trading arrangements.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigation of ING relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Other Regulatory Matters

The New York Attorney General and other regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives, potential conflicts of interest, potential anti-competitive activity, marketing practices, certain financial reinsurance arrangements, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. U.S. affiliates of ING have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

12. Other Comprehensive Income

The components of other comprehensive income for the years ended December 31, 2004 and 2003 were as follows:

	As of December 31,	
	2004	2003
Net unrealized capital gains (losses):		
Fixed maturities	$ 124.6	$ 108.5
Equity securities	8.7	14.4
Sales inducements	(0.1)	-
Other	(8.2)	51.6
Subtotal	125.0	174.5
Less: Deferred income taxes	41.2	58.5
Net unrealized capital gains	83.8	116.0
Minimum pension liability	(16.7)	-
Net accumulated other comprehensive income	$ 67.1	$ 116.0

Net unrealized capital gains allocated to experience-rated contracts of $357.5 and $491.5 at December 31, 2004 and 2003, respectively, are reflected on the Consolidated Balance Sheets in future policy benefits and claims reserves and are not included in shareholder's equity.

Changes in accumulated other comprehensive income related to changes in net unrealized gains (losses) on securities, including securities pledged, excluding those related to experience-rated contractholders, were as follows:

| | Year ended December 31, | | |
	2004	**2003**	**2002**
Unrealized holding (losses) gains arising during the year [1]	$ 18.6	$ (48.1)	$ 127.4
Less: reclassification adjustment for gains (losses) and other items included in net income[2]	50.8	(46.6)	65.7
Net unrealized (losses) gains on securities	$ (32.2)	$ (1.5)	$ 61.7

(1) Pretax net unrealized holding gains (losses) were $28.6, $(74.0), and $196.0, for the years ended December 31, 2004, 2003, and 2002, respectively.
(2) Pretax reclassification adjustments for gains (losses) and other items included in net income were $78.1, $(71.6), and $101.1, for the years ended December 31, 2004, 2003, and 2002, respectively.

13.   Reclassifications and Changes to Prior Year Presentation

During 2004, certain changes were made to the 2003 and 2002 Statements of Operations to reflect the correct balances, as follows:

- Certain changes were made to the classification of reinsurance ceded related to certain products, which were included as a reduction to premiums.
- Certain changes were made to the classification of certain annuity and other products, which were included in premium income.
- Certain changes were made to the classification of certain benefits to contractowners, which were included as a reduction to premiums.

In addition, certain reclassifications have been made to conform to the current year presentation.

These changes had no impact on net income or shareholder's equity of the Company. We deemed these changes to the Statement of Operations as immaterial, and, as such, have not labeled the Statement of Operations as restated. The following summarizes the corrections to each financial statement line item:

Year ended 12/31/2003	Previously Reported 2003		Adjustment		Revised 2003	
Fee income	$	384.3	$	11.5	$	395.8
Premiums		95.8		(45.7)		50.1
Total revenue		1,463.7		(34.2)		1,429.5
Interest credited and other benefits to contractowners		757.6		(34.2)		723.4
Total expense		1,248.0		(34.2)		1,213.8

Year ended 12/31/2002	Previously Reported 2002		Adjustment		Revised 2002	
Fee income	$	418.2	$	5.7	$	423.9
Premiums		98.7		(44.8)		53.9
Total revenue		1,375.4		(39.1)		1,336.3
Interest credited and other benefits to contractowners		746.4		(39.1)		707.3
Total expense		1,289.3		(39.1)		1,250.2

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

Also, during 2004, certain changes were made to the 2003 and 2002 Statements of Cash Flows to reflect the correct balances, primarily related to payables for securities purchased, short-term borrowings, and investment contracts. As a result of these adjustments, we have labeled the Statements of Cash Flows for 2003 and 2002 as restated. The following summarizes the adjustments:

	Previously Reported	Adjustment	Restated
Year ended 12/31/2003			
Net cash provided by (used for) operating activities	$ 1,254.8	$ (196.5)	$ 1,058.3
Net cash provided by (used for) financing activities	781.1	196.5	977.6
Year ended 12/31/2002			
Net cash provided by (used for) operating activities	$ 1,527.7	$ (132.4)	$ 1,395.3
Net cash used for investing activities	(2,152.0)	(167.3)	(2,319.3)
Net cash provided by (used for) financing activities	607.7	299.7	907.4

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

QUARTERLY DATA (UNAUDITED)

Restatement of Financial Information: During the quarterly period ended June 30, 2003, the Company incorrectly recorded investment income and realized capital gains related to Separate Accounts. The Company noted the effect of this error during the compilation of the December 31, 2003 consolidated financial statements and made the appropriate changes to the quarterly periods ended June 30, 2003 and September 30, 2003.

The following tables show the previously reported and restated amounts for each of the periods affected in 2003.

As Restated

2004 (In millions)	First	Second	Third	Fourth
Total revenue	$ 384.5	$ 362.1	$ 376.7	$ 379.2
Income (loss) before income taxes	64.4	54.7	61.3	61.3
Income tax expense (benefit)	20.4	17.0	(14.3)	19.3
Net income	$ 44.0	$ 37.7	$ 75.6	$ 42.0

As Reported

2004 (In millions)	First	Second	Third
Total revenue	$ 387.3	$ 364.4	$ 379.0
Income (loss) before income taxes	64.4	54.7	61.3
Income tax expense (benefit)	20.4	17.0	(14.3)
Net income	$ 44.0	$ 37.7	$ 75.6

As Restated

2003 (In millions)	First	Second*	Third*	Fourth
Total revenue	$ 351.6	$ 374.5	$ 353.9	$ 349.5
Income before income taxes	17.5	109.2	25.5	63.5
Income tax expense	5.1	35.4	0.6	20.0
Net income	$ 12.4	$ 73.8	$ 24.9	$ 43.5

As Reported

2003 (In millions)	First	Second*	Third*	Fourth
Total revenue	$ 359.2	$ 381.3	$ 354.7	$ 368.5
Income before income taxes	17.5	109.2	25.5	63.5
Income tax expense	5.1	35.4	0.6	20.0
Net income	$ 12.4	$ 73.8	$ 24.9	$ 43.5

*   Restated